As confidentially submitted with the U.S. Securities and Exchange Commission on June 11, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Quad Global Inc.
(Exact name of Registrant as specified in its charter)

Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, Suite 304
New York, NY 10036
Telephone: +1(212) 612-1400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hui Chen, Esq.
Hui Chen and Associates, P.L.L.C.
136-20 38th Avenue, Suite 9E
Flushing, NY 11354
Telephone: (718) 463-2666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

KM QUAD
(Exact name of Co-Registrant as specified in its charter)

Cayman Islands	3714	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

The Co-Registrant has the following principal executive office:
KM QUAD
No. 10 Shunyi Road, Automotive Industry Park
Economic Development Zone
Jiujiang City, Jiangxi Province, People’s Republic of China

The agent for service for the Co-Registrant is:

[*]
[*]

Copies of communications to:

Mitchell S. Nussbaum, Esq. Vivien Bai, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Telephone: (212) 407-4900	Nick L. Torres, Esq. J. Zhang and Associates, P.C. 3712 Prince Street, Ste 9C Flushing, New York 11354 Telephone: (718) 701-5098

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Registrant and Co-Registrant:

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant and the Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and the Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [  ], 2025

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
QUETTA ACQUISITION CORPORATION
AND PROSPECTUS FOR ORDINARY SHARES
OF QUAD GLOBAL INC.

Proxy Statement/Prospectus dated [  ], 2025
and first mailed to the stockholders of Quetta Acquisition Corporation on or about [  ], 2025

To the Stockholders of Quetta Acquisition Corporation:

You are cordially invited to attend the Special Meeting of the Stockholders of Quetta Acquisition Corporation (“Quetta”, “QETA”, “we”, “our”, or “us”), which will be held at [  ], on [  ], 2025 (the “Special Meeting”) and virtually using the following dial-in information:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

Quetta Acquisition Corporation is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the Redomestication Merger (as defined below) and the Acquisition Merger (as defined below). The Redomestication Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.”

Quetta has entered into a Merger Agreement with QUAD (as defined below), dated as of February 14, 2025 (as it may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between Quetta and KM QUAD, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“QUAD”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of Quetta, Quetta will reincorporate in the Cayman Islands by merging with and into Quad Global Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of Quetta ( “PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); (ii) promptly after the Redomestication Merger, Quad Group Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of PubCo (“Merger Sub”), will be merged with and into QUAD, with QUAD remaining as the surviving entity, resulting in QUAD being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The aggregate consideration for the Acquisition Merger (the “Merger Consideration”) is $300,000,000, payable to the QUAD Shareholders (as defined below) in the form of newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share. The calculation of the Merger Consideration would result in the aggregate issuance to the QUAD Shareholders at the Closing (as defined below), of 30,000,000 PubCo Ordinary Shares (the “Closing Payment Shares”).

Upon the closing of the Business Combination, ordinary shares of PubCo will comprise class A ordinary shares of a par value of US$0.0001 each (“PubCo Class A Ordinary Shares”) and class B ordinary shares of a par value of US$0.0001 each (“PubCo Class B Ordinary Shares,” together with PubCo Class A Ordinary Shares, collectively “PubCo Ordinary Shares”) where each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. At the closing of the Business Combination, the former Quetta stockholders will receive the consideration specified below and the former shareholders of QUAD will receive an aggregate of 4,500,000 PubCo Class A Ordinary Shares and 25,500,000 PubCo Class B Ordinary Shares.

PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules, because certain shareholders of QUAD will be able to exercise a majority of the aggregate voting power of PubCo’s issued and outstanding share capital upon the completion of the Business Combination, regardless of the number of share redemptions by Quetta’s stockholders, and as such, may have the ability to control the outcome of matters submitted to shareholders for approval. The controlling stockholders following the consummation of the Business Combination will be Junan Ke, Ni Ke and Xiaoping Ke, who will collectively beneficially own 25,500,000 PubCo Class B Ordinary Shares, representing (i) 96.60% of the aggregate voting power of our then-issued and outstanding Class A and Class B ordinary shares as a group, assuming no redemption of QETA Common Stock by public stockholders, and (ii) 97.24% of the aggregate voting power of our then- issued and outstanding Class A and Class B ordinary shares as a group, assuming full redemption of QETA Common Stock by public stockholders. Although PubCo does not intend to rely on the exemptions from certain corporate governance requirements afforded to a “controlled company”, including exemptions from the requirements that a majority of the board of directors be independent and that the compensation and nominating committees be comprised entirely of independent directors, we could elect to rely on these exemptions in the future, and if so, the investors would not have the same protection afforded to shareholders of companies that are subject to all the corporate governance requirements of Nasdaq. Upon completion of the Business Combination, as long as the controlling shareholders hold at least 51.33% of the Class B Ordinary Shares (representing 40.52% of the Ordinary Shares overall) assuming full redemption of QETA Common Stock by public stockholders, they would continue to control the outcome of matters submitted to shareholders for approval (assuming a simple majority is needed to approve such matters). See the sections entitled “PubCo’s Directors and Executive Officers after the Business Combination” and “Security Ownership of The Combined Company after the Business Combination” of this proxy statement/prospectus for more details.

One of the conditions to the obligations of QUAD to consummate the Closing is that the initial listing application of PubCo with Nasdaq in connection to the contemplated transactions shall have been conditionally approved and, immediately following the Effective Time (as defined below), PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and the additional listing of the Closing Payment Shares shall have been approved by Nasdaq. The terms of the Merger Agreement permit that this condition may be waived in writing by Quetta and QUAD, without recirculation or resolicitation of this proxy statement/prospectus. Shareholders may not have certainty at the time they vote regarding whether PubCo’s securities will be listed on a national securities exchange following the Business Combination.

At the Special Meeting, stockholders of Quetta will be asked to consider and vote upon the following proposals:

1.	approval of the Redomestication Merger and the Plan of Merger (as defined below), which we refer to as the “Redomestication Merger Proposal” or “Proposal No. 1;”

2.	approval of the Acquisition Merger, which we refer to as the “Acquisition Merger Proposal” or “Proposal No. 2;”

3.	approval, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 30,000,000 PubCo Ordinary Shares, in connection with the Business Combination, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3”;

4.	approval of the Governance Proposal, which we refer to as the “Governance Proposal” or “Proposal No. 4”;

5.	approval of the members of the directors to serve on the board of directors, each effective from the consummation of the Business Combination, which we refer to as the “Director Approval Proposal” or “Proposal No. 5”; and

6.	approval to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus, which we refer to as the “Adjournment Proposal” or “Proposal No. 6” and, together with the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, and the Director Approval Proposal (collectively, the “Proposals”).

If stockholders of Quetta approve the Redomestication Merger Proposal and the Acquisition Merger Proposal, then, immediately prior to the consummation of the Business Combination, all outstanding units of Quetta (each of which consists of one QETA Common Stock (as defined below) and one QETA Right (as defined below)) (the “QETA Units”) will separate into their individual components of QETA Common Stock and QETA Rights, and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of stockholders of Quetta shall be exchanged as follows:

(i)	Each share of common stock of Quetta, par value $0.0001 per share (“ QETA Common Stock”), issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each such QETA Common Stock, PubCo shall issue to each stockholder of Quetta (other than stockholders of Quetta who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid; and

(ii)	The holders of Quetta’s rights (exchangeable into one-tenth of one share of QETA Common Stock) (collectively, the “QETA Rights”) issued and outstanding immediately prior to the effective time of the Redomestication Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each QETA Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Assuming conversion of all Quetta securities held by the Initial Shareholders (as defined below), under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, as of the Closing the Initial Shareholders will own 2,003,349 PubCo Ordinary Shares, representing approximately 5.81%, 5.96%, and 6.11% of the issued PubCo Ordinary Shares, respectively. The PubCo Ordinary Shares issuable to the Initial Shareholders in respect of the Quetta securities held by the Initial Shareholders includes (i) 1,725,000 shares of QETA Common Stock; (ii) 253,045 shares of QETA Common Stock included as part of the Private Units; and, and 25,304 shares of QETA Common Stock underlying the QETA Rights.

These relative percentages assume that none of QETA’s existing public stockholders exercise their redemption rights or dissenting rights, as discussed herein. If any of existing public stockholders of Quetta exercise their redemption rights, the anticipated percentage ownership of existing stockholders of Quetta will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

The QETA Units, QETA Common Stock and QETA Rights are currently listed on the Nasdaq Global Market under the symbols “QETAU,” “QETA” and “QETAR,” respectively. PubCo intends to apply to list the PubCo Class A Ordinary Shares on the Nasdaq Stock Market under the symbol “[  ]” in connection with the closing of the Business Combination. Each QETA Unit consists of one QETA Common Stock and one-tenth (1/10) of one QETA Right to receive one share of Common Stock upon the consummation of an initial business combination.

Quetta cannot assure you that the PubCo Class A Ordinary Shares will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page 45 for a discussion of information that should be considered in connection with an investment in PubCo securities.

KM QUAD is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China.

QUAD’s PRC Operating Entity (as defined below) face various legal and operational risks and uncertainties related to doing business in China. For instance, QUAD’s PRC Operating Entity faces risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the ability of the Public Company Accounting Oversight Board (United States) (“PCAOB”) to inspect QUAD’s auditors, which may impact the ability of QUAD’s subsidiaries to conduct certain businesses, accept foreign investors, or list on a United States or foreign exchange after the Business Combination. These risks could result in a material adverse change in QUAD’s business operations and the value of PubCo Class A Ordinary Shares, significantly limit or hinder PubCo’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As QUAD’s PRC Operating Entity does business in China, Chinese regulatory authorities could disallow such structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risk Factors Relating to Doing Business in China” in this proxy statement/prospectus.

QUAD’s corporate structure as a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China involves unique risks to investors. Chinese regulatory authorities could disallow this structure, which cause the incapability to continue operation without changing the corporate structure or switching the business focus. This may in turn cause the value of the securities to significantly decline or even become worthless. According to the Foreign Investment Law in China, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other permissions or approvals from relevant PRC government authorities. The National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”) and serves as one of the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. As a company engaged in the production, sales, and research and development of automotive paint protection films and window films, the businesses operated by QUAD are not included in the 2024 Negative List. Therefore, QUAD believes that its business is not subject to any restrictions on equity ownership. However, since the Negative List has been adjusted and updated almost on an annual basis in the recent years, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category, which would likely result in a material change in our operations or in the value of our securities. The PRC government will also establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security. For a detailed description of the risks associated with QUAD’s corporate structure, please refer to risks disclosed under “Risk Factors — Risk Factors Relating to Doing Business in China — PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC Operating Entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” in this proxy statement/prospectus.

QUAD may encounter several limitations related to cash transfer among its PRC Operating Entity, the holding company and its investors. Any funds we transfer to the PRC Operating Entity, either as a shareholder loan or as an increase in registered capital, are subject to permission and approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entity are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entity is required to be registered with the SAFE or its local branches and (ii) our PRC Operating Entity may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. See “Risk Factors — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entity. In addition, if QUAD is determined to be a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares, and non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. An “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. See “Risk Factors — Under the PRC Enterprise Income Tax Law, PubCO may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to PubCO and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.”

QUAD also may face risks relating to the lack of PCAOB inspection on its auditor, which may cause PubCo Securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act as amended by the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) that was signed into law on December 29, 2022, if the PCAOB has determined it is unable to investigate QUAD’s auditor completely for two consecutive years beginning in 2022. The delisting or the cessation of trading of PubCo Securities, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. QUAD’s auditor is headquartered in Singapore and is subject to inspection by the PCAOB on a regular basis and PCAOB can inspect our auditor. Therefore, it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, since the audit work was carried out by QUAD’s auditor with the collaboration of its China-based office, the audit working papers of QUAD’s financial statements may not be inspected by the PCAOB without the approval of the PRC authorities. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange. See “Risk Factors — Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.”

The structure of cash flows within our organization and a summary of the applicable regulations are as follows:

Our equity structure is a direct holding structure. QUAD, the entity to be acquired by PubCo, controls Quad (Jiangxi) Technology Co., Ltd. (“Jiangxi QUAD”, or the “WFOE”) and other domestic operating entities through the Hong Kong company, XG QUAD (“HK Subsidiary”).

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the current laws and regulations of the PRC. After any non-PRC based investors’ funds enter QUAD at QUAD’s securities offerings outside of China, the funds can be directly transferred to HK Subsidiary, and then transferred to subordinate operating entities through the WFOE in accordance with relevant laws and regulations of the PRC. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of QUAD or QUAD’s subsidiaries, by the PRC government to transfer cash. Please see Summary of Risk Factors – “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” for more details.

If we intend to distribute dividends, we will transfer the funds to HK Subsidiary from WFOE in accordance with the laws and regulations of the PRC, and then HK Subsidiary will transfer the dividends to QUAD, and the dividends will be distributed from QUAD to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. In terms of the cash transfer among QUAD and its subsidiaries, subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approvals of the financial controllers of the entities involved. As for an internal cash transfer exceeds RMB10,000,000 (approximately $1.5 million), the general manager is also required to conduct review and approval, and the profit distribution involved must also be approved by the shareholders meeting. There are no other cash management policies. Please see Cash Transfer under Summary section, and “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” in Summary of risk factors and risk factors section for more details.

In the reporting periods presented in this proxy statement/prospectus, (1) no cash transfers have occurred between our holding company and its subsidiaries and consolidated entities, (2) no dividends nor distributions have been made by the subsidiaries or consolidated entities to our holding company, and (3) except for the dividends of $11,784,774 and $1,412,247 declared and paid by QUAD to its shareholders during the year ended December 31, 2024, and 2023, respectively, our holding company has not paid any dividends nor made any distributions to our investors. For further details, please refer to “Selected Historical Combined Financial Information of QUAD”, as well as the combined financial statements included elsewhere in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, QUAD does not have any cash management policy other than that is stated in the paragraph above. For the foreseeable future, we intend to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, QUAD currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

QUAD’s PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable In addition, PRC Operating Entity cannot distribute dividends until previous years’ loss has been offset. See “Regulations Relating to Dividend Distributions” for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

As of March 31, 2025, there was approximately $18,417,128 in the Quetta trust account of (the “Trust Account”). On [   ], 2025, the last sale price of QETA Common Stock was $[   ].

Following the completion of the Business Combination, the issued and outstanding share capital of PubCo will consist of PubCo Ordinary Shares. The shareholders of QUAD (the “QUAD Shareholders”) will beneficially own 30,000,000 of the issued PubCo Ordinary Shares and will be able to exercise 98.31% of the total voting power of the issued and outstanding share capital of PubCo immediately following the completion of the Business Combination, assuming that none of the existing public stockholders of Quetta exercise their redemption rights or dissenting rights, as discussed herein.

Pursuant to Quetta’s amended and restated certificate of incorporation (the “Current Charter”), Quetta is providing its public stockholders with the opportunity to redeem all or a portion of their QETA Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in its Trust Account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding QETA Common Stock that were sold as part of the QETA Units in the IPO, subject to the limitations described herein. Quetta estimates that the per-share price at which QETA Common Stock held by the public (the “Public Shares”) may be redeemed from cash held in the Trust Account will be approximately $[   ] at the time of the Special Meeting. The public stockholders of Quetta may elect to redeem their shares even if they vote for the Redomestication Merger or do not vote at all. Quetta has no specified maximum redemption threshold under the Current Charter. According to the Current Charter, a public stockholder of Quetta, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without Quetta’s prior consent.

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Business Combination, including Ordinary Shares underlying Units, and Ordinary Shares following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
QETA’s Public Shares	1,700,703	4.93%	850,352	2.53%	-	-
QETA’s Founder Shares Held by Directors and Executive Officers	8,000	0.02%	8,000	0.02%	8,000	0.02%
QETA’s Founder Shares Held by Sponsor*	1,717,000	4.99%	1,717,000	5.11%	1,717,000	5.25%
Representative Shares	69,000	0.20%	69,000	0.21%	69,000	0.21%
Private Shares*	253,045	0.73%	253,045	0.75%	253,045	0.77%
QETA shares which shareholders will be entitled to upon conversion of the Public Rights underlying Units issued	690,000	2.01%	690,000	2.05%	690,000	2.11%
QETA shares which shareholders will be entitled to upon conversion of the Private Rights underlying Units issued*	25,304	0.07%	25,304	0.08%	25,304	0.07%
QUAD Shares	30,000,000	87.05%	30,000,000	89.25%	30,000,000	91.57%
Total Shares of PubCo Ordinary Shares	34,463,052	100%	33,612,701	100%	32,762,349	100%

* Under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Sponsor will own 1,995,349 PubCo Ordinary Shares, representing approximately 5.79%, 5.94%, and 6.09% of the issued PubCo Ordinary Shares, respectively.

(1)	Under No Redemption Scenario, assumes no other redemptions of QETA Common Stock, except for 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.
(2)	Under Interim Redemption Scenario, assumes a 50% redemption of 6,049,649 QETA Common Stock for aggregate redemption payments of $64.17 million using a per-share redemption price of $10.608, including 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.
(3)	Under Max Redemption Scenario, assumes a 100% redemption of 6,900,000 QETA Common Stock for aggregate redemption payments of $73.20 million using a per-share redemption price of $10.608, including 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.

Compensation Received by the Sponsor

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Quetta to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor	In May 2023, an aggregate of 1,725,000 insider shares, or the founder shares, were issued to the Sponsor for an aggregate purchase price of $25,000. As of the date hereof, 1,717,000 insider shares are beneficially owned by the Sponsor.	Quetta has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. As of [ ], 2025, there were $[ ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

Simultaneously with the closing of the IPO on October 11, 2023, Quetta sold to the Sponsor 253,045 Private Units at $10.00 per unit in a private placement generating total gross proceeds of $2,530,450.

	Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a stockholder of Quetta at the time of purchase of the shares of QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such stockholder of Quetta purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this proxy statement/prospectus, the Initial Shareholders collectively hold 1,978,045 shares of QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being QETA Common Stock’s closing price on [ ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per PubCo Ordinary Share, whereas other public stockholders of Quetta would only have a profit of $[ ] per PubCo Ordinary Share.	Quetta has agreed to pay Sponsor or its affiliates a total of up to $10,000 per month for certain general and administrative services, including office space, administrative and support commencing on the closing date of the IPO. Quetta paid $78,710 of such fees to the Sponsor on June 4, 2024. Quetta accrued $10,000 and $30,000 administrative fees due to the Sponsor as of March 31, 2025 and December 31, 2024, respectively.

The retention of shares by Sponsor and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming public stockholders of Quetta. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Conflicts of Interest

Directors and officers of Quetta may have interests in the Business Combination that are different from your interests as a stockholder. The manager of the Sponsor is the wife of the chief executive officer and the chairman of the Quetta Board, Mr. Hui Chen. In May 2023, an aggregate of 1,725,000 insider shares were issued to our Sponsor for an aggregate contribution of $25,000. Simultaneously with the closing of the IPO, Quetta consummated the private placement (the “Private Placement”) with the Sponsor of 253,045 QETA Units (the “Private Unit(s)”), generating total proceeds of $2,530,450. The following table sets forth information regarding directors and officers of Quetta and the Sponsor’s beneficial interests in securities of Quetta as at [  ], 2025:

Stockholder(1)	Number of Shares of QETA Common Stock	Number of QETA Units
Yocto Investments LLC (our sponsor)(2)	1,717,000	253,045
Hui Chen(2)	1,717,000	253,045
Robert L. Labbe	2,000	0
Daniel M. McCabe	2,000	0
Qi Gong	0	0
Ping Zhang	0	0
All directors and executive officers (five (5) individuals) as a group	1,974,045	253,045

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o Quetta Acquisition Corporation, 1185 Avenue of the Americas, Suite 304, New York, NY 10036.
(2)	The Sponsor is the record holder of the 1,717,000 insider shares reported herein. It is controlled by Mrs. Chen Chen (the wife of the chief executive officer and the chairman of the Quetta Board), its managers. By virtue of this relationship, Mr. Hui Chen (alongside Mrs. Chen Chen) may be deemed to share beneficial ownership of the securities held of record by our Sponsor.

Each of the following individuals (directors, officers or other affiliates of Quetta) has an economic interest in the insider shares currently held by the Sponsor and its affiliates. The economic interest (or deemed economic interest) of these individuals in these 1,725,000 shares retained by the Sponsor is shown below:

Name of Person	QETA Shares
Yocto Investments LLC (our sponsor)	1,717,000
Hui Chen	1,717,000
Robert L. Labbe	2,000
Brandon Miller(1)	2,000
Ping Zhang(1)	-
Daniel M. McCabe	2,000
Michael Lazar (2)	2,000

(1)	On April 29, 2025, Quetta reported the death of Brandon Miller, a member of Quetta Board and the chairperson of the audit committee. On April 29, 2025, the Qutta Board appointed Qi Gong, a current member of the Quetta Board, to serve as chairperson of the audit committee. On the same day, the Quetta Board appointed Ping Zhang as a member of the Quetta Board, including committee positions on the audit committee, the compensation committee, and the nominating committee, to fill the vacancy created by Mr. Miller’s death. The Quetta Board has determined that Mr. Zhang satisfies the current “independent director” standards established by the rules of The Nasdaq Stock Market.
(2)	Michael Lazar resigned as an independent director of Quetta on April 3, 2024.

On May 21, 2023, Quetta issued an unsecured promissory note to the Sponsor, pursuant to which the Sponsor may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due after the date on which Quetta closes an initial business combination. The Sponsor loaned Quetta $300,000 to be used, in part, for transaction costs incurred in connection with the IPO. Quetta repaid the outstanding balance of $300,000 to the Sponsor on October 11, 2023, as such, there was no balance due as of March 31, 2025 and December 31, 2024.

If Quetta does not consummate an initial business combination by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein) (the “Combination Period”), it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 8,000 PubCo Ordinary Shares and 1,995,349 PubCo Ordinary Shares into which the 8,000 shares of QETA Common Stock and 1,995,349 shares of QETA Common Stock held by the directors of Quetta and the Sponsor (including the shares of QETA Common Stock included in the QETA Units and the shares of QETA Common Stock underlying the Private Rights), respectively, will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[  ] million and $[  ] million, respectively, based upon the closing price of $[  ] per share on Nasdaq on [  ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of Quetta in securities of Quetta, the Sponsor and the directors and officers of Quetta have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of Quetta.

Moreover, prior to the IPO, Quetta issued an aggregate of 1,725,000 insider shares to the Initial Shareholders for an aggregate purchase price of $25,000. As of the date of this prospectus, the Initial Shareholders hold an aggregate of 1,725,000 insider shares, the purchase price of which was $25,000, or approximately $0.0145 per share. As a result, Sponsor and the directors and officers of Quetta will have rates of return on their respective investments which differ from the rate of return of stockholders of Quetta who purchased shares of QETA Common Stock at various other prices, including QETA Common Stock included in QETA Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a stockholder of Quetta at the time of purchase of the QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such stockholder of Quetta purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,978,045 shares of QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[  ] per PubCo Ordinary Share (i.e. being the QETA Common Stock closing price on [  ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[  ] and the Initial Shareholders would have a potential aggregate profit of $[  ], representing a profit of $[  ] per PubCo Ordinary Share, whereas other public stockholders of Quetta would only have a profit of $[  ] per PubCo Ordinary Share.

As a result of the interests of the Initial Shareholders in securities of Quetta, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to stockholders of Quetta, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of Quetta. See “Proposal No. 2. - The Acquisition Merger Proposal - Interests of Certain Persons in the Business Combination.”

The Quetta Board has determined (i) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination, are advisable, fair to and in the best interests of, Quetta and its stockholders, and (ii) to recommend that the stockholders approve the transactions contemplated by the Merger Agreement, including the Business Combination. Quetta obtained a fairness opinion provided by CHFT Advisory and Appraisal, Ltd. stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by CHFT in preparing such opinion, the aggregate consideration to be paid in the Merger Agreement is fair from a financial point of view to Quetta. The Quetta Board also believed that the officers and directors of Quetta have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

As of the date of this prospectus/proxy statement, Quetta has not entered into any agreement, arrangement, or understanding, including any payments, between the Sponsor and unaffiliated security holders of Quetta regarding the redemption of outstanding securities of Quetta.

Quetta is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. The Sponsor, which owns approximately 52.78% of the outstanding shares of QETA Common Stock as of the record date, has agreed to vote its QETA Common Stock in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intends to vote for the Nasdaq Proposal, Governance Proposal, Director Approval Proposal and the Adjournment Proposal, although there is no agreement in place with respect to voting on those latter proposals.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of QETA Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the shares of QETA Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either in person or by proxy and abstaining from voting will have no effect on the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals. As of the date of this proxy statement/prospectus, the Initial Shareholders own 52.78% of the issued and outstanding shares of QETA Common Stock. The Initial Shareholders have agreed to vote any QETA Common Stock owned by them in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal and, accordingly, we do not need Public Shares to be voted in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal in order to have them approved (assuming that only a quorum was present at the meeting).

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay. Stockholders of Quetta may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person (including by virtual presence) if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person (including by virtual presence) or by proxy and abstaining from voting and broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person (including by virtual presence), the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person (including by virtual presence), you may withdraw your proxy and vote in person (including by virtual presence).

This proxy statement/prospectus provides you with detailed information about the Merger Agreement and other matters to be considered at the Special Meeting. We encourage you to read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 45 of this proxy statement/prospectus.

The Quetta Board has unanimously approved the Merger Agreement and the Plan of Merger, and unanimously recommends that the holders of Quetta to vote “FOR” approval of each of the Proposals. When you consider the Board’s recommendation of these Proposals, you should keep in mind that directors and officers of Quetta have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination.”

On behalf of Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Hui Chen
Chief Executive Officer and Chairman
Quetta Acquisition Corporation

[ ], 2025

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Quetta with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Individuals call toll-free: 1-877-870-8565

Brokers call: 1-206-870-8565

Email: ksmith@advantageproxy.com

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. Please be sure to include your complete name and address in your request. Please see the section titled “Where You Can Find Additional Information” to find out where you can find more information about Quetta, PubCo, Merger Sub and QUAD. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of Quetta, PubCo, Merger Sub and QUAD has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus:

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong and Macau;

●	“Closing” refers to the closing of the Business Combination;

●	“Closing Date” refers to the date on which the Business Combination is consummated;

●	“Combined Company” refers to the PubCo as of the Effective Time;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands, as amended

●	“Current Charter” refers to the certificate of incorporation of Quetta, as amended and restated from time to time;

●	“Effective Time” refers to the time when the Plan of Merger for the Acquisition Merger is accepted by the Registrar of Companies of the Cayman Islands in accordance with the Companies Act, or such other time as specified in such Plan of Merger;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Initial Shareholders” refers to all of the stockholders of Quetta immediately prior to the IPO, including the Sponsor and all of the officers and directors of Quetta to the extent they hold QETA Common Stock;

●	“IPO” refers to the initial public offering of units of Quetta consummated on October 11, 2023;

●	“Quetta Board” or the “Board” refers to the board of directors of Quetta;

●	“Quetta Common Stock” or “QETA Common Stock” refers to the Common Stock, par value $0.0001 per share, of Quetta as existing as of the date hereof and immediately prior to the Effective Time;

●	“Loeb” refers to Loeb & Loeb LLP;

●	“LOI” refers to a letter of intent dated October 18, 2024 entered into by and between Quetta and QUAD;

●	“Merger Agreement” refers to the merger agreement dated February 14, 2025 entered into by and among Quetta, PubCo, Merger Sub, QUAD and certain other parties;

●	“Merger Sub” refers to Quad Group Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability;

●	“Plan of Merger” refers respectively to the statutory plan of merger (including the memorandum and articles of association of the surviving company (as defined in the Plan of Merger)) to be filed with the Registrar of Companies of the Cayman Islands in connection with the Redomestication Merger and the Acquisition Merger (as appropriate);

●	“proxy solicitor” refers to Advantage Proxy, Inc., proxy solicitor of Quetta;

●	“PRC Operating Entity” refers to Jiujiang Lida Technology Co., Ltd., a China-based film product design and manufacturing company;

●	“PubCo” refers to Quad Global Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability, as the post-Business Combination entity;

●	“PubCo Board” refers to the board of directors of PubCo;

●	“QUAD” refers to KM QUAD, an exempted company incorporated under the laws of the Cayman Islands with limited liability;

●	“QUAD Ordinary Shares” refers to the ordinary shares of a par value of $0.0001 each of QUAD as existing as of the date hereof and immediately prior to the Effective Time;

●	“SEC” or “Securities and Exchange Commission” refers to the U.S. Securities and Exchange Commission;

●	“Sponsor” refers to Yocto Investments LLC, a Delaware limited liability company;

●	“Trust Account” refers to the trust account established pursuant to the Investment Management Trust Agreement dated October 11, 2023, between Quetta and Continental Stock Transfer & Trust Company, as amended;

●	“US Dollars,” “USD”, “$,” or “US$” refers to the legal currency of the United States;

●	“U.S. GAAP” refers to accounting principles generally accepted in the United States; and

QUAD is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiary in China.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB[ ] to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on [  ]. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On [  ], the noon buying rate for Renminbi was RMB[  ] to US$1.00.

Quetta Acquisition Corporation
1185 6th Avenue, Suite 304
New York, NY 10036
Tel: (212) 612-1400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [  ], 2025

TO THE STOCKHOLDERS OF QUETTA ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of Stockholders of Quetta Acquisition Corporation, a Delaware corporation (“Quetta”), will be held at [  ] on [  ], 2025 at [  ]AM/PM Eastern Time (the “Special Meeting”) and virtually using the following dial-in information:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

The Special Meeting will be held for the purposes of considering and voting upon, and if thought fit passing and approving, the following resolutions:

I.	That the merger of Quetta with and into Quad Global Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability as a wholly owned subsidiary of Quetta ( “PubCo”), with PubCo surviving the merger, be approved and authorized in all respects and that the Plan of Merger, a copy of which is included as Annex D to the accompanying proxy statement/prospectus and any and all transactions provided for in the Plan of Merger, be and is hereby authorized, for and on behalf of Quetta, with such changes therein and additions thereto as any director and/or officer of Quetta may deem necessary, appropriate or advisable, such determinations to be evidenced conclusively by his/her execution thereof. We refer to this merger as the Redomestication Merger. This proposal is referred to as the Redomestication Merger Proposal or Proposal No.1. Holders of Common Stock Quetta (the “QETA Common Stock”) as of the record date are entitled to vote on this proposal.

II.	That the merger of Quad Group Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability as a wholly owned subsidiary of PubCo (“Merger Sub”), into QUAD, resulting in QUAD surviving the merger and becoming a wholly owned subsidiary of PubCo be approved and authorized in all respect and that board of directors of the PubCo be and is hereby authorized to take any such actions as may be necessary to complete the merger. We refer to this merger as the Acquisition Merger. This proposal is referred to as the Acquisition Merger Proposal or Proposal No. 2. Holders of QETA Common Stock as of the record date are entitled to vote on this proposal.

III.	That for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 30,000,000 ordinary shares by PubCo as the surviving entity in connection with the Business Combination be approved and authorized in all respect. This proposal is referred as the Nasdaq Proposal or Proposal No. 3. Holders of QETA Common Stock as of the record date are entitled to vote on this proposal.

IV.	That certain differences in the governance provisions set forth in the PubCo Amended and Restated Memorandum and Articles of Association (as defined below) to be adopted by PubCo (as the surviving entity) at the effective time of the Redomestication Merger be and is hereby approved. This proposal is referred to as the Governance Proposal or Proposal No. 4. Holders of QETA Common Stock as of the record date are entitled to vote on this proposal.

V.	That the directors to serve on the board of directors of PubCo, each effective from the consummation of the Business Combination, be and are hereby approved. This proposal is referred to as the Director Approval Proposal or Proposal No.5. Holders of QETA Common Stock as of the record date are entitled to vote on this proposal.

VI.	That the Special Meeting be adjourned to a later date or dates to be determined by the chairman of the Special Meeting as necessary, including without limitation (a) to permit further solicitation and vote of proxies in the event Quetta does not receive the requisite stockholder vote to approve any of the above Proposals; (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to stockholders of Quetta, or (c) if, as of the time for which the Special Meeting is scheduled, there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting. This proposal is called the Adjournment Proposal or Proposal No. 6. Holders of QETA Common Stock as of the record date are entitled to vote on this proposal.

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Redomestication Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, then Quetta will not consummate the Business Combination. If Quetta does not consummate the Business Combination and fails to complete an initial business combination by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein) (the “Combination Period”), Quetta will be required to dissolve and liquidate.

As of [  ], 2025, the record date, there were 3,747,748 QETA Common Stock issued and outstanding and entitled to vote. Only stockholders of Quetta who hold shares of record as of the close of business on [  ] are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to stockholders of Quetta on or about [  ]. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof.

Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have no effect on any of the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay to the proxy solicitor not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting in person and casting your vote by ballot or by submitting a written revocation to the proxy solicitor, that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The board of directors of Quetta unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Hui Chen
Chief Executive Officer and Chairman of
Quetta Acquisition Corporation

[ ], 2025

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-[___]) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of the PubCo Class A Ordinary Shares to stockholders of Quetta, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which stockholders of Quetta will be asked to consider and vote upon the Proposals to approve the Redomestication Merger, the Acquisition Merger, the Nasdaq Proposal, the Governance Proposal, the Director Approval Proposal and the Adjournment Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Quetta files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read SEC filings of Quetta, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.report.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact the proxy solicitor at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

All information contained in this proxy statement/prospectus relating to Quetta, PubCo and Merger Sub has been supplied by Quetta, and all such information relating to QUAD has been supplied by QUAD.

Neither Quetta, PubCo, Merger Sub nor QUAD has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Quetta and/or QUAD and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QUAD,” and “Business of QUAD”. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Quetta and QUAD, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Quetta and the following:

●	expectations regarding QUAD’s strategies and future financial performance, including QUAD’s future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	the outcome of any legal proceedings that may be instituted against QUAD, Quetta and others following announcement of the Merger Agreement and transactions contemplated therein;

●	the inability to complete the Business Combination due to the failure to obtain approval by the stockholders of Quetta;

●	the risk that the proposed Business Combination disrupts current plans and operations of QUAD as a result of the announcement and consummation of the Business Combination;

●	the ability to recognize the anticipated benefits of the Business Combination;

●	unexpected costs related to the proposed Business Combination;

●	the amount of any redemptions by existing holders of QETA Common Stock being greater than expected;

●	the management and board composition of PubCo following the proposed Business Combination;

●	the ability to list PubCo’s securities on Nasdaq;

●	limited liquidity and trading of Quetta’s and PubCo’s securities;

●	geopolitical risk and changes in applicable laws or regulations;

●	the possibility that QUAD, PubCo and/or Quetta may be adversely affected by other economic, business, and/or competitive factors;

●	operational risk;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on QUAD’s resources;

●	fluctuations in exchange rates between the foreign currencies in which QUAD typically does business and the United States dollar; and

●	the risks that the consummation of the Business Combination is substantially delayed or does not occur.

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Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Quetta, QUAD and PubCo prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to QUAD, Quetta, PubCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, PubCo, QUAD and Quetta undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

Q:	What is the purpose of this document?

A:	Quetta is proposing to consummate the Business Combination. The Business Combination consists of the Redomestication Merger and the Acquisition Merger, each of which is described in this proxy statement/prospectus. In addition, the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and the Plan of Merger in respect of the Redomestication Merger is attached to this proxy statement/prospectus as Annex D and each is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Proposals will each require the affirmative vote of the holders of a majority of the issued and outstanding QETA Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Moreover, according to the Current Charter, a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in the IPO, without Quetta’s prior consent.

Q:	What is being voted on at the Special Meeting?

A:	Below are the Proposals that the stockholders of Quetta are being asked to vote on:

●	The Redomestication Merger Proposal to approve the Redomestication Merger and the Plan of Merger in respect of the Redomestication Merger;

●	The Acquisition Merger Proposal to approve the Acquisition Merger;

●	The Nasdaq Proposal to approve the issuance of up to an aggregate of 30,000,000 PubCo Ordinary Shares by PubCo in connection with the Business Combination;

●	The Governance Proposal to approve and adopt, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo Amended and Restated Memorandum and Articles of Association to be adopted by PubCo upon the Redomestication Merger Effective Time;

●	The Director Approval Proposal; and

●	The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Quetta does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding QETA Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof.

As of the record date, 1,978,045 shares held by the Initial Shareholders, including the Sponsor and all of the officers and directors of Quetta to the extent they hold QETA Common Stock, or approximately 52.78% of the outstanding shares of QETA Common Stock, would be voted in favor of each of the Proposals.

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Q:	Are any of the proposals conditioned on one another?

A:	Yes, the Redomestication Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. The Nasdaq Proposal, the Governance Proposal and the Director Approval Proposal are dependent on the Redomestication Merger Proposal and the Acquisition Merger Proposal. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, Quetta will not consummate the Business Combination. If Quetta does not consummate the Business Combination and fails to complete an initial business combination by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), Quetta will be required to dissolve and liquidate. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Q:	Do any of the directors or officers of Quetta have interests that may conflict with my interests with respect to the Business Combination?

A:	Directors and officers of Quetta may have interests in the Business Combination that are different from your interests as a stockholder. The manager of the Sponsor is the wife of the chief executive officer and chairman of the Quetta Board, Mr. Hui Chen (“Mr. Hui Chen”). In May 2023, an aggregate of 1,725,000 insider shares were issued to our Sponsor for an aggregate contribution of $25,000. Simultaneously with the closing of the IPO, Quetta consummated the Private Placement with the Sponsor of 253,045 QETA Units, generating total proceeds of $2,530,450. The following table sets forth information regarding directors and officers of Quetta and the Sponsor’s beneficial interests in securities of Quetta as at [ ], 2025:

Stockholder(1)	Number of Shares of QETA Common Stock	Number of QETA Units
Yocto Investments LLC (our sponsor) (2)	1,717,000	253,045
Hui Chen	1,717,000	253,045
Robert L. Labbe	2,000	0
Daniel M. McCabe	2,000	0
Qi Gong	0	0
Ping Zhang	0	0
All directors and executive officers (five (5) individuals) as a group	1,974,045	253,045

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals or entities is c/o Quetta Acquisition Corporation, 1185 Avenue of the Americas; Suite 304, New York, New York 10036.

(2)	The Sponsor is the record holder of the 1,717,000 insider shares reported herein. It is controlled by Ms. Chen Chen, the wife of Mr. Hui Chen, its manager. By virtue of this relationship, Mr. Hui Chen (alongside Ms. Chen Chen) may be deemed to share beneficial ownership of the securities held of record by our sponsor.

Each of the following individuals (directors, officers or other affiliates of Quetta) has an economic interest in the insider shares currently held by the Sponsor and its affiliates. The economic interest (or deemed economic interest) of these individuals in these 1,725,000 shares retained by the Sponsor is shown below:

Name of Person	QETA Shares
Yocto Investments LLC (our sponsor)	1,717,000
Hui Chen	1,717,000
Robert L. Labbe	2,000
Brandon Miller(1)	2,000
Ping Zhang(1)	-
Daniel M. McCabe	2,000
Michael Lazar (2)	2,000

(1)	On April 29, 2025, Quetta reported the death of Brandon Miller, a member of Quetta Board and the chairperson of the audit committee. On April 29, 2025, the Qutta Board appointed Qi Gong, a current member of the Quetta Board, to serve as chairperson of the audit committee. On the same day, the Quetta Board appointed Ping Zhang as a member of the Quetta Board, including committee positions on the audit committee, the compensation committee, and the nominating committee, to fill the vacancy created by Mr. Miller’s death. The Quetta Board has determined that Mr. Zhang satisfies the current “independent director” standards established by the rules of The Nasdaq Stock Market.

(2)	Mr. Michael Lazar resigned as an independent director of Quetta on April 3, 2024.

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On May 21, 2023, Quetta issued an unsecured promissory note to the Sponsor, pursuant to which Quetta may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due after the date on which Quetta closes an initial business combination. Quetta repaid the outstanding balance of $300,000 to the Sponsor on October 11, 2023. Quetta repaid this loan from the proceeds of the IPO not being placed in the Trust Account.

As of [  ], 2025, there were $[  ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

If Quetta does not consummate an initial business combination by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), it will be required to dissolve and liquidate and the securities held by the Initial Shareholders will be worthless because the Initial Shareholders have agreed to waive their rights to any liquidation distributions. The 8,000 PubCo Ordinary Shares and 1,995,349 PubCo Ordinary Shares into which the 8,000 shares of QETA Common Stock and 1,995,349 shares of QETA Common Stock held by the directors of Quetta and the Sponsor (including the shares of QETA Common Stock included in the QETA Units and the shares of QETA Common Stock underlying the Private Rights), respectively, will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $[  ] million and $[  ] million, respectively, based upon the closing price of $[  ] per share on Nasdaq on [  ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. As a result of the interests of the Sponsor and the directors and officers of Quetta in securities of Quetta, the Sponsor and the directors and officers of Quetta have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of Quetta.

Moreover, prior to the IPO, Quetta issued an aggregate of 1,725,000 insider shares to the Initial Shareholders for an aggregate purchase price of $25,000. As of the date of this proxy statement/prospectus, the Initial Shareholders hold an aggregate of 1,725,000 insider shares, the purchase price of which was $25,000, or approximately $0.0145 per share. As a result, Sponsor and the directors and officers of Quetta will have rates of return on their respective investments which differ from the rate of return of stockholders of Quetta who purchased QETA Common Stock at various other prices, including QETA Common Stock included in QETA Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a stockholder of Quetta at the time of purchase of the shares of QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such stockholder of Quetta purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,978,045 shares of QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[  ] per PubCo Ordinary Share (i.e. being the QETA Common Stock closing price on [  ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[  ] and the Initial Shareholders would have a potential aggregate profit of $[  ], representing a profit of $[  ] per PubCo Ordinary Share, whereas other public stockholders of Quetta would only have a profit of $[  ] per PubCo Ordinary Share.

As a result of the interests of the Initial Shareholders in securities of Quetta, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to stockholders of Quetta, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect the initial business combination of Quetta.

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The exercise of discretion of directors’ and officers’ of Quetta in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in best interests of the stockholders of Quetta.

Q:	Did Quetta obtain a fairness opinion prior to entering into the Merger Agreement?

A:	Yes. Quetta Board received a fairness opinion from CHFT Advisory and Appraisal Ltd. (“CHFT”), as to the fairness, from a financial point of view, to Quetta and Quetta’s stockholders, of the consideration to be paid by Quetta (in the form of PubCo Ordinary Shares) pursuant to the Merger Agreement. For additional information, please see the section titled “Proposal No. 2 — The Acquisition Merger Proposal — Summary of Fairness Opinion.”

Q:	What is the Merger Consideration and what will QUAD Shareholders receive in return for the Business Combination?

A:	At the Effective Time, among other things, by virtue of the Acquisition Merger and without any action on the part of Quetta, PubCo, Merger Sub or QUAD, each QUAD Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Company Dissenting Shares (as defined in the Merger Agreement)) shall be canceled and automatically converted into the right to receive certain amount of PubCo Ordinary Shares equal to the quotient obtained by dividing the QUAD Net Value by the value of $10.00 per PubCo Ordinary Share. The aggregate consideration for the Acquisition Merger, referred to as the “QUAD Net Value,” means an aggregate amount equal to $300,000,000. The QUAD Net Value will be the final aggregate value of the consideration for the Acquisition Merger and will be paid to the QUAD Shareholders at the Closing via the issuance of such number of PubCo Ordinary Shares equal to the quotient obtained by dividing the QUAD Net Value by the value of $10.00 per PubCo Ordinary Share. After the Effective Time, each QUAD Shareholder will cease to have any rights with respect to QUAD Ordinary Shares, except the right to receive the Merger Consideration.

Q:	Who are the Sponsor and Sponsor Affiliates?

A:	Yocto Investments LLC, a Delaware limited liability company, which we refer to in this proxy statement/prospectus as the “Sponsor”, was formed prior to the IPO for the purpose of acting as the sponsor of Quetta. Other than its investment in Quetta and its work on behalf of Quetta, the Sponsor is not engaged in any business. The Sponsor made an initial investment of $25,000 in May 2023 in exchange for the issuance of 1,725,000 shares of QETA Common Stock, or approximately $0.0145 per share. In connection with the closing of the IPO, the Sponsor purchased 253,045 Private Units at a price of $10.00 per unit, for an aggregate purchase price of $2,530,450. The Sponsor is controlled by Mrs. Chen Chen, the wife of Mr. Hui Chen, its manager. Mr. Hui Chen has 100% economic interest in the QETA Common Stock and Private Units of Quetta held by the Sponsor. Other than Mr. Hui Chen and Mrs. Chen Chen, who we refer to in this proxy statement/prospectus as the “Sponsor Affiliates,” no other person has a direct or indirect material interest in the Sponsor. The Sponsor and Sponsor Affiliates also provide working capital and advance funds used for transaction expenses to Quetta from time to time. The Sponsor provides administrative, financial and support services to Quetta, for which it is paid $10,000 per month following the IPO pursuant to an administrative services agreement. One of the Sponsor Affiliates, Mr. Hui Chen, serves as Chairman of the Board and his material roles and responsibilities, as provided by the Current Charter, include, calling, adjourning, and chairing a special meeting, proposing amendments to the organization documents of Quetta, and together with other directors, managing the business of Quetta and delegating such management power to authorized officers.

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Mr. Hui Chen and Quetta’s current management currently serve as officers and/or directors of Yotta Acquisition Corporation (“Yotta”), a special purpose acquisition company incorporated for the purposes of effecting a business combination. These management members serve in the same positions in Yotta as they serve on Quetta. Yotta Investment LLC, the sponsor of Yotta, is controlled by Mrs. Chen Chen, who is the wife of Mr. Hui Chen. On April 22, 2022, Yotta consummated its initial public offering of 10,000,000 units at an offering price of $10.00 per unit, generating gross proceeds of $100,000,000. Simultaneously with the initial public offering, Yotta sold to its sponsor 313,500 private units at $10.00 per unit in a private placement generating total gross proceeds of $3,135,000. Yotta granted the underwriters a 45-day option to purchase up to 1,500,000 additional public units to cover over-allotments, if any. On April 27, 2022, the underwriters exercised the over-allotment option in full and purchased 1,500,000 additional public units at a price of $10.00 per public unit, generating gross proceeds of $15,000,000. Simultaneously with the closing of the over-allotment option, Yotta consummated the sale of an additional 30,000 private units to its sponsor at a price of $10.00 per private unit, generating total proceeds of $300,000. Yotta’s units, common stock and rights are currently traded on Nasdaq under symbols “YOTAU”, “YOTA” and “YOTAR,” respectively.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will take place at [ ] on [ ], 2025, and virtually in a virtual meeting format using the following dial-in information. Stockholders are encouraged to attend the Special Meeting virtually:

US Toll Free	[ ]

International Toll	[ ]

Participant Passcode	[ ]

This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Q:	Who may vote at the Special Meeting?

A:	Only holders of record of QETA Common Stock as of the close of business on [ ], 2025 (the record date) may vote at the Special Meeting. As of [ ], 2025, there were 3,747,748 QETA Common Stock outstanding and entitled to vote. Please see the section titled “The Special Meeting of Stockholders of Quetta — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Special Meeting?

A:	Stockholders representing a majority of the shares of QETA Common Stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. Shares of QETA Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, stockholders representing a majority of the votes present in person or represented by proxy at such meeting may adjourn the meeting until a quorum is present. As of the date of this proxy statement/prospectus, the Initial Shareholders own 52.78% of the issued and outstanding QETA Common Stock. The Initial Shareholders have agreed to vote any QETA Common Stock owned by them in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal and, accordingly, their shares will be counted towards the quorum.

Q:	What vote is required to approve the Proposals?

A:	Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of QETA Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the shares of QETA Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either in person or by proxy and abstaining from voting will have no effect on the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals. As of the date of this proxy statement/prospectus, the Initial Shareholders own 52.78% of the issued and outstanding shares of QETA Common Stock. The Initial Shareholders have agreed to vote any QETA Common Stock owned by them in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal and, accordingly, we do not need Public Shares to be voted in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal in order to have them approved (assuming that only a quorum was present at the meeting).

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Q:	How will the Initial Shareholders vote?

A:	The Initial Shareholders, who as of the record date, owned 1,978,045 shares of QETA Common Stock, or approximately 52.78% of the issued and outstanding shares of QETA Common Stock, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Redomestication Merger Proposal, Acquisition Merger Proposal and other related proposals.

Q:	What do I need to do now?

A:	We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a stockholder of Quetta. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	Do I need to attend the Special Meeting to vote my shares?

A:	No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your QETA Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Quetta encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	Am I required to vote against the Redomestication Merger and the Acquisition Merger Proposal in order to have my QETA Common Stock redeemed?

A:	No. You are not required to vote against the Redomestication Merger Proposal and the Acquisition Merger Proposal in order to have the right to demand that Quetta redeem your QETA Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the Trust Account, net of taxes payable) before payment of deferred underwriting commissions. You will be entitled to redeem your QETA Common Stock for cash in connection with this vote whether or not you vote or abstain to vote on the Redomestication Merger Proposal and the Acquisition Merger Proposal so long as you elect to redeem your public shares for a pro rata portion of the funds available in the Trust Account in connection with the Business Combination. These redemption rights in respect of the QETA Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of QETA Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their QETA Common Stock will be returned to them. According to the underwriting agreement in relation to the IPO, 3.5% of the gross proceeds from the sale of the QETA Units to the underwriters in the IPO, or approximately $2,415,000, have been deposited in and held in the Trust Account. Payment of such deferred underwriting commissions to the underwriters is conditional upon successful consummation of a business combination by Quetta, subject to the terms of the said underwriting agreement. See “Underwriting Agreement.”

Q:	How do I exercise my redemption rights?

A:	If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [ ], 2025 (two business days before the Special Meeting), that Quetta redeem your shares for cash, and (ii) submit your request in writing to the transfer agent of Quetta, at the address listed at the end of this section and deliver your shares to the transfer agent of Quetta (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

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Any corrected or changed written demand of redemption rights must be received by the transfer agent of Quetta two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against, or abstain from voting on, the Business Combination and whether or not they are holders of QETA Common Stock as of the record date. Any public stockholder who holds QETA Common Stock on or before [  ], 2025 (two business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company, LLC

1 State Street, 30th Floor

New York, NY 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

As of the date of this prospectus/proxy statement, QETA has not entered into any agreement, arrangement, or understanding, including any payments, between the Sponsor and unaffiliated security holders of QETA regarding the redemption of outstanding securities of QETA.

Q:	How can I vote?

A:	If you were a holder of record of QETA Common Stock on [ ], 2025, the record date for the Special Meeting, you may vote with respect to the Proposals in person (including by virtual presence) at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [ ], 2025, in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person (including by virtual presence), obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. Under Nasdaq rules, your broker, bank or nominee cannot vote your QETA Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Quetta believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your QETA Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your QETA Common Stock; this indication that a bank, broker or nominee is not voting your QETA Common Stock is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your QETA Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your QETA Common Stock in accordance with directions you provide.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	Quetta will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of the stockholders of Quetta. For purposes of approval, an abstention on any Proposals, while considered present for the purpose of establishing a quorum are not treated as votes cast and will have no effect on any of the Proposals.

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Q:	What happens if I sell my QETA Common Stock before the Special Meeting?

A:	The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your QETA Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only stockholders of Quetta at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:	Will I experience dilution as a result of the Business Combination?

A:	Prior to the Business Combination, the public stockholders of Quetta who hold shares issued in the IPO own approximately 45.38% of issued and outstanding shares of Quetta, and the Initial Shareholders own approximately 52.78% of issued and outstanding shares of Quetta. After giving effect (i) to the issuance of the Closing Payment Shares in the Acquisition Merger; (ii) to the issuance of up to 2,390,703 PubCo Class A Ordinary Shares to the stockholders of Quetta in connection with the Redomestication Merger (assuming there are no stockholders of Quetta who exercise their redemption rights); (iii) to the issuance of up to 69,000 PubCo Class A Ordinary Shares to the representative of the underwriters in connection with the IPO of Quetta; and (iv) to the issuance of up to 2,003,349 PubCo Class A Ordinary Shares to the Initial Shareholders, current public stockholders of Quetta will own approximately 6.94% of the issued share capital of PubCo, the representative of the underwriters will own approximately 0.20% of the issued share capital of PubCo, and the Initial Shareholders will own approximately 5.81% of the issued share capital of PubCo.

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Business Combination, including Ordinary Shares underlying Units, and Ordinary Shares following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
QETA’s Public Shares	1,700,703	4.93%	850,352	2.53%	-	-
QETA’s Founder Shares Held by Directors and Executive Officers	8,000	0.02%	8,000	0.02%	8,000	0.02%
QETA’s Founder Shares Held by Sponsor*	1,717,000	4.99%	1,717,000	5.11%	1,717,000	5.25%
Representative Shares	69,000	0.20%	69,000	0.21%	69,000	0.21%
Private Shares*	253,045	0.73%	253,045	0.75%	253,045	0.77%
QETA shares which shareholders will be entitled to upon conversion of the Public Rights underlying Units issued	690,000	2.01%	690,000	2.05%	690,000	2.11%
QETA shares which shareholders will be entitled to upon conversion of the Private Rights underlying Units issued*	25,304	0.07%	25,304	0.08%	25,304	0.07%
QUAD Shares	30,000,000	87.05%	30,000,000	89.25%	30,000,000	91.57%
Total Shares of PubCo Ordinary Shares	34,463,052	100%	33,612,701	100%	32,762,349	100%

* Under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Sponsor will own 1,995,349 PubCo Ordinary Shares, representing approximately 5.79%, 5.94%, and 6.09% of the issued PubCo Ordinary Shares, respectively.

(1)	Under No Redemption Scenario, assumes no other redemptions of QETA Common Stock, except for 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.
(2)	Under Interim Redemption Scenario, assumes a 50% redemption of 6,049,649 QETA Common Stock for aggregate redemption payments of $64.17 million using a per-share redemption price of $10.608, including 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.
(3)	Under Max Redemption Scenario, assumes a 100% redemption of 6,900,000 QETA Common Stock for aggregate redemption payments of $73.20 million using a per-share redemption price of $10.608, including 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.

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Q:	What will PubCo’s share structure be following the Business Combination?

A:	PubCo will have a dual-class ordinary shares structure, separating all the ordinary shares as Class A ordinary shares and Class B ordinary shares, of which Class B ordinary shares will have super voting power. Each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time by the holder thereof. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Only PubCo Class A Ordinary Shares are tradable on the market immediately after the Business Combination. PubCo’s authorized share capital will also have a blank cheque preferred shares class authorised for issuance.

Q:	Are QUAD Shareholders required to approve the Acquisition Merger?

A:	Yes. QUAD Shareholders’ approval of the Acquisition Merger, the Merger Agreement and the Plan of Merger is required to consummate the Business Combination. It is a condition to the obligations of Quetta to consummate the Closing that QUAD shall have obtained authorization and approval of the Merger Agreement, the Acquisition Merger, the Plan of Merger and all other transactions contemplated by the Merger Agreement by way of a special resolution of QUAD Shareholders passed by the affirmative vote of a majority of not less than two-thirds (2/3) (on an as-converted basis) of the voting rights held by such QUAD Shareholders as, being entitled to do so, present in person or by proxy at such meeting and voting thereon, or unanimously in writing.

Concurrently with the execution of the Merger Agreement, certain QUAD Shareholders constituting a majority of the QUAD Common Stock entered into a support agreement, pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination.

Q:	Is the consummation of the Business Combination subject to any conditions?

A:	Yes. The obligations of each of Quetta, QUAD, Merger Sub and PubCo to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person (including by virtual presence) and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your QETA Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

Q:	Should I send in my stock certificates now?

A:	Yes. Stockholders of Quetta who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting of Stockholders of Quetta — Redemption Rights” for the procedures to be followed if you wish to redeem your QETA Common Stock for cash.

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Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite stockholder approvals are received, Quetta expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands with respect to the Redomestication Merger and the Acquisition Merger. However, if Quetta anticipates that it may not be able to consummate its initial business combination on or before July 10, 2025, Quetta may, but is not obligated to, further extend, on a month-by-month basis, the period of time to consummate a business combination up to October 10, 2026 (36 months after consummation of the IPO) by depositing $60,000 to the Trust Account for each one-month extension.

Q:	Who will manage PubCo?

A:	Mr. Junan Ke, who currently serves as Chairman and Chief Executive Officer of QUAD, Mr. Jiang Zuo, who currently serves as Chief Financial Officer of QUAD, will serve in those respective roles at PubCo following the consummation of the Business Combination. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:	What happens if the Business Combination is not consummated?

A:	Quetta has until July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein) to consummate an initial business combination (the “Combination Period”). If the Business Combination is not consummated, Quetta may seek another suitable business combination. If Quetta does not consummate a business combination by July 10, 2025 (or such later date through October 10, 2026 that Quetta decides to extend), then pursuant to the Current Charter, officers of Quetta must take all actions necessary to dissolve and liquidate Quetta as soon as reasonably practicable. Following dissolution, Quetta will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of QETA Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each QETA Common Stock would be paid at liquidation would be approximately $[ ] per share for stockholders based on amounts on deposit in the Trust Account as of [ ], 2025. The closing price of QETA Common Stock on Nasdaq as of [ ], 2025 was $[ ].

The Sponsor and other Initial Shareholders have waived the right to any liquidation distribution with respect to any QETA Common Stock held by them.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:	Following the closing of the Business Combination, holders of QETA Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of March 31, 2025, there was approximately $18,417,128 in the Trust Account. Quetta estimates that approximately $10.608 per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights with respect to my QETA Common Stock?

A:	In the event that a U.S. Holder (as defined below) elects to redeem its QETA Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the QETA Common Stock under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such holder exercises his, her, or its redemption rights. If the redemption qualifies as a sale or exchange of the QETA Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the QETA Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the QETA Common Stock redeemed exceeds one year.

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Long-term capital gains recognized by non-corporate U.S. Holders (as defined below) will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the QETA Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. See the section titled “U.S. Federal Income Tax Considerations — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its QETA Common Stock for cash.

Additionally, because the Redomestication Merger will occur prior to the redemption by U.S. Holders that exercise redemption rights with respect to QETA Common Stock, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of section 367(a) of the Code. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(a) of the Code, are discussed more fully below under “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights.” All holders of QETA Common Stock considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	Will holders of QETA Common Stock or QETA Rights be subject to U.S. federal income tax on the PubCo Common Stock received in the Redomestication Merger?

A:	Subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations,” the Redomestication Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code.

The rules under Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of QETA’s control.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code could require U.S. Holders to recognize gain (but not loss) with respect to the Redomestication Merger. However, Section 367(a) of the Code should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of QETA securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. The requirements under Section 367(a) are not discussed herein. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

If the Redomestication Merger does not qualify as a “reorganization” for a reason other than the application of Section 367(a) of the Code, then a U.S. Holder that exchanges its QETA Common Stock or QETA Rights for the consideration under the Redomestication Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the QETA Common Stock and QETA Rights exchanged. For a more detailed discussion of certain U.S. federal income tax consequences of the Redomestication Merger, see the section titled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Redomestication Merger.

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Q:	Will U.S. Holders of QUAD Ordinary Shares be subject to U.S. federal income tax on the receipt of PubCo securities in the Acquisition Merger?

A:	Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations,” including the application of the PFIC rules and the rules under Section 367 of the Code, the Acquisition Merger is intended to qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code and QUAD intends to report the Acquisition Merger as such a “reorganization,” if, as and to the extent required under the Code or Treasury Regulations promulgated thereunder. The rules under Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of the control of QUAD.

Moreover, even if the Acquisition Merger qualifies as a “reorganization,” the Acquisition Merger may still be a taxable event to U.S. Holders of QUAD Ordinary Shares under the PFIC provisions of the Code to the extent that Section 1291(f) of the Code applies. Subject to certain exceptions discussed under the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of QUAD Ordinary Shares,” proposed Treasury Regulations promulgated under Section 1291(f) of the Code may require taxable gain recognition by a U.S. Holder with respect to its exchange of QUAD Ordinary Shares for PubCo securities in the Acquisition Merger, if such regulations are finalized in their present form. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

In addition, Section 367 of the Code, and the Treasury Regulations promulgated thereunder may apply to Five Percent Holders of QUAD Ordinary Shares who do not enter into a GRA under applicable Treasury Regulations, and would cause the Acquisition Merger to result in gain recognition (but not loss) by such Five Percent Holders. Moreover, even if a Five Percent Holder enters into a GRA, the rules under Section 367 of the Code could still require a Five Percent Holder to recognize gain to the extent of the applicable Five Percent Holder’s share of QUAD’s earnings and profits, as determined for purposes of Section 1248 of the Code, which gain (if any) would be taxed as dividend income. The requirements under Section 367 of the Code are not discussed herein.

If the Acquisition Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, subject to the PFIC rules, a U.S. Holder that exchanges its QUAD Ordinary Shares for PubCo securities in the Acquisition Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo securities received by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the QUAD Ordinary Shares exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Acquisition Merger, see the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of QUAD Ordinary Shares” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of U.S. federal, state, local and foreign income and other tax laws) of the Acquisition Merger.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact proxy solicitor of Quetta at:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

You may also obtain additional information about Quetta from documents filed with the SEC by following the instructions in the section titled “Where You Can Find Additional Information.”

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DELIVERY OF DOCUMENTS TO STOCKHOLDERS OF QUETTA

Pursuant to the rules of the SEC, Quetta and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Quetta has received contrary instructions from one or more of such stockholders. Upon written or oral request, Quetta will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Quetta deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Quetta of their requests by contacting the proxy solicitor as follows:

Advantage Proxy, Inc.
P.O. Box 10904
Yakima, WA 98909
Individuals call toll-free: 1-877-870-8565
Brokers call: 1-206-870-8565
Email: ksmith@advantageproxy.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A and the PubCo Amended and Restated Memorandum and Articles of Association attached as Annex B. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by stockholders of Quetta.

The Parties to the Business Combination

Quetta Acquisition Corporation

Quetta Acquisition Corporation is a blank check company incorporated as a Delaware corporation on May 1, 2023. Quetta was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

As of March 31, 2025, Quetta had not commenced any operations other than related to its formation and the IPO and, subsequent to the IPO, identifying a target company for a business combination. Quetta will not generate any operating revenues until after the completion of a business combination, at the earliest. Quetta will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

Quetta’s Sponsor is Yocto Investments LLC, a Delaware limited liability company.

On October 11, 2023, Quetta consummated the IPO of 6,900,000 units (including 900,000 additional Public Units to cover over-allotments) at an offering price of $10.00 per unit (the “Public Units”), generating gross proceeds of $69,000,000. Simultaneously with the IPO, Quetta sold to the Sponsor 253,045 Private Units at $10.00 per unit in a private placement generating total gross proceeds of $2,530,450.

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Upon the closing of the IPO and the private placement on October 11, 2023, Quetta deposited a total of $69,690,000 in the Trust Account, which funds may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of an initial business combination and the liquidation due to Quetta’s failure to complete a business combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of Quetta’s creditors, if any, which could have priority over the claims of its public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to Quetta to pay its income or other tax obligations. With these exceptions, expenses incurred by Quetta may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Quetta’s principal executive offices are located at 1185 Avenue of the Americas, Suite 304, New York, NY 10036 and its telephone number is (212) 612-1400.

KM QUAD

KM QUAD is an exempted company incorporated under the laws of the Cayman Islands with limited liability on July 25, 2024. KM QUAD is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entity. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

See “Risk Factors —Risks Related to Doing Business in China — Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.” for more information on the effect of recent regulation in the United States relating to holding companies and doing business in China.

PubCo

PubCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability on February 5, 2025, for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of QUAD following the Business Combination.

Merger Sub

Merger Sub is an exempted company under the laws of the Cayman Islands with limited liability on January 28, 2025, as a wholly owned subsidiary of PubCo for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, QUAD pursuant to the Acquisition Merger.

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The Business Combination and the Merger Agreement

The Merger Agreement was entered into by and among Quetta, PubCo, Merger Sub, QUAD and certain other parties on February 14, 2025.

Pursuant to the terms of the Merger Agreement, the Business Combination will be completed through a two-step process consisting of the Redomestication Merger and the Acquisition Merger.

The Redomestication Merger

Upon the approval of the Merger Agreement and the Plan of Merger by Quetta stockholders, PubCo and Quetta will execute the Plan of Merger in respect of the Redomestication Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents as required under the Companies Act on or prior to the Closing Date. On the Closing Date and immediately prior to the Acquisition Merger, Quetta will reincorporate in Cayman Islands by merging with and into PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Quetta. The separate corporate existence of Quetta will cease and PubCo will continue as the surviving corporation. In connection with the Redomestication Merger, all outstanding QETA Units will separate into their individual components of QETA Common Stock and QETA Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of Quetta stockholders shall be exchanged as follows:

(i)	Each share of QETA Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each share of such QETA Common Stock, PubCo shall issue to each Quetta stockholder (other than Quetta’s stockholders who exercise their redemption rights or dissenter’s rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid; and

(ii)	The holders of QETA Rights issued and outstanding immediately prior to the effective time of the Redomestication Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each QETA Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the Redomestication Merger, PubCo Ordinary Shares will be reclassified into PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company

The Acquisition Merger

Promptly after the Redomestication Merger, Merger Sub, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a wholly owned subsidiary of PubCo, will be merged with and into QUAD, resulting in QUAD being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger (the “Merger Consideration”) is $300,000,000, payable to the QUAD Shareholders in the form of newly issued PubCo Ordinary Shares valued at $10.00 per share. The calculation of the Merger Consideration would result in the aggregate issuance to the QUAD Shareholders at the Closing, of 30,000,000 PubCo Ordinary Shares (the “Closing Payment Shares”). At the closing of the Acquisition Merger, the issued and outstanding QUAD Ordinary Shares held by the former QUAD shareholders will be cancelled and cease to exist (other than any Company Dissenting Shares as defined in the Merger Agreement), in exchange for the issuance of the Closing Payment Shares. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that QUAD will become a wholly owned subsidiary of PubCo.

For more information about the Business Combination, please see the sections titled “Proposal No. 1: — The Redomestication Merger Proposal” and “Proposal No. 2: — The Acquisition Merger Proposal.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

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Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the corporate structure of PubCo and its subsidiaries post-business combination.

Quetta's Existing Shareholders
QUAD's Shareholders
PubCo (Cayman Islands)
100%
KM QUAD (Cayman Islands)
100%
KM2 QUAD LIMITED (British Virgin Islands)
100%
XG QUAD LIMITED (Hong Kong)
100%
QUAD (Jiangxi) Technology Co., Ltd. (PRC)
100%
Jiujiang Lida Technology Co., Ltd. (PRC)

The ownership percentages do not take into account of the shareholder structure of PubCo, as the ownership percentage retained by our public stockholders following the business combination will be different depending on the redemption rights exercised by the public stockholders. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Information - Basis of Pro Forma Presentation.”

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Business Combination, including Ordinary Shares underlying Units, and Ordinary Shares following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Max Redemption Scenario(3)
Equity Capitalization Summary	# of Shares	%	# of Shares	%	# of Shares	%
QETA’s Public Shares	1,700,703	4.93%	850,352	2.53%	-	-
QETA’s Founder Shares Held by Directors and Executive Officers	8,000	0.02%	8,000	0.02%	8,000	0.02%
QETA’s Founder Shares Held by Sponsor*	1,717,000	4.99%	1,717,000	5.11%	1,717,000	5.25%
Representative Shares	69,000	0.20%	69,000	0.21%	69,000	0.21%
Private Shares*	253,045	0.73%	253,045	0.75%	253,045	0.77%
QETA shares which shareholders will be entitled to upon conversion of the Public Rights underlying Units issued	690,000	2.01%	690,000	2.05%	690,000	2.11%
QETA shares which shareholders will be entitled to upon conversion of the Public and Private Rights underlying Units issued*	25,304	0.07%	25,304	0.08%	25,304	0.07%
QUAD Shares	30,000,000	87.05%	30,000,000	89.25%	30,000,000	91.57%
Total Shares of PubCo Ordinary Shares	34,463,052	100%	33,612,701	100%	32,762,349	100%

* Under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Sponsor will own 1,995,349 PubCo Ordinary Shares, representing approximately 5.79%, 5.94%, and 6.09% of the issued PubCo Ordinary Shares, respectively.

(1)	Under No Redemption Scenario, assumes no other redemptions of QETA Common Stock, except for 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.
(2)	Under Interim Redemption Scenario, assumes a 50% redemption of 6,049,649 QETA Common Stock for aggregate redemption payments of $64.17 million using a per-share redemption price of $10.608, including 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.
(3)	Under Max Redemption Scenario, assumes a 100% redemption of 6,900,000 QETA Common Stock for aggregate redemption payments of $73.20 million using a per-share redemption price of $10.608, including 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.

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Dilution

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself):

	No Additional Redemptions	50% Redemptions	Maximum Redemptions
Public Shares	6,900,000	6,049,649	5,199,297
Founder Shares	1,725,000	1,725,000	1,725,000
Representative shares	69,000	69,000	69,000
Private Placement	253,045	253,045	253,045
Total Quetta’s shares outstanding as of December 31, 2024	8,947,045	8,096,694	7,246,342
Adjusted for:
the January 2025 redemption of 5,199,297 shares	(5,199,297)	(5,199,297)	(5,199,297)
Shares underlying Public Rights	690,000	690,000	690,000
Shares underlying Private Rights	25,304	25,304	25,304
Total Quetta’s shares outstanding as of December 31, 2024 as adjusted	4,463,052	3,612,701	2,762,349
Potential Source of Dilution	-	-	-
Fully diluted shares outstanding as of December 31, 2024, as adjusted	4,463,052	3,612,701	2,762,349

Quetta’s net tangible book value as of December 31, 2024 (1)	$(2,465,932)	$(2,465,932)	$(2,465,932)
Adjusted for: Trust account balance as of December 31, 2024	$73,115,355	$73,115,355	$73,115,355
Subsequent redemption of shares (2)	$(55,152,224)	$(64,172,753)	$(73,115,355)
Subsequent Interest earned on investments held in Trust Account(3)	$273,997	$273,997	$273,997
Transaction costs to be paid by Quetta (4)	$(3,205,000)	$(3,205,000)	$(3,205,000)
Quetta’s net tangible book value as at March 31, 2025, as adjusted	$12,566,196	$3,545,667	$(5,396,935)
Net tangible book value per share as of December 31, 2024	$(0.55)	$(0.68)	$(0.89)
Net tangible book value per share as of March 31, 2025, as adjusted	$2.82	$0.98	$(1.95)
Initial offering price per share	$10	$10	$10
Dilution (5)	$7.18	$9.02	$11.95

(1) Quetta’s net tangible book value was calculated by total assets minus total liabilities minus ordinary shares subject to redemption.

(2) Reflects different levels of redemption using a redemption price of approximately $10.608 per Public Share, based on funds in the Trust Account as of December 31, 2024, excluding the January 2025 redemption of 5,199,297 shares of Quetta Common Stock, which amounts to approximately $55.15 million.

(3) Reflects the interest earned on investments held in Trust Account through March 31, 2025.

(4) Reflects the settlement of approximately $3.21 million of total Quetta’s estimated transaction costs unpaid for legal, accounting and underwriter fees related to the Business Combination at the time of the consummation of the Business Combination.

(5) Dilution was calculated by subtracting the net tangible book value per share as of March 31, 2025, as adjusted from Quetta’s IPO price per share paid by the original investors ($10.00 per share).

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Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the PubCo Board will consist of five members, three of whom shall be independent directors under Nasdaq rules. QUAD shall have the right, but not the obligation, to designate, or cause to be designated, four directors to serve as a director of PubCo. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Additional Agreements Executed at the Signing of the Merger Agreement

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, certain shareholders of QUAD entered into a support agreement, pursuant to which each such shareholder agreed to vote in favor of the business combination, subject to the terms of such shareholder support agreement (the “Shareholder Support Agreement”).

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.1 to Quetta’s Current Report on Form 8-K, filed with the SEC on February 14, 2025 and is incorporated herein by reference.

Additional Agreements to be Executed at Closing

Lock-Up Agreements

Certain shareholders of QUAD (“Holders”) will enter into and deliver to PubCo lock-up agreements (“Lock-Up Agreements”) prior to Closing.

Pursuant to the Lock-Up Agreements, these Holders will not, within six (6) months from the closing of the business combination (the “Lock-Up Period”) and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger (the “Lock-Up Shares”), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise.

Registration Rights Agreement

At the closing of the Proposed Business Combination, PubCo will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain existing stockholders of Quetta and with the shareholders of QUAD with respect to certain shares, units, private units (and the private shares and private rights) to the extent they own at the Closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement. A form of the Registration Rights Agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

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Background, Business, and Experience of the Sponsor

Our Sponsor, Yocto Investments LLC, was formed to organize, direct, and manage the business and affairs of Quetta, including overseeing its initial public offering and identifying a suitable business combination target. The Sponsor does not have any operations of its own and was specifically created for the purpose of sponsoring Quetta as a special purpose acquisition company. The Sponsor’s main business operations has been conducting our initial public offering, identifying potential business combination targets, and managing due diligence efforts on potential acquisition targets.

The Sponsor was responsible for organizing, directing and managing the business and affairs of Quetta from its inception until consummation of the Quetta’s initial business combination. The Sponsor’s activities included identifying and negotiating terms with the representative of the underwriters in the Quetta IPO, other third-party service providers such as Quetta’s auditors and legal counsel, and Quetta’s directors and officers. Since the Quetta IPO, the Sponsor has assisted Quetta’s management in identifying and negotiating terms with prospective target companies, including QUAD. The Sponsor has had no operations outside of the responsibilities described above that it has fulfilled to Quetta.

Other than as described above, the Sponsor, its affiliates, and promoters do not have any material roles or responsibilities in directing and managing Quetta’s activities.

The Sponsor’s controlling person Ms. Chen Chen is the spouse of Mr. Hui Chen, our CEO and director. Ms. Chen Chen is responsible for managing the Sponsor and making key decisions on its behalf. Ms. Chen Chen has extensive experience in business transactions. Ms. Chen Chen is a licensed attorney in the state of New York. Further, she has extensive experience in capital markets and securities and has been involved with multiple SPAC transactions, which informed the Sponsor’s approach to identifying and evaluating acquisition targets.

Ms. Chen also controls Pelican Sponsor LLC (“Pelican Sponsor”), the sponsor of Pelican Acquisition Corporation (“Pelican”) and Yotta Investments LLC (“Yotta Sponsor”), the sponsor of Yotta Acquisition Corporation (“Yotta”).

In December 2021, Yotta Sponsor purchased an aggregate of 2,874,999 shares of common stock of Yotta for an aggregate purchase price of $25,000. As of the date hereof, 2,874,999 shares of common stock of Yotta are beneficially owned Yotta Sponsor. Yotta pays Yotta Sponsor $10,000 per month for certain general and administrative services, including office space, utilities, secretarial and administrative support commencing on the closing date of Yotta’s initial public offering. Yotta paid $120,000 of such fees to the Yotta Sponsor as of December 31, 2024. Simultaneously with the closing of Yotta’s initial public offering, Yotta consummated a private placement with Yotta Sponsor whereby Yotta Sponsor purchased 343,500 private units. The units had a price of $10.00 per unit and consisted of (i) one share of common stock, (ii) one right to receive one-tenth of one share of common stock upon the consummation of an initial business combination, and (iii) one redeemable warrant.

On August 22, 2024 Pelican Sponsor purchased 2,875,000 ordinary shares of Pelican for an aggregate purchase price of $25,000. If the underwriters do not exercise the over-allotment option in full in that transaction, up to 375,000 of those ordinary shares shall be forfeited. Additionally, on August 22, 2024, Pelican issued a promissory note of an aggregate of $200,000 to Pelican Sponsor, and subsequently issued another promissory note in the aggregate principal amount of $500,000 on April 28, 2025. The loans will be payable without interest on the earlier of the consummation of the offering, or the liquidation of Pelican. If the offering is consummated, the loan will be repaid out of the proceeds of the offering not being placed in trust. Pelican Sponsor has committed to purchase an aggregate of 201,250 private placement units from Pelican in a private placement to be conducted simultaneous to the consummation of the offering. The units have a price of $10.00 per unit and consist of (i) one ordinary share and (ii) one right to receive one-tenth of one ordinary share upon the consummation of an initial business combination.

Mr. Hui Chen, our CEO and director, and Ms. Chen Chen, the sole member of our sponsor, who are husband and wife, have a financial interest in our sponsor.

The Sponsor currently holds 1,717,000 founder shares and 253,045 Private Units in Quetta. These securities were acquired by the Sponsor at the time of Quetta’s formation and through private placements concurrent with Quetta’s initial public offering.

Pursuant to the terms of the applicable lock-up agreements, the Sponsor is subject to the restrictions regarding the transfer of its securities as detailed below in the section titled “Restrictions on Sale of Securities Held by the Sponsor and its Affiliates.” The Sponsor may transfer ownership of its securities only under limited circumstances, such as transfers to permitted transferees under the terms of the lock-up agreements or transfers approved by Quetta’s board of directors in compliance with applicable laws and regulations.

Restrictions on Sale of Securities Held by the Sponsor and its Affiliates

Pursuant a stock escrow agreement (the “Escrow Agreement”) dated October 5, 2023, entered by CST, Quetta, and the holders of the founder shares, and the Lock-Up Agreements to be entered by the Holders, each of the Sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the Founder Shares and Private Units, as summarized in the table below.

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	with respect to 50% of the founder shares, the earlier of six months after the date of the consummation of the initial business combination and the date on which the closing price of our Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and, with respect to the remaining 50% of the founder shares, six months after the date of the consummation of our initial business combination, or earlier in each case if, subsequent to our initial business combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities, or other property.	Yotco Investments LLC; Hui Chen; Robert L. Labbe; Brandon Miller; Daniel M. McCabe; and Michael Lazar.	Pursuant to the Escrow Agreement, transfers are permitted (1) to Quetta’s pre-IPO stockholders or their respective affiliates, or to Quetta’s offices, directors, advisors and employees, (2) if the Initial Shareholder is an entity, as a distribution to its, partners, stockholders or members upon its liquidation, (3) by bona fide gift to a member of the Initial Shareholder’s immediate family or to a trust, the beneficiary of which is the Initial Shareholder or a member of the Initial Shareholder’s immediate family for estate planning purposes, (4) by virtue of the laws of descent and distribution upon death of the Initial Shareholder, (5) pursuant to a qualified domestic relations order, (6) by certain pledges to secure obligations incurred in connection with purchases of Quetta’s securities, (7) by private sales at prices no greater than the price at which the insider shares were originally purchased, (8) in connection with the consummation of a business combination by private sales at prices no greater than the price at which the Private Units were originally purchased, or 9) for the cancellation of up to 225,000 shares of Common Stock subject to forfeiture to the extent that the Underwriters’ over-allotment is not exercised in full or in part or in connection with the consummation of our initial Business Combination, in each case (except for clause 9 or with our prior consent) on the condition that such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement and of the Insider Letter (as defined therein) signed by the Initial Shareholder transferring the escrow shares.

Private Units	the earlier of 180 days after the completion of our initial business combination and the date on which the closing price of Quetta Common Stock equals or exceeds $12.50 per share for any 20 trading days within a thirty-trading-day period following the consummation of our initial business combination	Yocto Investments LLC	N/A

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Redemption Rights

Pursuant to the Current Charter, public stockholders of Quetta may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Public Shares. As of [  ], 2025, this would have amounted to approximately $[  ] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	(x) hold public QETA Common Stock or (y) hold public QETA Common Stock through QETA Units and you elect to separate your QETA Units into the underlying public QETA Common Stock and public QETA Rights prior to exercising your redemption rights with respect to the public QETA Common Stock; and

(ii)	prior to 5:00 p.m., Eastern Time, on [ ], 2025, (a) submit a written request to the transfer agent that Quetta redeem your Public Shares for cash and (b) deliver your Public Shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding QETA Units must separate the underlying QETA Common Stock and QETA Rights prior to exercising redemption rights with respect to the QETA Common Stock. If QETA Units are registered in a holder’s own name, the holder must deliver the certificate for its QETA Units to the transfer agent with written instructions to separate the QETA Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the QETA Common Stock from the QETA Units.

If a broker, dealer, commercial bank, trust company or other nominee holds QETA Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s QETA Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of QETA Units to be separated and the nominee holding such QETA Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant QETA Units and a deposit of an equal number of QETA Common Stock and QETA Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the QETA Common Stock from the QETA Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their QETA Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Special Meeting. Furthermore, if a stockholder delivered his or her certificate for redemption and subsequently decided prior to the date immediately preceding the Special Meeting not to elect redemption, such stockholder may simply request that the transfer agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the QETA Common Stock.

If a holder exercises his or her redemption rights for all of such holder’s Public Shares, then such holder will be exchanging its Public Shares for cash and will no longer own shares of the post-Business Combination company other than the Rights (which will be converted into shares upon consummation of the Business Combination). Such a holder will be entitled to receive cash for his or her Public Shares only by properly demanding redemption and delivering such shares (either physically or electronically) to our transfer agent in accordance with the procedures described herein. Please see the section titled “The Special Meeting of Stockholders of Quetta — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

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A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Quetta will promptly return the share certificates to the public stockholder.

Material Effects of the Business Combination

The following material benefits and detriments from the Business Combination are expected to affect (i) Quetta and its affiliates, (ii) the Sponsor and its affiliates, (iii) QUAD and its affiliates, and (iv) the public stockholders. This information is provided pursuant to Item 1605(c) of Regulation S-K, as promulgated under the Securities Act.

Quetta and its affiliates. For Quetta, the Business Combination represents the opportunity to complete the purpose for which it was formed. The only potential detriment to Quetta of the Business Combination is the opportunity cost that by consummating the Business Combination, Quetta is foregoing the opportunity to consummate a business combination transaction with another entity that theoretically could be of greater value to Quetta than QUAD. However, Quetta Board considered the benefits of the transaction with QUAD and determined such transaction was the best transaction available to it at such time.

Sponsor and their affiliates. For the Sponsor, the principal material benefit represented by the Business Combination is that unless the Business Combination (or another initial business combination transaction) is consummated by Quetta prior to the deadline pursuant to the Current Charter, the Sponsor will lose their entire $2,555,450 investment in Quetta, which such investment is described in greater detail in the section of this proxy statement/prospectus entitled “Proposal No. 2. - The Acquisition Merger Proposal - Interests of Certain Persons in the Business Combination” and “Summary of the Proxy Statement/Prospectus - Conflicts of Interest.”

QUAD and its affiliates. The Business Combination will provide QUAD with increased access to capital markets. By becoming a publicly traded company on Nasdaq, PubCo is expected to gain access to a broader range of capital-raising opportunities, which will enhance its ability to fund growth initiatives. Additionally, the proceeds from the Business Combination, if available, are expected to be used to support PubCo’s business operations and growth strategies. The Business Combination is also expected to enhance QUAD’s market visibility. Being publicly listed on Nasdaq may raise its profile, improve market perception and credibility and help attract new business partners. Furthermore, the public listing could create opportunities for long-term value appreciation for QUAD’s initial shareholders, as the market may assign a higher valuation to PubCo due to its Nasdaq listing and growth prospects.

Despite these benefits, PubCo is expected to face higher operating costs as a result of becoming a publicly listed company. As an SEC-registered and NASDAQ-listed company, PubCo will incur significantly higher expenses associated with hiring additional personnel, increased audit, legal, and administrative costs, and compliance with public company regulatory requirements. These increased expenses could reduce profitability, particularly in the short term.

The transition to a public company will also add complexity to QUAD’s operations. PubCo will need to establish new processes and internal controls to meet its reporting obligations, which could divert management’s attention from core business activities. Additionally, the need for substantial capital and operating expenditures will increase. PubCo will have to invest heavily to support and grow its operations.

Public stockholders. For the public stockholders of Quetta, the Business Combination represents the opportunity to share in the growth of a company such as QUAD that was chosen by the management of Quetta as an acquisition target in an initial business combination (which was Quetta’s original purpose). Unlike the Initial Shareholders, if an initial business combination was not consummated by Quetta within the required time period, the public stockholders would receive a pro-rata portion of the trust account, equivalent to their initial investment plus interest. Like the Initial Shareholders, however, the rights held by the public stockholders would expire worthless if no business combination such as the Business Combination is completed by the deadline. The primary potential detriment to the public stockholders of the Business Combination is the dilution of their ownership stake in the combined business of between approximately 38.44% (assuming no redemption of QETA Common Stock by public stockholders) and approximately 43.27% (assuming redemption of 100% of the QETA Common Stock held by the public stockholders), from approximately 45.38% of Quetta prior to the Business Combination to between approximately 6.94% (assuming no redemption of QETA Common Stock by public stockholders) and approximately 2.11% (assuming redemption of 100% of the QETA Common Stock held by the public stockholders) of PubCo.

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The Proposals

At the Special Meeting, the stockholders of Quetta will be asked to vote on the following:

●	the Redomestication Merger Proposal;

●	the Acquisition Merger Proposal;

●	the Nasdaq Proposal;

●	the Governance Proposal;

●	the Director Approval Proposal;

●	the Adjournment Proposal.

Please see the sections titled “The Special Meeting of Stockholders of Quetta” on page 99 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [  ], 2025, there were [  ] QETA Common Stock issued and outstanding. stockholders of Quetta who hold QETA Common Stock of record as of the close of business on [  ], 2025 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding QETA Common Stock present and entitled to vote at the Special Meeting.

As of [  ], 2025, the Initial Shareholders collectively owned and were entitled to vote [  ] QETA Common Stock, or approximately [  ] of the outstanding shares of Quetta. With respect to the Business Combination, the Initial Shareholders who own approximately [  ]% of the outstanding shares of Quetta as of the record date, have agreed to vote their QETA Common Stock in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal, and intend to vote for the other Proposals although there is no agreement in place with respect to voting on the other Proposals.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Quetta will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of QUAD expecting to have a majority of the voting power of the post-combination company, QUAD designating all members of the board of directors of the post-combination company, QUAD’s senior management comprising all of the senior management of the post-combination company, the relative size of QUAD compared to Quetta, and QUAD operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of QUAD issuing stock for the net assets of Quetta, accompanied by a recapitalization. The net assets of Quetta will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of QUAD.

Cash Transfer

In the reporting periods presented in this proxy statement/prospectus, (1) no cash transfers have occurred between our holding company and its subsidiaries and consolidated entities, (2) no dividends nor distributions have been made by the subsidiaries or consolidated entities to our holding company, and (3) except for the dividends of $11,784,774 and $1,412,247 declared and paid by QUAD to its shareholders during the year ended December 31, 2024 and 2023, respectively, our holding company has not paid any dividends nor made any distributions to our investors. For further details, please refer to “Selected Historical Combined Financial Information of QUAD”, and the combined financial statements included elsewhere in this proxy statement /prospectus. In addition, QUAD currently does not have a plan to declare dividends to its shareholders in the foreseeable future.

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Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the current laws and regulations of the PRC. After any non-PRC based investors’ funds enter QUAD at QUAD’s securities offerings outside of China, the funds can be directly transferred to HK Subsidiary, and then transferred to subordinate operating entities through the WFOE in accordance with relevant laws and regulations of the PRC. If QUAD intend to distribute dividends, QUAD will transfer the funds to HK Subsidiary from WFOE in accordance with the laws and regulations of the PRC, and then HK Subsidiary will transfer the dividends to QUAD, and the dividends will be distributed from QUAD to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. In terms of the cash transfer among QUAD and its subsidiaries, subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approvals of the financial controllers of the entities involved. As for an internal cash transfer exceeds RMB10,000,000 (approximately $1.5 million), the general manager is also required to conduct review and approval, and the profit distribution involved must also be approved by the shareholders meeting. There are no other cash management policies.

There are limitations on our ability to transfer cash between the holding company and our subsidiaries, and there is no assurance that China’s government will not intervene or impose restrictions on the ability of us and our subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into our and our subsidiaries’ business and restrict the ability to pay dividends and the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions. As a holding company, our ability to distribute dividends largely depend on our PRC Operating Entity’s dividend distribution. Under PRC laws and regulations, the PRC Operating Entity may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. The PRC Operating Entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is approved by its shareholders meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, PRC Operating Entity cannot distribute dividends until previous years’ loss has been offset. In addition, any funds QUAD transfers to the PRC Operating Entity, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entity are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entity is required to be registered with the SAFE or its local branches and (ii) our PRC Operating Entity may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC Operating Entity must be registered with the National Development and Reform Commission and SAFE or its local branches. QUAD may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC Operating Entity. If QUAD fails to receive such approvals or complete such registration or filing, our ability to use the proceeds of future offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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Regulatory Approvals

The Redomestication Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plan of Merger (and other ancillary documents required under the Companies Act) in respect of both the Redomestication Merger and the Acquisition Merger.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the Cyberspace Administration of China (“CAC”), the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, China State Administration for Market Regulation (“SAMR”), the China Securities Regulatory Commission (“CSRC”), the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection Network Data Security (draft for public comments), and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. QUAD and its PRC Operating Entity does not expect to be subject to the cybersecurity review by the CAC for this transaction, given that: data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities using our products and services through the utilization of the end user of our institution client. We, however, may have chance to access the personal information and temporarily possess certain personal information from end users in our business operations. As these official opinions were recently issued, guidance and interpretation of the opinions remain unclear at this time. QUAD and its PRC Operating Entity cannot assure you that QUAD and its PRC Operating Entity will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, our financial condition, our results of operations, and the Business Combination.

On December 24, 2021, the China Securities Regulatory Commission, or the “CSRC”, published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Measures”, collectively with the Draft Provisions, the “Draft Rules”) for public comments. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination.

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On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures supersede the Draft Rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list (the “Trial Measures Negative List”) of types of issuers banned from listing or offering overseas, including but not limited to (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; and (5) issuers’ filing and reporting obligations (the “Trial Measures Filing Obligations”), such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer.

The Trial Measures provide the CSRC with power to warn, fine, and issue injunctions against both PRC domestic companies, their controlling shareholders, and their advisors in listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures: (1) PRC domestic companies, and their controlling shareholders if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, may face warnings, injunctions to comply, and fines between RMB 1 million and 10 million (approximately $145,647 and $1,456,473); the Subject Individuals in these entities may severally, face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237). (2) Advisors in listing or offering securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply can face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237); the Subject Individuals in these advisor entities may, severally, face warnings and fines between RMB 0.2 million and 2 million (approximately $29,129 and $291,295).

As a China-based issuer, QUAD believes, as advised by its PRC Legal Counsel, that QUAD and its PRC Operating Entity is required to comply with the filing requirements or procedures set forth in Trial Measures before the consummation of the Business Combination and the listing of PubCo’s securities on Nasdaq. Thus, the completion of the Business Combination, as well as the listing of PubCo’s securities, is contingent upon the completion of PubCo’s filing with the CSRC. As of the date of this proxy statement/prospectus, QUAD has submitted the requisite filing materials for the Business Combination to the CSRC in accordance with the Overseas Listing Trial Measures on February 19, 2025. The CSRC provided its comments to QUAD on April 2, 2025 and QUAD submitted its response on April 30, 2025. The response is currently under the review by the CSRC. There is no assurance that QUAD will be able to meet all applicable filing requirements and guidelines of the CSRC, or comply with all applicable regulations at all times. Any failure to obtain or delay in obtaining such approval, filing or completing such procedures for this listing, or a rescission of any such approval or filing obtained by QUAD, would subject QUAD, as well as QUAD’s controlling shareholder and advisors in listing and offering securities, if they caused QUAD’s failure, to sanctions by the CSRC or other PRC regulatory authorities as described above. We would not complete the transaction contemplated by the Merger Agreement until we had received clearance to list from the CSRC.

We cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations. Lastly, any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas could significantly limit or completely hinder our ability to complete our business combination transaction, delisting from the Nasdaq Capital Market even after listing, and cause the value of such securities to significantly decline or be worthless.

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On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which will take effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as QUAD’s Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulations, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

QUAD, through its PRC Operating Entity, engages in the production, sales and research and development of automotive paint protection films and window tint films in China. Our PRC Operating Entity currently has obtained all requisite business permissions and approvals applicable to each company from PRC governmental authorities.

The following table lists the permission and approvals of the PRC Operating Entity for its business operations in mainland China hold as of the date of this prospectus:

No.	Name of Material Licenses and Permits	License Number
1.	2022 IATF 16949 Quality Management System Certificate, Expiring on July 27, 2025	0454739
2.	2022 ISO 9001 Quality System Certificate, Expiring on March 18, 2028	17422Q20359R1M
3.	2025 ISO 14001 Environmental Management System Certification, Expiring on October 9, 2025	17423E21091R1M
4.	2023 ISO 45001 Occupational Health and Safety Management System Certification, Expiring on November 23, 2026	17423S21088ROM
5.	2024 High-Tech Enterprise Recertification Certificate, Expiring in November 2027	GR202436000103

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6.	2022Jiujiang City Contract Compliance and Creditworthiness Publicity Unit	N/A
7.	2022 Jiangxi Province Management Innovation Demonstration Enterprise Honor Certificate	N/A
8.	Jiangxi Famous Brand Product Certificate, Expiring in November 2027	N/A
9.	2022 Annual Tax Revenue Exceeds 10 Million Yuan for the First Time	N/A
10.	List of Jiangxi Province’s Science and Technology Leaders and Database Enterprises, and High-Growth Technology Enterprises in 2023, declared as Gazelle Enterprise	N/A
11.	2021 Jiujiang City Excellent Enterprise	N/A
12.	Jiujiang City Municipal Enterprise Technology Center, issued in December 2021	N/A
13.	Approval for the Establishment of Lida Technology Science and Technology Association, issued on October 28, 2022	N/A
14.	Work Safety Standardization Certificate, Expiring on January 18, 2027	N/A
15.	Jiangxi Province 2022 Third Batch of Technology-based SMEs List	202236040309003786
16.	Jiangxi Province Specialized and Sophisticated SMEs, Expiring on October 31, 2026	N/A
17.	National Specialized and Sophisticated “Little Giant Enterprise”, issued by Ministry of Industry and Information Technology of PRC, Expiring on June 30, 2024	N/A
18.	Member Unit of Jiangxi Province Famous Brand Strategy Promotion Association, issued in December 2020	N/A
19.	Jiangxi Province Provincial Enterprise Technology Center	N/A
20.	Automotive Industry Standard Participation Certificate, issued on December 30, 2020	N/A
21.	Basic Deposit Account with Account Number Ending in 7877 at Industrial and Commercial Bank of China Co., Ltd. Jiujiang Balihu Sub-Branch	N/A
22.	Warehouse II Construction Permit	3604002202307180101
23.	Hazardous Material Warehouse and Warehouse I Construction Permit	360421201812140101
24.	Construction Project Construction Permit	360484201803230101
25.	Research Building Construction Permit	360484201802060101
26.	Workshop II Construction Permit	3604002202103040101
27.	Land Use Planning Permit	360401201730005
28.	Hazardous Material Warehouse and Warehouse I Construction Planning Permit	360401201830049
29.	Workshop I and Research Building Construction Planning Permit	360401201830014
30.	Construction Project Planning Permit	360401202030010
31.	Entry-Exit Inspection and Quarantine Declaration Enterprise Registration	3601601636

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The renewal of No.17 certificate “National Specialized and Sophisticated ‘Little Giant Enterprise’” is currently under review by the Ministry of Industry and Information Technology of PRC. If the PRC Operating Entity fails to obtain this certificate, it will no longer be eligible for the loan interest subsidy policy stipulated in the Implementation Plan for “Industry-Finance Integration” Work in Jiujiang City issued on November 1, 2024. However, as this certificate is not a mandatory qualification for the PRC Operating Entity’s business operations, the failure to renew it is not expected to have a material adverse impact on the PRC Operating Entity’s production and operations.

As of the date of this proxy statement/prospectus, we have been advised by our PRC Legal Counsel, Hunan Qiyuan Law Firm, that neither QUAD nor the PRC Operating Entity is currently required to obtain any permissions or approvals from Chinese authorities, including Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors, except for the approval needs to be obtained from the China Securities Regulatory Commission, or CSRC. We submitted the required filing materials to the CSRC on February 19, 2025. The CSRC provided its comments to us on April 2, 2025, and we submitted our response on April 30, 2025. The response is currently under the review by the CSRC. We will submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to complete the filing procedure prior to our Business Combination. QUAD’s legal counsel as to Cayman Islands law has also advised that QUAD does not require any approvals from any Cayman authority. However, if any of the PRC Operating Entity was denied permissions or approvals from Chinese authorities to list on U.S. exchanges, the PRC Operating Entity will not be able to continue listing on U.S. exchange, which could materially affect the interest of the investors. It is uncertain when and whether QUAD will be able to obtain permissions or approvals from the PRC government to list on U.S. exchanges, and even when such permission or approval is obtained, whether it will be denied or rescinded. As of the date of this prospectus, QUAD and its PRC Operating Entity are not denied any permissions or approvals that they are required to obtain from Chinese authorities to operate their business. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. See “Risk Factors – The approval and filing with the CSRC or other PRC government authorities are mandatory in connection with this Business Combination, the proxy statement/prospectus, or our listing under the laws of mainland China. However, we cannot ascertain whether or when we will secure such approval or finalize such filing. Even if we do obtain such approval, it remains susceptible to rescission. Any failure or delay in obtaining such approval or in adhering to filing requirements related to the offering, or a rescission of such approval, may expose us to sanctions imposed by the CSRC or other PRC government authorities.

The Measures for Cybersecurity Review (2021), effective on February 15, 2022, authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs. On September 24, 2024, the State Council promulgated the “Regulations on Network Data Security Management,” which will come into effect starting January 1, 2025.According to the “Regulations on the Security Management of Network Data”, the processor of important data refers to a network data processor that processes personal information of 10 million or more individuals. A large-scale network platform refers to a network platform with registered users of 50 million or more or monthly active users of 10 million or more, with complex business types, and whose network data processing activities have an important impact on national security, economic operations, and the national economy and people’s livelihood. As of now, we have not collected personal information of over 10 million, nor do we have registered users of over 50 million or monthly active users of over 10 million. We do not fall under the category of significant data processors or large-scale online platforms.

On July 30, 2021, the State Council issued the “Regulations on the Protection of Critical Information Infrastructure,” which came into effect on September 1, 2021. The “Regulations on the Protection of Critical Information Infrastructure” stipulate that the competent departments and supervision and management departments of relevant important industries and fields are the departments responsible for the protection of critical information infrastructure (hereinafter referred to as the “protection departments”). The protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and fields according to the identification rules they have formulated, and the results of the identification should be promptly notified to the operators. To date, we have not received any notification or requirement from the protection departments identifying us as operators of critical information infrastructure, nor have we been identified as operators of critical information infrastructure.

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However, if we and our PRC Operating Entity are required to obtain such permissions or approvals, we may have to spend great efforts and expenses to obtain such clearance, otherwise it may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors - Uncertainties with respect to the legal system, based in part on published and unpublished government policies, and potentially quick changes in laws and regulations in mainland China could adversely affect us.”

Auditor’s Regulation

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of consecutive “non-inspection years” from three years to two. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

QUAD’s auditor, Enrome LLP (“Enrome”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. QUAD’s is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis and PCAOB can inspect our auditor. As of the date of this prospectus, QUAD’s auditor is not among the firms listed on the PCAOB Determinations issued in December 2021.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance of the People’s Republic of China (“COF”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong over a nine-week period from September to November 2022.

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On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Foreign Private Issuer

PubCo will be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, PubCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, PubCo will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Implications of Being a Controlled Company

After the consummation of the Business Combination, certain shareholders of QUAD (the “Controlling Shareholders”), who will beneficially own 87.05% of the total issued and outstanding PubCo Ordinary Shares, will be able to exercise approximately 98.31% of the total voting power of the PubCo’s issued and outstanding share capital (no redemption scenario). Upon the consummation of the Business Combination, because the Controlling Shareholders will hold more than 50% of our voting power for the election of directors, PubCo will be a “controlled company” as defined under the Nasdaq Listing Rules. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. It is currently anticipated that, upon consummation of the Business Combination, only three out of six directors of the PubCo Board will be independent.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenues for the last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, PubCo will be able to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of its internal control over financial reporting. Under the JOBS Act, PubCo also does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.

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PubCo will remain an emerging growth company until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which PubCo has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which PubCo is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if PubCo has been a public company for at least 12 months and the market value of its Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter. Once PubCo ceases to be an emerging growth company, it will not be entitled to the exemptions provided in the JOBS Act discussed above.

Compensation Received by the Sponsor

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Quetta to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Interest in Securities	Other Compensation
Sponsor	In May 2023, an aggregate of 1,725,000 insider shares, or the founder shares, were issued to the Sponsor for an aggregate purchase price of $25,000. As of the date hereof, 1,717,000 insider shares are beneficially owned by the Sponsor.	Quetta has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. As of [ ], 2025, there were $[ ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

Simultaneously with the closing of the IPO on October 11, 2023, Quetta sold to the Sponsor 253,045 Private Units at $10.00 per unit in a private placement generating total gross proceeds of $2,530,450.

	Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a stockholder of Quetta at the time of purchase of the shares of QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such stockholder of Quetta purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this prospectus, the Initial Shareholders collectively hold 1,978,045 shares of QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being QETA Common Stock’s closing price on [ ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per PubCo Ordinary Share, whereas other public stockholders of Quetta would only have a profit of $[ ] per PubCo Ordinary Share;	Quetta has agreed to pay Sponsor or its affiliates a total of up to $10,000 per month for certain general and administrative services, including office space, administrative and support commencing on the closing date of the IPO. Quetta paid $78,710 of such fees to the Sponsor on June 4, 2024. Quetta accrued $10,000 and $30,000 administrative fees due to the Sponsor as of March 31, 2025 and December 31, 2024, respectively.

The retention of shares by Sponsor and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming public stockholders of Quetta. See “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

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Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that the directors and officers of Quetta have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

● The Sponsor and Quetta’s directors and officers have waived their rights to redeem their QETA Common Stock (including shares underlying QETA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Quetta is unable to consummate a business combination. Accordingly, the QETA Common Stock, as well as the QETA Units purchased by the Sponsor and Quetta’s officers and directors, will be worthless if Quetta does not consummate a business combination;

● If an initial business combination is not completed by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter), Quetta will be required to liquidate. In such event, the 1,725,000 shares of QETA Common Stock held by the Initial Shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.0145 per share, will be worthless. Such shares had an aggregate market value of approximately $[  ] based on the closing price of QETA Common Stock of $[  ] on Nasdaq as of [  ], 2025;

● If an initial business combination is not completed by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), the 253,045 Private Units purchased by the Sponsor for a total purchase price of $2,530,450, will be worthless. Such Private Units had an aggregate market value of approximately $[  ] based on the closing price of QETA Units of $[  ] on Nasdaq as of [  ], 2025. The Private Rights included in the Private Units, which had an aggregate market value of approximately $[  ] based on the closing price of QETA Rights on Nasdaq as of [  ], 2025, will be worthless;

● Prior to the IPO, Quetta issued an aggregate of 1,725,000 shares of QETA Common Stock to the Initial Shareholders for an aggregate purchase price of $25,000. As of the date of this prospectus, the Initial Shareholders hold an aggregate of 1,725,000 insider shares, the purchase price of which was approximately $0.0145 per share. As a result, the Initial Shareholders will have rates of return on their respective investments which differ from the rate of return of Quetta stockholders who purchased QETA Common Stock at various other prices, including QETA Common Stock included in QETA Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Quetta’s stockholder at the time of purchase of the QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such Quetta’s stockholder purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,978,045 shares QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[  ] per PubCo Ordinary Share (i.e. being QETA Common Stock’s closing price on [  ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[  ] and the Initial Shareholders would have a potential aggregate profit of $[  ], representing a profit of $[  ] per PubCo Ordinary Share, whereas other stockholders of Quetta would only have a profit of $[  ] per PubCo Ordinary Share;

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● As of [  ], 2025, there were $[  ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement;

● As a result of the interests of the Initial Shareholders in Quetta’s securities, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to Quetta’s stockholders, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Quetta’s initial business combination;

● The exercise of Quetta’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest; and

● If the Business Combination with QUAD is completed, QUAD will have the right to designate four members of the PubCo Board, and Quetta will have the right to designate one member of the PubCo Board.

Recommendations of the Board to the Stockholders of Quetta

After consulting with Quetta’s management, the Sponsor and legal advisors, the Quetta Board unanimously approved the execution of the definitive Merger Agreement on February 14, 2025. In making its determination with respect to the transactions contemplated thereby, the Quetta Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the complexity and variety of such factors, the Quetta Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors that the Board considered in reaching its determination and supporting its decision. The Quetta Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Quetta Board.

All Quetta’s non-employee directors approved the Business Combination. No member of the Quetta Board voted against, or abstained from voting on, the Business Combination. There are no agreements, arrangements or understandings of any nature among our Sponsor and Quetta, or Quetta’s officers, directors, or affiliates with respect to determining whether to proceed with a deSPAC transaction. Such determination is solely within the discretion of Quetta Board.

Before reaching its decision, the Quetta Board discussed the results of the due diligence conducted by Quetta’s management and their advisors, which included:

●	review of the draft fairness opinion provided by CHFT (for more details, please refer to “Proposal No. 2 - The Acquisition Merger Proposal — Summary of the Opinion of CHFT”);

●	review of QUAD’s financial projections (for more details, please refer to “Proposal No. 2 - The Acquisition Merger Proposal — Summary of Financial Analysis”)

●	meetings and calls with the management team and advisors of QUAD regarding its operations and operational forecasts;

●	consultations with QUAD’s management, finance team and legal advisors;

●	review of QUAD’s material contracts, intellectual property, financial, tax, legal, real estate and accounting due diligence;

●	QUAD’s unaudited financial statements;

●	internal analysis on comparable target companies; and

●	internal research on comparable transactions.

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The Quetta Board considered a number of factors pertaining to the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following: satisfaction of a number of Quetta’s initial acquisition criteria, favorable prospects for future growth, unique position in the automotive protective films industry, and the experienced and committed management team and board of QUAD. Please refer to “Proposal No. 2 – The Acquisition Merger Proposal - The Board’s Reasons for Approving the Business Combination” for further discussions. Based on the selection criteria for opportunities as described above, the Board recommends that the stockholders of Quetta vote:

●	FOR the Redomestication Merger Proposal;

●	FOR the Acquisition Merger Proposal;

●	FOR the Nasdaq Proposal;

●	FOR the Governance Proposal;

●	FOR the Director Approval Proposal;

●	FOR the Adjournment Proposal.

Summary of Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 45 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Quetta’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination. These risks include (among others) the following:

Risks Related to QUAD’s Business and Industry

●	We are highly dependent on the automotive industry. A prolonged or material contraction in automotive sales and production volumes could adversely affect our business, results of operations and financial condition. See Page 46.

●	QUAD’s operational success and growth are critically dependent on the robustness of its supply chain and manufacturing processes, which face potential risks from production disruptions, supply shortages, and complex logistics. See Page 46.

●	Fluctuations in the cost and availability of raw materials, equipment, labor and transportation could cause manufacturing delays, increase our costs and/or impact our ability to meet customer demand. See Page 47.

●	Our operating results can be adversely affected by inflation, changes in the cost or availability of raw materials, labor, energy, transportation and other necessary supplies and services. See Page 47.

●	The after-market automotive product supply business is highly competitive, which presents an ongoing threat to the success of our Company. See Page 48.

●	Harm to our reputation or the reputation of one or more of our products could have an adverse effect on our business. See Page 49.

●	Our revenue and operating results may fluctuate, which may make our results difficult to predict and could cause our results to fall short of expectations. See Page 49.

●	If the model of selling vehicles through dealerships changes dramatically, our revenue could be impacted. See Page 49.

●	Increased regulatory scrutiny of dealerships that inhibit or change their selling process or how they interface with consumers could impact our revenue. See Page 49.

●	If ride-sharing or alternate forms of vehicle ownership gain in popularity, our revenue could be impacted. See Page 50.

●	Technology could render the need for some of our products obsolete. See Page 50.

●	Changes in Original Equipment Manufacturer (OEM) accessorization strategies or production volumes could impact our business. See Page 50.

●	Infringement of our intellectual property and rapid technological changes could impact our ability to compete effectively. See Page 50.

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●	If changes to our existing products or introduction of new products or services do not meet our customers’ expectations or fail to generate revenue, we could lose our customers or fail to generate any revenue from such products or services and our business may be harmed. See Page 51.

●	We depend on our relationships with independent installers and new car dealerships and their ability to sell and service our products. Any disruption in these relationships could harm our sales. See Page 51.

●	We may not be able to identify, finance and complete suitable acquisitions and investments, and any completed acquisitions and investments could be unsuccessful or consume significant resources. See Page 51.

●	If we are unable to maintain our network of sales and distribution channels, it could adversely affect our net sales, profitability and the implementation of our growth strategy. See Page 52.

●	If we are unable to retain and acquire new customers, our financial performance may be materially and adversely affected. See Page 52.

●	QUAD faces significant challenges and risks as it expands into international markets, with the success of its global strategy hinging on navigating regional preferences, regulatory environments, and operational complexities. See Page 53.

●	Our business is subject to environmental laws and regulations. See Page 53.

●	We may need additional capital in the future and it may not be available on terms favorable to us or at all. See Page 53.

Risks Related to Doing Business in China

●	Holding Foreign Companies Accountable Act (HFCAA) and related rules are changing quickly. If the Public Company Accounting Oversight Board (PCAOB) cannot fully inspect our auditor’s work in China, there may be new rules affecting us. This could lead to our shares being removed from the stock exchange.

●	Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities. See Page 56.

●	Uncertainties with respect to the legal system, based in part on published and unpublished government policies, and potentially quick changes in laws and regulations in mainland China could adversely affect us. See Page 57.

●	The SEC might enforce stricter disclosure requirements for companies heavily operating in China, increasing our compliance costs and potentially suspend or stop our future securities offerings.

●	We are subject to extensive regulations in China which affect our operations, and which could result in material changes in our operations and the value of QETA Common Stock. See Page 57.

●	We must get approval and file with Chinese regulators for our Business Combination, the related documents, or our listing. We cannot be sure if or when we will get this approval or complete the filings. Any delays, failures to get approval, or not following filing rules could lead to penalties from Chinese authorities.

●	Additional Regulations under PRC Law Relating to Data Security and Confidentiality and Archives Management may subject us to additional compliance requirements in the future. See Page 59.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business. See Page 60.

●	PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC Operating Entity.

●	Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment. See Page 62.

●	Fluctuations in exchange rates could result in foreign currency exchange losses. See Page 63.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations. See Page 63.

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●	China’s M&A Rules and certain other regulations establish more complex procedures for certain acquisitions of PRC companies by foreign investors. See Page 64.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China. See Page 64.

●	Chinese regulatory authorities could disallow our holding company structure. See Page 65.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See Page 66.

●	The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with this Business Combination, and, if required, we cannot predict whether we will be able to obtain such approval. See Page 66.

●	Under the PRC Enterprise Income Tax Law, PubCo may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to PubCo and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment. See Page 67.

●	Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our corporate governance. See Page 68.

●	We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies. See Page 68.

●	We rely on dividends and other distributions from our PRC Operating Entity to meet our financial needs. If our PRC Operating Entity faces restrictions on making payments to us, it could seriously harm our business. See Page 69.

●	Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. See Page 69.

●	The Chinese government may intervene or influence our operations at any time, which could result in a material change to our business and/or the value of the securities we are registering. .. See Page 70.

●	Recent statements by the Chinese government indicate an intent to exert more oversight and control over overseas offerings and foreign investments in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See Page 70.

●	QUAD may be subject to penalties for failing to register the lease with the Chinese real estate administration department. See Page 70.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See Page 70.

Risks Related to Quetta and the Business Combination

●	requirement to liquidate the Trust Account if Quetta cannot consummate an initial business combination by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter);

●	Quetta’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Quetta’s ability continue as a “going concern”;

●	The initial business combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).

●	If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination or force us to abandon our efforts to complete an initial business combination;

●	a substantial majority of our public stockholders may redeem their Public Shares;

●	redemption of Public Shares may not put a stockholder in a better economic position;

●	the requirement to tender shares in order to seek redemption;

●	third party claims could reduce the proceeds held in the Trust Account;

●	distributions to stockholders of Quetta could be viewed as an unlawful payment;

●	Quetta’s due diligence investigation of QUAD may not be adequate;

●	risks and uncertainties in not going through a traditional underwritten initial public offering;

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●	Initial Shareholders will vote in favor of the Proposals, regardless of how public stockholders vote;

●	possibility of expensive shareholder litigation and regulatory inquiries;

●	Initial Shareholders may have a conflict of interest since they will not participate in liquidation distribution;

●	Initial Shareholders may receive a positive return on their investments even if public stockholders experience a negative return;

●	Sponsor, executive officers, directors and certain affiliates may have interests that are different from, or in addition to, your interests as a stockholder;

●	redeeming stockholders must comply with specific requirements;

●	redeeming stockholders may be unable to sell their shares if the Business Combination is not consummated;

●	exercise of existing registration rights could adversely affect the market price of PubCo Ordinary Shares;

●	The fairness opinion obtained by the Quetta Board will not reflect changes, circumstances, developments, or events that may have occurred or may occur after the date of the opinion;

●	Business Combination’s benefits may not meet the expectations of financial or industry analysts;

●	costs incurred in connection with the Business Combination will reduce the cash available;

●	pro forma financial information may not be indicative of actual financial condition or results of operations;

●	termination of the Merger Agreement could negatively impact Quetta;

●	potential waiver of some conditions to the Business Combination without stockholder approval;

●	having a minority share position may reduce your influence on the management of PubCo;

no redemption rights for rights holders

Risks Relating to the Financial Projections

●	No assurance regarding the ultimate performance of QUAD compared to the financial projections; and

●	Potential adverse impact on PubCo’s financial condition and prospects due to a decline in financial forecast or the failure of actual financial results of QUAD to meet the forecasted results.

Risks Related to PubCo’s Securities

●	no public market for PubCo’s shares and uncertainty in the development of an active trading market for PubCo’s shares;

●	price volatility of PubCo’s shares;

●	sale or availability for sale of substantial amounts of PubCo’s shares;

●	potential dilution for existing shareholders upon PubCo’s issuance of additional shares;

●	potential treatment of PubCo as a passive foreign investment company;

●	The PubCo Amended and Restated Memorandum and Articles of Association and Cayman Islands law may have the effect of discouraging lawsuits against PubCo’s directors and officers;

●	anti-takeover provisions contained in the PubCo Amended and Restated Memorandum and Articles of Association, as well as provisions of Cayman Islands law, could impair a takeover attempt;

●	exemptions from requirements applicable to other public companies due to PubCo’s status as an emerging growth company;

●	difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against PubCo or its management named in the proxy statement/prospectus based on foreign laws;

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●	significant redemptions could cause the PubCo Ordinary Shares to become less liquid;

●	ability to meet the initial listing requirements to be listed on Nasdaq or maintain the listing of its securities on Nasdaq in the future; and

●	exemptions from certain corporate governance requirement under the Corporate Governance Rules of Nasdaq due to PubCo’s status as a “controlled company.”

Recent Developments

On January 10, 2025, Quetta held a special meeting of stockholders (the “January Special Meeting”). During the January Special Meeting, stockholders approved (i) an amendment to Quetta’s amended and restated certificate of incorporation to extend the date by which Quetta has to consummate a business combination from January 10, 2025 to October 10, 2026 on a month-by-month basis, (ii) the proposal to include any entity with its principal business operations in the geographical regions of the People’s Republic of China, the Hong Kong special administrative region, and the Macau special administrative region in Quetta’s acquisition criteria in its search for a prospective target business for its business combination, and (iii) an amendment to the Investment Management Trust Agreement (the “Trust Agreement”) with Continental Stock Transfer & Trust Company giving Quetta’s right to extend the time to complete a business combination twenty-one times for an additional one month each time from January 10, 2025 to October 10, 2026 by depositing $60,000 to the Trust Account for each one-month extension. Any applicable excise tax and dissolution expenses shall be paid by our sponsor and shall not be deducted from Quetta’s Trust Account. In connection with the stockholders’ vote at the January Special Meeting, an aggregate of 5,199,297 shares of common stock with redemption value of approximately $55,152,224 (or approximately $10.608 per share) of Quetta’s common stock were tendered for redemption. As a result, as of January 10, 2025, approximately $18,040,430 remained in the Trust Account following the redemption.

Quetta has until July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein) to consummate a Business Combination (the “Combination Period”). If Quetta is unable to complete a Business Combination within the Combination Period, Quetta will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Quetta’s remaining stockholders and Quetta Board, dissolve and liquidate, subject in each case to Quetta’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

As of the date of this proxy statement/prospectus, Quetta deposited total extension payments of $300,000 ($60,000 per month) into the Trust Account from January 1, 2025 to May 8, 2025 to extend the Combination Period to July 10, 2025.

On February 14, 2025, Quetta entered into the Merger Agreement, which provides for the Business Combination, between Quetta and QUAD. Pursuant to the terms of the Merger Agreement, Quetta will merge with and into PubCo resulting in all Quetta stockholders becoming shareholders of PubCo. Concurrently therewith, Merger Sub will merge with and into QUAD, resulting in PubCo acquiring 100% of the issued and outstanding equity securities of QUAD.

Pursuant to the Merger Agreement, on or before February 14, 2025, QUAD deposited $250,000, the first installment of the extension fees to Quetta’s bank account in exchange for a promissory note issued by Quetta. QUAD shall wire $290,000, the second installment of the extension fees, to Quetta’s bank account on or before April 20, 2025 in exchange for another promissory note issued by Quetta, provided that the Merger Agreement has not been terminated prior to that date.

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SELECTED HISTORICAL FINANCIAL INFORMATION OF QUETTA

Quetta is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. Quetta’s balance sheet data as of March 31, 2025 and December 31, 2024, and the statement of operations data for the three months ended March 31, 2025 and 2024 are derived from Quetta’s unaudited financial statements included elsewhere in this registration statement.

Quetta’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with Quetta’s financial statements and the accompanying notes included elsewhere in this proxy statement, the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quetta” and other financial information contained elsewhere in this proxy statement.

	March 31, 2025	December 31, 2024
Balance Sheet Data:
Total assets	$18,707,494	$74,689,073
Total liabilities	$3,932,885	$4,017,047
Common Stock subject to possible redemption	$18,372,996	$73,137,958
Total Shareholders’ Deficit	$(3,598,387)	$(2,465,932)

	Three months ended March 31, 2025	Three months ended March 31, 2024
Income Statement Data:
Loss from operations	$(417,102)	$(123,229)
Interest earned on investments held in Trust Account	$273,997	$919,706
Net income (loss)	$(193,671)	$611,704
Basic and diluted net income per share, redeemable common stock	$(0.04)	$0.07
Basic and diluted net income per share, non-redeemable common stock	$(0.04)	$0.07
Basic and diluted weighted average shares outstanding, common shares subject to possible redemption	2,278,403	6,900,000
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,047,045	2,047,045

	Three months ended March 31, 2025	Three months ended March 31, 2024
Statements of Cash Flow Data:
Cash flows used in operating activities	$(1,380,816)	$(44,372)
Cash flows provided by investing activities	54,972,224	-
Cash flows used in financing activities	(54,902,224)	-
Net change in cash	(1,310,816)	(44,372)
Cash at beginning of year/period	1,554,737	610,185
Cash at end of year/period	$243,921	$565,813

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SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF QUAD

QUAD is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. QUAD’s balance sheet data as of December 31, 2024 and 2023, and the statement of operations data for the year ended December 31, 2024 and 2023 are derived from QUAD’s audited combined financial statements included elsewhere in this registration statement.

QUAD’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with QUAD’s financial statements and the accompanying notes included elsewhere in this proxy statement, the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QUAD” and other financial information contained elsewhere in this proxy statement.

	Year Ended
	December 31,
	2024	2023
	(Audited)	(Audited)
Statements of Operations Data:
Revenue	$30,342,238	$57,931,890
Cost of goods sold	(22,422,262)	(40,105,590)
Gross profit	7,919,976	17,826,300

Operating expenses
Selling expenses	(5,763,495)	(4,914,020)
General and administrative expenses	(4,393,942)	(3,651,501)
Research and development expenses	(2,769,261)	(3,910,649)
Total operating expenses	(12,926,698)	(12,476,170)
Operating income (loss)	(5,006,722)	5,350,130

Other income (expenses)
Interest income	5,591	4,022
Interest expenses	(273,478)	(226,104)
Other income, net	1,022,008	839,899
Other expense, net	(77,611)	(224,780)
Exchange gain	1,561	18,362
Total other income, net	678,071	411,399

Income (Loss) before income taxes	$(4,328,651)	$5,761,529
Income tax expense (benefit)	589,713	(433,448)
Net income (loss)	$(3,738,938)	$5,328,081

Net income (loss) attributable to non-controlling interest	-	-
Net income (loss) attributable to QUAD	$(3,738,938)	$5,328,081

Net loss per common share attributable to QUAD stockholders
Basic and diluted net loss per common share	$(0.17)	$0.24
Basic and diluted weighted average number of common shares outstanding	22,250,000	22,250,000

	December 31,
	2024	2023
	(Audited)	(Audited)
Balance Sheet Data:
Cash	$662,017	$718,326
Total assets	24,978,774	32,520,093
Total liabilities	20,192,828	11,873,088
Additional paid in capital	4,441,876	4,441,876
Retained earnings	284,125	15,807,837

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COMPARATIVE PER SHARE INFORMATION

The following comparative historical and unaudited pro forma per share financial information presented below sets forth historical comparative share information for QUAD and Quetta as well as unaudited pro forma combined share information after giving effect to the Transactions described in “Unaudited Pro Forma Condensed Combined Financial Information”.

The pro forma earnings information for the year ended December 31, 2024, were computed as if the Business Combination had been completed on January 1, 2024. The unaudited pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information, as well as the historical financial statements of QUAD and Quetta, and related notes thereto included elsewhere in this proxy statement/prospectus, the Merger Agreement, as well as the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quetta” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QUAD.” The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period.

The unaudited pro forma per share financial information is for illustrative purposes only, and is based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination.

The unaudited pro forma per share financial information contained herein assumes that the public stockholders approve the Business Combination. Quetta cannot predict how many of its public stockholders will exercise their right to redeem their public shares for cash. Therefore, the following tables present unaudited pro forma per share financial information after giving effect to the Business Combination presented under two scenarios:

Assuming No Redemptions (Scenario 1): assuming no other QETA Public Shareholders exercise redemption rights with respect to their ordinary shares upon the consummation of the Transactions, except for 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of approximately $55.15 million subsequent to December 31, 2024; and

Assuming Maximum Redemptions (Scenario 2): assuming 100% of QETA Public Shareholders will exercise their redemption rights with respect to 6,900,000 ordinary shares upon consummation of the Transactions, among which 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.

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			Combined Pro Forma
	QETA (Historical)	QUAD (Historical)	Assuming No Redemptions (Scenario 1)	Assuming 100% Redemptions (Scenario 2)
As of and for the year ended December 31, 2024 for QETA and QUAD
Shares outstanding
Weighted average shares outstanding of redeemable ordinary shares	6,900,000	-	-	-
Weighted average shares outstanding of non-redeemable ordinary shares	2,047,045	22,250,000	-	-
Post-Combination weighted average shares outstanding	-	-	34,463,052	32,762,349
Net income per ordinary share
Basic and diluted net income per share for redeemable ordinary shares	$0.23	$-	$-	$-
Basic and diluted net income (loss) per share for non-redeemable ordinary shares	$0.23	$(0.17)	$(0.13)	$(0.14)

SECURITIES AND DIVIDENDS

Quetta’s units, Common Stock and rights are each quoted on the Nasdaq, under the symbols “QETAU”, “QETA”, and “QETAR”, respectively. Each unit consists of one share of Common Stock and one-tenth (1/10) of one right to receive one share of QETA Common Stock upon the consummation of an initial business combination. The units commenced trading on Nasdaq on October 6, 2023. Quetta’s Common Stock and public rights underlying the units sold in the IPO commenced trading separately on November 30, 2023 on a voluntary basis on Nasdaq.

Quetta has not paid any cash dividends on its Common Stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo Board. It is the present intention of the Board to retain all earnings, if any, for use in its business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

QUAD’s securities are not currently publicly traded. We are applying to list the PubCo Class A Ordinary Shares on Nasdaq in connection with the Business Combination.

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RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination. The value of your investment in PubCo following consummation of the Business Combination will be subject to the significant risks affecting PubCo and QUAD. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the headings “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QUAD,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quetta” and the combined financial statements and related notes contained herein, you should carefully consider the following risk factors in deciding how to vote on the Proposals presented in this proxy statement/prospectus and before making a decision to invest in PubCo’s securities. The risks associated with QUAD, Quetta, the Business Combination and PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to QUAD, Quetta, the Business Combination and PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of QUAD and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of QUAD and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and prospects.

Unless the context otherwise requires, references to the “Company”, “we”, “us” and “our” in this section generally refer to QUAD or, from and after the Business Combination, PubCo.

Risks related to QUAD’s financial position, capital needs and limited operating history

QUAD requires a significant amount of capital to fund its operations and growth. If QUAD cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

QUAD requires a significant amount of capital and resources for its operations and continued growth. QUAD expects to make significant investments to develop new operating capabilities and technology, which are fundamental to QUAD’s business operations and future growth. However, QUAD cannot assure you that these investments will generate the optimal returns, if at all. In addition, there is no minimum net tangible asset requirement or minimum cash condition required in the Merger Agreement and accordingly, upon the closing of the Business Combination, QUAD may not have immediate access to capital to fund its operations and growth. To date, QUAD has historically funded its cash requirements primarily through the issuance of common stock, cash generated by operations and borrowings from banks. If these resources are insufficient to satisfy the QUAD’s cash requirements, QUAD may seek to raise funds through additional equity offering or debt financing or additional bank facilities. QUAD’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions. If QUAD cannot obtain sufficient capital on acceptable terms to meet its capital needs, QUAD may not be able to execute its growth strategies, and QUAD’s business, financial condition, and prospects may be materially and adversely affected.

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We have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risk of investment.

QUAD is a developer, manufacturer, and distributor of high-performance automotive films, with a core focus on paint protection films and window tinting films. Due to its limited operating history, it may be difficult to evaluate the current business and our prospects. Established in 2016 in Jiujiang, China, QUAD builds on years of industry experience and expertise in advanced materials and automotive film applications. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, managing a complex regulatory landscape and developing and maintaining our network of commodity product suppliers. These risks are exacerbated by the additional requirements, and associated costs of compliance, we face as a publicly traded company. We may also face challenges in scaling our supply chain in a cost-effective manner, as we will rely on contracting with our suppliers, in order to meet the needs of our customers. We may not be able to fully implement or execute our business strategy or realize, in whole or in part within our expected time frames, the anticipated benefits of our growth strategies. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

Risks related to QUAD’s Business and Industry

We are highly dependent on the automotive industry. A prolonged or material contraction in automotive sales and production volumes could adversely affect our business, results of operations and financial condition.

Our business is deeply intertwined with the cycles of the automotive industry, which encompasses both new car sales and the aftermarket maintenance and accessories segment. This dependency means that fluctuations in automotive sales and production volumes, influenced by factors such as general economic conditions, consumer sentiment and spending, and vehicle demand and preferences, can significantly impact our operations and financial health. Factors affecting vehicle demand include fuel costs, employment levels, inflation, tariffs, and the availability and cost of consumer financing. Additionally, new tariffs, quotas, duties, or other restrictions can raise vehicle prices, negatively affecting demand. Similarly, rising interest rates may dampen consumer sentiment as they directly impact monthly loan payments, a critical consideration for many buyers.

When automotive sales are robust, there is typically a larger pool of new vehicle owners who might consider purchasing products like paint protection films or window films in the aftermarket. Conversely, during downturns when automotive sales decline, the pool of potential new customers for our products shrinks correspondingly. Changes in the mix of vehicles produced and overall production volumes can also lead to fluctuations in the demand for our products. Prolonged or significant contractions in automotive sales and production volumes could lead our customers to reduce their purchases of our products and services, which in turn could adversely affect our business, results of operations, and financial condition.

QUAD’s operational success and growth are critically dependent on the robustness of its supply chain and manufacturing processes, which face potential risks from production disruptions, supply shortages, and complex logistics.

QUAD’s ability to satisfy customer demand and expand its business critically depends on the efficient operation of its supply chain and manufacturing processes. QUAD’s production is concentrated in a few facilities, primarily at its plant located in Jiujiang, China, making it vulnerable to disruptions caused by natural disasters, industrial accidents, labor issues, or pandemics. Such disruptions could severely impair QUAD’s production capacity and delay deliveries, potentially leading to lost revenue and weakened customer relationships. Additionally, QUAD’s production relies on sophisticated machinery and complex manufacturing techniques. Mechanical failures or technical issues, such as a contamination of the coating line or a breakdown of an extrusion unit, could halt production and necessitate costly repairs. Regular maintenance and timely upgrades of this equipment are essential but capital-intensive and require specialized expertise.

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On the supply side, QUAD’s operations hinge on the consistent availability of high-quality raw materials, such as TPU resins, PET base films, specialty chemicals, and packaging materials, which are often sourced from a limited pool of qualified global suppliers. QUAD’s strategy to localize production of TPU resins and source materials domestically in China reduces dependence on imports but doesn’t completely eliminate supply risks. Disruptions like a supplier outage or significant price hikes in essential raw materials could create production bottlenecks or force QUAD to incur additional expenses to secure alternatives. Recent global events, such as the COVID-19 pandemic, have underscored vulnerabilities in international shipping and logistics, leading to increased freight costs and delays that could impact QUAD’s ability to meet delivery schedules. While QUAD employs strategies such as working with multiple suppliers and maintaining inventory buffers, these are not foolproof against severe supply chain interruptions.

QUAD is also planning to mitigate some of these risks by adding a manufacturing site in the U.S. to diversify its production geographically. However, until this site becomes operational, QUAD remains reliant on its Chinese facilities. As QUAD scales up, coordinating a larger and more complex supply chain will introduce additional operational risks, such as misjudging inventory needs or failing to align procurement with sales, potentially leading to shortages or surplus stock. Any significant disruption or inefficiency in QUAD’s supply chain or manufacturing operations could constrain growth and negatively impact its financial performance, particularly if competitors manage to maintain supply when QUAD cannot.

Fluctuations in the cost and availability of raw materials, equipment, labor and transportation could cause manufacturing delays, increase our costs and/or impact our ability to meet customer demand.

The price and availability of key components used to manufacture our products may fluctuate significantly. QUAD addresses these challenges through a fully integrated, closed-loop organizational framework that supports every phase of film development, manufacturing, and distribution. Our in-house R&D and raw-material processing, coupled with automated production lines and dedicated sales channels, create a model that ensures consistent quality control, efficient resource usage, and rapid response to market demands. This structure not only minimizes supply chain disruptions but also optimizes costs and coordinates product rollouts and technology upgrades effectively. Despite these measures, any interruptions in the delivery of our products or fluctuations in their cost and availability could harm our gross margins and our ability to meet customer demand. Moreover, as our service business continues to expand, the management of installation labor becomes increasingly critical. If we are unable to successfully mitigate these cost increases, supply interruptions, and labor shortages, our results of operations could be adversely affected.

Our operating results can be adversely affected by inflation, changes in the cost or availability of raw materials, labor, energy, transportation and other necessary supplies and services.

Our success is dependent, in part, on our ability to reduce our exposure to, or mitigate, the impact of increases in the cost of raw materials, finished goods, energy, transportation and other necessary supplies and services through a variety of programs, including periodic purchases, future delivery purchases, long-term contracts, and sales price adjustments, while maintaining and improving margins and market share. Significant inflation in the costs of labor, finished goods, raw materials, energy and transportation has negatively impacted, and may continue to negatively impact, QUAD’s results of operations. There is no assurance that we will be able to fully offset any such cost increases through cost reduction programs or price increases of our products, especially given the competitive environment. If we generally are not able to sufficiently increase our pricing to offset these increased costs or if increased costs and prolonged inflation were to occur, it could materially and adversely affect our business, operating results and profitability. Sustained price increases may lead to declines in volume as competitors may not adjust their prices or customers may decide not to pay the higher prices, which could lead to sales declines and loss of market share.

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The after-market automotive product supply business is highly competitive, which presents an ongoing threat to the success of our Company.

QUAD operates a fully integrated, closed-loop organizational framework that supports every phase of film development, manufacturing, and distribution. This model, which spans from in-house R&D and raw-material processing to automated production lines and dedicated sales channels, not only ensures consistent quality control and efficient resource usage but also enables a rapid response to evolving market demands. By maintaining high oversight over production standards and innovation initiatives within a single framework, QUAD minimizes supply chain disruptions, optimizes costs, and seamlessly coordinates product rollouts or technology upgrades, thereby forming a strong competitive edge in the automotive film industry.

Despite these advantages, the aftermarket automotive product supply business remains highly competitive. We face substantial competition from numerous companies, including those with greater financial, marketing, and technical resources, as well as regional and local companies and lower-cost manufacturers. This competition puts pressure on our profit margins and challenges our ability to maintain or increase market share.

As we introduce new products and as our existing products evolve—or as competitors introduce new offerings—we encounter additional competition. Our principal competitors have significantly greater resources, which may allow them to respond more effectively to new technologies and market shifts. They could develop products that achieve greater market acceptance, engage in more effective product development and marketing campaigns, or adopt more aggressive pricing policies. Some competitors could leverage strong positions in one or more markets to gain a competitive advantage against us.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

●	Brand Strength and Market Positioning – Established brands will build strong reputations for automotive films products, with deep consumer trust and regional recognition, resulting in stable financial outputs.

●	Distribution Network and Marketing – Companies with an extensive dealer network and OEM partnerships gain a significant competitive edge. Also, the ability to generate sales leads and achieve sales conversion through targeted advertising, promotional strategies, and efficient sales execution are important to business growth.

●	Understanding of Industry and Customers – Understanding industry development trends and customer needs enables QUAD to make effective investments in the right path of R&D and product development roadmap to achieve sustainable growth.

●	Pricing and Cost Competitiveness – Pricing strategies in the industry vary widely, with premium brands commanding higher margins based on advanced features, while budget-friendly brands focus on affordability and volume sales.

●	Research and Development – Adopting cutting-edge technologies into continues product innovation and boost manufacturing efficiency.

●	Supplier Management and Operational Efficiency – Effective management over suppliers helps control costs and ensure product quality, while improving operational efficiency can help companies increase profit margins.

●	After-Sales Support and Warranty Programs – Competitive advantage is also determined by the quality of customer service, warranty coverage, and technical support for installers and end users.

●	Comprehensiveness of Business Model– Having control over the R&D, production, marketing, and services of the industry chain will help companies form a closed loop business model without strongly relying on single suppliers.

If we are unable to differentiate or successfully adapt our products, services and solutions from competitors, or if we decide to cut prices or to incur additional costs to remain competitive, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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Harm to our reputation or the reputation of one or more of our products could have an adverse effect on our business.

We believe that maintaining and developing the reputation of our products is critical to our success and that the importance of brand recognition for our products increases as competitors offer products similar to our products. We devote significant time and incur substantial marketing and promotional expenditures to create and maintain brand loyalty as well as increase brand awareness of our products. Adverse publicity about us or our brands, including product safety or quality or similar concerns, whether real or perceived, could harm our image or that of our brands and result in an adverse effect on our business, as well as require resources to rebuild our reputation.

Our revenue and operating results may fluctuate, which may make our results difficult to predict and could cause our results to fall short of expectations.

As a result of the rapidly changing nature of the markets in which we compete, our quarterly and annual revenue and operating results may fluctuate from period to period. These fluctuations may be caused by a number of factors, many of which are beyond our control. For example, changes in industry or third-party specifications may alter our development timelines and consequently our ability to deliver and monetize new or updated products and services. Other factors that may cause fluctuations in our revenue and operating results include:

●	any failure to maintain strong customer relationships;

●	any failure of significant customers, including distributors, to renew their agreements with us;

●	variations in the demand for our services and products and the use cycles of our services and products by our customers;

●	changes in our pricing policies or those of our competitors; and

●	general economic, industry and market conditions and those conditions specific to our business.

For these reasons and because the market for our services and products is relatively new and rapidly changing, it is difficult to predict our future financial results.

If the model of selling vehicles through dealerships changes dramatically, our revenue could be impacted.

Generally, most vehicles are sold through franchised new car dealerships. These dealerships have a strong profit motive and are historically very good at selling accessories and other products. Going forward, if the dealership model were to change in the form of fewer franchised dealerships, changes in franchise laws or the possibility of manufacturer owned distribution, the prospects in this channel may diminish. Manufacturer-owned sales of new cars might become harder to penetrate or more streamlined with fewer opportunities to sell accessories. This would make us more reliant on our independent installer, retail-oriented channel, which would require more internal efforts and financial resources to create consumer awareness.

Increased regulatory scrutiny of dealerships that inhibit or change their selling process or how they interface with consumers could impact our revenue.

Dealerships are subject to changes in regulatory rules, or requirements proposed or imposed by Chinese regulatory authorities, such as SAMR, the Ministry of Industry and Information Technology (MIIT), or local market supervision bureaus. These changes could change industry-accepted practices with regard to sales and/or offering of accessories to consumers. Such changes could impact the offering of our products as accessories or prohibit such offerings which could adversely impact our revenue.

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If ride-sharing or alternate forms of vehicle ownership gain in popularity, our revenue could be impacted.

If ride-sharing or alternate forms of vehicle ownership including rental, ride-sharing, or peer-to-peer car sharing gain in popularity, consumers may own fewer vehicles per household, which would reduce our revenue. More vehicles entering a ride-sharing or car-sharing fleet could have an uncertain impact on our revenue as consumers could be less interested in accessorizing vehicles they own that are in the ride-sharing fleet.

Technology could render the need for some of our products obsolete.

We derive the majority of our revenue from surface and paint protection films, with the majority of products applied on painted surfaces of vehicles. If automotive paint technology were to improve substantially, such that newer paint did not chip, scratch and was generally not as susceptible to damage, or vehicles were manufactured in a way that no longer required painted surfaces, our revenue could be adversely impacted.

If paint were replaced with other technologies such as film-based products at the point of manufacture, or if machined-based application of paint protection film was developed, the need for paint protection film or the labor services provided by our sales and distribution channels could be reduced.

Similarly, our automotive and architectural window films could be impacted by changes or enhancements from automotive manufacturers or window manufacturers that would reduce the need for our products.

Changes in Original Equipment Manufacturer (OEM) accessorization strategies or production volumes could impact our business.

QUAD cooperates directly with automotive OEMs or car brand dealers to supply exclusive film products for their models. Most of our services we provide to OEMs involve our labor installing product either in their facilities or in adjacent facilities that we lease. If OEMs decided to hire and utilize their own labor for the installation of products, our business could be impacted.

If OEM production volumes were negatively impacted due to economic, regulatory or competitive reasons, we may incur excess labor costs associated with the reduced demand.

Infringement of our intellectual property and rapid technological changes could impact our ability to compete effectively.

QUAD operates in a highly competitive, technology-driven industry where safeguarding intellectual property (IP) and continuous innovation are crucial to maintaining its market position. QUAD has a robust research and development infrastructure, with a dedicated center staffed by specialists in polymer chemistry, materials science, and engineering, and holds a substantial portfolio of over 100 intellectual property rights in China as of the date of this prospectus. These include patents, trademarks, and copyrights that are fundamental to its competitive edge. Despite this, QUAD’s IP is vulnerable to unauthorized copying, and while the company aggressively defends its rights, there is always a risk that competitors might infringe on these assets or develop around them. Technological advancements can also potentially make QUAD’s existing products less relevant; for instance, new paint technologies that offer self-healing properties could diminish the need for traditional protective films.

Moreover, the development of new technologies by QUAD requires significant investment, and not all research and development projects lead to commercially viable products. Failure of new products to gain market acceptance or delays in development could result in QUAD falling behind in innovation. Legal challenges over IP rights, especially in jurisdictions with difficult enforcement, could lead to costly litigation and damage the company’s reputation if competitors produce inferior counterfeit products bearing QUAD’s brands. To navigate these complexities, QUAD performs thorough freedom-to-operate analyses and seeks appropriate licensing opportunities to mitigate IP risks. However, the dynamic nature of technology and the intricate patent landscape present ongoing challenges. An inability to effectively manage these aspects could adversely affect QUAD’s ability to compete and its overall financial performance.

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If changes to our existing products or introduction of new products or services do not meet our customers’ expectations or fail to generate revenue, we could lose our customers or fail to generate any revenue from such products or services and our business may be harmed.

We may introduce significant changes to our existing products or develop and introduce new and unproven products or services, including using products with which we have little or no prior development or operating experience. The trend of the automotive industry towards autonomous vehicles and car- and ride-sharing services may result in a rapid increase of new and untested products in the aftermarket automotive industry. Over the past two years, for the year ended December 31, 2024 and 2023, QUAD recorded total revenues of $30,342,238 and $57,931,890, respectively, with net loss of $3,738,938 and net income of $5,328,081, respectively. The decline in financial performance is due to consumers becoming more cautious in their spending in the automotive aftermarket and changes in their spending behaviors on automotive films. To restore financial resilience and stability, QUAD is changing its product focus, and will actively expand applications beyond automotive films and penetrate into overseas markets. If new or enhanced products fail to attract or retain customers or to generate sufficient revenue, operating margin, or other value to justify certain investments, our business may be adversely affected. If we are not successful with new approaches to monetization, we may not be able to maintain or grow our revenue as anticipated or recover any associated development costs.

We depend on our relationships with independent installers and new car dealerships and their ability to sell and service our products. Any disruption in these relationships could harm our sales.

The largest portion of our products are distributed through independent installers and new car dealerships. We do not have direct control over the management or the business of these independent installers and new car dealerships, except indirectly through terms as negotiated with us. Should the terms of doing business with them change, our business may be disrupted, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Because some of our independent installer and new car dealership customers also may offer our competitors’ products, our competitors may incent such customers to favor their products. We do not have long-term contracts with a majority of these independent installers and new car dealerships, and these customers are not obligated to purchase specified amounts of our products but instead buy from us on a purchase order basis. Consequently, the independent installers and new car dealerships may terminate their relationships with us or materially reduce their purchases of our products with little or no notice. If we were to lose any significant independent installers or new car dealerships, for any reason, including if an independent installer and new car dealership acquired or were acquired by a competitor such that they became a direct competitor, then we would need to obtain one or more new independent installers or new car dealerships to cover the particular location or product line, which may not be possible on favorable terms or at all.

We may not be able to identify, finance and complete suitable acquisitions and investments, and any completed acquisitions and investments could be unsuccessful or consume significant resources.

Our business strategy is expected to continue to include acquiring businesses and making investments that complement our existing business. We expect to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of product and service offerings. We may not be able to identify suitable acquisition candidates, obtain financing or have sufficient cash necessary for acquisitions or successfully complete acquisitions in the future. Acquisitions and investments may involve significant cash expenditures, debt issuance, equity issuance, operating losses and expenses. Acquisitions involve numerous other risks, including:

●	diversion of management time and attention from daily operations;

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●	difficulties integrating acquired businesses, technologies and personnel into our business;

●	difficulties in obtaining and verifying the financial statements and other business information of acquired businesses;

●	inability to obtain required regulatory approvals;

●	potential loss of key employees, key contractual relationships or key customers of acquired companies or of ours;

●	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

●	dilution of interests of holders of our common stock through the issuance of equity securities or equity-linked securities.

If we are unable to maintain our network of sales and distribution channels, it could adversely affect our net sales, profitability and the implementation of our growth strategy.

Our ability to continue to grow our business depends on our ability to maintain effective sales and distribution channels in each of the markets in which we operate. We make use of a variety of distribution channels, including independent installers, new car dealerships, distributors and franchisees. We believe that this network of distribution channels enables us to efficiently reach consumers at a variety of points of sale. If we are not able to maintain our sales and distribution channels, we could experience a decline in sales, as well as reduced market share, as consumers may decide to purchase competing products that are more easily obtainable. The failure to deliver our products in accordance with our delivery schedules could harm our relationships with independent installers and new car dealerships, distributors and franchisees, which could adversely affect our net sales, profitability and the implementation of our growth strategy.

If we are unable to retain and acquire new customers, our financial performance may be materially and adversely affected.

Our financial performance and operations are dependent on retaining our current customers and acquiring new customers. A number of factors could negatively affect our customer retention or acquisition. For example, potential customers may request products or services that we currently do not provide and may be unwilling to wait until we can develop or source such additional products or services.

Other factors that affect our ability to retain or acquire new customers include customers’ increasing use of competing products or services, our failure to develop and introduce new and improved products or new products or services not achieving a high level of market acceptance, changes in customer preference or customer sentiment about the quality or usefulness of our products and services, including customer service, consolidation or vertical integration of our customers, adverse changes in our products mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees, and technical or other problems preventing us from delivering our products in a rapid and reliable manner.

If we are unable to retain and acquire new customers, our financial performance may be materially and adversely affected.

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QUAD faces significant challenges and risks as it expands into international markets, with the success of its global strategy hinging on navigating regional preferences, regulatory environments, and operational complexities.

As QUAD ventures into international markets beyond its established base in China, it encounters various challenges and uncertainties inherent to global expansion. QUAD’s ambitious plans to extend its footprint into North America, Europe, Southeast Asia, and other regions demand significant investments of time and resources. Success in these new markets is not guaranteed, as each region presents unique consumer preferences, regulatory landscapes, and competitive environments. Building brand recognition in these markets is particularly challenging for QUAD, given its limited recognition outside China, necessitating substantial marketing efforts and time.

The establishment of physical operations, such as the planned manufacturing facility and flagship store in Las Vegas, poses additional risks including potential delays, cost overruns, and operational complications. Any setbacks in operational setups, especially in the U.S., could extend QUAD’s reliance on costly imports from China due to tariffs and logistical expenses, placing QUAD at a competitive disadvantage.

Moreover, QUAD’s dependence on third-party distributors and franchisees introduces further complexities. These partnerships, while facilitating rapid market entry, limit QUAD’s control over marketing and customer service. Inadequacies in these areas can damage QUAD’s reputation and financial performance in these territories. Managing a diverse distribution network across various cultures and regulatory systems requires meticulous oversight and communication to maintain consistency in training, quality, and branding.

Currently, international sales constitute a small portion of QUAD’s revenue, indicating that QUAD’s global business model remains relatively unproven. Although there is an expectation for significant growth in overseas markets, this expansion comes with substantial risks including cultural and language barriers, and the need for strict legal compliance across multiple jurisdictions. These factors collectively pose substantial execution risks that could hinder QUAD’s ability to achieve its profitability and growth objectives internationally.

Our business is subject to environmental laws and regulations.

Our products may generate solid waste and hazardous waste during the production process. According to the “Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste,” it is prohibited to provide or entrust hazardous waste to units or other business entities that do not have a license for the collection, storage, utilization, and disposal of hazardous waste. As of the date of issuance of the prospectus, we have cooperated with local operators for the disposal of hazardous waste, but we cannot guarantee that all these operators can obtain the hazardous waste operation license in a timely and complete manner. If the operators violate the above regulations, the government authorities may order us to make corrections within a specified time, impose fines, and confiscate our income. In the event of serious circumstances, we may be ordered to cease operations.

Furthermore, those engaged in the production of automotive film must obtain fixed pollution source discharge registration in a timely manner. For enterprises that discharge pollutants without obtaining discharge permits, relevant departments can order them to suspend operations for rectification and impose fines.

We may need additional capital in the future and it may not be available on terms favorable to us or at all.

As of December 31, 2024, we had $0.66 million primarily in bank deposits, funded largely through operations and bank loans. Our cash has been predominantly allocated to purchasing raw materials, property plant, equipment, and covering operating expenses. Despite efforts to boost liquidity through business operations, debt financing, and support from our principal shareholders and external investors, our existing and projected cash sources may not suffice for future activities. Consequently, we may need to seek further capital to enhance our product and service range, seize strategic opportunities like investments and expansions, and sustain our operations. However, obtaining this financing is uncertain due to factors such as our financial health, operational results, and overall market conditions. Additional equity could dilute shareholder value, whereas debt financing might impose restrictive covenants affecting our operations. Without the necessary capital, our ability to expand or capitalize on business opportunities could be hampered, negatively impacting our business performance and financial stability.

Risks related to QUAD’s Corporate Structure

KM QUAD is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entity. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

See “Risk Factors —Risks Related to Doing Business in China — Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.” for more information on the effect of recent regulation in the United States relating to holding companies and doing business in China.

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Risks Related to Doing Business in China

Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the AHFCAA was signed into law.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

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On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

QUAD’s auditor, Enrome LLP (“Enrome”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. QUAD’s auditor is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis and PCAOB can inspect our auditor. As of the date of this prospectus, QUAD’s auditor is not among the firms listed on the PCAOB Determinations issued in December 2021. However, since the audit work was carried out by QUAD’s auditor with the collaboration of its China-based office, the audit working papers of QUAD’s financial statements may not be inspected by the PCAOB without the approval of the PRC authorities.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong from September to November 2022.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the company’s securities. In addition, under the HFCAA as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

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Such recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.

Our facilities are situated in the PRC, which necessitates compliance with various governmental and regulatory requirements specific to our operating locations, including those enforced through diverse local and municipal agencies and subdivisions of government. The PRC government has the power to regulate the operations of offshore holding companies, such as QUAD. Consequently, our business, financial position, operational outcomes, and future prospects may be significantly affected by the broader political, economic, and social conditions prevailing in China. The economic structure of China diverges from that of most developed nations across multiple dimensions, including the degree of government involvement, level of development, growth rates, foreign exchange controls, and resource allocation. While the Chinese government has instituted measures aimed at promoting market-driven economic reforms, divesting state ownership of productive assets, and enhancing corporate governance, a substantial proportion of productive assets in China remains under government ownership. Additionally, the Chinese government continues to play a prominent role in shaping industrial development through the enforcement of industrial policies. It also maintains significant control over the Chinese economy by allocating resources, regulating the payment of foreign currency-denominated obligations, setting monetary policy, and extending preferential treatment to specific industries or companies. Furthermore, certain administrative measures regulating (i) our operations and (ii) overseas offerings and foreign investment in China-based issuers could profoundly restrict or entirely obstruct our capacity to offer or continue to offer securities to investors, resulting in a severe depreciation or total loss of value of such securities.

Moreover, the Chinese government wields considerable control over numerous sectors of the Chinese economy through regulation and state ownership. Our operational capacity within China is susceptible to significant disruptions arising from legislative and regulatory changes, encompassing those related to securities regulation, data protection, cybersecurity, taxation, foreign investment limits, mergers and acquisitions, among other issues.

The central and local governments of the PRC may implement new, more stringent regulations or reinterpret existing ones, necessitating additional expenditures and efforts on our part to ensure compliance with such directives or interpretations. Thus, we may find ourselves subject to a multitude of government and regulatory requirements in the provinces where we operate in China and could face oversight from various political and regulatory entities, including numerous local and municipal agencies and government subdivisions. We may incur increased costs associated with compliance with existing and newly enacted laws and regulations, or we may face penalties for any failure to comply. Should the Chinese government seek to impose greater oversight and control over overseas offerings and/or foreign investment in China-based issuers, such actions could drastically restrict or altogether impede our ability to offer or continue to offer securities to investors, resulting in substantial depreciation or total loss of the value of such securities.

The Chinese economy has witnessed substantial growth over the past several decades; however, this growth has been uneven across different geographical regions and various sectors of the economy. The Chinese government has instituted a range of measures aimed at fostering economic growth and strategically allocating resources. While some of these measures may offer benefits to the broader Chinese economy, they may simultaneously exert negative impacts on our operations. A slowdown in the Chinese economy could lead to a diminished demand for our products, resulting in significant and adverse consequences for our business and operational outcomes.

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Uncertainties with respect to the legal system, based in part on published and unpublished government policies, and potentially quick changes in laws and regulations in mainland China could adversely affect us.

We conduct our business primarily through QUAD’s PRC Operating Entity. Our operations in mainland China are governed by laws and regulations of mainland China. QUAD’s PRC Operating Entity is subject to laws and regulations applicable to foreign investment in mainland China. The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

The laws and regulations of mainland China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, because certain recently enacted laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

The PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert greater oversight over offerings conducted overseas and/or foreign investment in mainland China-based issuers. Such actions, as well as future actions, to exert even more control, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has also recently published new policies that significantly affect certain industries and there is no assurance that it will not in the future release regulations or policies that could adversely affect our business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities or environmental protection, we may incur increased compliance costs or become subject to additional restrictions in their operations.

Additional disclosure requirements may be adopted by, and regulatory scrutiny from, the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

We are subject to extensive regulations in China which affect our operations, and which could result in material changes in our operations and the value of QETA Common Stock.

We operate in a highly regulated environment. Specifically, our operations are subject to extensive regulations in China, including but not limited to regulations relating to intellectual property protection, regulations on the environmental protection system, and regulations on safety standards and consumer protection. Several PRC regulatory authorities oversee different aspects of our operations, including but not limited to:

●	intellectual property rights;

●	environmental protection system; and

●	work safety and occupational health requirements.

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We are obligated to secure a comprehensive array of government approvals, licenses, permits, and registrations in relation to our operations, as well as to adhere to various mandatory standards and norms in our manufacturing processes and products. However, the interpretation of these regulations may evolve, and new regulations may be enacted, which could potentially disrupt or restrict our operations, undermine our competitiveness, or result in significant compliance costs. Certain filings with government agencies are required. As we expand our sales and distribution network in China, we cannot assure you that we will be able to complete these filings promptly. Should any of our current or future branches fail to make the necessary filings, such branch may face orders to rectify the non-compliance immediately or be subject to fines. We cannot guarantee that we have satisfied or will continue to satisfy all applicable laws, rules, and regulations in a timely manner or at all. Moreover, the PRC government imposes restrictions on foreign ownership.

Consequently, future government actions, including any decisions to intervene or influence our operations at any point, or to exert control over offerings of securities conducted overseas and/or foreign investment in China-based issuers, may compel us to make substantial alterations to our operations, may restrict or entirely obstruct our ability to offer or continue to offer securities to investors, and/or may lead to a significant decline in the value of such securities or render them worthless.

The approval and filing with the CSRC or other PRC government authorities are mandatory in connection with this Business Combination, the proxy statement/prospectus, or our listing under the laws of mainland China. However, we cannot ascertain whether or when we will secure such approval or finalize such filing. Even if we do obtain such approval, it remains susceptible to rescission. Any failure or delay in obtaining such approval or in adhering to filing requirements related to the offering, or a rescission of such approval, may expose us to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, commonly referred to as the M&A Rules, enacted by six different PRC regulatory authorities in 2006 and amended in 2009, ostensibly require offshore special purpose vehicles controlled by PRC companies or individuals, formed for the specific purpose of pursuing a public listing on an overseas stock exchange through the acquisition of PRC domestic companies or assets, to secure approval from the China Securities Regulatory Commission (CSRC) prior to the public listing of their securities on an overseas stock exchange. The interpretation and application of these regulations remain ambiguous, and our offshore offerings may ultimately necessitate approval from the CSRC. Should CSRC approval be required, we face uncertainty regarding our capacity to obtain such approval and the duration it may take. Furthermore, even with CSRC approval, such approval could be rescinded. Any failure to obtain, or delays in obtaining, CSRC approval for our listing, or a rescission of such approval, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities. These sanctions could manifest as fines and penalties affecting our operations in China, restrictions or limitations on our ability to distribute dividends outside of China, and other forms of sanctions that may materially and adversely impact our business, financial condition, and operational results.

Furthermore, the PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. The Opinions (defined below), among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Filing Rules, which became effective on March 31, 2023. According to the Overseas Listing Filing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC domestic company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. If a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights of the relevant PRC domestic company through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC domestic companies if both of the following conditions are met with respect to such issuer: (i) the revenues, profit, total assets, or net assets of PRC domestic companies in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated and combined financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operation is primarily conducted in China. In addition, according to the Overseas Listing Filing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter. Failure to comply with the applicable filing requirements may result in fines being imposed on the relevant PRC domestic companies and their controlling shareholders and other responsible person.

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Based on the Overseas Listing Filing Rules, or the Notice on the Overseas Listing Filing, and the set of Q&A published on the CSRC’s official website, we are required to complete the filing procedures with the CSRC in connection with this Business Combination as required by the Overseas Listing Filing Rules prior to the listing of its securities on Nasdaq. We submitted the required filing materials to the CSRC on February 19, 2025. The CSRC provided its comments to us on April 2, 2025, and we submitted our response on April 30, 2025. The response is currently under the review by the CSRC. We will submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to complete the filing procedure prior to our Business Combination. While this is a necessary step, uncertainties remain regarding the timely completion of the filing process and its impact on our listing on Nasdaq. Failure to comply with filing requirements, or any subsequent rescission of approvals, could materially and adversely affect our business, financial condition, and operations. As of the date of this proxy statement/prospectus, we have not completed the filing procedures with the CSRC. We cannot assure you that we can complete the filing procedures in a timely manner or at all.

Additional Regulations under PRC Law Relating to Data Security and Confidentiality and Archives Management may subject us to additional compliance requirements in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC (the “State Council”) jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 24, 2023, the CSRC and several other administrations jointly released the revised Provisions on Strengthening Confidentiality and Archiving Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which came into effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of PRC domestic enterprises, the PRC domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to discharge their confidentiality and archives management responsibilities; (ii) if a PRC domestic enterprise is required to publicly disclose or provide to any securities companies or other securities service providers or overseas regulators or individuals, any materials that contain state secrets or government work secrets (where there is ambiguity or dispute on whether it is state secret or government work secret, a request shall be submitted to the competent government authority for determination), during the course of its overseas offering or listing, the PRC domestic enterprise shall apply for approval from competent authorities and file with the secrecy administrative department at the same level; and (iii) working papers produced in China by securities companies and other securities service institutions, who provide such PRC domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of any such working papers to recipients outside China must be approved following the applicable PRC regulations.

Any failure or perceived failure by PRC domestic companies to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On December 28, 2021, the Cyberspace Administration of China, or the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the CAC indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated, and issue a written notice to the relevant applicant of its determination. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

Additionally, the PRC Cybersecurity Law requires companies to implement certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cybersecurity Law provides that China adopts a multi-level protection scheme (“MLPS”), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cybersecurity. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

On September 24, 2024, the State Council issued the “Regulations on Network Data Security Management,” which will come into effect on January 1, 2025. It implements classified and graded protection for network data, stipulates the requirements for network data security protection for entities such as network platform service providers and third-party product and service providers, clarifies the rules for automated decision-making methods to push information to individuals, and specifies the requirements for large-scale network platform service providers to publish annual reports and prevent cross-border security risks.

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The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on June 10, 2021 and took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities. Further, the PRC Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As of the date of this proxy statement/prospectus, we have not received any notice from any authorities identifying us as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC or obtain permissions from CAC. We do not believe that our operations and listing are expected to be affected by, or subject to, cybersecurity review by the CAC under the Cybersecurity Review Measures, given that we are not (i) a network platform operator engaging in data processing activities that affect or may affect national security; (ii) a critical information infrastructure operator purchasing cyber products or services that affect or may affect national security; or (iii) a network platform operator with personal information data of more than one million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation guidelines or interpretations related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, implementation guidelines or interpretations come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on it. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to us and diversion of our managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

Further, if (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) we inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for us to obtain any permission, review or filing in the future, we may have to expend significant time and costs to comply with these requirements. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, complete the Business Combination, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, PubCo’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of its securities may significantly decline or become worthless.

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It is uncertain whether we can, or how long it will take us to obtain such approval or complete such filing procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for this Business Combination or our listing, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek required governmental authorization in respect of the same. These governmental authorities may impose fines, restrictions and penalties on our operations in China, such as revocation of our licenses or shutting down part or all of our operations, limit our ability to pay dividends outside of China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to suspend this Business Combination or our listing before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. All of these could have a material adverse effect on the trading price of our securities and could significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC Operating Entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may transfer funds to our PRC Operating Entity or finance our PRC Operating Entity by means of shareholders’ loans or capital contributions after completion of this offering. Any loans to our PRC Operating Entity, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC Operating Entity shall be registered with the PRC State Administration for Market Regulation or its local counterparts and filed with MOFCOM or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. On December 4, 2023, the State Administration of Foreign Exchange issued the “Notice of the State Administration of Foreign Exchange on Further Deepening Reforms to Promote the Facilitation of Cross-border Trade and Investment” (hereinafter referred to as Circular [2023] No. 28), which facilitates the payment and use of funds for equity transfers and proceeds from overseas listings under the domestic reinvestment of foreign-invested enterprises (FDI). The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from this offering and the concurrent private placements to our PRC Operating Entity and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC Operating Entity. Shortages in the availability of foreign currency may restrict the ability of our PRC Operating Entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (ii) investment in securities or other financial products other than banks’ principal-secured products, (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise, and (iv) construction or purchase of non-self-used real properties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in local markets. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any depreciation of the Renminbi may adversely affect the value of, and any dividends payable on, our shares in foreign currency. In addition, there are limited instruments available for us to reduce our foreign currency risk exposure at reasonable costs. All of these factors could materially and adversely affect our business, financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our shares in foreign currency terms.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The SCNPC enacted the Labor Contract Law in 2008 and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term employment agreement that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. QUAD does not paid social insurance and housing funds according to the actual salary standards and does not pay housing funds for all employees. However, QUAD has not received any administrative penalties from the Human Resources and Social Security Bureau for failing to pay social insurance based on actual wages, nor has it received any penalties from the Housing Fund Authority for failing to pay housing funds for all employees. Additionally, QUAD has obtained a compliance certificate from the Human Resources and Social Security Bureau. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

China’s M&A Rules and certain other regulations establish more complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the M&A Rules, the Anti-monopoly Law promulgated by the Standing Committee of the National People’s Congress in August 2007 and amended in June 2022, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission of the PRC, or NDRC and the Ministry of Commerce in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review.

In the future, we may further grow our business by acquiring complementary businesses. Complying with the requirements of the relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions which could affect our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of PubCo’s securities, including that it could cause the value of such securities to significantly decline or become worthless.

Following the consummation of the Business Combination, PubCo will indirectly hold the equity of our PRC Operating Entity. Although the PRC government has an increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List (as defined below). The MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”) and serves as one of the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. None of our businesses are on the 2024 Negative List, nor on the 2021 Negative List. Therefore, PubCo is able to conduct its business through its wholly owned QUAD or any of its PRC subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC. If any part of our business operations falls within the scope of the “Negative List” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “Negative List” mandates further actions, such as market entry clearance granted by the PRC Ministry of Commerce, we face uncertainties as to whether such clearance can be obtained in a timely manner, or at all. We cannot assure you that the relevant governmental authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

On July 4, 2014, SAFE issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this proxy statement/prospectus, all of our shareholders have completed SAFE Circular 37 Registration and are in compliance. We will attempt to comply and ensure that, following the consummation of the Business Combination, shareholders who are subject to these rules comply with the relevant requirements. However, PubCo may not be fully informed of the identities of all their shareholders or beneficial owners who are PRC residents, and therefore, may not be able to identify all their shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, there is no assurance that all such shareholders and beneficial owners who are PRC residents will comply with a request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if such shareholders and beneficial owners who are PRC residents comply with such request, there is no assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under foreign exchange administration regulations of mainland China.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by PubCo our corporate group with respect to their existing corporate structure, PubCo may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect PubCo’s corporate structure, resulting in a material change in its operations and/or a material change in the value of QETA Common Stock, including that it could cause the value of QETA Common Stock to significantly decline or become worthless.

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Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. Although we currently do not have any employee stock incentive plan in place, if we grant options or other equity incentives to our executive officers or other employees in the future, and if such individuals are PRC citizens or reside in China for a continuous period of not less than one year, they will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and may also limit our ability to contribute additional capital into our PRC Operating Entity and limit our PRC Operating Entity’s ability to distribute dividends to us.

The approval of relevant PRC regulatory authorities and compliance procedures may be required in connection with this Business Combination, and, if required, we cannot predict whether we will be able to obtain such approval.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, on December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures promulgated on April 13, 2020. In accordance with the Cybersecurity Review Measures, (i) operators of key information infrastructure who purchase network products and services, and operators of network platforms who carry out data processing activities that affect or may affect national security, should undergo a cybersecurity review in accordance with the “Cybersecurity Review Measures”; (ii) network platform operators who hold personal information of over 1 million users and seek to list on foreign stock exchanges should apply for cybersecurity review to the Cybersecurity Review Office. As of the date of this prospectus, neither we nor any of our subsidiaries in mainland China have been informed or identified by any Chinese government department as an “operator of key information infrastructure”. We believe that neither we nor any of our subsidiaries in mainland China qualify as operators of key information infrastructure. As of the date of this prospectus, as operators of an internet platform, we have not conducted any data processing activities that affect or may affect national security, nor do we hold personal information of more than 1 million customers.

On September 24, 2024, the State Council issued the “Regulations on Network Data Security Management,” which will come into effect on January 1, 2025. It implements classified and graded protection for network data, stipulates the requirements for network data security protection for entities such as network platform service providers and third-party product and service providers, clarifies the rules for automated decision-making methods to push information to individuals, and specifies the requirements for large-scale network platform service providers to publish annual reports and prevent cross-border security risks.

On July 30, 2021, the State Council issued the “Regulations on the Protection of Critical Information Infrastructure,” which came into effect on September 1, 2021. The “Regulations on the Protection of Critical Information Infrastructure” stipulate that the competent departments and supervision and management departments of relevant important industries and fields are the departments responsible for the protection of critical information infrastructure (hereinafter referred to as the “protection departments”). The protection departments are responsible for organizing the identification of critical information infrastructure in their respective industries and fields according to the identification rules they have formulated, and the results of the identification should be promptly notified to the operators. As of the date of this prospectus, we have not received any notification or requirement from the protection departments identifying us as operators of critical information infrastructure, nor have we been identified as operators of critical information infrastructure.

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However, there remain uncertainties as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If we inadvertently conclude that the Cybersecurity Review Measures do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that Cybersecurity Review Measures become applicable to us, we may be subject to review when conducting data processing activities and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Cybersecurity Review Measures, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Cybersecurity Review Measures, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

As the aforementioned policies evolve and any related implementation rules are enacted, we may be subject to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Under the PRC Enterprise Income Tax Law, PubCo may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to PubCo and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in December 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation, and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management body of PubCo is within the territory of China, it may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, PubCo will be subject to the uniform 25% enterprise income tax on its worldwide income, which could materially reduce its net income. In addition, PubCo will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by PubCo to its investors and gains on the sale of its shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of PubCo would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that itis treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in QETA Common Stock. Although up to the date of this proxy statement/prospectus, PubCo has not been notified or informed by the PRC tax authorities that it has been deemed to be resident enterprises for the purpose of the EIT Law, there is no assurance that it will not be deemed to be resident enterprises in the future.

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Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our corporate governance.

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have five years to complete the necessary adjustments to their organization form, governance structure, and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law, and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. SAMR may, at its discretion, require us to make necessary adjustments to our articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

In addition, the Foreign Investment Law and the Implementation Regulations impose information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017, and revised in June 2018. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC Operating Entity to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

We rely on dividends and other distributions on equity paid by our PRC Operating Entity to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Operating Entity to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC Operating Entity for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations of mainland China permit our PRC Operating Entity to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC Operating Entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reached 50% of its registered capital. Furthermore, if our PRC Operating Entity incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Due to these restrictions and additional restrictions that may be imposed under new PRC laws and regulations that may come into effect in the future, cash and/or non-cash assets held by our PRC Operating Entity may not be available to fund our foreign currency needs or any foreign operations that we may have in the future or for other uses outside of the PRC.

Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Government regulations and policies restricting international trade, such as export controls or tariffs, may affect the demand for our products. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia.

During the last few years, there have been significant changes to U.S. and other countries’ trade policies, export control laws, sanctions, legislation, treaties and tariffs including, but not limited to, U.S. trade policies and tariffs affecting China, Mexico and Canada and certain of the other countries. These changes have, in certain cases, increased our costs of doing business. There is significant uncertainty about the future of trade relationships around the world, including potential changes to trade laws and regulations, trade policies, and tariffs. The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. For example, effective February 4, 2025, the U.S. government implemented an additional 10% tariff on goods being imported from China and, in response, the Chinese government implemented a 15% tariff on certain goods being imported into China from the U.S. The U.S. has also announced additional 25% tariffs for goods imported into the U.S. from Mexico and Canada beginning in March 2025. We cannot predict what additional actions may ultimately be taken by the U.S. or other governments with respect to tariffs or trade relations, what products may be subject to such actions (including subject to U.S. export control restrictions), or what actions may be taken by the other countries in retaliation. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the United States and China, which would have a material adverse effect on global economic conditions and the stability of global financial markets as well as our business, prospects, financial condition, and results of operations.

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The Chinese government may intervene or influence our operations at any time, which could result in a material change to our business and/or the value of the securities we are registering.

The Chinese government maintains significant oversight and discretion over businesses operating within its jurisdiction, particularly those in sensitive industries or with foreign ownership. As a company with substantial operations in China, we are subject to this oversight and face the risk that government intervention could materially impact our business, financial condition, and the value of the securities we are registering. Such interventions could include the imposition of new regulations, stricter enforcement of existing laws, or direct actions targeting our operations, subsidiaries, or management. These actions may disrupt our operations, increase our compliance costs, or limit our ability to operate certain aspects of our business. For example, restrictions on the use of certain technologies, additional reporting requirements, or limitations on cross-border data flows could have a direct and adverse effect on our ability to generate revenue, fulfill customer commitments, or maintain investor confidence.

In addition, there is a risk that government policies or interventions could disproportionately target foreign-listed companies like ours, particularly if political or economic tensions arise between China and other countries. Such actions could adversely affect our ability to compete in the market, access foreign capital, or maintain our position within the industry. These uncertainties could make it difficult for investors to predict the performance of our securities or assess the long-term viability of our business.

Recent statements by the Chinese government indicate an intent to exert more oversight and control over overseas offerings and foreign investments in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The Chinese government has recently emphasized its intent to enhance oversight of overseas listings and foreign investments involving Chinese companies. Regulatory bodies such as the China Securities Regulatory Commission (CSRC) have implemented or proposed measures that require Chinese companies to obtain regulatory approval, make detailed filings, or comply with additional disclosure and compliance obligations before pursuing overseas offerings. These new requirements have significantly increased the cost, complexity, and duration of the process for listing securities abroad, particularly for companies operating in regulated or sensitive industries.

Moreover, the Chinese government has demonstrated a willingness to take enforcement actions against companies that fail to comply with these regulations, ranging from fines and operational restrictions to suspension of overseas listings. For instance, the suspension or prohibition of initial public offerings (IPOs) or secondary offerings for non-compliance could severely restrict our access to foreign capital markets. Additionally, such measures could prevent us from conducting future offerings, refinancing debt, or raising funds needed for strategic growth initiatives, thereby impairing our financial flexibility.

The impact of these actions could be significant. If we are unable to comply with new regulatory requirements, we may be prohibited from offering securities to investors overseas or continuing to maintain our current listings. As a result, the value of our securities could materially decline or become worthless, leading to substantial losses for investors. Furthermore, these regulatory developments, coupled with uncertainties about their enforcement and scope, introduce additional risks to the stability and attractiveness of our securities.

QUAD may be subject to penalties for failing to register the lease with the Chinese real estate administration department.

According to the “Urban Real Estate Administration Law” which came into effect in January 1995 and was most recently revised in August 2019, as well as the “Commodity Housing Lease Management Measures” promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010, and effective from February 1, 2011, the lessor and the lessee must sign a written lease agreement and register it with the real estate management department. Failure to comply with the registration requirements may result in a fine ranging from 1,000 to 10,000 yuan. We have not registered any lease rights with the relevant Chinese government departments as required by the laws of the PRC. For the lease rights not being registered, we may be required to complete the registration within a specified time frame or be fined a sum ranging from 1,000 to 10,000 yuan.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Operating Entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to the PRC Operating Entity, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Operating Entity are subject to registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entity is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entity may not procure loans that exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the PRC Operating Entity must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or loans by us to our PRC Operating Entity. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of future offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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Risks Related to Quetta and the Business Combination

Quetta will be forced to liquidate the Trust Account if it cannot consummate a business combination by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter) (the “Combination Period”)]; in such event, Quetta’s public stockholders will receive $[  ] per share and the QETA Right included in each Unit will expire worthless.

If Quetta is unable to complete a business combination within the Combination Period, and is forced to liquidate, without taking into account additional deposits into the Trust Account to further extend the date by which Quetta has to consummate a business combination, the initial per-share liquidation distribution is estimated to be approximately $10.608, plus interest earned on amounts held in trust that have not been used to pay for taxes. Furthermore, any QETA Rights will expire worthless as a result of Quetta’s failure to complete a business combination.

Quetta’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Quetta’s ability continue as a “going concern.”

As of March 31, 2025, Quetta had cash of $243,921 and a working capital deficit (current assets less current liabilities) of $1,227,519. Further, Quetta has incurred and expect to continue to incur significant costs as a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses in connection with its proposed Business Combination with QUAD. Quetta cannot assure you that any efforts to raise capital (if required) or to consummate an initial business combination (including the proposed Business Combination with QUAD) will be successful. These factors, among others, raise substantial doubt about Quetta’s ability to continue as a going concern. The combined financial statement contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from Quetta’s inability to continue as a going concern.

The initial business combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).

Certain investments that involve, directly or indirectly, the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to review and approval by CFIUS. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” certain “critical infrastructure” and/or “sensitive personal data.”

If a potential initial business combination falls within CFIUS’s jurisdiction, the parties may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. The Sponsor is a Delaware limited liability company whose manager is Ms. Chen Chen, who is the wife of Quetta’s chief executive officer and chairman of the Board. Ms. Chen Chen is a United States citizen. As of the date of this prospectus, our Sponsor is not a foreign person as such terms are defined in 31 C.F.R. Part 800. PubCo, being a Cayman Islands exempted company with limited liability, is a non-U.S. person. QUAD being a Cayman Islands exempted company with limited liability, is a non-U.S. person. QUAD is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China, and substantially all of the assets of its subsidiaries are located in China. For further details, see “Business of QUAD.”

While QUAD and Quetta do not believe that the initial business combination would be subject to the jurisdiction of CFIUS because, post-Closing, neither Quetta nor its investors will have any rights that trigger CFIUS’ jurisdiction (under 31 C.F.R. §§ 800.208, 211), if CFIUS decides to make an inquiry regarding the initial business combination and determines that it has jurisdiction over Quetta’s initial business combination, CFIUS may decide to block or delay Quetta’s initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order it to divest all or a portion of a U.S. business of the combined company if it had proceeded without first obtaining CFIUS clearance.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because Quetta has only a limited time to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require it to liquidate. If Quetta winds up and liquidates, its Public Shareholders may only receive the redemption value per share, and its rights will expire worthless. This will also cause investors to lose any potential investment opportunity in a target company and the chance of realizing future gains on Quetta’s stockholders’ investment through any price appreciation in the combined company.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination or force us to abandon our efforts to complete an initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination. In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless it can qualify for an exclusion, a company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

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The SEC recently provided guidance that the determination of whether a special purpose acquisition company, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities, and “is a question of facts and circumstances” requiring individualized analysis. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, the Company was formed for the purpose of completing an initial business combination with one or more businesses. Our business will be focused on identifying and completing an initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the trust account will only be held as cash or in an interest bearing demand deposit account at a bank, or invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. Pursuant to the investment management trust agreement, the trustee will not be permitted to invest in other securities or assets. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the trust account will be intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, our return of the funds held in the trust account to our public stockholders as part of our redemption of the public shares. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act. Notwithstanding that we have limited our activities as described above, we could nevertheless be considered to be operating as an unregistered investment company. If our facts and circumstances change over time, we will update our disclosure in future filings with the SEC to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. We may also be forced to abandon our efforts to complete an initial business combination, and instead be required to liquidate the trust account and may be required to change our operations or wind down our operations. In which case, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and our rights would expire worthless.

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Quetta does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Quetta to complete the Business Combination with which a substantial majority of Quetta’s stockholders do not agree, which may increase the number of public shares that are redeemed and the risk of being subject to the “penny stock” rules.

Quetta’s amended and restated certificate of incorporation does not provide a specified maximum redemption threshold and there is no minimum cash condition with respect to the completion of the Business Combination. As a result, Quetta may be able to complete the Business Combination even though a substantial majority of its public stockholders do not agree with the Business Combination and have redeemed their shares. Furthermore, Quetta may be able to redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of its initial business combination (such that it may become subject to the SEC’s “penny stock” rules). The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Although we expect to meet Nasdaq’s initial listing requirements upon closing of the Business Combination and to not be subject to “penny stock” rules, these additional burdens imposed on broker-dealers restrict the ability and decrease the willingness of broker-dealers to sell our public shares, which we believe results in decreased liquidity for our public shares as well as increased transaction costs for sales and purchases of our public shares as compared to other securities.

Since the Sponsor and Quetta’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of other Quetta stockholders, a conflict of interest may have existed in determining whether the Business Combination with QUAD is appropriate as our initial business combination. Such interests include that Sponsor as well as our executive officers and directors, will lose their entire investment in us if we do not complete a business combination.

When you consider the recommendation of the Board in favor of adoption of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that the directors and officers of Quetta have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

● The Sponsor and Quetta’s directors and officers have waived their rights to redeem their QETA Common Stock (including shares underlying QETA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Quetta is unable to consummate a business combination. Accordingly, the QETA Common Stock, as well as the QETA Units purchased by the Sponsor and Quetta’s officers and directors, will be worthless if Quetta does not consummate a business combination;

● If an initial business combination is not completed July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), Quetta will be required to liquidate. In such event, the 1,725,000 shares of QETA Common Stock held by the Initial Shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.0145 per share, will be worthless. Such shares had an aggregate market value of approximately $[ ] based on the closing price of QETA Common Stock of $[  ] on Nasdaq as of [  ], 2025;

● If an initial business combination is not completed by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), the 253,045 Private Units purchased by the Sponsor for a total purchase price of $2,530,450, will be worthless. Such Private Units had an aggregate market value of approximately $[  ] based on the closing price of QETA Units of $[  ] on Nasdaq as of [  ], 2025. The Private Rights included in the Private Units, which had an aggregate market value of approximately $[  ] based on the closing price of QETA Rights on Nasdaq as of [  ], 2025 will be worthless;

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● Prior to the IPO, Quetta issued an aggregate of 1,725,000 shares of QETA Common Stock to the Initial Shareholders for an aggregate purchase price of $25,000. As of the date of this prospectus, the Initial Shareholders hold an aggregate of 1,725,000 insider shares the purchase price of which was approximately $0.0145 per share. As a result, the Initial Shareholders will have rates of return on their respective investments which differ from the rate of return of Quetta stockholders who purchased QETA Common Stock at various other prices, including QETA Common Stock included in QETA Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Quetta’s stockholder at the time of purchase of the QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such Quetta’s stockholder purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,978,045 shares of QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[  ] per PubCo Ordinary Share (i.e. being QETA Common Stock’s closing price on [  ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[  ] and the Initial Shareholders would have a potential aggregate profit of $[  ], representing a profit of $[  ] per PubCo Ordinary Share, whereas other stockholders of Quetta would only have a profit of $[  ] per PubCo Ordinary Share;

● Each of the directors and officers owns the following number of insider shares:

Name of Beneficial Owner	Insider Shares
Yocto Investment LLC(1)	1,970,045
Hui Chen(1)	1,970,045
Robert L. Labbe	2,000
Brandon Miller(2)	2,000
Ping Zhang(2)	-
Michael Lazar(3)	2,000
Daniel M. McCabe	2,000
Qi Gong	-

(1)	Yocto Investment LLC, our Sponsor, is controlled by Mrs. Chen Chen, who is the wife of Mr. Hui Chen, Quetta’s Chief Executive Officer and director.
(2)	On April 29, 2025, Quetta reported the death of Brandon Miller, a member of Quetta Board and the chairperson of the audit committee. On April 29, 2025, the Qutta Board appointed Qi Gong, a current member of the Quetta Board, to serve as chairperson of the audit committee. On the same day, the Quetta Board appointed Ping Zhang as a member of the Quetta Board, including committee positions on the audit committee, the compensation committee, and the nominating committee, to fill the vacancy created by Mr. Miller’s death. The Quetta Board has determined that Mr. Zhang satisfies the current “independent director” standards established by the rules of The Nasdaq Stock Market.
(3)	Michael Lazar resigned as our independent director on April 3, 2024.

● As of [  ], 2025, there were [  ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

● As a result of the interests of the Initial Shareholders in Quetta’s securities, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to Quetta’s stockholders, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Quetta’s initial business combination; and

● The exercise of Quetta’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

● If the Business Combination with QUAD is completed, QUAD will have the right to designate four members of the PubCo Board, and Quetta will have the right to designate one member of the PubCo Board.

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Quetta to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

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	Interest in Securities	Other Compensation
Sponsor	In May 2023, an aggregate of 1,725,000 insider shares, or the founder shares, were issued to the Sponsor for an aggregate purchase price of $25,000. As of the date hereof, 1,717,000 insider shares are beneficially owned by the Sponsor.	Quetta has agreed to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. As of [ ], 2025, there were $[ ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

Simultaneously with the closing of the IPO on October 11, 2023, Quetta sold to the Sponsor 253,045 Private Units at $10.00 per unit in a private placement generating total gross proceeds of $2,530,450.

	Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Class A Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by a stockholder of Quetta at the time of purchase of the shares of QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such stockholder of Quetta purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date of this prospectus, the Initial Shareholders collectively hold 1,978,045 shares of QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being QETA Common Stock’s closing price on [ ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per PubCo Ordinary Share, whereas other public stockholders of Quetta would only have a profit of $[ ] per PubCo Ordinary Share;	Quetta has agreed to pay Sponsor or its affiliates a total of up to $10,000 per month for certain general and administrative services, including office space, administrative and support commencing on the closing date of the IPO. Quetta paid $78,710 of such fees to the Sponsor on June 4, 2024. Quetta accrued $10,000 and $30,000 administrative fees due to the Sponsor as of March 31, 2025 and December 31, 2024, respectively.

The foregoing personal and financial interests of the Sponsor as well as Quetta’s directors and executive officers may have influenced their motivation in identifying and selecting QUAD as a business combination target and completing an initial business combination with QUAD. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with the public stockholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate. In considering the recommendations of the Quetta Board to vote for the proposals, its stockholders should consider these interests.

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The fairness opinion obtained by the Quetta Board will not reflect changes, circumstances, developments, or events that may have occurred or may occur after the date of the opinion.

CHFT has provided a fairness opinion to the Quetta Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by CHFT in preparing such opinion, the aggregate consideration to be paid in the Merger Agreement is fair from a financial point of view to Quetta.

The Quetta Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from CHFT, and the Quetta Board does not expect to receive an updated fairness opinion prior to the completion of the Business Combination.

The opinion does not reflect changes, circumstances, developments, or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of QUAD, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of QUAD and on which the fairness opinion was based, and that may alter the value of QUAD prior to consummation of the Business Combination. The value of QUAD could be materially different from its value as of, the date of CHFT’s opinion, and CHFT’s does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Quetta does not anticipate asking CHFT to update CHFT’s opinion, and CHFT does not have an obligation or responsibility to update, revise, or reaffirm its opinion based on circumstances, developments, or events that may have occurred or may occur after the date of the opinion.

There is no guarantee that a stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of PubCo and may result in a lower value realized upon redemption than a stockholder of Quetta might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of PubCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares of PubCo Ordinary Shares in the future for a greater amount than the redemption price paid in connection with the redemption of the Public Shares in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Quetta’s stockholders who attempted to redeem their Public Shares may be unable to sell their Public Shares when they wish in the event that the Business Combination is not consummated.

If Quetta requires public stockholders who wish to redeem their Public Shares in connection with the consummation of the Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and the Business Combination is not consummated, Quetta will promptly return such certificates to its public stockholders. Accordingly, public stockholders who attempted to redeem their Public Shares in such a circumstance will be unable to sell their Public Shares in the event that the Business Combination is not consummated until Quetta has returned their Public Shares to them. The market price of Public Shares may decline during this time and you may not be able to sell your securities when you wish, even while other stockholders that did not seek redemption may be able to sell their securities.

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You must tender your QETA Common Stock in order to validly seek redemption at the Special Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Quetta’s transfer agent by two business days before the Special Meeting, or deliver your QETA Common Stock to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System, which election would likely be determined based on the manner in which you hold your QETA Common Stock. The requirement for physical or electronic delivery by two business days before the Special Meeting ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

If third parties bring claims against Quetta, the proceeds held in trust could be reduced and the per-share liquidation price received by Quetta’s stockholders may be less than $10.10.

Quetta’s placing of funds in trust may not protect those funds from third party claims against Quetta. Although Quetta has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Quetta’s public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Quetta’s public stockholders. If Quetta liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to its public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Quetta cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for our stockholders may be less than $10.10 per Public Share due to such claims.

Additionally, if Quetta is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Quetta’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, Quetta may not be able to return $10.10 to our public stockholders.

Any distributions received by Quetta stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Quetta was unable to pay its debts as they fell due in the ordinary course of business.

If Quetta is unable to consummate a business combination within the Combination Period, upon notice from Quetta, the trustee of the Trust Account will distribute the amount in its Trust Account to its public stockholders. Concurrently, Quetta shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Quetta cannot assure you that there will be sufficient funds for such purpose.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $243,921 of proceeds held outside the Trust Account as of March 31, 2025 although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe or for working capital purposes.

However, we may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

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Because PubCo will become a public reporting company by means other than a traditional underwritten initial public offering, PubCo’s shareholders may face additional risks and uncertainties.

Because PubCo will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the PubCo Ordinary Shares, and, accordingly, PubCo’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews often include an independent third party investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling PubCo Ordinary Shares, Quetta’s stockholders must rely on the information included in this proxy statement/prospectus. Although Quetta performed a due diligence review and investigation of QUAD in connection with the Business Combination, the lack of an independent third party due diligence review and investigation increases the risk of investment in PubCo because it may not have uncovered facts that would be important to a potential investor.

In addition, because PubCo will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of PubCo. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of PubCo than they might if PubCo became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with PubCo as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for PubCo Ordinary Shares could have an adverse effect on PubCo’s ability to develop a liquid market for PubCo Ordinary Shares. See “Risk Factors — Risks Related to PubCo’s Securities — If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.”

The Initial Shareholders have agreed to vote in favor of the Redomestication Merger Proposal, the Acquisition Merger Proposal and intend to vote for the other Proposals described in this proxy statement/prospectus, regardless of how Quetta’s public stockholders vote.

Unlike many other blank check companies in which the Initial Shareholders agree to vote their shares in accordance with the majority of the votes cast by our public stockholders in connection with an initial business combination, the Initial Shareholders have agreed to vote any QETA Common Stock owned by them in favor of the Redomestication Merger Proposal, the Acquisition Merger Proposal and intend to vote for the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Initial Shareholders own [  ]% of the issued and outstanding QETA Common Stock. The Initial Shareholders have agreed to vote any QETA Common Stock owned by them in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal and, accordingly, we do not need Public Shares to be voted in favor the Redomestication Merger Proposal, and the Acquisition Merger Proposal in order to have them approved (assuming that only a quorum was present at the meeting). As a result, it is more likely that the necessary stockholder approval will be received for the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals than would be the case if the Initial Shareholders agreed to vote any QETA Common Stock owned by them in accordance with the majority of the votes cast by our public stockholders. While the Initial Shareholders have agreed to vote their shares in favor of the Redomestication Merger Proposal and the Acquisition Merger Proposal, stockholders should consider that the Initial Shareholders may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate. See “Quetta’s directors and officers may have certain conflicts in determining to recommend the acquisition of QUAD, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.”

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Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Quetta’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Quetta, whether or not resolved in Quetta’s favor, could result in substantial costs and divert Quetta’s management’s attention from other business concerns, which could adversely affect Quetta’s business, financial condition and results of operations and the ultimate value Quetta’s stockholders receive as a result of the consummation of the Business Combination.

If Quetta’s due diligence investigation of QUAD was inadequate, then stockholders of Quetta following the Business Combination could lose some or all of their investment.

Even though Quetta conducted a due diligence investigation of QUAD, it cannot be sure that this diligence uncovered all material issues that may be present inside QUAD or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of QUAD and its business and outside of its control will not later arise. If Quetta’s due diligence investigation of QUAD was inadequate, then stockholders of Quetta following the Business Combination could lose some or all of their investment.

The Sponsor, officers and directors of Quetta own QETA Common Stock and QETA Rights and will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

The Sponsor, officers and directors of Quetta collectively own an aggregate of 1,725,000 QETA Common Stock and 253,045 QETA Units. Such individuals/entities have waived their rights to redeem these shares (including shares underlying the units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Quetta is unable to consummate a business combination. Accordingly, the QETA Common Stock, as well as the QETA Units purchased by officers and directors of Quetta, will be worthless if Quetta does not consummate a business combination. Based on a market price of $[  ] per QETA Common Stock and $[  ] per QETA Unit on [  ], 2025, the aggregate value of these shares and units was approximately $[  ]. The QETA Common Stock acquired prior to the IPO, as well as the QETA Units will be worthless if Quetta does not consummate a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting QUAD as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in Quetta’s stockholders’ best interest.

Quetta is requiring stockholders who wish to redeem their QETA Common Stock in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Quetta is requiring public stockholders who wish to redeem their QETA Common Stock to either tender their certificates to Quetta’s transfer agent or deliver their shares to the transfer agent electronically using the Depository Trust Company’s, or DTC, DWAC System two business days before the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Quetta’s transfer agent will need to act to facilitate this request. It is Quetta’s understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the transfer agent. However, because Quetta does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Quetta has been advised that it takes a short time to deliver shares through the DWAC System, Quetta cannot assure you of this fact. Accordingly, if it takes longer than Quetta anticipates for stockholders to deliver their Public Shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Public Shares.

The Initial Shareholders control a substantial interest in Quetta and thus may influence certain actions requiring a stockholder vote.

The Initial Shareholders, including the Sponsor, the officers and directors, collectively own approximately 52.78% of its issued and outstanding shares of QETA Common Stock. The Initial Shareholders or the affiliates have agreed to vote any shares they own in favor of the Business Combination. However, if a significant number of Quetta’s stockholders vote, or indicate an intention to vote, against the Business Combination, the Initial Shareholders or the affiliates, could make such purchases in the open market or in private transactions in order to influence the vote. In such circumstances, the Sponsor or its affiliates will not purchase any Public Shares at a price higher than the price offered through the redemption process. Quetta represents that:

(i)	any Public Shares purchased by the Sponsor or its affiliates will not be voted in favor of approving the Business Combination transaction;

(ii)	the Sponsor and its affiliates will not possess any redemption rights with respect to the Public Shares purchased or, if they possess redemption rights, they waive such rights;

(iii)	Quetta will disclose in a Form 8-K, prior to the Special Meeting, the following:

(a)	the amount of Public Shares purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price;

(b)	the purpose of the purchases by the Sponsor or its affiliates;

(c)	the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the Business Combination will be approved;

(d)	the identities of security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of such security holders (e.g., 5% security holders); and

(e)	the number of Public Shares for which Quetta has received redemption requests in connection with the approval of the Business Combination.

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If Quetta’s securities holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of PubCo’s securities.

Quetta’s Initial Stockholders are entitled to make a demand that we register the resale of the founder shares and the shares sold via private placement at any time. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 1,978,045 PubCo Ordinary Shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of PubCo’s securities after the consummation of the Business Combination.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of PubCo’s securities may decline after the Business Combination.

The market price of PubCo’s securities may decline as a result of the Business Combination if:

●	PubCo does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing share prices.

Quetta’s directors and officers may have certain conflicts in determining to recommend the acquisition of QUAD, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.

Quetta’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a stockholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of Quetta’s securities owned by Quetta’s management and directors, or their affiliates and associates, would become worthless if the Business Combination is not approved and Quetta otherwise fails to consummate a Business Combination prior to its liquidation. See “Proposal No. 2 — The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” beginning on page 112 for additional information.

Quetta will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Quetta will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, Quetta may not have sufficient funds to seek an alternative business combination and may be forced to voluntarily liquidate and subsequently dissolve.

Quetta and QUAD have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Quetta if the Business Combination is completed or by Quetta if the Business Combination is not completed.

Quetta and QUAD expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, Quetta expects to incur approximately $[  ] in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by PubCo if the Business Combination is completed or by Quetta if the Business Combination is not completed.

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In the event that a significant number of Public Shares are redeemed, the PubCo Class A Ordinary Shares may become less liquid following the Business Combination.

If a significant number of Public Shares are redeemed, PubCo may be left with a significantly smaller number of shareholders. As a result, trading in the shares of PubCo following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected. PubCo intends to apply to list the PubCo Class A Ordinary Shares on the Nasdaq, and Nasdaq may not list the PubCo Class A Ordinary Shares on its exchange, which could limit investors’ ability to make transactions in PubCo Class A Ordinary Shares and subject PubCo to additional trading restrictions.

Both Quetta and QUAD may waive one or more of the conditions to the Business Combination without resoliciting Quetta’s stockholder approval for the Business Combination.

Quetta may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders of Quetta, Quetta has the discretion to complete the Business Combination without seeking further stockholder approval. For example, it is a condition to obligations of Quetta to close the Business Combination that there be no decree, order, judgment, writ, award, injunction, rule or consent of or by a governmental authority or other order restricting QUAD’s conduct of its business, however, if the Board determines that any such order or injunction is not material to the business of QUAD, then the Board may elect to waive that condition and close the Business Combination.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that Quetta and QUAD believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Termination of the Merger Agreement could negatively impact Quetta.

If the Business Combination is not consummated for any reason, including as a result of Quetta’s stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Quetta may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Quetta would be subject to a number of risks, including the following:

●	Quetta may experience negative reactions from the financial markets, including negative impacts on the share price of the QETA Common Stock and other securities, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

●	Quetta will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

●	since the Merger Agreement restricts the conduct of Quetta’s business prior to consummation of the Business Combination, Quetta may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger Agreement is terminated and the Board seeks another business combination, Quetta’s stockholders cannot be certain that Quetta will be able to find another target business or that such other business combination will be consummated.

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There will be a substantial number of PubCo Common Stock available for sale in the future that may adversely affect the market price of PubCo Common Stock.

PubCo may issue such number of shares as may be authorized by its directors, in accordance with the terms of the PubCo Amended and Restated Memorandum and Articles of Association, provided it does not exceed its authorized share capital. Upon the Closing, certain shareholders of shareholders of QUAD (“Holders”) will execute Lock-up Agreements with respect to 100% of the shares to be issued to them in the Acquisition Merger. Pursuant to the Lock-Up Agreements, during a period of six (6) months from the closing of the Business Combination (the “Lock-Up Period”), these Holders will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below) (including any securities convertible into, or exchangeable for, or representing the rights to receive, Lock-up Shares), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to any security of the holders. For purposes of the Lock-Up Agreement, the PubCo Ordinary Shares beneficially owned by the holders, together with any PubCo Ordinary Shares acquired during the Lock-up Period, if any, are collectively referred to as the “Lock-up Shares.”

After the expiration of the Lock-Up Period, there will then be an additional [  ] PubCo Ordinary Shares that are eligible for trading in the public market. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares.

Quetta’s stockholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Quetta’s current stockholders have on the management of PubCo.

After the Business Combination, assuming there are no redemptions of our shares, Quetta’s current public stockholders will own approximately 6.94% of the issued share capital of PubCo, Quetta’s sponsor and insiders will own approximately 5.81% of the issued share capital of PubCo, Quetta’s underwriter will own approximately 0.20% of the issued share capital of PubCo, and QUAD shareholders will own approximately 87.05% of the issued share capital of PubCo. Assuming full redemption by holders of 1,700,703 shares of Quetta’s outstanding Common Stock, Quetta’s current public stockholders will own approximately 2.11%  of the issued share capital of PubCo, Quetta’s sponsor and insiders will own approximately 6.11% of the issued share capital of PubCo, Quetta’s underwriter will own approximately 0.21% of the issued share capital of PubCo, and QUAD Shareholders will own approximately 91.57% of the issued share capital of PubCo.

Assuming conversion of all of Quetta’s securities held by the Initial Shareholders, under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Initial Shareholders will own 2,003,349 PubCo Ordinary Shares, representing approximately 5.81%, 5.96%, and 6.11% of the issued PubCo Ordinary Shares, respectively. The PubCo Ordinary Shares issuable to the Initial Shareholders in respect of Quetta securities held by the Initial Shareholders includes (i) 1,725,000 QETA Common Stock; (ii) 253,045 Common Stock included as part of the Private Units, and (iii) 25,304 Common Stock underlying the Private Rights.

See “Will I experience dilution as a result of the Business Combination?” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Activities taken by Quetta’s affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals and may indirectly affect the market price of Quetta’s securities.

The Sponsor or Quetta’s executive officers, directors and advisors, or their respective affiliates, may purchase QETA Common Stock in privately negotiated transactions either prior to or following the consummation of the Business Combination. There is no limit on the number of shares our initial stockholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules.

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However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We have adopted an insider trading policy which requires insiders to: (i) refrain from purchasing our securities during certain blackout periods when they are in possession of any material non-public information and (ii) clear all trades of company securities with a compliance officer prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the trust account will be used to purchase shares in such transactions prior to completion of our initial business combination.

If such transaction are effected prior to the closing of the Business Combination, Quetta will disclose in a Form 8-K, prior to the Special Meeting to approve the Business Combination: (i) the amount of Quetta’s securities purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price; (ii) the purpose of the purchases by the Sponsor or its affiliates; the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the Business Combination will be approved; (iii) the identities of Quetta’s security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of Quetta’s security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and (iv) the number of Quetta’s securities for which Quetta has received redemption requests pursuant to its redemption offer.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained, notwithstanding the fact that the Sponsor or Quetta’s executive officers, directors and advisors, or their respective affiliates, do not vote any Public Shares that they may purchase. Purchases of QETA Common Stock by the persons described above could still allow them to exert more indirect influence over the approval of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the Public Shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Quetta’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Quetta’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the Public Shares by Quetta or the persons described above have been entered into. Quetta will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Quetta’s officers, directors and advisors, or their respective affiliates, that would affect the vote on the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other Proposals. None of the Sponsor or Quetta’s executive officers, directors or advisors has advised Quetta of his, her or its intention to purchase any Public Shares.

Subsequent to the consummation of the Business Combination, Quetta may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although Quetta has conducted due diligence on QUAD, Quetta cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Quetta’s or QUAD’s control will not later arise. As a result, we may be forced to later write- down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Quetta’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Quetta’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about PubCo’s securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all.

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Holders of rights will not have redemption rights.

If we are unable to complete an initial business combination within the required time period and we redeem the funds held in the trust account, the rights will expire and holders will not receive any of the amounts held in the trust account in exchange for such rights.

We have no obligation to net cash settle the rights.

In no event will we have any obligation to net cash settle the rights. Accordingly, the rights may expire worthless.

Risks Relating to the Financial Projections

None of Quetta, QUAD, or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Quetta stockholders, or any other person, regarding the ultimate performance of QUAD compared to the information set forth in the financial projections provided in this proxy statement/prospectus.

You should be aware that uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of Quetta, QUAD, or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Quetta stockholders, or any other person, regarding the ultimate performance of QUAD compared to the information set forth under “The Acquisition Merger Proposal — Summary of Financial Analysis — Certain QUAD Projected Financial Information” or that any such results will be achieved.

The inclusion of QUAD’s financial projections, including the QUAD Management Projections (as defined below), relating to its business in this proxy statement/prospectus should not be regarded as an indication that Quetta, QUAD, or their respective advisors or other representatives considered or consider the projections to be necessarily predictive of actual future performance or events, and the projections set forth under “The Acquisition Merger Proposal — Summary of Financial Analysis — Certain QUAD Projected Financial Information” should not be relied upon as such. The projections were prepared by management of QUAD based, in part, on certain information furnished by QUAD and speak as of the date that such projections were made. Neither the independent registered public accounting firm of Quetta or QUAD nor any other independent accounts has audited, reviewed, compiled, examined, or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Quetta or QUAD, nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus.

QUAD management made numerous material estimates in developing the projections provided to Quetta and its financial advisor.

The projections prepared by QUAD management were based on estimates for the fiscal year ending December 31, 2025 through December 31, 2029. The selected summary of the projections that were made available to Quetta and its financial advisor can be found in the section titled “The Acquisition Merger Proposal — Summary of Financial Analysis — Certain QUAD Projected Financial Information” beginning on page 128.

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QUAD’s projections are inherently subjective in nature and susceptible to interpretation and, accordingly, such projections may not be achieved. The projections regarding QUAD’s future performance reflect and consider numerous material assumptions made by QUAD management. Generally, QUAD’s projected revenue is based on a variety of operational assumptions. See “The Business Combination Proposal — Summary of Financial Analysis s.” Further, projected earnings are driven by the projected revenue and corresponding costs related to the delivery of its products. The projections also reflect numerous assumptions made by QUAD management, including material assumptions regarding, among other things:

●	the general addressable market for QUAD’s products and services;

●	success and timing of QUAD’s business strategies;

●	competition, including from established and future competitors;

●	whether QUAD can obtain sufficient capital to sustain and grow its business;

●	QUAD’s ability to manage its growth;

●	QUAD’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel;

●	the overall strength and stability of domestic and international economies;

●	other key assumptions affecting profitability projections, such as maintaining pricing, maintaining or reducing cost of goods sold, and sustaining or increasing gross margin; and

●	estimated timing of Closing the Business Combination and receiving the estimated net proceeds of the Business Combination.

Accordingly, there can be no assurance that the assumptions made in preparing the projections will be realized. There may be differences between actual and projected results, and the differences may be material, some of which differences have been identified and discussed in greater detail in the section entitled “The Acquisition Merger Proposal — Summary of Financial Analysis.” The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. QUAD’s business is subject to numerous risks. All of these assumptions involve variables making them difficult to predict, and some are beyond the control of QUAD and Quetta. Although QUAD management believes that there was a reasonable basis for the projections and underlying assumptions, any assumptions remain uncertain, and such uncertainty increases with the length of the projected period. The projections are forward-looking statements and are subject to risks and uncertainties. See the section titled “Forward-Looking Statements”. For a discussion of these projections, please see the section titled “The Acquisition Merger Proposal — Summary of Financial Analysis — Certain QUAD Projected Financial Information”.

A decline in financial forecast or the failure of actual financial results of QUAD to meet the forecasted results as disclosed elsewhere in this proxy statement/prospectus may adversely affect the future financial condition, results of operations and prospects of PubCo.

Although the financial forecasts of QUAD are included in this proxy statement/prospectus, such forecasts are based on assumptions made by the management of QUAD in preparing their financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of QUAD. The financial forecasts may decline or the actual financial results of QUAD may fail to meet the forecasted results, which may have an adverse impact on the stock price and prospects of PubCo.

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Risks Related to PubCo’s Securities

PubCo’s dual-class ordinary share structure with different voting rights may adversely affect the value and liquidity of the ordinary shares.

We cannot predict whether PubCo’s dual-class share structure with different voting rights will result in a lower or more volatile market price of the ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. In 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices. In October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of PubCo’s dual-class structure, QUAD will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and PubCo’s dual-class structure may cause shareholder advisory firms to publish negative commentary about PubCo’s corporate governance, in which case the market price and liquidity of the ordinary shares could be adversely affected.

PubCo’s dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of PubCo Class A Ordinary Shares may view as beneficial.

PubCo will adopt a dual-class ordinary share structure such that PubCo Ordinary Shares will consist of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares conditional upon and effective immediately prior to the completion of the Business Combination. In respect of matters requiring the votes of shareholders, each PubCo Class A Ordinary Share entitle the holder thereof to one (1) vote and each PubCo Class B Ordinary Share entitle the holder thereof to ten (10) votes. Each PubCo Class B Ordinary Share is convertible into one PubCo Class A Ordinary Share at any time by the holder thereof. PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances. Only PubCo Class A Ordinary Shares are tradable on the market immediately after the Business Combination. PubCo’s authorized share capital will also have a blank cheque preferred shares class authorised for issuance. As a result, holders of PubCo Class B Ordinary Shares will have significant influence over corporate decisions, including the election of directors and approval of significant corporate transactions, even if they hold less than a majority of the total number of outstanding PubCo Ordinary Shares. Future issuances of PubCo Class B Ordinary Shares may further concentrate voting power in the hands of existing shareholders of PubCo Class B Ordinary Share and be dilutive to the relative voting power of holders of PubCo Class A Ordinary Shares. In addition, PubCo’s capital structure may have anti-takeover effects, potentially discouraging, delaying, or preventing a change in control that holders of PubCo Class A Ordinary Shares might otherwise consider to be in their best interests. For example, even if a change-of-control transaction is supported by a majority of shareholders of PubCo Class A Ordinary Share, it may not proceed without the consent of shareholders of PubCo Class B Ordinary Share.

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. All of QUAD’s assets are located outside of the United States. In addition, after the Business Combination, all of PubCo’s senior executive officers will reside outside of the United States for a significant portion of the time and all are nationals of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of QUAD’s directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Comparison of Shareholder’s Rights — Enforceability of Civil Liabilities.”

Currently, there is no public market for the PubCo Ordinary Shares. Quetta’s stockholders cannot be sure that an active trading market will develop for or of the market price of the PubCo Class A Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each share of QETA Common Stock will be converted into the right to receive one PubCo Ordinary Shares. See “Summary of the Proxy Statement/Prospectus — the Business Combination and the Merger Agreement.” PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Quetta, QUAD and PubCo have agreed to use their best efforts to cause the PubCo Class A Ordinary Shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the PubCo Class A Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the PubCo Class A Ordinary Shares following the closing of the Business Combination and the PubCo Ordinary Shares may trade at a price less than the current market price of the QETA Common Stock.

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Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for PubCo Class A Ordinary Shares does not develop, investors may not be able to re-sell their PubCo Class A Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the PubCo Class A Ordinary Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the PubCo Class A Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the PubCo Class A Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the PubCo Class A Ordinary Shares. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo Ordinary Shares may be volatile, both because of actual and perceived changes in Quetta’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of Quetta or other companies in the retail business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other education technology companies;

●	announcements by PubCo or its competitors of expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of PubCo Ordinary Shares in the public market;

●	the release of lock-up, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and regional economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo Ordinary Shares.

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The sale or availability for sale of substantial amounts of PubCo Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the PubCo Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the PubCo Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, QUAD and its directors, executive officers and existing shareholders will exchange the ordinary shares of QUAD held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for six months after the date of the consummation of the Business Combination without the prior written consent of PubCo. Thereafter, PubCo Ordinary Shares to be held by QUAD’s existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 34,463,052 outstanding and issued PubCo Ordinary Shares immediately after the Business Combination, assuming no further redemption of QETA Common Stock, except for 5,199,297 shares of QETA Common Stock that were redeemed by the public stockholders of Quetta on or about January 10, 2025. We cannot predict what effect, if any, market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the PubCo Ordinary Shares.

PubCo will issue PubCo Ordinary Shares as consideration for the Business Combination, and PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities without approval of the holders of PubCo Ordinary Shares which would dilute existing ownership interests and may depress the market price of PubCo Ordinary Shares.

PubCo may issue additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the PubCo Ordinary Shares in certain circumstances. PubCo’s issuance of additional PubCo Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) PubCo’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding PubCo Ordinary Share may be diminished; and (4) the market price of PubCo Ordinary Shares may decline.

Volatility in PubCo’s share price could subject PubCo to securities class action litigation.

The market price of PubCo Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. After the completion of the Business Combination, PubCo may be the target of securities class action litigation and investigations. Securities litigation against PubCo, regardless of the result thereof, could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect PubCo’s business, financial condition and results of operations.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, PubCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, PubCo will incur relevant legal, accounting and other expenses, and these expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. See “Summary of the Proxy Statement/Prospectus – Implications of Being an Emerging Growth Company.” The Exchange Act requires, among other things, that PubCo file annual and current reports with respect to PubCo’s business and results of operations. The Sarbanes-Oxley Act requires, among other things, that PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase PubCo’s legal and financial compliance costs and render PubCo’s certain business activities more time-consuming and costly.

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Members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing PubCo’s growth strategy, which could prevent the improvement of PubCo’s business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for PubCo to obtain director and officer liability insurance, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of PubCo Board, particularly to serve on PubCo’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, QUAD’s business and financial condition will become more visible, which it believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, QUAD’s business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in QUAD’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on QUAD’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of PubCo’s securities.

The trading market for PubCo’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo Ordinary Shares that largely exceeds supply may lead to price volatility in PubCo Ordinary Shares. Investors may purchase PubCo Ordinary Shares to hedge existing exposure or to speculate on the price of the PubCo Ordinary Shares. Speculation on the price of PubCo Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the PubCo Ordinary Shares that are not directly correlated to the operating performance of PubCo.

It is not expected that PubCo will pay dividends in the foreseeable future after the proposed Business Combination.

It is expected that PubCo will retain most, if not all, of its available funds and any future earnings to fund the development and growth of PubCo’s business. As a result, it is not expected that PubCo will pay any cash dividends in the foreseeable future.

PubCo Board will have complete discretion as to whether to distribute dividends (in accordance with applicable laws). Even if the PubCo Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from PubCo’s subsidiaries, PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the PubCo Board. There is no guarantee that PubCo’s shares will appreciate in value or that the trading price of the shares will not decline.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

The PubCo Amended and Restated Memorandum and Articles of Association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Ordinary Shares.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective at the effective time of the Redomestication Merger. The PubCo Amended and Restated Memorandum and Articles of Association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo Board will have the authority to issue any additional shares, provided such issuance will not exceed the authorized share capital of PubCo, without any approval required from the shareholders.

Risks Relating to PubCo

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of the Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management Quetta may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, minimum number of shareholders and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

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If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to our securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with Nasdaq corporate governance listing standards.

PubCo is an exempted company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer such as PubCo to follow the corporate governance practices of PubCo’s home country. Certain corporate governance practices in the Cayman Islands, which is PubCo’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, PubCo is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

PubCo may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq Global Market or Capital Market. If PubCo chooses to follow the home country practice, PubCo’s shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands laws.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

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There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands may in certain circumstances recognize and enforce a foreign money judgment, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement. It may be difficult or impossible for you to bring an action against PubCo or against PubCo’s directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of register of members of these companies. PubCo’s directors have discretion under the PubCo Amended and Restated Memorandum and Articles of Association may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of PubCo except as conferred by law or authorised by the directors or by an ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside of the United States against PubCo or its management named in this proxy statement/ prospectus based on foreign laws.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. In addition, all of PubCo’s senior executive officers reside outside of the United States for a significant portion of the time and most are nationals of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to effect service of process upon PubCo or those persons outside of the United States or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against PubCo and its officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo, its assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.”

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against PubCo or its management named in the prospectus based on foreign laws.

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands, PubCo conducts substantially all of its operations in China, and substantially all of PubCo’s assets are located in China. In addition, all PubCo’s senior executive officers, namely, Mr. Junan Ke, acting as a Chairman, Director and Chief Executive Officer of the PubCo, Mr. Jiang Zuo, Chief Financial Officer of the PubCo, Ms. Ni Ke, Director of the PubCo, Ms. Qi Gong, Director of the PubCo, Mr. Gaofeng Chen, Director of the PubCo, and Ms. Xiaoqi He, Director of the PubCo, all reside within China for a significant portion of the time and all are PRC nationals. As a result, it may be difficult for PubCo’s shareholders to effect service of process upon PubCo or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

Among PubCo’s directors and officers, Mr. Junan Ke, acting as a Chairman, Director and Chief Executive Officer of the PubCo, Mr. Jiang Zuo, Chief Financial Officer of the PubCo, Ms. Ni Ke, Director of the PubCo, Ms. Qi Gong, Director of the PubCo, Mr. Gaofeng Chen, Director of the PubCo, and Ms. Xiaoqi He, Director of the PubCo, are residents of China and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

PubCo will be an “emerging growth company,” as defined under the federal securities laws, and PubCo cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make PubCo’s securities less attractive to investors.

PubCo will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that PubCo will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of PubCo’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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As a result, PubCo’s shareholders may not have access to certain information they deem important. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

Failure to implement enhanced internal controls over financial reporting could have a material adverse effect on our business, operating results and share price.

Prior to the consummation of the Business Combination, QUAD is neither a publicly listed company, nor an affiliate of a publicly listed company, and has not dedicated accounting personnel and other resources to address internal control and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports.

In connection with the external audit of QUAD’s financial statements as of and for the years ended December 31, 2023 and 2024, in preparation for the Business Combination, QUAD noted certain deficiencies in financial reporting and internal control which will be deemed to be a material weakness under applicable Public Company Accounting Oversight Board (“PCAOB”) standards. The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our material weakness identified relates a lack of a fully developed accounting department infrastructure commensurate with those of a publicly listed company able to evaluate, account for and disclose complex transactions. In preparing our combined financial statements as of and for the fiscal years ended December 31, 2024 and 2023, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) certain audit adjustments proposed by the auditor and recorded by the Company into the financial statements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Neither QUAD nor its auditors were required to perform an evaluation of internal control over financial reporting as of December 31, 2023 and 2024 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company. Further, neither PubCo’s nor QUAD’s independent registered public accounting firm will be required to report on the effectiveness of their respective internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until PubCo’s first annual report on Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the Closing.

In addition, PubCo and QUAD cannot predict the outcome of this determination and whether PubCo and/or QUAD will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years PubCo and/or QUAD is unable to assert that PubCo’s and/or QUAD’s internal control over financial reporting is effective, or if PubCo’s and/or QUAD’s auditors express an opinion that PubCo’s and/or QUAD’s internal control over financial reporting is ineffective, QUAD and PubCo may fail to meet the future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of PubCo’s securities.

PubCo and QUAD will invest to significantly enhance the entity level and financial reporting control environment as well as the accounting department infrastructure. The measures PubCo and QUAD will implement to address the material weakness include strengthening the resources within the accounting function, continuing to implement new systems and automating processes, conducting training for PubCo and QUAD personnel with respect to U.S. GAAP and SEC financial reporting requirements and documenting and evaluating the controls over financial reporting. PubCo and QUAD plan to have remediated this material weakness by December 31, 2025. In this regard, PubCo and QUAD will need to dedicate internal resources, recruit personnel with public reporting experience, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of their internal control over financial reporting. This may include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

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The Redomestication Merger may be a taxable event for U.S. Holders of QETA Common Stock and QETA Rights.

Subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders,” the Redomestication Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder should not recognize gain or loss on the exchange of QETA Common Stock or the QETA Rights for PubCo Ordinary Shares, as applicable, pursuant to the Redomestication Merger.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code could require U.S. Holders to recognize gain (but not loss) with respect to the Redomestication Merger. However, Section 367(a) of the Code should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of QETA securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. If the Redomestication Merger does not qualify as a “reorganization” within the meaning of Section 368 of the Code for a reason other than the application of Section 367(a) of the Code, then a U.S. Holder that exchanges its QETA Common Stock or QETA Rights for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the QETA Common Stock and QETA Rights exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Redomestication Merger, see the section titled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders” in this proxy statement/prospectus. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Redomestication Merger.

Further, because the Redomestication Merger will occur immediately prior to the redemption of QETA Common Stock, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Redomestication Merger. All U.S. Holders considering exercising redemption rights with respect to their QETA Common Stock are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Redomestication Merger and exercise of redemption rights.

The Acquisition Merger may be a taxable event for U.S. Holders of QUAD Ordinary Shares.

Subject to the limitations and qualifications, including the PFIC rules and the rules under Section 367 of the Code, described in “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of QUAD Ordinary Shares,” the Acquisition Merger is intended to qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code and QUAD intends to report the Acquisition Merger as such a “reorganization,” if, as and to the extent required under the Code or Treasury Regulations promulgated thereunder. However, U.S. Holders of QUAD Ordinary Shares should be aware that, pursuant to the Merger Agreement, the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Acquisition Merger qualifies as a “reorganization,” and that none of Quetta, QUAD or PubCo has requested nor intends to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Acquisition Merger. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Moreover, even if the Acquisition Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the Acquisition Merger may still be a taxable event to U.S. Holders of QUAD Ordinary Shares under the PFIC provisions of the Code to the extent that Section 1291(f) of the Code applies. Subject to certain exceptions discussed under the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of QUAD Ordinary Shares,” proposed Treasury Regulations promulgated under Section 1291(f) of the Code may require taxable gain recognition by a U.S. Holder with respect to its exchange of QUAD Ordinary Shares for PubCo securities in the Acquisition Merger, if such regulations are finalized in their present form. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

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Section 367(a) of the Code, and the applicable Treasury regulations promulgated thereunder, would only apply to U.S. Holders who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Business Combination (a “Five Percent Holder”) who do not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8 (“GRA”), and would cause the Acquisition Merger to result in gain recognition (but not loss) by such Five Percent Holders. Section 367 of the Code, and the Treasury Regulations promulgated thereunder may apply to Five Percent Holders of QUAD Ordinary Shares who do not enter into a GRA under applicable Treasury Regulations, and would cause the Acquisition Merger to result in gain recognition (but not loss) by such Five Percent Holders. Moreover, even if a Five Percent Holder enters into a GRA, the rules under Section 367 of the Code could still require a Five Percent Holder to recognize gain to the extent of the applicable Five Percent Holder’s share of QUAD’s earnings and profits, as determined for purposes of Section 1248 of the Code, which gain (if any) would be taxed as dividend income. The requirements under Section 367 of the Code are not discussed herein. If you believe that you will be a Five Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Acquisition Merger to you taking into account the rules of Section 367 of the Code (including the possibility of entering into a GRA under applicable Treasury Regulations).

Alternatively, if the Acquisition Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then a U.S. Holder that exchanges its QUAD Ordinary Shares for PubCo securities in the Acquisition Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the QUAD Ordinary Shares exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Acquisition Merger, see the section titled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of QUAD Ordinary Shares” in this proxy statement/prospectus. In addition, in this case, U.S. Holders of QUAD Ordinary Shares may be subject to adverse U.S. federal income tax consequences under the PFIC regime. Please see “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status” for a more detailed discussion of the PFIC regime.

Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of U.S. federal, state, local and foreign income and other tax laws) of the Acquisition Merger.

The IRS may not agree with the position that PubCo should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination.

Although PubCo will be incorporated under the laws of the Cayman Islands, the IRS may assert that PubCo should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because PubCo will be incorporated under the laws of the Cayman Islands, under general U.S. tax rules, PubCo would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. Section 7874 applies to expatriation transactions where the result leads to the former shareholders of the domestic entity owning 80% or more of the voting power or value of the new foreign corporation’s stock following the transaction by reason of their prior ownership of the U.S. corporation. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, PubCo would be subject to U.S. federal income tax on its taxable income like any other U.S. corporation and certain distributions made by PubCo to non-U.S. holders of PubCo securities would be subject to U.S. withholding tax at a rate of 30% or such lower rate as provided by an applicable treaty. Taxation as a U.S. corporation could also have a material adverse effect on PubCo’s financial position and results from operations, including as a result of potential application of a 1% excise tax on stock buybacks.

As more fully described under “Certain U.S. Federal Income Tax Consequences of the Business Combination to PubCo — Tax Residence of PubCo for U.S. Federal Income Tax Purposes,” PubCo intends to take the position that Section 7874 of the Code is currently expected to apply in a manner such that PubCo should not be treated as a U.S. corporation for U.S. federal income tax purposes, based on its position that after completion of the Business Combination, former stockholders of Quetta will own, by reason of owning (or being treated as owning) stock of Quetta, less than 80% of the voting power and value of the PubCo securities. However, holders are cautioned that the application of Section 7874 of the Code to PubCo will be determined as of the closing of the Business Combination, by which time there could be changes to the relevant facts and circumstances that could affect this determination. In addition, there could be a future change in law under Section 7874 of the Code, the Treasury Regulations promulgated thereunder or otherwise that could have an effect on the application of Section 7874 of the Code to PubCo. No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Business Combination or any other matter described in this prospectus/proxy statement. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described above or that, if challenged, such treatment will be sustained by a court.

PubCo may be or become a passive foreign investment company (“PFIC”) during a U.S. Holder’s holding period, which could result in adverse U.S. federal income tax consequences to the U.S. Holder.

If PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Ordinary Shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries will not be PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for future taxable years. If it is determined that either Quetta, QUAD or PubCo was a PFIC for any tax year of Quetta, QUAD or PubCo beginning on or before the date of the Acquisition Merger, and each subsequent tax year of PubCo, PubCo shall use commercially reasonable efforts to make available to those U.S. Holders that held QETA securities and QUAD Ordinary Shares prior to the Business Combination such information that is reasonably available to PubCo and is reasonably necessary for such U.S. Holders to comply with such reporting requirements; provided, that, PubCo provides no assurance of, and makes no representation as to, the accuracy of any such determination or that it will timely provide such required information. PubCo does not otherwise intend to provide information that may be required for U.S. Holders (other than U.S. Holders that held QETA securities or QUAD Ordinary Shares prior to the Business Combination as described in the preceding sentence) to comply with PFIC reporting requirements. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to U.S. Holders of Ownership and Disposition of PubCo Securities to U.S. Holders — PFIC Considerations” and “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Status” for a more detailed discussion of the PFIC regime.

U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of the PubCo Ordinary Shares.

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PubCo does not intend to make any determinations on whether PubCo or its subsidiaries are CFCs for U.S. federal income tax purposes.

PubCo does not intend to make any determinations on whether PubCo or any of its subsidiaries are treated as “controlled foreign corporations” within the meaning of Section 957(a) of the Code (“CFCs”), or whether any U.S. Holder of PubCo securities is treated as a “United States shareholder” within the meaning of Section 951(b) of the Code with respect to PubCo or any of its subsidiaries. PubCo does not expect to furnish to any U.S. Holder of PubCo securities information that may be necessary to comply with applicable reporting and tax paying obligations with respect to CFCs. The IRS has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. The CFC rules are not discussed herein. U.S. Holders of PubCo securities should consult their own tax advisors regarding the potential application of these rules to their particular circumstances.

PubCo will be required to meet the initial listing requirements to be listed on Nasdaq. However, PubCo may be unable to maintain the listing of its securities in the future.

If PubCo fails to meet the continued listing requirements and Nasdaq delists the PubCo Ordinary Shares, PubCo could face significant material adverse consequences, including:

●	a limited availability of market quotations for PubCo Ordinary Shares;

●	a limited amount of news and analyst coverage for PubCo; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

PubCo will be a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect PubCo’s public shareholders. Moreover, there may be conflicts of interest with PubCo’s controlling shareholders and concentration of ownership may not be in the best interests of our shareholders.

The Controlling Shareholders together will hold [  ] of then total issued and outstanding PubCo Ordinary Shares, giving them a majority of the aggregate voting power of the issued and outstanding share capital of PubCo upon the completion of the Business Combination. Therefore, PubCo will qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee of PubCo consist entirely of independent directors. It is currently anticipated that, upon consummation of the Business Combination, only three out of six directors of the PubCo Board will be independent.

Moreover, as a result of the concentration of ownership, the Controlling Shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of PubCo and may reduce the price of PubCo’s securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that other holders of PubCo Ordinary Shares may view as beneficial.

Also, entities controlled by PubCo’s Chief Executive Officer and Chairman are among the Controlling Shareholders. These individuals have significant influence over PubCo Board. Potential conflicts of interest between the individuals’ roles as company senior management and their interests as PubCo shareholders may arise, which could impact the decisions made by these individuals. For example, they may decline opportunities to raise additional capital for PubCo as they may be unwilling to dilute their ownership stake in PubCo. Also, as they have significant influence over PubCo’s strategic direction, they may prioritize short-term gains over long-term value creation for PubCo. This could limit PubCo’s growth potential and its ability to take advantage of new business opportunities.

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As the PubCo Amended and Restated Memorandum and Articles of Association does not provide any special rights and powers to controlling shareholder, any Controlling Shareholders, same as the other shareholders of the same class of shares, may exercise their respective voting rights by way of voting on PubCo’s shareholders’ resolution. The Controlling Shareholders’ power to influence PubCo, as compared to other shareholders, manifests in its ability to pass an ordinary resolution (which requires a simple majority of shares that have voted at the general meeting) and/or a special resolution (which requires two-thirds of shares that have voted at the general meeting) with its shareholding in PubCo. Theoretically, for as long as the Controlling Shareholders hold sufficient voting shares to satisfy the voting threshold required to pass an ordinary resolution and/or special resolution at a quorate general meeting, such Controlling Shareholders will have the ability to control the outcome of the resolutions to be passed in the general meeting by exercising their votes accordingly.

PubCo may adopt share incentive plans in the future, which may adversely affect PubCo’s results of operations.

PubCo may adopt share-based incentive plan in the future, and grant share-based awards to its employees, directors and consultants to incentivize their performance and align their interests with that of PubCo. If PubCo adopts one or more share-based incentive plans and grants share-based compensation in the future, it will be required to account such awards for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If PubCo adopts any such share incentive plan and grants options or other equity incentives in the future, such grants could have dilutive impact on PubCo’s existing shareholders, and cause PubCo to incur significant compensation charges and its results of operations could be adversely affected.

CAPITALIZATION

The following table sets forth the capitalization on an audited, historical basis of QETA as of December 31, 2024 and information derived from the audited combined statement of financial position of QUAD as of December 31, 2024 after giving effect to the Business Combination assuming that (i) no holders of QETA Common Stock exercise their redemption rights, except for 5,199,297 shares redeemed by a number of shareholders of QETA subsequent to December 31, 2024, and (ii) the maximum number of holders of QETA Common Stock have properly exercised their redemption rights.

	Historical		As Adjusted
	QETA	QUAD	Assuming No Redemption	Assuming Maximum Contractual Redemption
Cash and cash equivalents	$1,554,737	662,017	16,371,216	-
Investments held in Trust Account	$73,115,355	-	-	-
Short-term borrowings	$-	6,918,472	6,918,472	6,918,472
Due to related parties	$33,951	34,250	34,250	34,250
Long-term due to related parties	$-	9,562,561	9,562,561	9,562,561
Common Stock subject to redemption	$73,137,958	-	-	-
Total capitalization	$(2,465,932)	4,785,946	18,341,905	(43,755)

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THE SPECIAL MEETING OF STOCKHOLDERS OF QUETTA

General

We are furnishing this proxy statement/prospectus to the stockholders of Quetta as part of the solicitation of proxies by Board for use at the Special Meeting to be held at [  ] on [  ], 2025 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [  ], 2025 in connection with the vote on the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Director Approval Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [  ], 2025 at [  ]. a.m./p.m. Eastern Time, and virtually using the following dial-in information:

US Toll Free	[ ]
International Toll	[ ]
Participant Passcode	[ ]

We encourage stockholders to attend the Special Meeting virtually. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of QETA Common Stock to approve the following Proposals:

●	The Redomestication Merger Proposal to approve the Redomestication Merger and the Plan of Merger in respect of the Redomestication Merger;

●	The Acquisition Merger Proposal to approve the Acquisition Merger;

●	The Nasdaq Proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC, the issuance of up to an aggregate of 30,000,000 PubCo Ordinary Shares by PubCo in connection with the Business Combination;

●	The Governance Proposal to approve, on a non-binding advisory basis, certain differences in the governance provisions set forth in the PubCo Charter to be adopted by PubCo upon the effective time of the Redomestication Merger, as compared to our Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission as separate sub-proposals; and

●	The Director Approval Proposal; and

●	The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Quetta does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of the Board

The Board:

●	has determined that each of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Director Approval Proposal and the Adjournment Proposal are advisable, fair to, and in the best interests of Quetta and its stockholders;

●	has approved the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Director Approval Proposal and the Adjournment Proposal; and

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●	recommends that the stockholders of Quetta vote “FOR” each of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Director Approval Proposal and the Adjournment Proposal.

Members of the Board have interests that may be different from or in addition to your interests as a stockholder. See “Proposal No. 2: the Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [  ], 2025, as the record date for determining those Quetta’s stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [  ], there were 3,747,748 shares of QETA Common Stock outstanding and entitled to vote. Each holder of QETA Common Stock is entitled to one vote per share on each of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Director Approval Proposal and the Adjournment Proposal.

As of [  ], 2025, the Initial Shareholders collectively own and are entitled to vote 1,978,045 QETA Common Stock, or approximately 52.78% of Quetta’s issued and outstanding Common Stock. With respect to the Business Combination, the Initial Shareholders who own approximately 52.78% of Quetta’s outstanding Common Stock as of the record date, have agreed to vote their QETA Common Stock acquired by them in favor of the Redomestication Proposal and the Acquisition Merger Proposal. The Sponsor has indicated that it intends to vote its shares, as applicable, “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposal.

Quorum and Required Vote for the Proposals

A quorum of Quetta’s stockholders is necessary to hold a valid meeting. The holders of a majority of the shares of QETA Common Stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at the Special Meeting. A Quetta’s stockholder present in person or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding shares of QETA Common Stock present and entitled to vote at the Special Meeting.

Moreover, according to the Current Charter, a public stockholder of Quetta, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without Quetta’s prior consent. Attending the Special Meeting either in person or by proxy and abstaining from voting will have no effect on the voting on the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of QETA Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of QETA Common Stock that you own.

There are two ways to ensure that your QETA Common Stock are voted at the Special Meeting:

●	You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Board, “FOR” the adoption of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Governance Proposal, the Director Approval Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

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●	You can attend the Special Meeting and vote in person (including by virtual presence). If you attend in person, we will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REDOMESTICATION MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify our proxy solicitor, Advantage Proxy, Inc., in writing before the Special Meeting that you have revoked your proxy; or

●	you may attend the Special Meeting, revoke your proxy, and vote in person (including by virtual presence), as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your QETA Common Stock, you may call Advantage Proxy, Inc., our proxy solicitor; individuals can call toll-free at 1-877-870-8565 and banks and brokers can call at 1-206-870-8565.

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to the Current Charter, a holder of QETA Common Stock has the right to have its Public Shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination, except that a public stockholder of Quetta, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without Quetta’s prior consent.

If you are a holder of Public Shares and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [  ], 2025 (two business days before the Special Meeting), that Quetta redeem your shares into cash; and (ii) submit your request in writing to Quetta’s transfer agent, at the address listed at the end of this section and deliver your shares to Quetta’s transfer agent physically or electronically using the DWAC system at least two business days prior to the vote at the Special Meeting. In order to validly request redemption, you must either make a request for redemption on the proxy card or separately send a request in writing to Quetta’s transfer agent. The proxy card or separate request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

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You may tender the QETA Common Stock for which you are electing redemption on or before two business days before the Special Meeting by either:

●	Delivering certificates representing Quetta’s Common Stock to Quetta’s transfer agent, or

●	Delivering the QETA Common Stock electronically through the DWAC system.

Quetta’s stockholders will be entitled to redeem their QETA Common Stock for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately $[  ] per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Quetta’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of QETA Common Stock as of the record date. Any public stockholder who holds QETA Common Stock on or before [ ], 2025 (two business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your stock certificates to Quetta’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case, two business days before the Special Meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Quetta’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Quetta’s understanding that Quetta’s stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Quetta does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Quetta’s stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Quetta anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Quetta’s public stockholders, Quetta will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $[  ] per share. If you exercise your redemption rights for all of your Public Shares, you will be exchanging your QETA Common Stock for cash and will no longer own the shares of the post-Business Combination company other than the Rights (which will be converted into shares upon consummation of the Business Combination). If Quetta is unable to complete an initial business combination by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), it will liquidate and dissolve and public stockholders would be entitled to receive approximately $[  ] per share upon such liquidation.

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Holders of outstanding QETA Units must separate the underlying QETA Common Stock and QETA Rights prior to exercising redemption rights with respect to the QETA Common Stock. If QETA Units are registered in a holder’s own name, the holder must deliver the certificate for its QETA Units to the transfer agent with written instructions to separate the QETA Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the QETA Common Stock from the QETA Units.

If a broker, dealer, commercial bank, trust company or other nominee holds QETA Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s QETA Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of QETA Units to be separated and the nominee holding such QETA Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant QETA Units and a deposit of an equal number of QETA Common Stock and QETA Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the QETA Common Stock from the QETA Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their QETA Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Common Stock Certificates in connection with Redemption Rights

Quetta is requiring Quetta’s public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Quetta’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Quetta requires holders seeking to exercise redemption rights to tender their Common Stock. The need to deliver shares of Common Stock is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Quetta will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. Quetta and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. Advantage Proxy Inc., a proxy solicitation firm that Quetta has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Quetta will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Quetta will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Special Meeting.

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PROPOSAL NO. 1:

THE REDOMESTICATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

The Parties to the Business Combination

Quetta Acquisition Corporation

Quetta Acquisition Corporation is a blank check company incorporated as a Delaware corporation on May 1, 2023. Quetta was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

As of December 31, 2024, Quetta had not commenced any operations other than related to its formation and the IPO and, subsequent to the IPO, identifying a target company for a business combination. Quetta will not generate any operating revenues until after the completion of a business combination, at the earliest. Quetta will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

Quetta’s Sponsor is Yocto Investments LLC, a Delaware limited liability company.

On October 11, 2023, Quetta consummated the IPO of 6,900,000 units (including 900,000 additional Public Units to cover over-allotments) at an offering price of $10.00 per unit (the “Public Units”), generating gross proceeds of $69,000,000. Simultaneously with the IPO, Quetta sold to the Sponsor 253,045 Private Units at $10.00 per unit in a private placement generating total gross proceeds of $2,530,450.

Upon the closing of the IPO and the private placement on October 11, 2023, Quetta deposited a total of $69,690,000 in the Trust Account, which funds may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of an initial business combination and the liquidation due to Quetta’s failure to complete a business combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of Quetta’s creditors, if any, which could have priority over the claims of its public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to Quetta to pay its income or other tax obligations. With these exceptions, expenses incurred by Quetta may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Quetta’s principal executive offices are located at 1185 Avenue of the Americas, Suite 304, New York, NY 10036 and its telephone number is (212) 612-1400.

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KM QUAD

KM QUAD is an exempted company incorporated under the laws of the Cayman Islands with limited liability on July 25, 2024. KM QUAD is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. As a holding company with no operations, our ability to distribute dividends largely depends on the distribution from our PRC Operating Entity. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

See “Risk Factors —Risks Related to Doing Business in China — Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.” for more information on the effect of recent regulation in the United States relating to holding companies and doing business in China.

PubCo

PubCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability on February 5, 2025, for the purpose of effecting the Business Combination and to serve as the publicly traded parent company of QUAD following the Business Combination.

Merger Sub

Merger Sub is an exempted company under the laws of the Cayman Islands with limited liability on January 28, 2025, as a wholly owned subsidiary of PubCo for the purpose of effecting the Business Combination and to serve as the vehicle for, and be subsumed by, QUAD pursuant to the Acquisition Merger.

Purpose of the Redomestication Merger Proposal

The purpose of the Redomestication Merger is to establish a Cayman Islands exempted company as the parent entity of QUAD that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Redomestication Merger, Quetta stockholders will no longer be stockholders of Quetta and (other than Quetta stockholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

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Summary of the Redomestication Merger

The Merger Agreement was entered into by and among Quetta, PubCo, Merger Sub, QUAD and certain other parties on February 14, 2025. Upon the approval of the Merger Agreement and the Plan of Merger by Quetta stockholders, PubCo and Quetta will execute the Plan of Merger relating to the Redomestication Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents as required by the Companies Act on or prior to the Closing Date. On the Closing Date and immediately prior to the Acquisition Merger, Quetta will reincorporate to Cayman Islands by merging with and into PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Quetta. The separate corporate existence of Quetta will cease and PubCo will continue as the surviving corporation. In connection with the Redomestication Merger, all outstanding QETA Units will separate into their individual components of QETA Common Stock and QETA Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of Quetta stockholders shall be exchanged as follows:

(i)	Each share of QETA Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each share of such QETA Common Stock, PubCo shall issue to each Quetta stockholder (other than Quetta’s stockholders who exercise their redemption rights or dissenter’s rights in connection with the Business Combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid; and

(ii)	The holders of QETA Rights issued and outstanding immediately prior to the effective time of the Redomestication Merger will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each QETA Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Upon the closing of the Redomestication Merger, PubCo’s authorized ordinary shares will comprise PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares, where each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at all general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. PubCo’s authorized share capital will also have a blank cheque preferred shares class authorized for issuance.

Differences between PubCo Amended and Restated Memorandum and Articles of Association and Quetta’s Certificate of Incorporation

Following is a summary of the material differences between the PubCo Amended and Restated Memorandum and Articles of Association to be in effect following the Business Combination and Quetta’s current amended and restated certificate of incorporation:

●	The name of the new public entity will be “Quad Global Inc.” as opposed to “Quetta Acquisition Corporation”;

●	PubCo has 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 class A ordinary shares of a par value of $0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of $0.0001 each, as opposed to Quetta having 20,000,000 authorized shares of common stock and none of authorized shares of preferred stock;

●	PubCo’s corporate existence is perpetual as opposed to Quetta’s corporate existence terminating if a business combination is not consummated by Quetta within a specified period of time; and

●	PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that Quetta’s amended and restated certificate of incorporation contains.

Authorized but unissued ordinary shares may enable PubCo Board to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s securities. For example, if, in the due exercise of its fiduciary obligations, for example, PubCo Board were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

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A copy of PubCo Amended and Restated Memorandum and Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. A copy of the Plan of Merger in connection with the Redomestication Merger is attached to this proxy statement/prospectus as Annex D. See also the Section entitled “Comparison of Shareholder’s Rights” on page 239 of this proxy statement/prospectus.

Required Vote

Approval of the Redomestication Merger Proposal requires the affirmative vote of a majority of the issued and outstanding QETA Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote and voted thereon. Adoption of the Redomestication Merger Proposal is conditioned upon the adoption of the Acquisition Merger Proposal. It is important for you to note that in the event that any one of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, then Quetta will not consummate the Business Combination.

The Initial Shareholders have agreed to vote all QETA Common Stock owned by them in favor of the Redomestication Merger Proposal.

Recommendation of the Board

After careful consideration, the Board has determined that the Redomestication Merger forming part of the Business Combination with QUAD is in the best interests of Quetta and its stockholders. On the basis of the foregoing, the Board has approved and declared advisable the Business Combination with QUAD and recommends that you vote or give instructions to vote “FOR” adoption of the Redomestication Merger Proposal.

The existence of financial and personal interests of one or more of Quetta’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Quetta and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Quetta’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 2:

THE ACQUISITION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Acquisition Merger

Acquisition Merger with QUAD; Acquisition Merger Consideration

Promptly after the Redomestication Merger, Merger Sub, an exempted company incorporated under the laws of the Cayman Islands with limited liability and a wholly owned subsidiary of PubCo, will be merged with and into QUAD, resulting in QUAD being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger (the “Merger Consideration”) is $300,000,000, payable to the QUAD Shareholders in the form of newly issued PubCo Ordinary Shares valued at $10.00 per share. The calculation of the Merger Consideration would result in the aggregate issuance to the QUAD Shareholders at the Closing, of 30,000,000 PubCo Ordinary Shares (the “Closing Payment Shares”). At the closing of the Acquisition Merger, the issued and outstanding QUAD Ordinary Shares held by the former QUAD shareholders will be cancelled and cease to exist (other than any Company Dissenting Shares as defined in the Merger Agreement), in exchange for the issuance of the Closing Payment Shares. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that QUAD will become a wholly owned subsidiary of PubCo.

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Issuance of Merger Consideration

Effective as of the closing of the Business Combination, the PubCo Board will consist of five members, at least three of whom shall be independent directors under Nasdaq rules. Quetta shall have the right, but not the obligation, to designate, or cause to be designated, one director to serve as a director of PubCo. QUAD shall have the right, but not the obligation, to designate, or cause to be designated, four directors to serve as a director of PubCo. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

According to the PubCo Amended and Restated Memorandum and Articles of Association, the authorized share capital of post-closing company is $50,500 divided into (i) 400,000,000 Purchaser Class A Ordinary Shares of par value $0.0001 each, (ii) 100,000,000 Purchaser Class B Ordinary Shares of par value $0.0001 each, and (iii) 5,000,000 preferred shares of par value $0.0001 each. After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see the sections titled “PubCo’s Directors and Executive Officers After the Business Combination — Foreign Private Issuer Status.”

After the Business Combination, assuming there are no redemptions of our shares; Quetta’s current public stockholders will own approximately 6.94% of the issued share capital of PubCo, Quetta’s sponsors and insiders will own approximately 5.81% of the issued share capital of PubCo, Quetta’s underwriter will own approximately 0.20% of the issued share capital of PubCo, and QUAD shareholders will own approximately 87.05% of the issued share capital of PubCo. Assuming full redemption by holders of 1,700,703 Quetta’s outstanding public shares of Common Stock, Quetta’s current public stockholders will own approximately 2.11% of the issued share capital of PubCo, Quetta’s sponsors and insiders will own approximately 6.11% of the issued share capital of PubCo, Quetta’s underwriter will own approximately 0.21% of the issued share capital of PubCo, and QUAD shareholders will own approximately 91.57% of the issued share capital of PubCo. Assuming conversion of all Quetta securities held by the Initial Public Shareholders, under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemptions, and (iii) a maximum redemption scenario, immediately upon consummation of the Business Combination, Quetta’s Initial Shareholders own 2,003,349 PubCo Ordinary Shares, representing approximately 5.81%, 5.96%, and 6.11% of the issued PubCo Ordinary Shares, respectively. The PubCo Ordinary Shares issuable to the Initial Shareholders in respect of Quetta securities held by the Initial Shareholders includes (i) 1,725,000 shares of QETA Common Stock; (ii) 253,045 shares of QETA Common Stock included as part of the Private Units; and (iii) 25,304 shares of QETA Common Stock underlying the Private Rights.

Representations and Warranties

QUAD and its shareholders make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate organization of QUAD and its affiliates and subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) neither the execution, delivery nor performance of the Merger Agreement need any consent, approval, license or other action of any government authority; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) required consents and approvals; (h) financial information; (i) absence of certain changes or events; (j) title to assets and properties; (k) material contracts; (l) ownership of real property; (m) licenses and permits; (n) compliance with laws; (o) ownership of intellectual property; (p) customers and suppliers; (q) employment and labor matters; (r) taxes matters; (s) environmental matters; (t) that QUAD is not an investment company; (u) no action pending or threatened against QUAD; and (v) other customary representations and warranties.

Quetta, PubCo and Merger Sub (collectively the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no governmental authorization required; (d) Non-Contravention; (e) capital structure; (f) validity of share issuance; (g) trust fund amount as of the effective time; (h) validity of Nasdaq Stock Market listing; (i) SEC filing requirements and financial statements; (j) litigation; (k) compliance with laws; (l) material contracts; (m) not an investment company; and (n) other customary representations and warranties.

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Conduct Prior to Closing; Covenants

The Merger Agreement includes customary pre-closing covenants of the parties with respect to the operation of their respective businesses, including a covenant of QUAD relating to conducting its business in the ordinary course, consistent with past practices and use its commercially reasonable efforts to preserve intact its business, subject to certain exceptions, and covenants of QUAD to refrain from taking certain actions without QETA’s consent. QETA and QUAD have also agreed to use their reasonable best efforts to satisfy conditions to the consummation of the Mergers. The Merger Agreement also contains additional covenants of the parties, including among others, covenants providing for (i) Quetta and QUAD will jointly cause a registration statement to be filed to register the PubCo Ordinary Shares to be issued in the proposed Business Combination (the “Registration Statement”) in compliance with SEC rules and regulations, to have the Registration Statement declared effective under the Securities Act of 1933, as amended, as promptly as possible after filing and will keep the Registration Statement effective for as long as necessary to consummate the Mergers, (ii) Quetta will seek stockholder approval for several proposals at the Parent Stockholder Meeting, including the adoption of the Merger Agreement and Ancillary Agreements and the Redomestication Merger, (iii) QUAD’s audited combined financial statements as of and for the fiscal years ended December 31, 2024 and 2023 will be delivered to the Purchaser Parties by no later than May 31, 2025; and (iv) QUAD’s unaudited management accounts for the first three quarters of the year shall be delivered to QETA no later than forty-five (45) calendar days following the end of each three-month period.

Conditions to Closing

General Conditions to Closing

The Closing is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) QUAD and QETA receiving approval from their respective shareholders to the transactions; (iv) the SEC shall have declared the Registration Statement effective; (v) no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued; (vi) the Additional Agreements shall have been entered into and the same shall be in full force and effect; (vii) the completion of the CSRC filing; and (viii) continued listing of PubCo on Nasdaq and Nasdaq approval for listing the Closing Payment Shares on Nasdaq.

Purchaser Parties’ Conditions to Closing

The obligations of the Purchaser Parties to consummate the Closing, in addition to the conditions described above in the paragraph above entitled “General Conditions to Closing”, are conditioned upon, among others, each of the following, in addition to customary certificates, instruments and documents, the Additional Agreements referenced below and other customary closing deliveries: (i) QUAD and its subsidiaries complying with all of the obligations under the Merger Agreement in all material respects; (ii) subject to applicable materiality qualifiers, the representations and warranties of QUAD and its subsidiaries being true on and as of the closing date of the transactions and QUAD and its subsidiaries complying with all required covenants in the Merger Agreement; (iii) all necessary governmental approvals have been received in form and substance reasonably satisfactory; (iv) there having been no material adverse effect on QUAD; (v) all third party consents to approve the transaction shall have been obtained; and (vi) QETA receiving duly executed legal opinions from QUAD’s PRC counsel and Cayman Islands counsel.

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QUAD’s Conditions to Closing

The obligations of QUAD to consummate the Business Combination, in addition to the conditions described above in the paragraph above entitled “General Conditions to Closing”, are conditioned upon, among others, each of the following, in addition to customary certificates, instruments and documents, the Ancillary Agreements referenced below and other customary closing deliveries: (i) Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects; (ii) subject to applicable materiality qualifiers, the representations and warranties of Purchaser Parties being true on and as of the closing date of the transactions and Purchaser Parties complying with all required covenants in the Merger Agreement; (iii) Purchaser Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act; (iv) there having been no material adverse effect on Purchaser Parties.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Quetta’s stockholders, by:

(i)	mutual written consent of Quetta and QUAD duly authorized by each of their respective boards of directors.

(ii)	In the event a governmental authority shall have issued an order or enacted a law having the effect of permanently restraining, enjoining or otherwise prohibiting either the Redomestication Merger or the Acquisition Merger, which Order or Law is final and non-appealable, a Purchaser Party or QUAD shall have the right, at its sole option, to terminate the Merger Agreement without liability to the other party; provided, however, that this right to terminate the Merger Agreement shall not be available to QUAD or a Purchaser Party if the failure by such party or its affiliates to comply with any provision of the Merger Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority.

(iii)	Quetta, if (i) QUAD has materially breached any representations, warranties, agreements or covenants contained in the Merger Agreement or in any Additional Agreement to be performed on or prior to the closing date or the Agreement, the plan of merger or the transactions contemplated hereby fail to be authorized or approved by the shareholders of QUAD and such breach shall not be cured within fifteen (15) days (or thirty (30) days regarding QUAD’s obligation to deliver Audited Financial Statements and the Interim U.S. GAAP Financial Statements to Quetta no later than May 31, 2025) following receipt by QUAD of a notice describing in reasonable detail the nature of such breach, or (ii) QUAD causes a delay in the business combination process after the signing of the Agreement that exceeds six (6) months other than any delay resulting from regulatory, policy, or governmental approvals or filings. Quetta will be entitled to a break-up fee of $1,500,000 promptly after such termination.

(iv)	QUAD, if (i) Quetta has materially breached any of its covenants, agreements, representations, and warranties contained in the Merger Agreement or in any Additional Agreement to be performed on or prior to the closing date and such breach has not been cured within fifteen (15) days following the receipt by Quetta a notice describing such breach, or (ii) Quetta causes a delay in the business combination process after the signing of the Merger Agreement that exceeds six (6) months other than any delay resulting from regulatory, policy, or governmental approvals or filings. QUAD will be entitled to a break-up fee of $1,500,000 promptly after such termination.

Additional Agreements Executed at the Signing of the Merger Agreement

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, certain shareholders of QUAD entered into a support agreement, pursuant to which each such shareholder agreed to vote in favor of the business combination, subject to the terms of such shareholder support agreement (the “Shareholder Support Agreement”).

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.1 to Quetta’s Current Report on Form 8-K, filed with the SEC on February 14, 2025 and is incorporated herein by reference.

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Additional Agreements to be Signed at Closing

Lock-Up Agreements

Certain shareholders of QUAD (“Holders”) will enter into and deliver to PubCo lock-up agreements (“Lock-Up Agreements”) prior to Closing.

Pursuant to the Lock-Up Agreements, these Holders will not, within six (6) months from the closing of the business combination (the “Lock-Up Period”) and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger (the “Lock-Up Shares”), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements. A form of the Lock-Up Agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

Registration Rights Agreement

At the closing of the Proposed Business Combination, PubCo will enter into a registration rights agreement (the “Registration Rights Agreement”) with certain existing stockholders of Quetta and with the shareholders of QUAD with respect to certain shares, units, private units (and the private shares and private rights) to the extent they own at the Closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement. A form of the Registration Rights Agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

IPO Underwriting Fee as a Percentage of Initial Public Offering Proceeds Net of Redemptions

	No redemptions(2)	50% redemptions(3)	Maximum redemptions(4)
IPO Underwriting Fee (1)	$1,380,000	$1,380,000	$1,380,000
Initial Public Offering proceeds net of redemptions	$13,847,776	$4,827,248	$(4,193,281)
IPO Underwriting Fee as a % of Initial Public Offering proceeds net of redemptions (approx.)	9.97%	28.59%	(32.91)%

(1)	$2,415,000 of the Deferred Underwriting Fee is payable at the closing of the Business Combination.
(2)	This scenario assumes that no Public Shares are redeemed.
(3)	As of the date of this proxy statement/prospectus, there are 1,700,703 Public Shares issued and outstanding. This scenario assumes that 850,352 Public Shares are redeemed, resulting in an aggregate payment of approximately $64.17 million from the Trust Account based on an assumed redemption price of $10.608 per share.
(4)	As of the date of this proxy statement/prospectus, there are 1,700,703 Public Shares issued and outstanding. This scenario assumes that all Public Shares are redeemed, resulting in an aggregate payment of approximately $73.20 million from the Trust Account based on an assumed redemption price of $10.608 per share.

Deferred Underwriting Fee as a Percentage of Initial Public Offering Proceeds Net of Redemptions

	No redemptions(2)	50% redemptions(3)	Maximum redemptions(4)
Deferred Underwriting Fee (1)	$2,415,000	$2,415,000	$2,415,000
Initial Public Offering proceeds net of redemptions	$13,847,776	$4,827,248	$(4,193,281)
Deferred Underwriting Fee as a % of Initial Public Offering proceeds net of redemptions (approx.)	17.44%	50.03%	(57.59)%

(1)	$2,415,000 of the Deferred Underwriting Fee is payable at the closing of the Business Combination.

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(2)	This scenario assumes that no Public Shares are redeemed.
(3)	As of the date of this proxy statement/prospectus, there are 1,700,703 Public Shares issued and outstanding. This scenario assumes that 850,352 Public Shares are redeemed, resulting in an aggregate payment of approximately $64.17 million from the Trust Account based on an assumed redemption price of $10.608 per share.
(4)	As of the date of this proxy statement/prospectus, there are 1,700,703 Public Shares issued and outstanding. This scenario assumes that all Public Shares are redeemed, resulting in an aggregate payment of approximately $73.20 million from the Trust Account based on an assumed redemption price of $10.608 per share.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Redomestication Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Quetta’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

●	The Sponsor and Quetta’s directors and officers have waived their rights to redeem their QETA Common Stock (including shares underlying QETA Units), or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Quetta is unable to consummate a business combination. Accordingly, the QETA Common Stock, as well as the QETA Units purchased by the Sponsor and Quetta’s officers and directors, will be worthless if Quetta does not consummate a business combination;

●	If an initial business combination is not completed by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), Quetta will be required to liquidate. In such event, the 1,725,000 shares of QETA Common Stock held by the Initial Shareholders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, or approximately $0.0145 per share, will be worthless. Such shares had an aggregate market value of approximately $[ ] based on the closing price of QETA Common Stock of $[ ] on Nasdaq as of [ ], 2025;

●	If an initial business combination is not completed by July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein), the 253,045 Private Units purchased by the Sponsor for a total purchase price of $2,530,450, will be worthless. Such Private Units had an aggregate market value of approximately $[ ] based on the closing price of QETA Units of $[ ] on Nasdaq as of [ ], 2025. The Private Rights included in the Private Units, which had an aggregate market value of approximately $[ ] based on the closing price of QETA Rights on Nasdaq as of [ ], 2025, will be worthless;

●	Prior to the IPO, Quetta issued an aggregate of 1,725,000 shares of QETA Common Stock to the Initial Shareholders for an aggregate purchase price of $25,000. As of the date of this prospectus, the Initial Shareholders hold an aggregate of 1,725,000 insider shares, the purchase price of which was approximately $0.0145 per share. As a result, the Initial Shareholders will have rates of return on their respective investments which differ from the rate of return of Quetta stockholders who purchased QETA Common Stock at various other prices, including QETA Common Stock included in QETA Units that were sold at $10.00 per unit in the IPO. Upon the consummation of the Business Combination, among other things, each of the then issued and outstanding shares of QETA Common Stock will convert automatically, on a one-for-one basis, into one PubCo Ordinary Share. In the event the share price of PubCo Ordinary Shares falls below the price paid by an Quetta’s stockholder at the time of purchase of the QETA Common Stock by such stockholder, a situation may arise in which the Sponsor or a director of Quetta maintains a positive rate of return on its/ his/her QETA Common Stock while such stockholder of Quetta experiences a negative rate of return on the shares such Quetta’s stockholder purchased. The securities currently owned by the Initial Shareholders will have a significantly higher value at the time of the Business Combination than at the time of purchase. For purpose of illustration, given that as of the date hereof, the Initial Shareholders collectively hold 1,978,045 QETA Common Stock, including 1,725,000 insider shares and 253,045 shares included in the Private Units, based on an estimated market price of $[ ] per PubCo Ordinary Share (i.e. being QETA Common Stock’s closing price on [ ], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus) immediately after Closing, the aggregate value of PubCo Ordinary Shares owned by the Initial Shareholders would be $[ ] and the Initial Shareholders would have a potential aggregate profit of $[ ], representing a profit of $[ ] per PubCo Ordinary Share, whereas other stockholders of Quetta would only have a profit of $[ ] per PubCo Ordinary Share;

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●	As of [ ], 2025, there were [ ] out-of-pocket unpaid reimbursable expenses for which the Initial Shareholders, including the Sponsor and its affiliates, are awaiting reimbursement.

●	As a result of the interests of the Initial Shareholders in Quetta’s securities, the Initial Shareholders will benefit from the completion of the Business Combination and therefore may be incentivized to complete the Business Combination even if it is with a less favorable target company or on terms less favorable to Quetta’s stockholders, rather than liquidate. They may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Quetta’s initial business combination.

●	The exercise of Quetta’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

●	If the Business Combination with QUAD is completed, QUAD will have the right to designate four members of the PubCo Board, and Quetta will have the right to designate one member of the PubCo Board.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, Quetta will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of QUAD issuing shares for the net assets of Quetta, accompanied by a recapitalization. The net assets of Quetta will be stated at fair value which approximates historical costs as Quetta has only cash and short-term liabilities. No goodwill or other intangible assets relating to the Business Combination will be recorded. Operations prior to the business combination will be those of QUAD. This determination was primarily based on the holders of QUAD expecting to have a majority of the voting power of the post-combination company, QUAD designating four members of the board of directors of the post-combination company, QUAD senior management comprising all of the senior management of the post-combination company, the relative size of QUAD compared to Quetta, and QUAD operations comprising the ongoing operations of the post-combination company. The net assets of Quetta will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of QUAD.

Regulatory Approvals

The Redomestication Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the Plan of Merger (together with such ancillary documents as required under the Companies Act).

Background of the Business Combination

The following is a discussion of Quetta’s formation, the background of Quetta’s previous attempts at a business combination, its negotiations with and evaluation of QUAD, the Merger Agreement and related matters.

On October 11, 2023, Quetta consummated its IPO of 6,900,000 Public Units, including the full exercise of the over-allotment option of 900,000 Public Units granted to the underwriters, at a price of $10.00 per unit. Each Unit consists of one share of common stock and one-tenth (1/10) of one Public Right. Each Public Right will convert into one share of common stock upon the consummation of a business combination. Simultaneously with the IPO, Quetta sold to the Sponsor 253,045 Private Units at $10.00 per unit in a private placement, generating total gross proceeds of $2,530,450. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. Each Private Unit consists of one share of common stock (“Private Share”) and one-tenth (1/10) of one right (“Private Right”). Each Private Right will convert into one share of common stock upon the consummation of a business combination. Additionally, Quetta issued the underwriters 69,000 shares of common stock as the representative shares at the closing of the IPO, as part of their compensation.

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Prior to the consummation of the IPO, neither Quetta, nor anyone on its behalf contacted or was contacted by any prospective target business or had any substantive discussions, formal or otherwise, with respect to a business combination, or similar transaction with Quetta.

Promptly following the IPO, Quetta’s management team commenced an active search for potential business combination targets, leveraging its management team and the Board’ and Sponsor’s network of bankers, private equity firms, venture capital and hedge funds, consulting firms, legal and accounting firms and numerous other business relationships, as well as the prior experience and network of Quetta’s officers and directors

Quetta relied on the following general criteria, which were identified in the prospectus for Quetta’s IPO, in evaluating candidates for an initial business combination:

●	Large underpenetrated markets with favorable industry dynamics. We intend to actively look for suitable investment opportunities within the technology sector with an enterprise value of approximately $250 million to $1 billion. We will prioritize targets that are already benefiting from or capitalizing on trends found within their respective sectors.

●	Strong management team. The strength of the management team will be an important component in our review process. We will seek to partner with a visionary, experienced and professional management team that has demonstrated a track record of driving growth, strategic decision making and long-term value creation.

●	Defensible market position with sustainable competitive advantage. We intend to favor targets that have a strong competitive advantage or are category leaders in their respective verticals. We will target companies that have strong intellectual property, technology, or brand equity within their respective sectors and that can be further monetized on a global basis.

●	Benefit from being a public company. We intend to only acquire businesses that would benefit from being publicly traded in the United States, including access to broader sources of capital and expanded market awareness. This improved access to capital could allow the targets to accelerate growth, pursue new projects, retain and hire employees, and expand into new geographies or businesses.

Quetta engaged EarlyBirdCapital, Inc. (“EarlyBirdCapital”) pursuant to a Finder’s Engagement Agreement dated August 28, 2024, to assist Quetta with introductions to potential target businesses in connection to its initial business combination. Quetta agreed to pay EarlyBirdCapital a fee equal to one percent (1%) of the total consideration, (the total value of all cash, securities or other property paid at the closing or closings) of a transaction between Quetta and a target business.

Since the completion of its initial public offering, Quetta considered multiple potential target businesses with the objective of consummating its initial business combination. Quetta’s initial target exploration focused on certain targets with whom Quetta’s directors and management, or Sponsor, were already familiar through their networks and investment activities, and who could satisfy some or all the key criteria for a business combination target described in the acquisition criteria above. As the initial exploration progressed, the list of potential business combination partners was refined to exclude potential partners who did not meet all or most of the key criteria described in the acquisition criteria above, or who Quetta’s management believed were unlikely to consider a business combination with Quetta. The list of potential business combination partners was also expanded to include potential partners introduced to Quetta by third-party investors, investment bankers and inbound inquiries, and through the ongoing search efforts of Quetta’s management. Throughout its evaluation of a potential business combination, until Quetta and QUAD entered into a letter of intent, Quetta continuously refined its list of potential business combination partners and considered viable partner opportunities.

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In the process that led to identifying QUAD as an attractive business combination opportunity, representatives of Quetta contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with possible target businesses regarding a potential transaction. In all, prior to the execution of the Merger Agreement, representatives of Quetta evaluated eight potential initial business combinations. Quetta executed more than eight non-disclosure agreements on standard terms during the course, in addition to its non-disclosure and confidentiality agreement with QUAD dated as of August 30, 2024. Quetta entered into eight non-binding letters of intent and had active discussions with eight target companies in addition to QUAD. The non-disclosure agreements entered into with the potential targets contained customary non-disclosure and non-use provisions and a customary Trust Account waiver provision pursuant to which the potential targets waived any right, title, interest or claim in Quetta’s Trust Account and agreed not to seek recourse against Quetta’s Trust Account for any reason. Such non-disclosure agreements do not contain any standstill or similar provisions.

Below is a summary of the eight business combination candidates (other than QUAD) to which Quetta submitted an indication of interest or a letter of intent to the acquisition candidate:

Target A

On February 14, 2024, a representative of EF Hutton reached out to Quetta to determine Quetta’s interest in a potential business combination with a company that produces clean, renewable power generation available to its surrounding communities. Quetta entered into a non-disclosure agreement with Target A on February 15, 2024. After the initial call, Quetta conducted further due diligence, which included industry research, expert calls, and review of company materials. After several more discussions internally and with EF Hutton and the target, Quetta decided not to proceed further with a business combination due to the lack of the investment return guarantee.

Target B

On March 15, 2024, the Chief Executive Officer of Target B reached out to Quetta to see if Quetta might be interested in a potential business combination with a company that operates in the healthcare sector, providing a range of services and solutions. Quetta entered into a non-disclosure agreement with Target B on April 25, 2024. On the same day, Quetta’s management team held an initial zoom meeting with Target B’s management team to introduce the Quetta team to Target B and to learn more about Target B. After the initial meeting, Quetta conducted further due diligence, which included industry research, expert calls, and review of company materials. Quetta and Target B proceeded further to have several more discussions regarding the review of company materials. On May 7, 2024, Quetta decided not to proceed with a business combination due to the concern that Target B might not have sufficient cash to close the deal.

Target C

On March 18, 2024, a representative of EF Hutton reached out to Quetta to determine Quetta’s interest in in a potential business combination with a biotechnology company that specializes in disease diagnosis and treatment. On March 19, 2024, Quetta entered into a non-disclosure agreement with Target C. On the same day, Quetta’s management team held an initial zoom meeting with EF Hutton and Target C’s management team to introduce the Quetta team to Target C and to learn more about it. After the initial meeting, Quetta conducted further due diligence, which included industry research, expert calls, and review of company materials. In early May 2024, Quetta decided not to proceed with a business combination due to the time required to prepare Target C’s audited financial statements.

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Target D

On March 26, 2024, a representative of EF Hutton reached out to Quetta to see if Quetta might be interested in a potential business combination with a company that is an international metals recycler producing clean and sustainable essential metals. Quetta entered into a non-disclosure agreement with Target D on April 5, 2024. On April 6, 2024, Quetta’s management team held an initial zoom meeting with EF Hutton and Target D’s management team to introduce the Quetta team to Target D and to learn more about Target D. After the initial meeting, Quetta conducted further due diligence, which included industry research, expert calls, and a review of company materials. After several more discussions, in early April 2024, Quetta decided not to proceed with a business combination due to the concern that Target D might not have sufficient cash to close the deal.

Target E

On April 30, 2024, a representative of Maxim Group, LLC (“Maxim”) reached out to Quetta to see if Quetta might be interested in a potential business combination with a biotechnology company focused on developing advanced drug delivery systems. On May 1, 2024, Quetta’s management team held an initial zoom meeting with the representatives from Maxim and Target E’s management team to introduce the Quetta team to Target E and to learn more about it. After the initial call, Quetta conducted further due diligence, which included industry research, expert calls, and review of company materials. Quetta entered into a non-disclosure agreement with Target E on May 6, 2024. After several more discussions, Quetta sent Target E a draft letter of intent on May 7, 2024, for a pre-money valuation of Target E at US$100.00 million. On May 24, 2024, Maxim informed Quetta of Target E’s decision to pursue a different direction to raise capital.

Target F

On April 16, 2024, a representative of Brookline Capital Markets, LLC (“Brookline”) reached out to Quetta to see if Quetta might be interested in a potential business combination with a clinical-stage therapeutic device company. On May 3, 2024, Quetta entered into a non-disclosure agreement with Target F. After the signing of the non-disclosure agreement, Quetta conducted further due diligence, which included industry research, expert calls, and review of company materials. After several more discussions, Quetta entered a letter of intent with Target F on May 30, 2024, for a pre-money valuation at US$100.00 million. From June to August 2024, Quetta conducted ongoing due diligence on Target E and engaged in multiple discussions regarding the terms of a potential merger agreement. In late August 2024, Quetta decided not to proceed further with the proposed business combination after discovering two material lawsuits involving Target F and internal discrepancies among Target F’s shareholders.

Target G

In early August 2024, the Chief Executive Officer of Target G reached out to Quetta to see if Quetta might be interested in a potential business combination with a company develops AI beings and AI-powered experiences. On August 19, 2024, Quetta entered into a non-disclosure agreement with Target G. On August 20, 2024, Quetta’s management team held an initial zoom meeting with Target G’s management team to introduce the Quetta team to Target G and to learn more about Target G. After the initial call, Quetta conducted further due diligence, which included industry research, expert calls, and review of company materials. In late September 2024, Quetta decided not to proceed with the proposed transaction as Quetta intended to enter into a Merger Agreement with QUAD.

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Target H

On August 19, 2024, a representative of Cohen & Company Capital Markets, LLC (“Cohen”) reached out to Quetta to see if Quetta might be interested in a potential business combination with an OTC company develops community-driven Super App. On the same day, Quetta entered into a non-disclosure agreement with Target H. On August 21, 2024, Quetta’s management team held an initial zoom meeting with Cohen and Target H’s management team to introduce the Quetta team to Target H and to learn more about it. After the initial call, Quetta conducted further due diligence, which included industry research, expert calls, and review of company materials. In late September 2024, Quetta decided not to proceed with the proposed transaction as Quetta intended to enter into a Merger Agreement with another target.

Background of Quetta’s Interactions with QUAD

On August 13, 2024, Mr. Hui Chen, Quetta’s Chief Executive Officer received an email from a representative of EarlyBirdCapital to see if Quetta might be interested in a potential transaction with QUAD, the parent company of Jiujiang Lida Technology Co., Ltd., a China-based film product design and manufacturing company.

On August 30, 2024, Quetta and QUAD entered into a non-disclosure agreement, which contained, among other provisions, a confidentiality clause, customary non-disclosure and non-use provisions and a customary trust account waiver provision pursuant to which QUAD agreed that it has no right, title, interest or claim in Quetta’s trust account. On the same day, Quetta began to conduct its due diligence, including industry research, expert calls, and review of the company materials. After several more discussions internally, and discussions with EarlyBirdCapital and Chain Stone Capital Limited, the QUAD’s financial advisor (“CTM”), Quetta sent QUAD a draft letter of intent on August 31, 2024 for a valuation of $180,000,000, based on QUAD’s revenue and profit performance over the past five years.

Throughout the months of August and September 2024, members of Quetta’s management and Mrs. Chen Chen, the representative of the Sponsor held internal meetings to discuss their assessment of QUAD, the terms of a potential transaction and their estimates of QUAD’s enterprise value, including factors such as the value of comparable companies in QUAD’s industry and the strength of QUAD’s growth prospects.

On September 11, 2024, Mr. Hui Chen, Quetta’s Chief Executive Officer met with Mrs. Chen Chen, the representative of the Sponsor, to discuss Quetta management’s favorable assessment of QUAD in comparison to other business combination candidates, the submission of an initial non-binding letter of intent and related deal terms, including valuation parameters and comparable companies, and market conditions. Quetta’s management and the Sponsor agreed that QUAD satisfied Quetta’s investment criteria and guidelines and supported submitting an initial draft letter of intent to QUAD. Specifically, QUAD indicated that they would be able to complete their audit in a relatively short time frame. Based on discussions and negotiations with other potential targets, QUAD emerged as a frontrunner with which to pursue a business combination. Quetta’s management and Sponsor agreed on a valuation of $300,000,000 of QUAD. Quetta increased the valuation because Quad insisted on a higher valuation amount and presented evidence supporting its planned investment in a U.S.-based factory and detailing its future growth strategy.

On October 13, 2024, QUAD and Quetta executed the letter of intent. On the same day, Quetta shared the executed letter of intent, term sheet and QUAD presentation with its board of directors via email. The Board expressed their satisfaction with the potential target and transaction.

On October 17, 2024, Mr. Hui Chen, Quetta’s Chief Executive Officer held an in-person meeting with Mr. Qiuping Ke, a member of QUAD management, at which QUAD gave a presentation regarding its current and planned business and its views regarding a potential business combination transaction. During the meeting, the parties discussed QUAD’s business and certain competitive advantages related to QUAD’s product offerings. Mr. Hui Chen questioned QUAD’s motivations for entering a business combination transaction, their ability to complete an audit, their overall financial health and ability to manage transaction costs and their input towards the valuation amount.

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On October 18, 2024, Mr. Hui Chen, Quetta’s Chief Executive Officer met with Mr. Qiuping Ke, a member of QUAD management to discuss the timeline of the Merger Agreement, a press release, a current report on Form 8-K filing, audited financial statements preparation and a registration statement on Form F-4.

On November 5, 2024, Quetta issued an unsecured promissory note in the aggregate principal amount of $500,000 to QUAD in connection with a proposed business combination between Quetta and QUAD. The proceeds from the preliminary note are for general working capital of Quetta.

On November 28, 2024, representatives of Quetta, QUAD, CTM and Quetta’s US counsel, Loeb & Loeb LLP (“Loeb”) had a meeting to discuss legal due diligence, potential deal structure, financial information and transaction timelines. On May 19, 2024, Quetta engaged Loeb as its U.S. counsel in connection with its initial business combination.

On December 5, 2024, Loeb set up a virtual data room for the transaction, granting access to Quetta, QUAD and their counsels and advisors.

On December 9, 2024, Loeb sent an initial due diligence request list to QUAD.

On December 11, 2024, Quetta engaged CHFT Advisory and Appraisal Ltd. (“CHFT”) to provide valuation analysis and a fairness opinion in connection with the proposed business combination with QUAD.

On January 8, 2025, Quetta engaged B & D Law Firm (“B&D”) as its PRC counsel in connection with the proposed business combination with QUAD.

On January 10, 2025, Quetta held a special meeting of stockholders (the “January Special Meeting”). During the January Special Meeting, stockholders approved, among other things, the proposal to include any entity with its principal business operations in the geographical regions of the People’s Republic of China in Quetta’s acquisition criteria in its search for a prospective target business for its business combination, so that Quetta will be allowed to complete a business combination with a target company with its principal business operations in China.

On January 13, 2025, Loeb sent a supplemental due diligence request list to QUAD.

On January 21, 2025, Loeb sent an initial draft of the Merger Agreement to QUAD’s US counsel, J. Zhang and Associates, P.C. (“J&Z”).

On February 4, 2025, J&Z sent a revised draft of the Merger Agreement to Loeb. On the same day, Loeb sent an initial draft of Shareholder Support Agreement to QUAD’s counsel, J&Z.

On January 28, 2025, Quetta filed a Certificate of Incorporation with the Cayman Registrar to form Quad Group Inc.

On February 5, 2025, Quetta filed a Certificate of Incorporation with the Cayman Registrar to form Quad Global Inc.

From February 6 to February 11, 2025, representatives of Loeb, J&Z, B&D, Quetta, QUAD, and CTM had several meetings to discuss material terms of the Merger Agreement. On February 6, 2025, Loeb sent a revised draft of the Merger Agreement to J&Z. The following were the significant terms that were negotiated between the parties:

●	Quetta and QUAD negotiated the transactions terms regarding the settlement of Quetta transaction costs. Initially, Quetta proposed that the legal fees to be paid to Quetta’s legal counsels, the fees to be paid to the transfer agent, the deferred underwriting commissions shall be borne by QUAD. The parties ultimately agreed that QUAD will bear 50% of the transaction costs incurred by Quetta, excluding any amounts payable at Closing from the Trust Account, provided that Quetta’s obligation to pay such transaction costs incurred by Quetta shall not exceed $500,000 in total.

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●	Quetta and QUAD negotiated the transactions terms regarding the settlement of Quetta’s expenses in connection with maintaining ongoing public company responsibilities and the extension fees. Pursuant to the LOI, QUAD agreed that it will bear 50% of the expenses incurred by Quetta in connection with maintaining ongoing public company responsibilities, provided that QUAD’s obligation to pay such expenses incurred by Quetta shall not exceed $100,000 in total; and the extension fees of Quetta covering nine extensions over nine months, in the total amount of $540,000. Quetta proposed that if the Closing does not occur prior to October 10, 2025 due to a delay in obtaining CSRC approvals, QUAD will be responsible for any extension fees and other related fees incurred by Quetta beyond October 10, 2025. QUAD agreed to this provision provided that the extension fee will not exceed $100,000 per month.

●	The parties also negotiated on the delivery requirements for the audited financial statements. Quetta initially proposed that QUAD would deliver audited financial statements for inclusion in this proxy statement/prospectus by March 31, 2025. QUAD proposed extended the delivery dates. The parties ultimately agreed that QUAD will deliver audited consolidated financial statements for the fiscal years ended December 31, 2023 and 2024 and unaudited management accounts of the Company for the three (3) month period ended March 31, 2025 by no later than May 31, 2025 in connection with the increase in the break-up fee (as described below).

●	The parties also negotiated the terms of a break-up fee. Initially the proposed a break-up fee was $500,000. Quetta proposed to increase the break-up fee to $3.0 million. Considering the significant efforts, expenses and other opportunities foregone by the parties while structuring and pursuing the proposed transaction, the parties ultimately agreed upon a break-up fee of $1.5 million.

On February 7, 2025, B&D sent a supplemental due diligence request list to QUAD. Loeb sent drafts of the Amended & Restated Registration Rights Agreement, Lock-up Agreement, and disclosure schedules of Quetta to J&Z. On the same day, J&Z sent a draft of QUAD’s disclosure schedules to Loeb. On the same day, Loeb sent the comments on the QUAD disclosure schedules to J&Z.

On February 10, 2025, B&D sent their comments on the QUAD disclosure schedules to J&Z. J&Z sent a revised draft of the Merger Agreement to Loeb. Subsequently, Loeb sent a further revised draft of the Merger Agreement to J&Z.

On February 11, 2025, J&Z sent an updated draft of QUAD disclosure schedules to Loeb and B&D. Loeb sent the updated versions of the Merger Agreement, Shareholders Support Agreement, and the Quetta disclosure schedules to J&Z.

On February 12, 2025, Loeb and B&D sent comments on the QUAD disclosure schedules to J&Z. Parties also had a meeting to discuss the QUAD disclosure schedules and outstanding diligence items. On the same day, a Certificate of Incorporation with the Cayman Registrar was filed to form Quad Group Inc.

On February 13, 2025, J&Z sent an updated draft of QUAD disclosure schedules to Loeb and B&D.

From February 11 to February 13, 2025, representatives of Quetta and its outside counsels and advisors held a daily zoom meeting with representatives of QUAD and its legal counsel concerning due diligence.

On February 14, 2025, the board of directors of QUAD unanimously approved QUAD’s entry into the Merger Agreement and the ancillary documents, as well as other corporate matters in connection with the Business Combination.

On February 14, 2025, Quetta sent a copy of the current draft of the Merger Agreement to all members of the Board. On February 14, 2025, the Board held a virtual meeting, which was attended by all board members, at which Quetta management provided the Board with an update on the potential Business Combination and QUAD. The Merger Agreement and related documents and agreements were unanimously approved by the Board, subject to final negotiations and modifications, and the Board determined to recommend the approval of the Merger Agreement to Quetta’s stockholders.

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The parties executed the Merger Agreement and the Shareholders Support Agreement on February 14, 2025. On the same day, QUAD issued a press release announcing the execution of the Merger Agreement and Quetta filed with the SEC a Current Report on Form 8-K announcing the execution of the Merger Agreement and related matters.

Basis for Quetta Board’s Recommendation – Valuation Analysis and Fairness Opinion

Engagement of Financial Advisor to Quetta

In addition to the factors discussed below, Quetta Board considered the fairness opinion and supporting analysis provided by an independent valuation consultancy, CHFT Advisory and Appraisal Ltd (“CHFT”). CHFT performed various valuation and financial analyses, including the guideline public company analyses.

CHFT provides comprehensive capital market professional services in property and business valuation, market research consultancy, ESG/sustainability advisory services. CHFT is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs, restructurings, securities offerings in both private and public capital markets.

Quetta retained CHFT to provide its board with an opinion regarding the valuation of QUAD in connection with the Business Combination. CHFT was introduced to Quetta’s management team on December 6, 2024. On December 10, 2024, Quetta’s CEO, Mr. Hui Chen held an introductory conference call with CHFT to discuss the terms of the engagement letter proposed by CHFT. Pursuant to the engagement letter signed by Quetta on December 11, 2024, Quetta retained CHFT to provide a fairness opinion to Quetta Board in connection with the proposed Business Combination with QUAD.

In selecting CHFT, Quetta Board considered, among other things, the fact that CHFT is a holistic capital market professional services firm, providing comprehensive advices in property and business valuation, real estate consultancy, ESG/sustainability, management, and financial strategies. The CHFT team has conducted over 300 valuation reports and worked with over 100 listed companies. CHFT is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs, restructurings, securities offerings in both private and public capital markets and valuations for corporate and other purposes.

CHFT received a fee amounting to US$60,000 upon the delivery of its opinion that was not contingent upon consummation of the Business Combination. CHFT will not receive any other significant payment or compensation contingent upon the successful consummation of the Business Combination. During the two year period prior to the date of CHFT’s opinion, no material relationship existed between CHFT or its affiliate or unaffiliated representatives and Quetta or any of its affiliates pursuant to which compensation was received by CHFT. CHFT may seek to provide valuation and consultancy services to the Quetta, or its respective affiliates in the future, for which CHFT would seek customary compensation. However, any such future relationship is not contemplated.

Quetta determined the amount of consideration to be paid and no outside party recommended the amount of consideration to be paid in connection with the Business Combination.

Quetta instructed CHFT to provide valuation services in relation to the equity interest of QUAD. There was no limitation imposed by Quetta on the scope of CHFT’s investigation.

On February 9, 2025, CHFT delivered a draft of its opinion to Quetta’s management for review. On February 14, 2025, CHFT delivered its opinion, dated February 14, 2025 (the “Opinion”), to the Quetta Board, concluding that, based upon the investigation, analysis, and assumptions described therein, the aggregate consideration to be paid for QUAD is fair to the stockholders of Quetta from a financial point of view. The Opinion also indicated that, as of the date of the Opinion, the discounted cash flow analyses resulted in an overall reference range of US$282.4 million to US$321.5 million and the guideline public company analyses resulted in an overall reference of approximately US$322.2 million for QUAD, as compared to the Merger Consideration for the Business Combination.

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Summary of the Opinion of CHFT

Overview

On February 14, 2025, CHFT rendered its opinion to Quetta to the effect that, as of such date, the aggregate consideration to be issued by Quetta in the Business Combination was fair, from a financial point of view to Quetta and its shareholders. For purposes of its financial analyses, CHFT assumed that the aggregate consideration per the Merger Agreement would have a value equal to $300,000,000 at Closing.

CHFT’s opinion was only one of many factors considered by the Quetta Board in evaluating the Business Combination. Neither CHFT’s opinion nor its analyses were determinative of the aggregate consideration or of the views of Quetta Board or management with respect to the Business Combination or the aggregate consideration. The type and amount of consideration payable in the Business Combination were determined through negotiations between Quetta and QUAD, and the decision to enter into the Merger Agreement was solely that of the Quetta Board.

Procedures

CHFT’s analyses relied upon, but were not necessarily limited to, the following procedures:

1. Reviewed the following documents:

a. Audited financial statements of QUAD for the years ended December 31, 2022, and December 31, 2023;

b. Unaudited financial statements of QUAD for the year ended December 31,2024;

c. QUAD’s interim financial statements for the six months ended June 30, 2023 and June 30, 2024;

d. Major contracts of QUAD with suppliers and clients;

e. Other internal documents relating to the history, current operations, and probable future outlook of QUAD, including financial projections for the years from 2025 through 2029, prepared by the management of QUAD; and

f. A draft of the Merger Agreement.

2. Discussed with various members of the management of QUAD, concerning historical and current operations, financial conditions and financial projections of QUAD;

3. Discussed with senior management of the Quetta concerning background and other elements of the proposed Business Combination;

4. Performed certain valuation using generally accepted valuation and analytical techniques including discounted cash flow analyses and an analysis of guideline public company that CHFT deemed relevant; and

5. Conducted such other analyses and considered such other factors as CHFT considered appropriate in rendering this Opinion.

Assumption

CHFT relied upon and assumed, without independent verification, the accuracy and completeness of all data, materials, and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material, and other information.

CHFT relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows, or prospects of QUAD or Quetta since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to CHFT that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by CHFT materially incomplete or materially misleading.

CHFT further relied upon the assurance of management of QUAD and Quetta that they are unaware of any facts that would make the information provided to them incomplete or misleading in any respect. CHFT’s analyses were based, among other things, on the projections of QUAD furnished to them by senior management of QUAD and Quetta. In addition, CHFT assumed that the financial projections had been reasonably prepared by QUAD’s management and reflect QUAD management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of QUAD. CHFT also relied on existing financial, economic, market, and other conditions, as well as the information available to it as of the date of its opinion.

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In its review, CHFT did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did it conduct a comprehensive physical inspection of, any of the assets of, QUAD. In addition, CHFT was not furnished with any such evaluations, appraisals or reports of such physical inspections, and did not assume any responsibility to obtain any such evaluations, appraisals, or inspections.

In rendering its opinion, CHFT also assumed that: (i) the final versions of all documents reviewed by them in draft form conform in all material respects to the drafts reviewed; (ii) in all respects material to its analysis that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Business Combination will be satisfied without waiver thereof which would affect the amount or timing of receipt of the consideration; (iii) there is currently no, and there will not be, as a result of the consummation of the transactions contemplated by the Merger Agreement, any default, or event of default, under any indenture, credit agreement, or other material agreement or instrument to which Quetta or any of its subsidiaries or affiliates is a party; and (iv) all material assets and liabilities of QUAD were as set forth in the consolidated financial statements provided to CHFT as of the respective dates of such financial statements.

Valuation Analyses

In assessing the valuation of QUAD in connection with rendering its opinion, CHFT performed various valuation and financial analyses, including discounted cash flow analyses and guideline public company analyses.

Discounted Cash Flow Analyses

CHFT performed illustrative stand-alone discounted cash flow analyses of QUAD based on projected unlevered free cash flows for QUAD and an estimate of its terminal value at the end of the projection horizon. In performing its illustrative discounted cash flow analyses:

●	CHFT based its discounted cash flow analyses on the five-year financial projections for QUAD as provided by QUAD’s senior management.

●	CHFT applied a discount rate ranging from 13.5% to 14.5% based on its estimate of QUAD’s weighted average cost of capital.

●	In calculating QUAD’s terminal value for purposes of its discounted cash flow analyses, CHFT used a Gordon Growth Model and adopted a 3% perpetual growth rate.

●	CHFT’s illustrative discounted cash flow analyses resulted in an overall reference range of US$282.4 million to US$321.5 million for valuing QUAD’s 100% equity interest on a stand-alone intrinsic-value basis.

●	CHFT noted that the aggregate consideration was within the aforementioned valuation reference range based on the illustrative discounted cash flow analyses.

Guideline Public Company Analyses

The guideline public company method is a method within the market approach whereby market multiples are derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

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CHFT reviewed and analyzed QUAD’s trading valuation metrics and projected financial performance for the year ending December 31, 2027, compared to such information for certain publicly traded companies in the automotive film or coating materials industries that CHFT deemed relevant for purposes of its valuation analysis. CHFT selected publicly traded comparable companies based on its views regarding the comparability of the financial and operating characteristics of these companies to QUAD. CHFT selected a group of comparable companies listed on stock exchanges to provide a reasonable reference. The selection criteria for these comparable companies were as follows:

1)	The comparable companies’ businesses should include the production and sale of automotive films or coating materials, with operating characteristics resembling certain elements of QUAD (the “First Selection Criterion”);

2)	The comparable companies should be listed in the Greater China or the United States (the “Second Selection Criterion”); and

3)	The comparable companies should have financial information that is both available and publicly disclosed. Specifically, for comparable companies used in the guideline public company analyses, in order to calculate the implied multiples of enterprise value or “EV” to 2027 estimated revenue (“EV /2027E Revenue”), the market prices of these comparable companies should be publicly available, and applicable equity research and consensus estimates should be available for their estimated 2027 revenue (the “Third Selection Criterion”).

Based on the First Selection Criterion and Second Selection Criterion, the following comparable companies have been initially selected. These companies are primarily used to calculate the beta and D/E ratio applied in the discount rate computation within the discounted cash flow analyses.

Selected Comparable Companies

Ticker	Company Name
002825-CN	Shanghai NAR Industrial Co., Ltd.
300806-CN	Jiangsu Sidike New Materials Science & Technology Co., Ltd.
XPEL-US	XPEL, Inc.
EMN-US	Eastman Chemical Company
AVY-US	Avery Dennison Corporation

Among these, XPEL-US, EMN-US, and AVY-US, which satisfy the Third Selection Criterion, have been chosen as the reference set for the guideline public company analyses. CHFT has calculated the following trading multiple for the selected comparable companies as of December 31, 2024, based on consensus estimates derived from average data collected by research analysts, sourced from FactSet, and publicly available financial filings:

Ticker	Company Name	Enterprise Value/2027E Revenue
002825-CN	Shanghai NAR Industrial Co., Ltd.	N/A
300806-CN	Jiangsu Sidike New Materials Science & Technology Co., Ltd.	N/A
XPEL-US	XPEL, Inc.	1.67x
EMN-US	Eastman Chemical Company	1.43x
AVY-US	Avery Dennison Corporation	1.84x
Median		1.67x

Note: 002825-CN and 300806-CN do not meet the Third Selection Criterion due to the lack of research analyst coverage for their 2027 estimated revenue. As a result, no available data can be used, and their EV/2027 Revenue is marked as N/A.

In performing its guideline public company analyses, CHFT observes that:

●	The median trading multiples for the three comparable companies (XPEL-US, EMN-US, and AVY-US) is 1.67x. This multiple is adopted because it aligns with XPEL’s EV/2027E Revenue multiple. Moreover, as XPEL-US derives majority of its revenue from automotive paint protection and window films, it is deemed the most comparable to QUAD.

●	CHFT applied the 1.67x multiple to the estimated 2027E revenue for QUAD, thereby valuing QUAD on a stand-alone public market trading basis.

●	The analysis of the selected companies implies an estimated total equity value reference of approximately US$322.2 million for QUAD based on estimated 2027 revenue, as compared to the merger consideration for the business combination.

●	It is further noted that the aggregate consideration was below this valuation reference as derived from the guideline public company analyses.

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Disclosure of Fee and Prior Relationships

As compensation for CHFT’s services in connection with the rendering of its opinion to the Quetta Board, Quetta agreed to pay CHFT a fee of $60,000. Quetta has agreed to indemnify CHFT against certain liabilities arising out of or in connection with the services rendered and to be rendered by CHFT. Except for the aforementioned compensation, CHFT has not received, and will not receive, any other payment or compensation, including any compensation contingent upon the successful consummation of the business combination.

During the two-year period prior to the date of CHFT’s opinion, no material relationship existed between CHFT or its affiliates or unaffiliated representatives and Quetta or any of its affiliates pursuant to which compensation was received by CHFT. CHFT may seek to provide valuation and consultancy services to the Quetta, or its respective affiliates in the future, for which CHFT would seek customary compensation. However, any such future relationship is not currently contemplated.

Conclusion

The preparation of CHFT’s opinion was a complex, analytical process involving various determinations as to the most appropriate and relevant methods of analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

CHFT’s draft fairness opinion, which was reviewed by the Quetta Board prior to approving the final terms of the Business Combination, indicates that based upon the investigation, analysis, and assumptions described therein, the aggregate consideration to be paid for QUAD is fair to the stockholders of Quetta from a financial point of view.

The full text of the Opinion is attached here to as Exhibit 99.8 to this proxy statement/prospectus and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. Quetta stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by CHFT in connection with such Opinion.

Quetta Board’s Consideration of CHFT Fairness Opinion

Quetta management has substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, enabled them to make the necessary analyses and determinations regarding the Business Combination. Quetta Board also obtained the Opinion in connection with their evaluation of QUAD. The Opinion was provided for the information of, and directed to, the Quetta Board for its information and assistance in connection with its consideration of the financial terms of the Business Combination. Quetta Board has considered, among other factors, the information and opinions that were included in the Opinion, and believe that the Opinion supports the Quetta Board’s determination relating to the consideration being paid in the Business Combination.

Quetta Board reviewed the qualifications and experiences of CHFT team to assess the competency of CHFT. Quetta Board also reviewed the scope of services provided under the engagement of CHFT by the Quetta and noted that the scope of work is appropriate to the opinions given in the valuation report and there were no limitations on the scope of work. Thus. Quetta Board considered CHFT is qualified and possesses sufficient relevant experience in performing the valuation regarding the valuation of QUAD.

In addition, Quetta Board reviewed the suitability of the valuation method, the principal assumptions adopted by CHFT, including but not limited to discussion with CHFT to understand the steps and due diligence measures taken by the CHFT for conducting the valuation report.

Quetta Board believes that the methodology and assumptions adopted by CHFT were arrived at after due and careful consideration and the basis of the valuation is fair and reasonable.

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Quetta Board’s Reasons for the Approval of the Business Combination

On February 14, 2025, Quetta Board unanimously determined that the form, terms and conditions of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Business Combination), are in the best interests of Quetta, adopted and approved the Merger Agreement and the transactions contemplated therein, determined to recommend to Quetta’s stockholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other proposals contemplated by the Board resolutions and determined that the foregoing be submitted for consideration by Quetta’s stockholders at the meeting. When you consider the Board’s recommendation, you should be aware that Quetta’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Quetta’s stockholders generally. See “Proposal No. 2. - The Acquisition Merger Proposal - Interests of Certain Persons in the Business Combination.” for additional information.

All Quetta’s non-employee directors approved the Business Combination. No member of the Quetta Board voted against, or abstained from voting on, the Business Combination. There are no agreements, arrangements or understandings of any nature among our Sponsor and Quetta, or Quetta’s officers, directors, or affiliates with respect to determining whether to proceed with a deSPAC transaction. Such determination is solely within the discretion of Quetta Board.

The Business Combination is not structured to require the approval of at least a majority of unaffiliated shareholders of Quetta. No unaffiliated representative has been retained by a majority of the directors who are not employees of Quetta to act solely on behalf of the unaffiliated shareholders of Quetta for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination.

In determining that the terms and conditions of the Merger Agreement and the transactions contemplated thereby were in Quetta’s best interests, the Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. QUAD’s draft financial statements, the QUAD Management Projections, and CHFT’s fairness opinion provided the Quetta Board with a quantitative analysis of QUAD’s valuation. Descriptions of the QUAD’s business operation, due diligence reports, and other related materials offered the Board with qualitative insights into potential risks from business, legal, and market perspectives. Additionally, the Board members inquired with CHFT staff about the assumptions and methodology underlining their valuation and fairness opinions, and, based on their respective transactional experience and industry knowledge, engaged in a careful review of the financial stability, profitability, and growth potential of QUAD regarding the above factors and the benefits of transitioning it to a public company. The Board members also assessed the risks related to financing, industry market dynamics, and broader economic conditions that may impact QUAD’s performance and trends.

In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, Quetta Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that Quetta Board considered in reaching its determination and supporting its decision, although the Board prioritized the QUAD Management Projections and CHFT’s fairness opinion as key considerations when assessing the valuation of QUAD. The Board viewed its decision as being based on all of the information available and the factors presented to and considered by the Board. In addition, individual directors may have given different weight to different factors. Quetta Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons.

In approving the Business Combination, Quetta Board discussed the valuation of QUAD. The Board considered QUAD’s financial results, the QUAD Management Projections (as discussed below), industry and market trends, and the valuation of comparable companies. Additionally, the Board reviewed the valuation analysis and comparison presented in the fairness opinion provided by CHFT. The Board also took into account the potential dilution of non-redeeming shareholders, including the dilution resulting from QUAD’s shareholders and other dilution detailed in this proxy statement/prospectus (see “Dilution to the Shareholders of Quetta”). Considering the transaction terms, the combined company will issue 30 million PubCo Ordinary Shares to QUAD’s shareholders in the current consideration paid in the business combination. This consideration was based on the QUAD Management Projections provided by QUAD’s management and supported by a fairness opinion from CHFT.

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Before reaching its decision, the Board reviewed the results of the due diligence conducted by our management, which included:

● review of the fairness opinion provided by CHFT;

● review of the QUAD Management Projections (for more details, please refer to “— Summary of Financial Analysis”);

● extensive meetings and calls with QUAD’s management to understand and analyze QUAD’s business and to understand QUAD’s final financial models and forecasts;

● consultation with industry experts regarding competitive landscape, industry outlook, company reputation, business model and scientific validity;

● consultation with Quetta’s legal and accounting advisors;

● legal, commercial and operational review, which included review of QUAD’s regulatory compliance and communications, human resources, marketing strategies, operational logistics, compliance and risk management, and other support.

● review of QUAD’s material contracts and financial, tax, legal, accounting, environmental, and intellectual property due diligence;

● review of QUAD’s financial statements;

● QUAD’s ability to timely complete an audit and manage transaction costs and expenses;

● the experience of QUAD’s management team; and

● research on comparable public companies.

The officers and directors of Quetta also have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, enabled them to make the necessary analyses and determinations regarding the Business Combination. In particular, in addition to its review of QUAD’s equity value and the consideration to be paid in connection with the proposed Business Combination, Quetta Board considered the following reasons or made the following determinations, as applicable:

● QUAD satisfies a number of acquisition criteria that Quetta had established to evaluate prospective business combination targets. The Quetta Board considered the business, history, prospects, credibility, and valuation of QUAD and its affiliates, and determined that QUAD satisfies a number of criteria and guidelines set forth during the IPO, including (i) Large underpenetrated markets with favorable industry dynamics; (ii) Strong management team that can drive growth, strategic decision making and long-

● Favorable prospects for future growth. Information from Quetta and QUAD’s management regarding (i) QUAD’s business, prospects, financial condition, operations, technology, services, management, competitive position, and strategic business goals and objectives; (ii) general economic, industry, regulatory, and financial market conditions; and (iii) opportunities and competitive factors within QUAD’s industry.

● Visionary management team with a proven track record of innovation and execution. QUAD is led by a strong management team with a successful track record in the automotive protective films industry, which is expected to remain with the Combined Company to seek to execute QUAD’s strategic and growth goals;

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● Financial Condition. The Board also considered factors such as QUAD’s outlook, financial plan and capital structure, as well as valuation model from the valuer;

● Other Alternatives. The Board believes, after a thorough review of other business combination opportunities reasonably available to Quetta, that the proposed Business Combination represent the best available business combination opportunity for Quetta based upon the process utilized to evaluate and assess other potential combination targets, and the Board’s belief that such process has not presented a better available alternative;

● Negotiated Transaction. The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Quetta and QUAD.

Specifically, the Board also considered certain of QUAD’s business related factors discussed below as supporting its decision to enter into the Merger Agreement and the related agreements and the transactions contemplated thereby:

● Closed-Loop Business Model: The Board highlighted QUAD’s ability to manage every phase of film development, manufacturing, and distribution within a single organizational framework, creating a fully integrated, closed-loop structure. By overseeing all core functions under one framework, QUAD ensures high production standards and drives innovation, providing a strong competitive advantage in the automotive film industry.

● Rapidly Growing Market Opportunity: The Board noted QUAD’s efforts to expand its product range to capture a larger share of the automotive and industrial film markets. The Board believed that QUAD is well-positioned to gain significant market share as the sector continues to grow.

● Operational Track Record: The Board reviewed QUAD’s historical performance, including consistent revenue growth, stable operating income, and resilience over the past two fiscal years. These indicators of financial stability aligned with the Board’s view that QUAD is well-prepared for integration into the public market.

● Expansion of Manufacturing Capabilities and Global Footprint: The Board noted that while QUAD’s primary factory in Jiujiang, China, remains the core of its operations, the company is investing in new facilities, including a planned production site in North America to better serve overseas markets. The Board valued QUAD’s strategic growth initiatives.

● R&D Capability and Consistent Product Development: The Board noted QUAD’s strong R&D capabilities and consistent product innovation. By closely integrating R&D with production teams, QUAD can quickly transform pioneering ideas—such as new self-healing properties and signal-enhancing films—into commercially viable products. The Board believed these efforts demonstrate QUAD’s commitment to innovation as a long-term growth driver.

In the course of its deliberations, the Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the below:

● The risk that the future financial performance of QUAD may not meet the Quetta Board’s expectations due to factors in QUAD’s control or out of QUAD’s control, such as QUAD’s failure to continuously innovate, to attract and retain customers, to adapt to new businesses, to obtain sufficient capital, to maintain its competitive edge in the automotive protective films business, among others.

● The potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected time frame and the significant fees, expenses and time and effort of management associated with completing the Business Combination.

● The Business Combination might not be consummated or completed in a timely manner or that the Closing might not occur despite our best efforts, including by reason of a failure to obtain the approval of their stockholders, litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the Business Combination.

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● Competition in the industry is intense and, as a result, QUAD may fail to develop new products and identify and develop new collaboration partners, which may negatively impact QUAD’s operations, its ability to generate revenue, achieve profitability, and its growth prospects.

● Economic downturns and political and market conditions beyond QUAD’s control, including inflation, changes in regulations, and potential economic effects of COVID-19, could adversely affect its business, financial condition, results of operations and prospects.

● QUAD may be subject to litigation in the operation of its business and QUAD’s insurance may not provide adequate levels of coverage against any claims. An adverse outcome in one or more legal proceedings or inadequate insurance coverage could adversely affect QUAD’s business.

● The risk that some of Quetta’s current public stockholders would decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

● Quetta’s public stockholders may be less protected as investors from any material issues with respect to QUAD’s business than an investor in an initial public offering because the scope of due diligence may be different than would typically be conducted in the event QUAD pursued an underwritten initial public offering.

● The risk factors associated with QUAD’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

While the Board considered potentially positive and potentially negative factors, the Board concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Board in its consideration of the Business Combination, but includes the material positive factors and material negative factors considered by the Board in that regard. Based on the totality of the information presented, the Board collectively reached the unanimous decision to reach the determinations described above in light of the foregoing factors and other factors that the members of the Board felt were appropriate.

This explanation of Quetta’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Summary of Financial Analysis

Certain QUAD Projected Financial Information

To assess QUAD’s financial condition and whether to proceed with the Business Combination, Quetta received various documents from QUAD, including financial projections for the years ending December 31, 2025 through December 31, 2029 (the “QUAD Management Projections”), copies of material contracts, and summaries of various industry analysis and trends. The Quetta Board reviewed and discussed with its financial advisor, CHFT, regarding the latter’s analysis in rendering the fairness opinion described in the proxy statement/prospectus. In rendering its opinion on the fairness of the transaction, CHFT reviewed the QUAD Management Projections provided by QUAD.

Neither Quetta nor QUAD as a matter of course discloses public projections as to future sales, earnings, or other results. However, QUAD management specifically prepared the QUAD Management Projections to assist the Quetta Board in its consideration of the proposed Business Combination. The QUAD Management Projections were initially provided to Quetta on or about January11, 2025, and finalized on February 9, 2025. The February 9, 2025 projections included in this proxy statement/prospectus are materially the same as the initial January 11, 2025 projections, and no material changes were made to the assumptions or projected results.

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QUAD management prepared such financial information based on their judgment and assumptions regarding the future financial performance of QUAD. Quetta is including the following summary of certain QUAD internal, unaudited prospective financial information from QUAD Management Projections solely because that information was made available to Quetta Board and financial advisor in connection with the evaluation of the Business Combination. The QUAD Management Projections are being provided for information purposes only and are not and should not be viewed as public guidance regarding the future performance of QUAD. The inclusion of the below information should not be regarded as an indication that Quetta or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results. Furthermore, no QUAD Management Projections take into account any circumstances or events occurring after the date they were prepared. You should review the financial statements of QUAD included in this proxy statement/prospectus, as well as the financial information in this proxy statement/prospectus and not rely on any single financial measure.

There undoubtedly will be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods.

While presented in this proxy statement/prospectus with numeric specificity, the QUAD Management Projections are forward-looking statements that are inherently subject to significant uncertainties, reflect numerous estimates and assumptions with respect to general business, economic, industry, regulatory, market and financial conditions and trends and other future events, as well as matters specific to QUAD’s business, all of which are difficult to predict and many of which are beyond QUAD’s control. The various risks and uncertainties include risks set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QUAD” and “Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. These QUAD Management Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. QUAD believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information QUAD had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to QUAD’s business, industry performance, the regulatory environment, and general business and economic conditions.

The QUAD Management Projections were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The QUAD Management Projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or equity or debt holders. The QUAD Management Projections are being provided here solely to disclose information that was provided to Quetta in the course of its evaluation of QUAD. In the view of QUAD’s management, the prospective financial information was prepared on a reasonable basis, reflected the best available estimates and judgments at the time, and presented, to the best of management’s knowledge and belief at the time, the expected course of action and the expected future financial performance of QUAD. However, projections are inherently uncertain and accordingly, actual results may differ materially from the projections.

The QUAD Management Projections were requested by, and disclosed to, Quetta for use as a component in its overall evaluation of QUAD. The Quetta Board considered and relied upon the QUAD Management Projections in determining the valuation for QUAD in the Business Combination. For further details about financial analysis undertaken by the Quetta Board and Quetta’s management in reliance upon the QUAD Management Projections, see “Proposal No. 2 —The Acquisition Merger Proposal — Reasons for Quetta Board of Directors’ Approval of the Business Combination.” Neither QUAD’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of QUAD compared to the information contained in the QUAD Management Projections, and none of them intends to or undertakes any obligation to update or otherwise revise the QUAD Management Projections to reflect circumstances existing after the QUAD Management Projections were finalized to reflect the occurrence of future events in the event that any or all of the assumptions underlying the QUAD Management Projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. QUAD will not refer back to these projections in its future periodic reports filed under the Exchange Act. The financial projections are included in this proxy statement/prospectus solely for informational purposes and not to induce any Quetta stockholders to vote in favor of any of the proposals at the Meeting.

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Further, the inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Quetta, QUAD, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. You are cautioned that the projections solely represent QUAD’s best efforts in predicting future operating results and must be considered in that light. As a result, in making a decision regarding the Business Combination, please understand that the projections may be materially different than actual results. Quetta does not intend to reference these financial projections in its future periodic reports filed with the SEC under the Exchange Act.

Neither QUAD’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, QUAD DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE QUAD MANAGEMENT PROJECTIONS. THE QUAD MANAGEMENT PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. NONE OF QUAD, QUETTA OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY QUAD SHAREHOLDER, QUETTA STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE QUAD MANAGEMENT PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. PUBCO DOES NOT INTEND TO REFERENCE THE QUAD MANAGEMENT PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

The QUAD Management Projections are unaudited, based upon estimated results of QUAD management and do not include the impact of the accounting for the Business Combination or other impacts from the consummation of the Business Combination. QUAD has affirmed to Quetta that its projections reflect the view of QUAD’s board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. The key elements of the QUAD Management Projections are summarized below.

	For the years ended December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E
Total Revenue	59.3	112.9	196.6	303.2	369.2
Gross Profit	16.3	31.9	57.6	91.9	117.3
Gross Margin %	27.5%	28.3%	29.3%	30.3%	31.8%
EBIT	0.9	10.3	28.2	48.1	67.8
EBIT Margin %	1.5%	9.2%	14.3%	15.9%	18.4%
Pretax Income	0.3	9.4	26.3	45.0	64.1
Income Tax	-	-1.2	-3.5	-6.1	-8.8
Net Profit	0.3	8.3	22.8	39.0	55.3
Net Profit Margin %	0.6%	7.3%	11.6%	12.9%	15.0%

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The QUAD Management Projections was prepared using several assumptions, including the following assumptions that QUAD’s management believed to be material:

1. QUAD utilized a five-year projection period from 2025 to 2029, which falls within the standard measuring period range for financial projections in an acquisition context. Five years provides a reasonable prediction window and provides enough information for investors to assess whether an investment is worthwhile, without getting overly complex. This timeframe is suitable for projecting the growth trajectory of an emerging company like QUAD. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year.

QUAD’s revenues are expected to experience a high growth rate during the period from 2025 to 2029 (the “Projection Period”), with revenues increasing from $59.3 million in 2025 to $359.2 million in 2029. Revenues will primarily be derived from the sale of automotive paint protection films, automotive window tinting films, and other products.

QUAD has adopted a bottom-up approach to forecast its revenue, primarily based on the following sales channels:

1)	Automotive Original Equipment Manufacturers (OEMs)

○	Under this distribution channel, QUAD enters into direct sales agreements with automotive OEMs, supplying proprietary automotive paint protection films, automotive window tinting films, and other related products.

○	During the Projection Period, revenue from Automotive OEMs is expected to increase from $10.3 million to $73 million. The 2025 revenue projection includes sales from both existing OEM partners and five newly added OEM customers.

○	Growth in subsequent years reflects management’s expectations considering QUAD’s marketing strategy and promotional initiatives.

2)	4S Dealership Groups

○	In 2023 and 2024, QUAD sold its products through over 20 4S dealership groups. Revenue from this channel is expected to increase from $5.2 million to $32.6 million during the Projection Period.

○	This growth is attributed to both the addition of new dealership groups and increased sales volume from existing partners.

3)	Provincial-Level Distributors/Agents

○	QUAD has established provincial-level agency relationships for its three mature brands—QUAD, USAKppf, and MOXIAOMAN in approximately 30 provincial-level administrative regions in China.

○	Revenue from this channel is projected to grow from $8.2 million to $40.8 million during the Projection Period.

○	The 2025 revenue projection considers the increase in sales from existing provincial agents and additional revenue generated by new regions developed during the year.

4)	Sub-Brands

○	In addition to its main brands, QUAD operates a number of smaller brands (excluding QUAD, USAKppf, and MOXIAOMAN). Revenue from these sub-brands is forecasted to grow from $10.8 million to $53.4 million during the Projection Period.

○	The 2025 estimate is based on planned sales commitments agreed upon with brand sales representatives. These figures account for factors such as endorsements and the development of nationwide distribution networks. For each newly launched sub-brand, initial annual sales are expected to range from RMB 2 million to RMB 5 million (approximately $0.27 million to $0.68 million), depending on the brand’s market strategy and positioning.

5)	Private Label Channels

○	QUAD also engages in private label manufacturing for some brand owners. Revenue from this channel is projected to increase from $9.9 million to $38.1 million during the Projection Period.

○	The 2025 estimate is derived based on historical sales figures from existing private label customers and remains generally in line with 2023 volumes.

6)	Overseas Markets

○	QUAD plans to expand its presence in international markets. Revenue from overseas sales is forecasted to increase from $13.8 million to $120.5 million over the Projection Period.

○	The 2025 projection considers the number of countries or regions targeted. In most international markets, the estimated 2025 sales per country range from RMB 3 million to RMB 5 million (approximately $0.4 million to $0.7 million).

7)	Other Channels

○	In addition to the above, QUAD also generates revenue through other miscellaneous domestic channels, particularly from non-branded product sales to meet fragmented demand.

○	Revenue from this segment is expected to grow from approximately $1 million to $10.7 million over the Projection Period. This category represents a relatively small portion of QUAD’s total projected revenue.

2. There will be no prolonged or material contraction in automotive sales and production volumes during the Financial Projection period; therefore, QUAD’s sales will not be adversely affected.

3. QUAD is expected to successfully execute its business growth strategy, including, but not limited to, expanding into international markets.

4. QUAD will continue to effectively maintain its network of sales and distribution channels, including independent installers, new car dealerships, distributors and franchisees.

5. QUAD will be able to retain its existing customers and acquire new customers.

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6. QUAD will continue to develop and maintain a robust supply chain and manufacturing processes.

7. QUAD will be able to retain key executives and attract, retain and motivate qualified personnel to maintain and grow its business.

8. QUAD will be able to generate adequate cash inflows from its operating activities or maintain adequate external financing to support its operations.

9. Future legislative or regulatory changes are not expected to have a material adverse effect on QUAD’s business, results of operations, and financial condition.

Material Effects of the Business Combination

The following material benefits and detriments from the Business Combination are expected to affect (i) Quetta and its affiliates, (ii) the Sponsor and its affiliates, (iii) QUAD and its affiliates, and (iv) the public stockholders. This information is provided pursuant to Item 1605(c) of Regulation S-K, as promulgated under the Securities Act.

Quetta and its affiliates. For Quetta, the Business Combination represents the opportunity to complete the purpose for which it was formed. The only potential detriment to Quetta of the Business Combination is the opportunity cost that by consummating the Business Combination, Quetta is foregoing the opportunity to consummate a business combination transaction with another entity that theoretically could be of greater value to Quetta than QUAD. However, Quetta’s Board considered the benefits of the transaction with QUAD and determined such transaction was the best transaction available to it at such time.

Sponsor and their affiliates. For the Sponsor, the principal material benefit represented by the Business Combination is that unless the Business Combination (or another initial business combination transaction) is consummated by Quetta prior to the deadline pursuant to the Current Charter, the Sponsor will lose their entire $2,555,450 investment in Quetta, which such investment is described in greater detail in the section of this proxy statement/prospectus entitled “Proposal No. 2. - The Acquisition Merger Proposal - Interests of Certain Persons in the Business Combination” and “Summary of the Proxy Statement/Prospectus - Conflicts of Interest.”

QUAD and its affiliates. The Business Combination will provide QUAD with increased access to capital markets. By becoming a publicly traded company on Nasdaq, PubCo is expected to gain access to a broader range of capital-raising opportunities, which will enhance its ability to fund growth initiatives. Additionally, the proceeds from the Business Combination, if available, are expected to be used to support PubCo’s business operations and growth strategies. The Business Combination is also expected to enhance QUAD’s market visibility. Being publicly listed on Nasdaq may raise its profile, improve market perception and credibility and help attract new business partners. Furthermore, the public listing could create opportunities for long-term value appreciation for QUAD’s initial shareholders, as the market may assign a higher valuation to PubCo due to its Nasdaq listing and growth prospects.

Despite these benefits, PubCo is expected to face higher operating costs as a result of becoming a publicly listed company. As an SEC-registered and NASDAQ-listed company, PubCo will incur significantly higher expenses associated with hiring additional personnel, increased audit, legal, and administrative costs, and compliance with public company regulatory requirements. These increased expenses could reduce profitability, particularly in the short term.

The transition to a public company will also add complexity to QUAD’s operations. PubCo will need to establish new processes and internal controls to meet its reporting obligations, which could divert management’s attention from core business activities. Additionally, the need for substantial capital and operating expenditures will increase. PubCo will have to invest heavily to support and grow its operations.

Public stockholders. For the public stockholders of Quetta, the Business Combination represents the opportunity to share in the growth of a company such as QUAD that was chosen by the management of Quetta as an acquisition target in an initial business combination (which was Quetta’s original purpose). Unlike the Initial Shareholders, if an initial business combination was not consummated by Quetta within the required time period, the public stockholders would receive a pro-rata portion of the trust account, equivalent to their initial investment plus interest. Like the Initial Shareholders, however, the rights held by the public stockholders would expire worthless if no business combination such as the Business Combination is completed by the deadline. The primary potential detriment to the public stockholders of the Business Combination is the dilution of their ownership stake in the combined business of between approximately 38.44% (assuming no redemption of QETA Common Stock by public stockholders) and approximately 43.27% (assuming redemption of 100% of the QETA Common Stock held by the public stockholders), from approximately 45.38% of Quetta prior to the Business Combination to between approximately 6.94% (assuming no redemption of QETA Common Stock by public stockholders) and approximately 2.11% (assuming redemption of 100% of the QETA Common Stock held by the public stockholders) of PubCo.

QUAD Board’s Reasons for the Approval of the Business Combination with Quetta

The board of directors of QUAD has thoroughly evaluated the proposed business combination with Quetta and determined that the transaction represents a strategically advantageous opportunity to accelerate the company’s growth, enhance its financial profile, and strengthen its market position in the automotive film industry. After extensive due diligence and careful consideration of the strategic, operational, and financial merits, the Board is convinced that this combination will yield significant value for shareholders and position QUAD for long-term success as a publicly traded company.

One of the key factors driving the Board’s decision is the robust capital structure that the combination with Quetta provides. By merging with Quetta, QUAD will benefit from potential capital raising that will support critical investments in research and development, manufacturing expansion, and digital transformation initiatives. The potential funds will enable the company to accelerate its innovation pipeline particularly in advanced TPU-based films and to enhance its production capabilities through further automation and process optimization. This improved capital base is expected to reduce financing costs, create a more flexible balance sheet, and facilitate strategic investments in both organic growth and potential future acquisitions.

Moreover, the transaction with Quetta provides QUAD with enhanced access to public capital markets. This public listing will not only increase the company’s visibility and brand recognition on a global scale but also expand its investor base and improve liquidity. With a more diversified source of capital, QUAD will be better positioned to fund its international expansion strategies, particularly in high-growth regions such as Asia-Pacific and North America, where the demand for automotive films is rapidly increasing. In addition, being a public company will enable QUAD to benefit from greater transparency and enhanced corporate governance practices, thereby strengthening investor confidence and positioning the Company for sustained long-term growth.

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The Board also believes that the strategic alignment between QUAD and Quetta is exceptionally strong. Quetta brings a seasoned management team with a proven track record of successful acquisitions and operational turnaround in sectors related to advanced manufacturing and technology-driven industries. Their expertise and network are expected to complement QUAD’s established strengths in research and development, vertical integration, and market penetration. This partnership is anticipated to generate significant operational synergies by combining QUAD’s robust product portfolio and technological capabilities with Quetta’s strategic insights and market access. The integration is expected to streamline operations, eliminate redundancies, and foster a culture of innovation that will drive future product development and competitive differentiation in the automotive film sector.

Furthermore, the combination is in line with QUAD’s long-term strategic objectives, which include expanding its distribution network, penetrating new markets, and strengthening its closed-loop business model. By consolidating overlapping functions and leveraging Quetta’s public market platform, the merged entity will enjoy improved supply chain efficiencies, stronger pricing power, and enhanced customer service. These improvements will not only reduce operating costs but also increase the company’s competitive advantage in an industry where technological advancements and market responsiveness are critical to success.

Required Vote

Approval of the Acquisition Merger Proposal requires the affirmative vote of the holders of a majority of the QETA Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Acquisition Merger Proposal is conditioned upon the adoption of the Redomestication Merger Proposal. It is important for you to note that in the event that either of the Redomestication Merger Proposal or the Acquisition Merger Proposal is not approved, then Quetta will not consummate the Business Combination.

The Initial Shareholders have agreed to vote any QETA Common Stock owned by them in favor of the Acquisition Merger Proposal. The Acquisition Merger Proposal is not structured so that approval of at least a majority of unaffiliated QETA shareholders is required. No unaffiliated representative has been retained to act solely on behalf of the QETA stockholders for purposes of negotiating the terms of the Merger Agreement on their behalf and/or preparing a report concerning the approval of the Business Combination.

Recommendation of the Board

After careful consideration, the Board determined that the Acquisition Merger forming part of the Business Combination with QUAD is in the best interests of Quetta and its stockholders. On the basis of the foregoing, the Board has approved and declared advisable the Business Combination with QUAD and recommends that you vote or give instructions to vote “FOR” the Acquisition Merger Proposal.

The existence of financial and personal interests of one or more of Quetta’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Quetta and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Quetta’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

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PROPOSAL NO. 3:

THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of PubCo Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the PubCo Ordinary Shares for the five trading days immediately preceding the signing of the binding agreement, if the number of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) to be issued equals to 20% or more of the PubCo Ordinary Shares, or 20% or more of the voting power, outstanding before the issuance.

Reasons for the Nasdaq Proposal

In consideration of the Acquisition Merger, PubCo will issue up to 30,000,000 PubCo Ordinary Shares with a deemed price per share US$10.00 to the QUAD Shareholders. Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of PubCo’s outstanding ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of Quetta, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a), (b) and (d).

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, up to an aggregate of 30,000,000 PubCo Ordinary Shares may be issued in connection with the Business Combination.

The issuance of the PubCo Ordinary Shares described above would result in significant dilution to our stockholders, and result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Combined Company.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of holders of a majority of the QETA Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Abstentions and broker non-votes will have no effect with respect to the approval of this proposal.

This Proposal is conditioned upon the approval of the Redomestication Merger Proposal and the Acquisition Merger Proposal. If the Redomestication Merger Proposal and the Acquisition Merger Proposal are not approved, Proposal No. 3 will have no effect even if approved by our stockholders.

The Initial Shareholders intend to vote any QETA Common Stock owned by them in favor of the Nasdaq Proposal.

Board Recommendation

The Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

The existence of financial and personal interests of one or more of Quetta’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Quetta and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Quetta’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

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PROPOSAL NO. 4:

THE GOVERNANCE PROPOSAL

Overview

We are asking our stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the PubCo Amended and Restated Memorandum and Articles of Association, which will be adopted by PubCo upon the effective time of the Redomestication Merger. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals are not binding on Quetta or our Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposal.

Governance Proposal

The following is a summary of the material differences between our Current Charter and the PubCo Amended and Restated Memorandum and Articles of Association applicable to the Governance Proposal. This summary is qualified by reference to the complete text of the PubCo Amended and Restated Memorandum and Articles of Association, a copy of which is attached to this proxy statement as Annex B. We urge all stockholders to read the PubCo Amended and Restated Memorandum and Articles of Association in their entirety for a more complete description of its terms.

Governance Proposal A — The Redomestication Merger	To approve the merger of Quetta with and into PubCo, its wholly owned Cayman Islands subsidiary, with PubCo surviving the merger.

Governance Proposal B — The Acquisition Merger	To approve the authorization for PubCo Board complete the merger of Merger Sub with and into QUAD, resulting in QUAD being the surviving company and becoming a wholly owned subsidiary of PubCo.

Governance Proposal C — Authorized Ordinary Shares	The Current Charter authorizes the issuance of up to 20,000,000 shares of Common Stock, par value $0.0001 per share, whereas PubCo Amended and Restated Memorandum and Articles of Association authorizes 500,000,000 ordinary shares of a par value of $0.0001 each, comprising (a) 400,000,000 class A ordinary shares of a par value of $0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of $0.0001 each.

Governance Proposal — Provisions Applicable to Blank Check Companies	Under the Current Charter, Article Six sets forth various provisions related to Quetta’s operation as a blank check company prior to the consummation of an initial business combination, whereas PubCo Amended and Restated Memorandum and Articles of Association does not include these blank check company provisions. In addition, the Current Charter provisions requiring that the proceeds from the IPO be held in a trust account until a business combination or liquidation of Quetta and the terms governing the consummation of a proposed business combination are not present in PubCo Amended and Restated Memorandum and Articles of Association.

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Reasons for the Governance Proposal

The Redomestication Merger

The purpose of the Redomestication Merger is to establish an exempted company incorporated under the laws of the Cayman Islands with limited liability as the parent entity of QUAD that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Redomestication Merger, the stockholders of Quetta will no longer be stockholders of Quetta. The stockholders of Quetta (other than the stockholders of Quetta who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. Accordingly, the Board has determined that the Redomestication Merger forming part of the Business Combination with QUAD is in the best interests of Quetta and its stockholders.

The Acquisition Merger

The Board considered a wide variety of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement, including but not limited to, following material factors described in “Proposal No. 2: — The Acquisition Merger Proposal — The Board’s Reasons for Approving the Business Combination”.

After careful consideration, the Board determined that the Acquisition Merger forming part of the Business Combination with QUAD is in the best interests of Quetta and its stockholders. See the section titled “Proposal No. 2: — The Acquisition Merger Proposal — The Board’s Reasons for Approving the Business Combination” for additional information.

Provisions Applicable to Blank Check Companies

The elimination of certain provisions related to Quetta’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the PubCo Amended and Restated Memorandum and Articles of Association does not include the requirement to dissolve the combined entity after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in the Current Charter require that proceeds from the IPO be held in the trust account until a business combination or liquidation of Quetta has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the PubCo Amended and Restated Memorandum and Articles of Association.

Vote Required for Approval

The Governance Proposal, which is a non-binding vote, assuming that a quorum is present at the Special Meeting, will be approved only if holders of at least a majority of the issued and outstanding Common Stock present in person or represented by proxy and entitled to vote at the Special Meeting vote “FOR” each of the Governance Proposal. Accordingly, a stockholder’s failure to vote during the Special Meeting or by proxy, a broker non-vote or an abstention have no effect on the Governance Proposal.

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As discussed above, the Governance Proposal is advisory votes and therefore are not binding on Quetta or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposal. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the PubCo Amended and Restated Memorandum and Articles of Association will be the charter of the combined company upon consummation of the Business Combination.

The Initial Shareholders intend to vote any QETA Common Stock owned by them in favor of the Governance Proposal.

Board Recommendation

The Board recommends a vote “FOR” adoption of the Governance Proposal.

The existence of financial and personal interests of one or more of Quetta’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Quetta and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Quetta’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 5:

THE DIRECTOR APPROVAL PROPOSAL

Summary of the Proposal

In connection with the Business Combination, Quetta and QUAD have agreed that PubCo shall approve the number of members of the PubCo Board to be five (5), three (3) of whom shall be independent directors under the Securities Act and the Nasdaq rules.

The Board is proposing the approval of the following five (5) individuals, each effective from the consummation of the Business Combination and who will constitute all the members of the PubCo Board: Junan Ke, Ni Ke, Qi Gong, Gaofeng Chen and Xiaoqi He. Each of Qi Gong, Gaofeng Chen and Xiaoqi He is expected to qualify as an independent director under the Securities Act and the Nasdaq rules.

The nominees have consented to being named herein and has indicated his or her intention to serve as directors, if approved. The Board has no reason to believe that the nominees would be unable or unwilling to serve if approved.

Biographical information for the nominees is provided below in the section entitled “PubCo’s Directors and Executive Officers after the Business Combination.”

Required Vote

The approval of the Director Approval Proposal requires the affirmative vote of the holders of a majority of the QETA Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Director Approval Proposal is conditioned upon the adoption of the Redomestication Merger Proposal the Acquisition Merger Proposal.

The Initial Shareholders intend to vote any QETA Common Stock owned by them in favor of the Director Approval Proposal.

Recommendation of the Board

The Board recommends a vote “FOR” adoption of the Director Approval Proposal.

The existence of financial and personal interests of one or more of Quetta’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Quetta and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, Quetta’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

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PROPOSAL NO. 6:

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Quetta’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Redomestication Merger Proposal or the Acquisition Merger Proposal. In no event will the Quetta Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Current Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Quetta’s stockholders, the Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Redomestication Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal and the Governance Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by the end of the Combination Period, we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public stockholders.

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Redomestication Merger and the Acquisition Merger, the Board may adjourn the Special Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Quetta seek adjournment which would result in soliciting of proxies, having a stockholder vote, or otherwise consummating a business combination after July 10, 2025 (or such later date through October 10, 2026 that QETA decides to extend).

Required Vote for Approval

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the QETA Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

The Initial Shareholders intend to vote any QETA Common Stock owned by them in favor of the Adjournment Proposal.

Recommendation of the Board

The Board recommends a vote “FOR” adoption of the Adjournment Proposal.

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INDUSTRY OVERVIEW

The automotive film industry encompasses a broad range of products designed to protect, enhance, and personalize vehicles. These films are applied to both the interior and exterior surfaces of vehicles and serve multiple purposes, from reducing heat and glare to protecting paint from scratches and chips. The primary categories in the market include window tinting films, paint protection films (PPF), and automotive wrap films. Traditionally, these films have been manufactured using materials such as polyvinyl chloride (PVC) and, more recently, thermoplastic polyurethane (TPU), which offers enhanced durability, optical clarity, and self-healing properties. As automotive design evolves and consumers demand higher levels of protection and customization, automotive films are increasingly viewed not merely as aftermarket accessories but as essential components integrated into the overall vehicle design.

Market Size and Growth

According to Grand View Research, the global automotive film market was valued at approximately USD 7.30 billion in 2023 and is projected to grow at a compound annual growth rate (CAGR) of around 7.1% from 2024 to 2030, reaching nearly USD 11.7 billion by 2030 [Source: Grand View Research (https://www.grandviewresearch.com/industry-analysis/automotive-film-market?utm_source=chatgpt.com)]. This growth is fueled by several factors, including rising vehicle sales, increased consumer focus on aftermarket enhancements, and a growing awareness of the benefits of automotive films. In addition, the Asia-Pacific region, particularly China, plays a pivotal role in these dynamics. For instance, the Chinese market for automotive paint protection films has exceeded ¥30 billion (approximately USD 4.6 billion) in value, driven by the rapid expansion of the passenger vehicle market and risen consumer demand for vehicle protection and personalization [Source: Grand View Research].

In regional terms, while North America and Europe remain significant markets due to high per-capita vehicle ownership and stringent safety standards, Asia-Pacific is emerging as the fastest-growing region. In China, research indicates that the penetration rate of paint protection films has been rising steadily in major urban areas. For example, in 2023, penetration rates reached 21% in super-large cities and 13% in first-tier cities, with new energy vehicles (NEVs) exhibiting an application rate of approximately 15% [Source: Industry reports referenced on Chinese market analysis platforms on Acqiche (https://www.acqiche.com/m/news/40079.html?utm_source=chatgpt.com)].

Product Segmentation

The automotive film market is segmented into several key product categories:

1. Window Tinting Films: These films are applied to vehicle windows to reduce glare, block up to 99% of harmful ultraviolet (UV) rays, and enhance privacy. Innovations in this segment have led to the development of advanced nano-ceramic films that offer superior heat rejection while maintaining high visible light transmission. Market research from Grand View Research estimates that the global window tinting film market was valued at USD 3.62 billion in 2023 and is expected to grow at a CAGR of 5.2% over the coming years [Source: Grand View Research (https://www.grandviewresearch.com/industry-analysis/automotive-tinting-film-market?utm_source=chatgpt.com)].

2. Paint Protection Films (PPF): PPFs are transparent films designed to protect the vehicle’s paintwork from minor abrasions, rock chips, and environmental contaminants. Recent technological innovations have seen the adoption of TPU-based PPFs, which offer enhanced self-healing properties and longevity compared to traditional PVC-based films. The global market for paint protection films was valued at approximately USD 477.8 million in 2023 and is expected to reach USD 739.4 million by 2030, growing at a CAGR of 5.6% [Source: MarketsandMarkets (https://www.marketsandmarkets.com/Market-Reports/paint-protection-films-market-4118847.html?utm_source=chatgpt.com)].

3. Automotive Wrap Films: These films are primarily used for vehicle branding and aesthetic customization. They allow for a complete color change or the application of intricate designs and graphics without the expense of a full repaint. This segment caters to both individual consumers and commercial fleets looking to promote brand identity through customized vehicle wraps.

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4. Niche and Specialty Films: In addition to the primary categories, there is a growing market for films that combine multiple functionalities. These include films that offer heat insulation, antimicrobial properties, and even electromagnetic interference (EMI) shielding. Such products are particularly appealing in luxury and high-end vehicle segments where multifunctional performance is a key differentiator.

Technological Advancements

Technological innovation is a major driver in the automotive film industry. Over the past decade, there has been a notable shift from conventional materials such as PVC to advanced polymers like TPU. TPU offers superior elasticity, durability, and clarity, making it the material of choice for high-performance paint protection films. One of the most significant innovations in this space is the development of self-healing films. These films can automatically repair minor scratches and abrasions, thereby extending the life of the protective layer and maintaining the aesthetic appeal of the vehicle over time.

Manufacturers are also increasingly adopting multi-layer film technologies. For example, a typical advanced PPF might consist of a base layer for adhesion, one or more intermediate layers that provide thermal and impact resistance, and a top layer with self-healing properties. Some companies are even incorporating nanotechnology into these layers. The integration of these cutting-edge technologies not only enhances the performance of the films but also allows manufacturers to differentiate their products in a competitive market [Source: MarketsandMarkets; Mordor Intelligence (https://www.mordorintelligence.com/industry-reports/automotive-films-market?utm_source=chatgpt.com)].

Advancements in digital manufacturing processes have also contributed significantly to product quality and cost efficiency. Modern production techniques, such as roll-to-roll processing and automated lamination, have increased production speeds while minimizing material waste. Automation in cutting, coating, and quality control ensures that films meet stringent performance criteria. As a result, automotive films today are more consistent in terms of thickness, durability, and optical performance than ever before, which is crucial for both OEM applications and aftermarket installations.

Market Drivers

Several factors are driving the growth of the automotive film industry:

●	Rising Vehicle Sales and Customization Trends: The global automotive market is expanding rapidly, particularly in emerging economies such as China and India. With increasing vehicle sales, there is a larger pool of potential customers. Additionally, the trend toward vehicle customization where consumers seek to personalize their vehicles’ appearance to further fuels demand for automotive films. These films not only protect the vehicle but also allow for unique aesthetic expressions, thereby increasing their appeal.

●	Increased Consumer Awareness of UV Protection and Heat Reduction: Growing awareness about the harmful effects of UV radiation has led consumers to invest in window tinting films, which protect the vehicle’s interior and reduce the need for air conditioning. This, in turn, leads to energy savings and improved passenger comfort. The awareness campaign for such benefits has been amplified by digital media and automotive shows, contributing to higher adoption rates.

●	Technological Innovations: Continuous advancements in film materials such as the development of self-healing and multi-layered films have improved the functional attributes of automotive films. These technological innovations make the films more effective at protecting vehicle surfaces and add value in terms of durability and longevity. In addition, manufacturers’ investments in automation and digital tools have streamlined the production process and reduced overall costs.

●	Government Regulations and Safety Standards: Regulatory factors also play a significant role in the automotive film industry. In many regions, including the United States and Europe, automotive films must comply with specific safety standards related to visible light transmission, UV protection, and fire resistance. Compliance with these regulations ensures that the films are not only effective but also safe for consumers. In China, stricter regulations and quality standards are gradually being enforced, pushing manufacturers to innovate and maintain high product quality.

●	Rising Disposable Incomes and Consumer Spending: As disposable incomes rise, particularly in developing markets, consumers are increasingly willing to spend on non-essential vehicle accessories. Automotive films, which enhance both the functionality and aesthetics of a vehicle, benefit directly from this trend. This is especially true for premium and luxury segments, where vehicle owners are more likely to invest in advanced protection and customization options.

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Future Outlook and Trends

Looking ahead, the automotive film industry is poised for substantial growth, driven by several converging trends. First, the rapid expansion of the global automotive market especially in emerging economies will continue to drive demand for vehicle protection and customization solutions. As more vehicles are produced and sold, the need to protect these investments will grow, leading to higher adoption rates of both window tinting and paint protection films.

Second, technological innovations are set to redefine the industry landscape. The development of self-healing films, intelligent multilayer coatings, and eco-friendly materials will likely push the performance boundaries of automotive films. Manufacturers that can harness these innovations and integrate them into scalable production processes will capture significant market share. Moreover, the integration of digital tools, such as automated cutting systems and proprietary software platforms, will further streamline operations and reduce production costs, enhancing overall profitability [Source: Mordor Intelligence (https://www.mordorintelligence.com/industry-reports/automotive-films-market?utm_source=chatgpt.com)].

Third, sustainability is emerging as a key driver in consumer decision-making and regulatory policy. As environmental concerns take center stage globally, manufacturers are under increasing pressure to adopt greener production practices and develop products that have a lower environmental impact. This trend is expected to drive innovations in raw material sourcing, production techniques, and recycling initiatives, thereby reshaping the competitive landscape in favor of companies that prioritize sustainability.

Digital transformation is another critical trend. The proliferation of e-commerce platforms, social media marketing, and advanced customer relationship management (CRM) systems is changing how automotive films are marketed and sold. In China, the rapid growth of digital advertising and mobile commerce has enabled manufacturers to reach a broader audience with greater efficiency. Through targeted digital marketing campaigns and enhanced online sales channels, companies can achieve higher conversion rates and build stronger brand loyalty. This digital shift is expected to continue, influencing both consumer behavior and competitive strategies across the industry.

Finally, the shift toward new energy vehicles (NEVs) presents a unique opportunity for the automotive film industry. NEVs often feature design elements—such as panoramic glass roofs—that require specialized film solutions for thermal insulation and UV protection. As the NEV market expands globally, manufacturers that adapt their product lines to meet the specific needs of electric vehicles will be well-positioned to benefit from this growth. The demand for high-performance, multifunctional films in the NEV segment is anticipated to rise significantly in the coming years.

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BUSINESS OF QUAD

Unless the context requires otherwise, all references in this section to “QUAD,” the “Company,” “we,” “us” or “our” refers to KM QUAD and its subsidiaries prior to the consummation of the Business Combination.

Company Overview

QUAD is a developer, manufacturer, and distributor of high-performance automotive films, with a core focus on paint protection films and window tinting films. Established in 2016 in Jiujiang, China, QUAD builds on years of industry experience and expertise in advanced materials and automotive film applications. QUAD operates a comprehensive, “closed-loop” business model encompassing in-house R&D, vertically integrated manufacturing, a matrix of specialized brands and a multi-channel distribution network. This integrated approach to the value chain enables QUAD to control product quality, drive technological innovation, and respond swiftly to market demands.

QUAD’s mission is to enhance and protect the beauty and durability of every vehicle through innovative, high-quality automotive protective films and window tints. QUAD is committed to delivering superior protection solutions that combine cutting-edge technology, practical features, aesthetic appeal, and durability, ensuring our customers’ vehicles are safeguarded from the elements while enhancing their style and performance.

QUAD generate revenue by produce and sell its film products under mainly four categories, automotive paint protection films, automotive window films, electrically conductive films and automotive multi-color films. In addition, QUAD also sell a few raw materials, semi-finished products and customized products according to clients’ needs.

With a clear trend of personalization needs brought by young generation, more car owners tend to use colored wraps, unique patterns, and different tint shades to stand out. Additionally, environmental and energy considerations are driving film adoption; high-quality window films that reduce heat can improve fuel efficiency or electric vehicles (EV) range by lowering the load on air conditioning, which appeals to eco-conscious drivers. QUAD’s product strategy aligns with these trends by offering both protection and customization features. QUAD also provide window tint products of strong anti-solar features to reduce EV energy consumption and provide better riding comfort.

QUAD sells its products through a combination of channels, with a structured approach to extensively reach the large and fragmented China market. QUAD has built a robust distribution network anchored by a franchise model for retail installation shops, providing products available at over 300 franchised stores and authorized dealers across more than 200 cities in China. These franchised outlets often branded as service centers or car styling shops serve as the primary interface with car owners who seek paint protection or window tinting services. QUAD also cooperates directly with automotive OEMs or car brand dealers to supply exclusive film products for their models. QUAD is also actively exploring ways to expand sales channels and directly sell automotive film products through new media tools such as e-commerce and social networks.

QUAD employs a comprehensive brand strategy by offering multiple film product lines under a matrix of 3 distinct brands, each addressing specific market segments and consumer preferences from high-end market to cost-effective products. Through active participation in automotive shows, strategic OEM collaborations, and targeted digital campaigns, QUAD elevates brand recognition and positions itself as a trusted source of high-performance automotive films.

QUAD attaches great importance to research and development (R&D), maintaining a dedicated center staffed by researchers and engineers specializing in polymer chemistry, materials science, product development and process engineering. QUAD actively develops new product series while continually upgrading existing lines with better clarity, durability, and ease of installation.

QUAD’s manufacturing capability centers on a large-scale production campus in Jiujiang, China, encompassing approximately 33 acres and equipped with automated lines for product output. QUAD integrates advanced equipment, streamlined manufacturing process as well as strict quality management to achieve consistent competitiveness of volume, quality and cost, to meet the demands by various customers. The vertically integrated manufacturing model not only lowers cost and mitigates supply chain risks but also provides a strong foundation for continues product innovation.

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In addition to serving the automotive aftermarket, QUAD is planning to deliver QUAD film products across diverse industries including aerospace, electronics, construction, and even furniture and battery applications. QUAD is also actively expanding overseas markets. In addition to export trade, QUAD plans to develop a distribution network in Southeast Asia and establish production and operation capabilities in the United States, leveraging the performance and cost advantages of its products to open up overseas markets.

QUAD generates revenue through five categories as: automotive window tints, automotive paint protection films, automotive multi-color films, electrically conductive films and others. Over the past two years, for the years ended 2023 and 2024, QUAD recorded total revenues of $57,931,890 and $30,342,238, respectively, with net income of $5,328,081 and net loss of $3,738,938, respectively. The decline in financial performance is due to consumers becoming more cautious in their spending in the automotive aftermarket and changes in their spending behaviors on automotive films. To restore financial resilience and stability, QUAD is changing its product focus, and will actively expand applications beyond automotive films and penetrate into overseas markets.

Principal Markets and Revenue Breakdown

QUAD operates primarily in the automotive film industry, with a strong presence in the Chinese domestic market and an emerging presence in select international regions. QUAD competes in two main product categories:

●	Automotive Window Tints: Films designed to block solar heat, glare, and ultraviolet radiation while enhancing safety and aesthetics.
●	Paint Protection Films (PPF): Transparent thermoplastic polyurethane (TPU) films applied to vehicle surfaces to protect against chips, scratches, and environmental damage.

For the year ended 2024, total revenue was approximately $30.3 million, main product lines broken down as follows:

●	Paint Protection Films: $17.5 million (57.56%)
●	Automotive Window Tints: $9.3 million (30.78%)

In 2024, by geographic market, QUAD’s business is concentrated in China:

●	China: $30.06 million (99.06%)
●	Overseas: $0.28 million (0.94%)

In 2023, 99.83% of revenue was generated in China and 0.17% overseas. This geographic distribution reflects the QUAD’s extensive domestic distribution network and partnerships with automotive OEMs. As part of its global growth strategy, QUAD is expanding its overseas sales and distribution capabilities.

Competitive Strength

Closed-Loop Business Model

QUAD supports every phase of film development, manufacturing, and distribution under one organizational framework, creating a fully integrated, closed-loop structure. From in-house R&D and raw-material processing to automated production lines and dedicated sales channels, this model ensures consistent quality control, efficient resource usage, and rapid response to evolving market demands. It also positions QUAD to minimize supply chain disruptions, optimize costs, and seamlessly coordinate product rollouts or technology upgrades. By operating all core functions within a single framework, QUAD maintains a high degree of oversight over production standards and innovation initiatives, forming a strong competitive edge in the automotive film industry.

R&D Capability and Consistent Product Development

An extensive research and development program underpins QUAD’s competitive position, focusing on advanced polymer formulations and nanotechnology-driven coatings for better film performance. By closely integrating R&D with production teams, QUAD can quickly convert pioneering ideas from new self-healing properties to signal-enhancing films into commercially viable products as new product development as well as existing product updates. These efforts support QUAD’s commitment to fostering innovation as a long-term growth driver.

Established Sales Network

QUAD’s extensive franchise and dealership relationships throughout China, combined with a growing presence in overseas markets, underscore QUAD’s robust sales and distribution structure. Leveraging a well-organized franchise model, QUAD delivers training and support to a broad installer base, ensuring reliable product availability and consistent installation quality. In addition to forging partnerships with independent automotive aftermarket shops, QUAD also maintains direct agreements with automotive OEMs and 4S dealerships, embedding its film products at key points in the vehicle supply chain.

Balanced Brand Matrix

By segmenting its offerings into multiple, carefully curated brands, QUAD addresses varying consumer and commercial requirements without diluting the distinct identity of each product line. These brands cater to a wide spectrum of price points, feature sets, and market segments ranging from premium, technology-driven films to more cost-effective solutions, ensuring that customers across different budgets and preferences can find suitably high-performance products. QUAD supports each brand through a focused marketing and distribution approach, fostering strong reputations while reinforcing its overall presence in the industry. This strategic brand layering facilitates targeted sales campaigns, product differentiation, and stable market positioning, even in the face of heightened global competition.

Deep Understanding of Industry and Customer Needs

QUAD’s management and development teams collectively offer decades of industry experience, translating into a keen awareness of shifting consumer expectations and automotive decoration trends. By proactively studying emerging film technologies, QUAD aligns its film solutions with evolving EV OEM specifications and end-user requirements. Regular feedback loops with installers, dealers, and consumers enable QUAD to refine or tailor product features, such as improved self-healing topcoats or enhanced UV protection, in response to real-world usage. This nuanced, insight-driven approach ensures that QUAD’s products continuously adapt to market changes and effectively address the everyday challenges faced by car owners, car beauty and repair shops, and major automotive brands.

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QUAD’s Business Strategies

Expansion of Manufacturing Capabilities and Global Footprint

QUAD is actively expanding its manufacturing footprint to strengthen production capacity and reduce supply chain risks. While its primary factory in Jiujiang, China, remains the core of operations, QUAD is investing in new facilities, including a planned North American production site to better serve overseas markets.

In connection with QUAD’s strategic objective to serve key overseas markets more efficiently, QUAD has planned to construct a new, purpose-built production and distribution facility in the United States. This factory, tentatively located in the Las Vegas, will house polyurethane film extrusion, coating, curing, and automated slitting operations, replicating the core capabilities of our Jiujiang campus at U.S. scale.

QUAD’s U.S. facility is designed to (i) localize production for the North American market, (ii) shorten lead times and logistics costs for our U.S. distributors and potential OEM partners, and (iii) support QUAD’s planned international expansion strategy. The plant will include two (2) to three (3) automated production lines and an on-site quality-assurance laboratory to ensure that film formulations can be rapidly prototyped and validated under U.S. regulatory standards.

Total capital expenditures for the project are projected at USD 15 million, allocated as follows:

●	Land and site preparation: USD 2 million.
●	Facility construction and utilities installation: USD 7 million.
●	Production equipment and automation systems: USD 5 million.
●	Contingency and commissioning: USD 1 million.

As of the date of this prospectus, QUAD has not yet made any payments related to the plan. QUAD is in process of preliminary research on land, factory and equipment, policies and regulations.

The U.S. facility will be financed primarily through the proceeds and private investment in public equity (“PIPE”) of the business combination with Quetta. QUAD will also raise funds through secondary offering or loans after de-SPAC based on actual circumstances.

The estimated timeline of the facility is to start of site work on the fourth quarter of 2025 and completion of commercial production by the fourth quarter of 2026 or the first quarter of 2027. However, the company’s factory establishment plan may also change depending on the actual de-SPAC process or financing situation.

Upon reaching full operational capacity, the U.S. facility is expected to add approximately 12 million m² of annual film output. This incremental capacity will meet the demand in North America, reducing reliance on exports and supporting key OEM and aftermarket channels.

This expansion will allow QUAD to localize production, shorten delivery times, and enhance product customization for regional markets. By integrating automation and proprietary process innovations, QUAD aims to scale efficiently while maintaining stringent quality standards and cost controls.

Continuous Innovation and R&D Investment

A key pillar of QUAD’s strategy is sustained investment in research and development to maintain technological leadership in the automotive film industry. QUAD is focused on advancing its TPU film chemistry, improving self-healing and stain-resistant coatings, and integrating functional enhancements such as signal-friendly and energy-efficient films. Strategic collaborations with universities and research institutes further accelerate its innovation pipeline, ensuring that QUAD consistently delivers cutting-edge solutions that align with evolving automotive design trends and consumer preferences.

Strengthening Sales and Distribution Networks

QUAD is enhancing its sales reach through a multi-tiered distribution strategy that includes a growing network of franchise stores, dealership partnerships, and international distributors. By supporting its franchisees with training programs and marketing assistance, QUAD ensures consistent service quality and customer satisfaction. Additionally, QUAD is expanding its collaborations with OEMs and 4S dealerships to embed its films into factory and dealership offerings, securing early access to vehicle owners who are most likely to invest in protection and tinting solutions. QUAD is also actively expanding overseas markets with solid plans to develop a distribution network in Southeast Asia and establish sales network in the United States.

Diversification of Product Portfolio and Brand Positioning

QUAD is broadening its product range to capture a wider share of the automotive and industrial film markets. QUAD continues to refine its paint protection and window films while introducing specialty solutions such as decorative, anti-glare, and energy-efficient coatings. QUAD is also planning to deliver QUAD film products across diverse industries including aerospace, electronics, construction, and even furniture and battery applications. This diversification is paired with a well-structured brand matrix that segments its offerings across premium, mid-range, and value-driven customer segments. By catering to varied consumer and industry needs, QUAD enhances market penetration across different demographics and application types.

Digital Transformation and Enhanced Customer Engagement

To complement its physical product offerings, QUAD is investing in digital solutions that improve efficiency and customer experience. QUAD is under development of its proprietary film-cutting software, which allows installers to pre-cut patterns with precision, which will continuously updated with new features and an expanding vehicle database. Additionally, QUAD is leveraging digital marketing, social media engagement, and e-commerce platforms to drive brand awareness and increase direct-to-consumer outreach. These efforts enhance customer accessibility while strengthening QUAD’s position as a technologically advanced leader in the automotive film industry.

Closed-Loop Business Model

QUAD operates a closed-loop business model, integrating every stage of its value chain from research and development to manufacturing, branding, distribution, and after-sales support, within a single, highly coordinated framework. This vertically integrated structure allows QUAD to maintain strict control over product quality, innovation, and cost efficiency, ensuring seamless alignment between its technological advancements and market demands. Unlike competitors that rely on third-party manufacturers or distributors, QUAD designs, develops, and produces its own paint protection films, window tints, and specialty coatings using materials and processes. This autonomy in manufacturing not only ensures consistency in product performance but also enables rapid adaptation to evolving automotive trends.

At the heart of QUAD’s closed-loop model is its in-house R&D and production infrastructure, which drives continuous improvement in film chemistry, production technology, and application processes. QUAD’s vertically integrated supply chain secures critical raw materials, including TPU resins and high-performance adhesives, allowing it to reduce reliance on external suppliers while maintaining cost competitiveness. Furthermore, QUAD controls its sales channels through a structured franchise model, dealership collaborations, and direct distribution partnerships, ensuring that its products reach customers through trained and certified installers who uphold the brand’s quality standards. This closed-loop approach extends beyond the point of sales which QUAD provides ongoing technical training and customer service support to ensure a superior ownership experience, reinforcing customer loyalty and brand trust.

By maintaining end-to-end oversight across its entire business ecosystem, QUAD benefits from enhanced scalability, operational efficiency, and long-term sustainability. QUAD’s ability to self-regulate production volume based on demand forecasts helps mitigate inventory risks while maximizing production efficiency. Additionally, QUAD’s closed-loop structure positions it to expand seamlessly into international markets by replicating its proven manufacturing and distribution framework in new regions. This comprehensive, self-sufficient model not only differentiates QUAD from competitors but also ensures QUAD’s ability to innovate, scale, and adapt in an increasingly competitive global automotive film industry.

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QUAD Product Lines

QUAD offers a broad portfolio of products that cover virtually the entire spectrum of automotive film needs, as well as related applications. The QUAD products lines include four product categories as:

1.	Automotive Paint Protection Films: One of the QUAD principal products include which often referred to as “invisible car covers” that are clear, durable polyurethane films applied to a vehicle’s painted surfaces to guard against rock chips, scratches, bug acids, and other environmental damage. QUAD’s Automotive Paint Protection Films products utilize advanced aliphatic thermoplastic polyurethane technology for superior performance that the films are highly transparent and glossy, with self-healing top-coats that can absorb minor abrasions and then return to their original smooth finish. QUAD has pioneered a multi-layer TPU film construction which enhances protection without sacrificing clarity. These paint protection films are engineered for longevity resisting yellowing or cracking over years of exposure and carry extended warranties, reflecting their quality. For the years ended 2023 and 2024, the revenue of Automotive Paint Protection Films was $39,876,693 and $17,465,203, accounting for 68.83% and 57.56% of the total revenue respectively.

2.	Automotive Multi-Color Films: In addition to standard clear Automotive Paint Protection Films, QUAD produces color and textured film options under the category of Automotive Multi-Color Films that allow customers to change the appearance of their vehicles while still protecting the paint. The multi-color film employs an advanced metallic vacuum-spraying process to infuse pigments and finishes into the protective film. This enables a range of styles from matte or glossy colors to unique texture effects, giving car enthusiasts the ability to personalize their vehicles without repainting. These colored protection films preserve the “like-new” condition of the original paint beneath and can be cleanly removed later without damage, all while offering the same scratch resistance and self-healing properties as clear Automotive Paint Protection Films. For the years ended 2023 and 2024, the revenue of Automotive Multi-Color Films was $2,607,863 and $1,186,661, accounting for 4.50% and 3.91% of the total revenue respectively.

3.	Automotive Window Tints: Complementing its paint protection line, QUAD manufactures a range of automotive window tinting films designed to improve comfort, safety, and style. In addition to regular glass protection, QUAD window tints are also built with safety features, using thick multilayer constructions that can hold shattered glass together in the event of an accident or impact. To meet the demands of customers and the trends of vehicle markets, QUAD’s window tints have different series as:

● Anti-Solar Films: The Anti-Solar Films are applied to vehicle windows to reduce solar heat gain, block ultraviolet (UV) radiation, and diminish glare. QUAD’s window films are engineered with advanced coatings technologies including nano-ceramic layers and metallic thin-films to achieve high infrared heat rejection and nearly 99% UV filtration without impairing visibility. QUAD utilizes a vacuum magnetron sputtering process in production, depositing metallic or ceramic particles in precise layers, which yields films with exceptional performance and durability. Unlike traditional tints, these sputtered or nano-ceramic films do not fade over time and can maintain a neutral, clear appearance while providing significant cooling, thus meeting the strict optical clarity regulations in many markets.

● Signal Enhancement Films: QUAD has also developed Signal Enhancement Window Films, a newer category of automotive film aimed at solving a modern concern that some metallized window tints or protective coatings can interfere with radio, cellular, or keyless entry signals. QUAD’s signal-friendly films use nano-film lithography technology to maintain or even improve in-cabin signal transmission. This technology is especially valuable as vehicles become increasingly connected with various electronic devices. By offering a film that enhances signal clarity while still providing heat and UV protection, QUAD addresses a niche but important demand among tech-conscious drivers.

● Stary Pattern Films: QUAD’s innovative “Starry Pattern” films incorporate decorative light-responsive patterns using a laser “light carving” technique that remain transparent under normal conditions but reveal a subtle design when illuminated at night. Such products blend aesthetic enhancement with the protective function which usually applied on the vehicle roof glass, catering to a growing consumer trend for vehicle interior personalization.

For the years ended 2023 and 2024, the revenue of Automotive Window Tints was $14,210,867 and $9,338,952, accounting for 24.54% and 30.78% of the total revenue respectively.

4.	Electrically Conductive Films: QUAD also produce a small amount of electrically conductive films which are usually integrated into furniture and interior design to enhance functionality, aesthetics, and user experience. These films, typically composed of transparent conductive materials such as indium tin oxide (ITO), silver nanowires, or carbon-based coatings, enable a variety of interactive and smart surface applications. Usually, these conductive films are being used in electromagnetic shielding applications within office and hotel interior decoration, enabling electronically controlled shading or dynamic lighting effects. For the years ended 2023 and 2024, the revenue of Electrically Conductive Films was $63,404 and $64,494, accounting for 0.11% and 0.21% of the total revenue respectively.

Others: In addition to its primary business of manufacturing and selling finished automotive films, a limited portion of QUAD’s revenue is derived from raw materials and semi-finished products to its distribution and franchise partners, as well as to OEMs and select third-party converters.

●	Thermoplastic Polyurethane (TPU) Resin Pellets: QUAD produces and sells custom TPU resin formulations engineered for optimal clarity, flexibility, and self-healing properties to downstream converters who cast or extrude basic film substrates.
●	Laminated Film Rolls: These are intermediate products comprising films pre-laminated with adhesive layers, intended for local die–cutting or slitting.
●	Coated and Cured Film Stock: QUAD supplies rolls of film that have received one or more functional coatings and have undergone initial curing, but await final slitting to customer-specified widths or pre-cut patterns.

Sometimes QUAD also purchases some finished products or customized products from affiliated companies according to business requirements and sells them to customers. This category that does not belong to QUAD’s main product lines and is classified as Others. For the years ended 2023 and 2024, the revenue from the “Others” category—which includes these product types—was $1,173,063 and $2,286,928, respectively, representing 2.02% and 7.54% of total revenue.

Beyond automotive applications, QUAD plans to leverages its film technologies for broader uses. It plans to produces architectural films for building windows and glass facades, applying the same expertise in solar control and shatter resistance to improve energy efficiency and safety in homes and commercial buildings. These architectural films help reduce interior fading and cooling costs, similarly blocking UV and infrared light, and are marketed to property owners and facility managers. QUAD also plan to adapt its film technology into lithium battery manufacturing to replace traditional metal foil to reduce weight and cost of the battery.

All of QUAD’s products are characterized by their emphasis on durability, clarity, and performance. Usually, QUAD’s products provide a 5 to 10-year warranty. QUAD prides itself on providing complete vehicle protection solutions to cover virtually every surface of a car, from the body paint to the headlights, windshield, windows, sunroof, and even interior surfaces, creating a comprehensive protective envelope around the vehicle. This one-stop approach to automotive film needs, combined with the option for cosmetic enhancement including tint, color change and patterns, gives QUAD a competitive product offering for both everyday consumers and automotive professionals.

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Customers benefit from preserving the value and appearance of their vehicles while also having the opportunity to stand out with customized looks. By controlling the design and manufacturing of everything from paint protection films to window tint, QUAD can ensure consistent quality across products and cross-sell multiple film solutions to the same customer. It also allows QUAD to stay ahead of market trends by quickly introducing new film types as consumer preferences evolve.

QUAD Brand Matrix

QUAD employs a multi-tiered brand matrix to strategically position its automotive film products across diverse market segments, ensuring broad consumer appeal while maintaining clear differentiation among its product selections. By structuring its offerings under distinct brand identities, QUAD effectively caters to both premium and cost-conscious customers without diluting the value of any single brand. This approach allows QUAD to maximize market penetration, strengthen customer loyalty, and create a tiered pricing strategy that accommodates varying consumer budgets and preferences. Each brand within the matrix is tailored to specific customer needs, whether focused on advanced technological performance, aesthetic customization, or cost-effective protection.

Brand “QUAD”: At the premium end of the spectrum and as core brand asset under brand name “QUAD”, QUAD offers high-performance films featuring cutting-edge technology, such as advanced self-healing properties, superior optical clarity, and proprietary TPU formulations engineered for maximum durability. These flagship products are designed for discerning customers who prioritize superior protection, long-term warranties, and factory-certified installation. This segment is particularly appealing to high-end or luxury car owners, automotive enthusiasts, and customers in the high-end vehicle customization industry. Brand “QUAD” is often marketed alongside dealership networks, reinforcing their position as industry-leading solutions trusted by massive end customers.

Brand “USAKppf”: For the mid-range market, QUAD provides high-quality film solutions that retain many advanced features of its premium lines but are optimized for affordability and mass-market accessibility. These products are ideal for mainstream vehicle owners looking for a balance between performance and cost-effectiveness. The products under brand “USAKppf” emphasize core protective functions such as UV resistance, heat rejection, and paint durability, making them attractive to a wide customer base. QUAD ensures that mid-tier offerings maintain strong brand recognition through extensive distribution across its franchise network and authorized installer partnerships.

Brand “MOXIAOMAN”: At the entry-level segment, QUAD offers value-driven solutions that focus on essential protection and functionality while remaining budget-friendly. The products under brand “MOXIAOMAN” provide a competitive alternative to lower-cost, generic film brands while maintaining QUAD’s stringent quality assurance standards. Brand “MOXIAOMAN” is targeted at price-sensitive consumers who seek reliable protection without the need for extensive customization or premium-tier warranties. By leveraging its extensive sales network, these films are widely available through independent accessory shops, automotive service centers, and they are also available on online shopping channels.

Through this structured brand matrix, QUAD effectively captures a wide range of customers while maintaining product perceived value at every level. QUAD supports each brand with dedicated marketing campaigns, training programs for installers, and tailored pricing strategies to sustain long-term market competitiveness. This approach not only differentiates QUAD from competitors that offer undifferentiated film products but also allows QUAD to adapt to shifting consumer preferences and industry trends.

Manufacturing and Supply Chain

QUAD conducts its manufacturing through modern, large-scale facilities that enable it to produce films efficiently and at high quality standards. QUAD’s manufacturing hub is located in Jiujiang, China, where it has established a state-of-the-art production campus spanning about 33 acres. This site includes two major production plants and a dedicated R&D center, with a total floor space of over 21,000 square meters outfitted for film fabrication. As of June 30, 2024, QUAD operates 9 automated production lines, giving it an annual output capacity in excess of over one hundred million U.S. dollars in film products.

The manufacturing process is highly automated and vertically integrated. QUAD has invested in advanced equipment covering each critical step of film production from raw material processing to coating, curing, and finishing. Key machinery includes wide-width TPU film extrusion and stretching lines, precision coating and laminating lines, and multi-target magnetron sputtering machines.

By utilizing cutting-edge production technology, QUAD is able to manufacture consistently high-quality film with uniform thickness, optical clarity, and physical properties. Automation practices not only improve output and yield but also enhances product consistency and reduces labor-related variability, which is crucial for meeting the stringent quality demands of automotive OEMs and end consumers.

QUAD’s factories operate under rigorous quality management systems. They are certified to ISO9001 for general quality management and to IATF 16949 for automotive industry-specific quality assurance. In addition, QUAD is ISO14001 certified, reflecting adherence to international environmental management standards in its manufacturing operations. These certifications indicate that QUAD’s production processes are documented, repeatable, and continuously monitored for improvement, and that environmental impacts such as emissions, waste, and resource usage are controlled and minimized.

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QUAD’s management places a high priority on lean manufacturing principles and scalability. As demand grows, additional parallel lines or shifts can be added relatively quickly due to the modular nature of its equipment and manufacturing process. QUAD’s in-house inspection checkpoints are responsible for quality control across raw materials, work-in-progress, and finished films undergo extensive testing for strength, weathering, clarity and adhesion in QUAD’s Quality Control (QC) workshop to ensure they meet specifications and regulatory requirements before shipment.

QUAD sources raw materials such as raw particles, specialty adhesives, hard-coat chemicals, and polyester substrates through a network of trusted suppliers. QUAD maintains strong relationships with these suppliers to ensure steady availability of high-grade inputs and often employs multi-sourcing strategies where possible to avoid dependency on any single source. QUAD’s supply chain management emphasizes both quality and continuity that all suppliers are vetted for their materials’ performance and QUAD monitors inventory levels closely to meet demand from its distribution channels. Although QUAD’s sales are not significantly affected by seasonal fluctuations, QUAD generally prepares inventory based on sales in comparable periods in the past. QUAD keeps the inventory of finished products in warehouses in its manufacturing campus.

Sales and Distribution

QUAD sells its products through a combination of direct and indirect channels, with a structured approach tailored to different markets. In China, QUAD has built a robust distribution network anchored by a franchise model for retail installation shops. As of December 31, 2024, QUAD’s products are available at over 300 franchised stores and authorized dealers across more than 200 cities in China. These franchised outlets often branded as “QUAD” service centers or car styling shops serve as the primary interface with end consumers who seek paint protection or window tinting services.

Under the franchise program, independent entrepreneurs operate their own local shops but benefit from QUAD’s brand, training, and supply chain. QUAD provides its franchisees with comprehensive support, including technical training on film installation techniques, guidance on marketing and customer service, and a steady supply of film products and installation tools. QUAD runs dedicated training programs for dealers’ and franchisees’ staff, covering product features, installation best practices as well as sales and after-sales service processes.

During QUAD’s franchise process, franchisees can update their old stores to “QUAD” franchise stores, or open new “QUAD” franchise stores. When the franchise agreement is signed, the franchise policy requires these stores to be arranged strictly in accordance with QUAD’s brand image, and has strict requirements for the construction environment, number of workstations, staffing, and brand exclusivity. QUAD also subsidizes franchisees based on the number of workstations, and provides branding and online social media marketing support. Under the franchise agreement, QUAD conducts monthly purchase assessments on franchisees, and franchisees must purchase no less than a certain amount of products from QUAD as agreed. In order to prevent price chaos, QUAD also provides price guidance on terminal sales prices, and has dedicated personnel to timely track sales prices. The franchise agreement usually last for one to three years and can be renewed according to the wishes of both parties.

The franchise model has allowed QUAD to rapidly expand its reach to customers without the capital expense of owning hundreds of retail outlets, while also creating a loyal and incentivized installer base. The network of over 300 stores gives QUAD extensive geographic coverage throughout China, effectively making its products accessible in all major regions and cities. It also strengthens brand recognition, as the QUAD name is prominently featured in these local shops’ signage and marketing, reinforcing QUAD’s presence in the marketplace.

In addition to franchise installers, QUAD sells products directly to a number of independent automotive detailing and accessory shops and new-car dealerships that offer film installation as part of their services, thereby tapping into multiple facets of the domestic aftermarket demand.

Internationally, QUAD’s distribution strategy is focused on partnering with regional distributors and dealers as it expands into new markets. As of December 31, 2024, QUAD has entered into agreements with distributors in at least 5 overseas regions, and its products have been exported to 57 countries worldwide. These distributors often have exclusive rights to market and sell QUAD’s films within a specified country or territory. They purchase film inventory from QUAD and resell to local installers, car dealerships, or directly to consumers, depending on the market structure. By leveraging local distributors, QUAD can rapidly penetrate foreign markets by utilizing the distributors’ existing sales channels, knowledge of local regulations, and relationships with customers.

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QUAD also plans to open a company-owned flagship store in Las Vegas, USA. This flagship store will serve as both a high-profile showcase for QUAD’s brand and products in the U.S. market and as a model training center for future American franchisees or installers. This demonstrates QUAD’s commitment to establishing a direct operational footprint in key overseas markets.

Besides, a key element of QUAD’s sales strategy is its collaboration with automotive OEMs and new car dealerships. QUAD has more than 10 partnerships with automobile manufacturers, which opens additional channels for its products which allow QUAD not only gains volume sales but also the endorsement of reputable car makers, enhancing its brand credibility. The automotive OEMs and new car dealerships purchase directly from QUAD for specific products under brand “QUAD” or under the brand name of the vehicle, as per the requirement.

QUAD’s collaboration with key opinion leaders in car enthusiast communities and its presence at car events also help drive brand awareness. QUAD actively participates in various automotive film-related exhibitions in China and overseas to promote QUAD’s brand and latest products. QUAD also promotes brand and product information through various social media. QUAD’s internal digital media department cooperates with well-known key opinion leaders in the industry to promote short videos, or conducts film-installation live broadcasts in different stores, which brings consumers closer to the brand and stores, and promotes franchisee store sales while enhancing QUAD’s brand image.

On the customer service front, QUAD supports its distributors and franchisees with robust after-sales services. It offers a warranty on its films often up to 5-10 years quality assurance, covering issues like bubbling, yellowing, or cracking, and has set up a service system to handle any warranty claims or product questions promptly. QUAD also maintains a technical support line for its installers and partners, ensuring that any challenges during installation or usage can be quickly addressed by QUAD’s technical team. By investing in training, marketing support, and after-sales service, QUAD aims to cultivate strong loyalty among its channel partners and end customers alike, which in turn fuels repeat business and referrals.

Research and Development

Continuous innovation is vital to maintaining competitive edge in the automotive film industry. QUAD has made substantial investments in research and development (R&D), establishing a formal R&D Center in 2018 to consolidate its various innovation activities. QUAD owns a dedicated team of researchers and engineers specializing in polymer chemistry, materials science, product development and process engineering. This team currently comprises over 40 professionals.

The R&D Center is equipped with comprehensive laboratory facilities, including materials testing labs, prototype production equipment, and an application studio where new film products can be installed and evaluated on vehicles. These resources enable QUAD to move swiftly from concept to prototype to full production for new products. Moreover, QUAD complements its internal expertise with external knowledge: it maintains extensive collaborations with universities and research institutes in China. By working with outside experts and advisors, QUAD stays abreast of emerging technologies and can incorporate breakthroughs into its product development pipeline.

QUAD’s R&D efforts span several key areas, aligned with its product roadmap and business strategy. First, materials research: QUAD is continually exploring new polymers, additives, and composites to improve film performance. This includes developing advanced TPU formulations with enhanced properties and experimenting with hard-coat materials that can self-heal faster or provide anti-fouling characteristics. The second area is process and equipment innovation. The R&D team works closely with the manufacturing engineering department to design or refine production equipment uniquely suited for QUAD’s products. QUAD has invested in a multi-target magnetron sputtering machine custom-configured to deposit multiple layers in one pass, which improves the efficiency of producing its high-end window tinting films. The innovations in manufacturing technology often arise from R&D experimentation and are then implemented on the factory floor, yielding better product consistency and cost savings.

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Another major thrust of QUAD’s R&D is new product development. QUAD maintains a clear product roadmap that identifies emerging customer needs and market trends, guiding the R&D team’s project selection. QUAD has introduced several new generations of film products, such as next-generation TPU-based automotive films that improve on the prior generation’s thickness and elasticity, or completely new categories like the signal enhancement films.

Competition

While QUAD mainly competes with other automotive film manufacturers and distributors, QUAD believe that the principal competitive factors in the automotive film industry include the following:

●	Brand Strength and Market Positioning – Established brands will build strong reputations for automotive films products, with deep consumer trust and regional recognition, resulting in stable financial outputs.
●	Distribution Network and Marketing – Companies with an extensive dealer network and OEM partnerships gain a significant competitive edge. Also, the ability to generate sales leads and achieve sales conversion through targeted advertising, promotional strategies, and efficient sales execution are important to business growth.
●	Understanding of Industry and Customers – Understanding industry development trends and customer needs enables QUAD to make effective investments in the right path of R&D and product development roadmap to achieve sustainable growth.
●	Pricing and Cost Competitiveness – Pricing strategies in the industry vary widely, with premium brands commanding higher margins based on advanced features, while budget-friendly brands focus on affordability and volume sales.
●	Research and Development – Adopting cutting-edge technologies into continues product innovation and boost manufacturing efficiency.
●	Supplier Management and Operational Efficiency – Effective management over suppliers helps control costs and ensure product quality, while improving operational efficiency can help companies increase profit margins.
●	After-Sales Support and Warranty Programs – Competitive advantage is also determined by the quality of customer service, warranty coverage, and technical support for installers and end users.
●	Comprehensiveness of Business Model– Having control over the R&D, production, marketing, and services of the industry chain will help companies form a closed loop business model without strongly relying on single suppliers.

While some competitors may have stronger brand recognition, larger distribution networks, or longer operating histories, QUAD differentiates itself through a comprehensive, vertically integrated business model that controls every aspect of the value chain from R&D and manufacturing to branding, sales, and after-sales support. Unlike competitors that rely on third-party suppliers or focus solely on production or distribution, QUAD operates a closed-loop system that ensures product quality, cost efficiency, and continuous innovation. QUAD optimize manufacturing while maintaining a strong price-performance advantage. Also, QUAD’s expanding distribution network, OEM partnerships, and multi-brand strategy enable it to effectively serve diverse market segments, while its targeted advertising, installer training, and after-sales support strengthen customer loyalty.

Employees

As of the date of this prospectus, QUAD has approximately 250 full-time employees and 9 (nine) part-time employees. QUAD has never had a work stoppage, and none of the employees are represented by a labor organization or under any collective bargaining arrangements. QUAD considers the employee relations to be good. Certain employees are subject to contractual agreements that specify requirements on confidentiality and restrictions on working for competitors, as well as other standard matters.

Environmental Matters

As of the date of this prospectus, QUAD had not been subject to any fines or other penalties due to non-compliance with environmental regulations.

Intellectual Property

As of the date of this prospectus, QUAD has in China a total of 29 s, including nine (9) invention patents, 19 utility model patents, and one (1) appearance patents, all of which are applied to QUAD’s products. A total of 20 patents are pending and applications have been filed in China. At present, QUAD has registered in China 64 available trademarks, four (4) trademarks are being accepted, and 16 copyright registration. Additionally, QUAD has three (3) domains.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF QUAD

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans, objectives, expectations, projections, and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set out in the “Risk Factors” section of this proxy statement/prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” in this section generally refer to QUAD or, from and after the Business Combination, PubCo.

Overview

We are a developer, manufacturer, and distributor of high-performance automotive films, with a core focus on paint protection films and window tinting films. Established in 2016 in Jiujiang, China, we build on years of industry experience and expertise in advanced materials and automotive film applications. We operate a comprehensive, “closed-loop” business model encompassing in-house R&D, vertically integrated manufacturing, a matrix of specialized brands and a multi-channel distribution network. This integrated approach to the value chain enables us to control product quality, drive technological innovation, and respond swiftly to market demands.

Our mission is to enhance and protect the beauty and durability of every vehicle through innovative, high-quality automotive protective films and window tints. We are committed to delivering superior protection solutions that combine cutting-edge technology, practical features, aesthetic appeal, and durability, ensuring our customers’ vehicles are safeguarded from the elements while enhancing their style and performance.

With a clear trend of personalization needs brought by young generation, more car owners tend to use colored wraps, unique patterns, and different tint shades to stand out. Additionally, environmental and energy considerations are driving film adoption; high-quality window films that reduce heat can improve fuel efficiency or electric vehicles (EV) range by lowering the load on air conditioning, which appeals to eco-conscious drivers. Our product strategy aligns with these trends by offering both protection and customization features. We also provide window tint products of strong anti-solar features to reduce EV energy consumption and provide better riding comfort.

We sell our products through a combination of channels, with a structured approach to extensively reach the large and fragmented China market. We have built a robust distribution network anchored by a franchise model for retail installation shops, providing products available at over 300 franchised stores and authorized dealers across more than 200 cities in China. These franchised outlets often branded as service centers or car styling shops serve as the primary interface with car owners who seek paint protection or window tinting services. We also cooperates directly with automotive OEMs or car brand dealers to supply exclusive film products for their models. We are also actively exploring ways to expand sales channels and directly sell automotive film products through new media tools such as e-commerce and social networks.

We employ a comprehensive brand strategy by offering multiple film product lines under a matrix of 3 distinct brands, each addressing specific market segments and consumer preferences from high-end market to cost-effective products. Through active participation in automotive shows, strategic OEM collaborations, and targeted digital campaigns, we elevate brand recognition and positions itself as a trusted source of high-performance automotive films.

We attach great importance to research and development, maintaining a dedicated center staffed by researchers and engineers specializing in polymer chemistry, materials science, product development and process engineering. We actively develops new product series while continually upgrading existing lines with better clarity, durability, and ease of installation.

Our manufacturing capability centers on a large-scale production campus in Jiujiang, China, encompassing approximately 33 acres and equipped with automated lines for product output. We integrate advanced equipment, streamlined manufacturing process as well as strict quality management to achieve consistent competitiveness of volume, quality and cost, to meet the demands by various customers. The vertically integrated manufacturing model not only lowers cost and mitigates supply chain risks but also provides a strong foundation for continues product innovation.

In addition to serving the automotive aftermarket, we are planning to deliver our film products across diverse industries including aerospace, electronics, construction, and even furniture and battery applications. We are also actively expanding overseas markets. In addition to export trade, we plan to develop a distribution network in Southeast Asia and establish production and operation capabilities in the United States, leveraging the performance and cost advantages of its products to open up overseas markets.

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Key Factors Affecting Our Results of Operations

Ability to Expand Sales Network

The growth and scalability of our business depend on our ability to expand distribution and franchise network, forge strategic partnerships with OEMs, and establish a strong international presence. A well-developed sales network enhances product accessibility, strengthens brand visibility, and increases overall market share. To achieve this, we will continue to expand our franchise program, increase collaborations with car dealerships and automotive service centers, and build a more extensive global distributor network. Additionally, we will invest in targeted marketing campaigns, installer training programs, and digital lead generation strategies to drive higher conversion rates and sales efficiency. By optimizing our sales structure and ensuring a seamless purchasing experience for distributors, franchisees, and direct customers, we aim to sustain long-term revenue growth and expand our footprint in new and existing markets.

Ability to Respond Quickly to Technological Advancements

The automotive film industry is heavily influenced by material science innovations, manufacturing automation, and digital integration in product application. Emerging technologies such as self-healing coatings, nanoceramic heat rejection, and smart window films require constant research and adaptation to maintain a competitive edge. Additionally, digital tools, such as film-cutting software, must be continuously developed and upgraded to enhance efficiency for installers. To stay ahead, we are committed to ongoing R&D investment, strategic collaboration with research institutions, and adoption of data-driven manufacturing processes to improve product performance, cost efficiency, and ease of installation.

Ability to Strengthen Supply Chain and Operational Efficiency

A stable and well-managed supply chain is essential to ensuring product availability, cost control, and timely delivery. We rely on a combination of in-house production and trusted supplier relationships to source high-quality raw materials. Our ability to optimize procurement, manage logistics, and prevent supply disruptions directly impacts operational efficiency and customer satisfaction. We will continue to enhance supplier management, improve inventory forecasting through data analytics, and localize key production processes to reduce costs and minimize dependency on external vendors. Additionally, as we expand internationally, refining cross-border logistics and regional warehousing strategies will be key to ensuring reliable supply and cost-effective distribution.

Ability to Maintain Competitive Pricing and Market Positioning

The pricing of automotive films varies significantly based on factors such as material quality, technological features, and brand reputation. Premium brands command higher margins due to superior performance and extended warranties, while budget-oriented competitors focus on affordability and volume sales. Our multi-brand strategy allows us to serve a wide customer base, but maintaining cost competitiveness requires efficient production, supply chain optimization, and strategic pricing adjustments. By continuing to leverage vertical integration, automation, and advanced material sourcing, we aim to sustain its market leadership while offering customers high-value solutions at competitive price points.

Ability to Enhance After-Sales Support and Brand Loyalty

After-sales support plays a crucial role in building long-term customer trust, particularly in the automotive film industry, where installation quality and product durability directly impact user satisfaction. We differentiate ourselves by providing comprehensive technical training, installer certification programs, and a structured warranty system to reinforce product reliability and customer confidence. Additionally, we will continue investing in customer engagement initiatives to ensure seamless post-purchase support. By maintaining a strong after-sales ecosystem, we aim to increase brand stickiness, encourage repeat business, and strengthen relationships with our franchisees, dealers, and end consumers.

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Key Components of Results of Operations for the Years Ended December 31, 2024 and 2023

The following table sets forth a summary of our combined results of operations for the years indicated. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,		Changes
	2024	2023	Amount	%
Net revenue	$30,342,238	$57,931,890	$(27,589,652)	(47.62)%
Cost of revenue	(22,422,262)	(40,105,590)	17,683,328	(44.09)%
Gross profit	7,919,976	17,826,300	(9,906,324)	(55.57)%
Operating expenses:
Selling expenses	(5,763,495)	(4,914,020)	(849,475)	17.29%
General and administrative expenses	(4,393,942)	(3,651,501)	(742,441)	20.33%
Research and development expenses	(2,769,261)	(3,910,649)	1,141,388	(29.19)%
Total operating expenses	(12,926,698)	(12,476,170)	(450,528)	3.61%
Income (Loss) from operations	(5,006,722)	5,350,130	(10,356,852)	(193.58)%
Other income (expenses):
Interest income	5,591	4,022	1,569	39.01%
Interest expenses	(273,478)	(226,104)	(47,374)	20.95%
Other income	1,022,008	839,899	182,109	21.68%
Other expenses	(77,611)	(224,780)	147,169	(65.47)%
Exchange gain	1,561	18,362	(16,801)	(91.50)%
Total other income, net	678,071	411,399	266,672	64.82%
Income (Loss) before income tax	(4,328,651)	5,761,529	(10,090,180)	(175.13)%
Income tax expenses (benefits)	589,713	(433,448)	1,023,161	(236.05)%
Net income (loss)	$(3,738,938)	$5,328,081	$(9,067,019)	(170.17)%

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). We derive revenue primarily from the sales of automotive window films, automotive paint protection films, electrically conductive films, automotive color change wrap films and others.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the years ended December 31,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%
Revenue:
Automotive Window Films	$9,338,952	30.78%	$14,210,867	24.54%	$(4,871,915)	(34.28)%
Automotive Paint Protection Films	17,465,203	57.56%	39,876,693	68.83%	(22,411,490)	(56.20)%
Electrically Conductive Films	64,494	0.21%	63,404	0.11%	1,090	1.72%
Automotive Color Change Wrap Films	1,186,661	3.91%	2,607,863	4.50%	(1,421,202)	(54.50)%
Others	2,286,928	7.54%	1,173,063	2.02%	1,113,865	94.95%
Total revenue	$30,342,238	100.00%	$57,931,890	100.00%	$(27,589,652)	(47.62)%

Compared with net revenue for the year ended December 31, 2023, our net revenue decreased by $27.59 million, or 47.62%, for the year ended December 31, 2024, which was primarily attributable to (i) a decrease in sales of automotive window films by approximately $4.87 million; (ii) a decrease in sales of automotive paint protection films by approximately $22.41 million; (iii) a decrease in sales of automotive color change wrap films by approximately $1.42 million. The automotive film market in 2024 is facing intense competition, with an increasing number of brands and products saturating the market. This heightened competition has led to price wars, thinner profit margins, and a decline in customer orders and overall sales volume. At the same time, shifting consumer behavior in China has further impacted the industry. Amid economic uncertainties and a slower post-pandemic recovery, Chinese consumers have become more cautious and conservative in their spending habits. This shift has resulted in decreased discretionary spending, especially on non-essential aftermarket products like automotive films, which are often seen as optional enhancements rather than necessities. As a result, businesses in the automotive film sector are experiencing increased pressure to differentiate through innovation, service quality, and brand value in order to retain market share.

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Cost of Revenue

Our cost of revenue consists primarily of (i) costs of raw materials, (ii) sales tax and additions, and (iii) labor costs, production overhead, and other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the years ended December 31,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%
Cost of revenue:
Automotive Window Films	$6,381,664	28.46%	$10,188,189	25.41%	$(3,806,526)	(37.36)%
Automotive Paint Protection Films	13,554,791	60.45%	26,896,779	67.06%	(13,341,987)	(49.60)%
Electrically Conductive Films	29,053	0.13%	44,747	0.11%	(15,694)	(35.07)%
Automotive Color Change Wrap Films	976,572	4.36%	1,891,843	4.72%	(915,271)	(48.38)%
Others	1,480,182	6.60%	1,084,032	2.70%	396,150	36.54%
Total cost of revenue	$22,422,262	100.00%	$40,105,590	100.00%	$(17,683,328)	(44.09)%

Our cost of revenue decreased by 44.09% from approximately $40.11 million for the year ended December 31, 2023, to approximately $22.42 million for the year ended December 31, 2024. This reduction was primarily attributable to a decline in sales, which led to a corresponding decrease in costs.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended December 31, 2023 and 2022, our gross profit was approximately $17.83 million and $15.67 million, respectively, and our gross profit margins were 30.77% and 41.89%, respectively.

The following table sets forth our gross profit and gross profit margin for the years indicated.

	For the years ended December 31,
	2024		2023		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Gross profit:
Automotive Window Films	$2,957,288	31.67%	$4,022,678	28.31%	$(1,065,389)	(26.48)%
Automotive Paint Protection Films	3,910,412	22.39%	12,979,914	32.55%	(9,069,503)	(69.87)%
Electrically Conductive Films	35,441	54.95%	18,657	29.43%	16,784	89.96%
Automotive Color Change Wrap Films	210,089	17.70%	716,020	27.46%	(505,931)	(70.66)%
Others	806,746	35.28%	89,031	7.59%	717,715	806.14%
Total gross profit	$7,919,976	26.10%	$17,826,300	30.77%	$(9,906,324)	(55.57)%

Compared with the gross profit for the year ended December 31, 2023, our gross profit decreased by approximately $9.91 million, or 55.57%, for the year ended December 31, 2024, and the gross profit margin decreased from 30.77% to 26.10%, mainly due to (i) a decrease in gross profit from sales of automotive window films, by approximately $1.07 million; (ii) a decrease in gross profit from sales of automotive paint protection films by approximately $9.07 million; (iii) an increase in gross profit from electrically conductive films by approximately $0.02; and (iv) a decrease in gross profit from sales of automotive color change wrap films by approximately $0.51 million. The decrease in gross profit can be attributed primarily to the decrease in sales of automotive window film, automotive paint protection films and automotive color change wrap films.

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Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2024 and 2023.

	For the years ended December 31,
	2024		2023		Changes
	Amount	% of revenue	Amount	% of revenue	Amount	%
Selling expenses	5,763,495	18.99%	4,914,020	8.48%	849,475	17.29%
General and administrative expenses	4,393,942	14,48%	3,651,501	6.30%	742,441	20.33%
Research and development expenses	2,769,261	9.13%	3,910,649	6.75%	(1,141,388)	(29.19)%
Total operating expenses	$12,926,698	42.60%	$12,476,170	21.54%	$(450,528)	3.61%

Selling expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff, (ii) traveling costs of sales and marketing staff, (iii) sales commissions, (iv) advertising costs, and (v) other expenses, such as certification fees.

Our selling expenses increased by 17.29% from approximately $4.91 million for the year ended December 31, 2023, to $5.76 million for the year ended December 31, 2024. This increase was primarily attributable to (i) an increase in advertising costs by approximately $2.23 million, largely due to intensified market competition in 2024. To enhance brand visibility and competitiveness, we participated in several international exhibitions in South Korea, Dubai, Germany, Malaysia, and the United States. Additionally, we increased advertising expenditures at railway stations, expanded promotional efforts on online platforms, and strengthened on-site promotional and display activities for clients; (ii) a decrease in salaries by approximately $0.19 million, due to the decrease in sales personnel from 77 in fiscal year 2023 to 45 in fiscal year 2024; and (iii) a decrease in service fees by approximately $0.71 million, primarily due to decreased revenue in 2024.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for the Operating Entity’s administrative personnel, (ii) professional fees, which primarily consist of legal, accounting, and consulting fees we paid in connection with our planned public offering, (iii) utilities expenses, which consist of water and electricity charges for administrative purposes, (iv) business and office operation fees, and (v) other expenses, which primarily include expenses of freight, traveling, conference, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 20.33% from approximately $3.65 million for the year ended December 31, 2023, to $4.40 million for the year ended December 31, 2024, mainly due to the increase in allowance for credit losses.

Research and development expenses

Research and development expenses mainly comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Our research and development (R&D) expenses decreased by 29.19% from approximately $3.91 million for the year ended December 31, 2023, to approximately $2.77 million for the year ended December 31, 2024, which was primarily attributable to (i) a decrease in salaries by approximately $0.12 million, as the average salary for R&D personnel fell from around $0.03 million in fiscal year 2023 to $0.02 million in fiscal year 2024; (ii) a decrease in the investment in essential raw materials for R&D projects in 2024 compared to 2023, along with a decrease in the number of R&D initiatives.

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Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) interest income on bank deposits and interest expenses of short-term bank borrowings; and (iii) foreign exchange gains or losses.

Our other income increased from approximately $0.84 million for the year ended December 31, 2023, to approximately $1.02 million for the year ended December 31, 2024, primarily due to an increase in government subsidy.

Our other expenses decreased from approximately $0.22 million for the year ended December 31, 2023, to approximately $0.08 million for the year ended December 31, 2024, primarily due to a decrease in contractual penalty. The penalty has been settled on September 27, 2023.

Income tax expenses

Cayman Islands and Brritish Virgin Islands (“BVI”)

We are incorporated in the Cayman Islands and KM2 QUAD Limited is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

In addition, the EIT law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%.

For the year ended December 31, 2024, Jiujiang Lida Technology Co., Ltd., our Operating Entity enjoyed income tax rate of 15% as a HNTE.

Our income tax benefits were approximately $0.59 million for the year ended December 31, 2024 and income tax expenses were approximately $0.43 million for the year ended December 31, 2023.

Net income

As a result of the foregoing, our net income decreased by 170.17%, from a net income of approximately $5.33 million for the year ended December 31, 2023, to a net loss of approximately $3.74 million for the year ended December 31, 2024.

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Liquidity and Capital Resources

As of December 31, 2024, we had $0.66 million in cash. Our cash primarily consists of cash in the bank. Our principal source of cash came from our operations, bank loans and related parties’ loans. Most of our cash resources were used to pay for the raw materials, property plant, and equipment, and operating expenses. Currently, we are working to increase our liquidity and capital sources primarily through cash flows from business operations, debt financing, and financial support from our principal shareholders or external investors. Since our current and anticipated future sources of liquidity are insufficient to fund our future business activities, we may be required to seek additional equity or debt financing. The sales of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could impose operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected. See “Risk Factors — Risks Related to QUAD’s Business and Industry — We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

Indebtedness. As of December 31, 2024, we have short-term bank loans of approximately $6.92 million. Besides these loans, we did not have any other debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We do not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interests in assets transferred to an uncombined entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interests in any uncombined entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as receive proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of December 31, 2024 amounted to approximately $4.52 million, compared to approximately $10.23 million as of December 31, 2023.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. For the year ended December 31, 2024, we incurred a net loss of $3,74 million. This condition raises substantial doubt about our ability to continue as a going concern. Consequently, the income generated from our current operations may not satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through cash flows from business operations, debt financing, and financial support from our principal shareholders or external investors.

In order to strengthen our capital in the foreseeable future, we have taken the following measures: (i) Negotiating with banks in advance for renewal and obtaining new banking facilities; (ii) Diversifying financing channels includes but is not limited to, securing loans from related parties; and (iii) Implementing various strategies to enhance sales and profitability.

The management has a reasonable expectation that we have adequate resources to continue in operational existence for the foreseeable future.

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Cash Flows

For the Year Ended December 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2024	2023
Net cash provided by operating activities	$983,987	$3,859,002
Net cash used in investing activities	(746,980)	(1,924,679)
Net cash used in financing activities	(440,784)	(2,313,601)
Effect of exchange rate changes on cash held in foreign currencies	147,468	(23,431)
Net decrease in cash	(56,309)	(402,709)
Cash at beginning of the year	718,326	1,121,035
Cash at end of the year	$662,017	$718,326

Operating activities

For the year ended December 31, 2024, our net cash provided by operating activities was $0.98 million, which was primarily attributable to (i) a decrease of approximately $4.98 million of accounts receivable due to the decrease in revenue; and (ii) a decrease of approximately $2.31 million of accounts payables to third parties due to the decrease in purchase.

For the year ended December 31, 2023, our net cash provided by operating activities was $3.86 million, which was primarily attributable to (i) an increase of approximately $3.33 million of accounts receivable due to the increase in revenue; and (ii) a decrease of approximately $2.09 million of inventories due to our efforts to increase inventory turnover.

Investing activities

For the year ended December 31, 2024, our net cash used in investing activities was approximately $0.75 million, which was attributable to: (i) purchase of approximately $1.11 million of property, plant, and equipment used for manufacturing and vehicles for selling activities and intangible assets for operating purposes; and (ii) amounts of approximately $0.52 million lent to related parties; and (iii) proceeds of approximately $0.95 million from disposal of property, plant, and equipment.

For the year ended December 31, 2023, our net cash used in investing activities was approximately $1.92 million, which was attributable to the purchase of property, plant, and equipment used for manufacturing and vehicles for selling activities.

Financing activities

For the year ended December 31, 2024, our net cash used in financing activities was approximately $0.44 million, which was attributable to (i) proceeds of approximately $9.80 million received from short-term bank borrowings; (ii) amount of approximately $9.60 million financed from related parties; (iii) repayment of approximately $6.95 million of short-term bank borrowings; (iv) repayment of approximately $0.42 million of long-term bank borrowings; (v) payment of approximately $11.78 million of dividends to shareholders; and (vi) payments of approximately $0.68 million of deferred offering costs.

For the year ended December 31, 2023, our net cash used in financing activities was approximately $2.31 million, which was attributable to (i) proceeds of approximately $6.36 million received from short-term bank borrowings; (ii) proceeds of approximately $0.42 million received from long-term bank borrowings; (iii) repayment of approximately $6.28 million of short-term bank borrowings; (iv) repayment of approximately $1.33 million of long-term bank borrowings; and (v) payment of approximately $1.41 million of dividends to shareholders.

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Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2024:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$6,918,472	6,918,472	—	—

Short-term borrowings as of December 31, 2024 consisted of following:

For the year ended December 31, 2024 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Bank of China	2024.01.30	2025.01.30	3,000,000	$410,996	3.45%
Bank of Jiujiang	2024.11.27	2025.11.27	10,000,000	1,369,994	4.00%
Industrial and Commercial Bank of China	2024.09.25	2025.09.10	10,000,000	1,369,994	3.35%
Agricultural Bank of China	2024.03.04	2025.03.04	7,000,000	958,996	3.39%
Agricultural Bank of China	2024.07.02	2025.03.04	3,000,000	410,998	3.39%
China Merchants Bank	2024.09.09	2025.09.09	10,000,000	1,369,994	3.00%
Bank of Communications	2024.11.18	2025.03.28	3,500,000	479,500	2.95%
Bank of Communications	2024.12.09	2025.03.28	4,000,000	548,000	2.95%
Total secured short-term bank loans as of December 31, 2024			50,500,000	$6,918,472

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

The following table sets forth our contractual obligations as of December 31, 2023:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$4,225,412	4,225,412	—	—
Long-term bank loans	422,541	—	—	422,541
Total	$4,647,953	4,225,412	—	422,541

Short-term loans as of December 31, 2023 consisted of following:

For the year ended December 31, 2023 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Bank of China	2023.01.31	2024.01.31	3,000,000	$422,541	3.65%
Bank of China	2023.03.09	2024.03.09	7,000,000	985,929	3.65%
Bank of Jiujiang	2023.11.30	2024.11.30	10,000,000	1,408,471	4.20%
Industrial and Commercial Bank of China	2023.09.14	2024.09.12	10,000,000	1,408,471	3.40%
Total secured short-term bank loans as of December 31, 2023			30,000,000	$4,225,412

Long-term loans as of December 31, 2023 consisted of following:

For the year ended December 31, 2023 Unsecured long-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Jiujiang Rural Commercial Bank	2022.05.27	2025.05.26	3,000,000	422,541	4.05%
Total unsecured long-term bank loans as of December 31, 2023			3,000,000	$422,541

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

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Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024 and December 31, 2023.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our combined financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the combined financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our combined financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our combined financial statements:

Uses of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in our combined financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, allowance for doubtful accounts, and warranty costs of manipulator arms. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined financial statements. The inputs into our judgments and estimates consider the economic implications of the COVID-19 pandemic on our critical and significant accounting estimates.

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Accounts receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

We maintain an allowance for doubtful accounts, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience and creditworthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the combined statements of operations and comprehensive income (loss).

Inventories

Inventory, primarily consisting of raw materials, package materials, finished goods, goods shipped in transit, consigned processing material and works in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using weighted average cost method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the combined financial statements for the years ended December 31, 2023 and 2022 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded when we are acting in the capacity of a principal is reported on a gross basis, equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded when we are acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is also dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2024 and December 31, 2023, there was no revenue recognized on a net basis where we are acting as an agent.

We generate revenue from the sales of automotive window film, automotive paint protection film, electrically conductive film and automotive color change wrap film (products) to customers. We enter into contracts with customers as a principal. Our performance obligation is to provide automotive window films to customers. The terms of pricing and payment stipulated in the contract are fixed. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, our products are sold with no right of return unless the item is defective.

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Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard.

Our disaggregation of revenue for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31
	2024	2023
Revenue from automotive window film	$9,338,952	$14,210,867
Revenue from automotive paint protection film	17,465,203	39,876,693
Revenue from electrically conductive film	64,494	63,404
Revenue from automotive color change wrap film	1,186,661	2,607,863
Others	2,286,928	1,173,063
Total revenue	$30,342,238	$57,931,890

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions on December 31, 2024 and 2023.

Our affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2024, the tax years for our affiliated entities in the PRC remained open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2024 and 2023.

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

In addition, the EIT law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%.

For the years ended December 31, 2024 and 2023, our Operating Entity was eligible for a reduced income tax rate of 15% as an HNTE.

The following table sets forth reconciliation between the statutory income tax rate and our effective income tax rate:

Statutory Enterprise Income Tax Rate	25%
Preferential Tax Treatment to High and New Technology Enterprise	(10)%
Effective Income Tax Rate	15%

Foreign currency translation

Our functional and reporting currency is the U.S. dollars. Our Operating Entity in China uses Renminbi as the functional currency.

The financial statements of our Company and our subsidiaries are translated into U.S. dollars using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the combined statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in combined statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

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For us, except for the shareholders’ equity, the balance sheet accounts on December 31, 2024 and 2023 were translated at RMB7.2993 to $1.00 and RMB7.0999 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2024 and 2023 were RMB7.1957 to $1.00 and RMB7.0809 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets.

Recent accounting pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued guidance to enhance transparency of income tax disclosures, On an annual basis the new guidance requires a public entity to disclose: (1) specific categories in the rate reconciliation, (2) additional information for reconciling items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) from continuing operations before income tax expense (or benefit) by the applicable statutory income tax rate, (3) income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, with foreign taxes disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid, (4) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and (5) income tax expense (or benefit) from continuing operations disaggregated between federal (national), state and foreign. The guidance is effective for fiscal year 2025 annual reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements but will require certain additional disclosures.

In December 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements but will require certain additional disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

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In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on our financial position, result of operations, or cash flows.

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REGULATIONS APPLICABLE TO QUAD

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on QUAD’s operations and business in China. This summary does not purport to be a complete description of all laws and regulations, which apply to QUAD’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this proxy statement/prospectus, which may be subject to change.

REGULATIONS

As of the date of this proxy statement/prospectus, we have been advised by our PRC Legal Counsel, Hunan Qiyuan Law Firm, that neither QUAD nor any of its PRC subsidiaries, including the PRC Operating Entity are currently required to obtain any permissions or approvals from Chinese authorities, including Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors, except for the approval needs to be obtained from the China Securities Regulatory Commission, or CSRC. As of the date of this proxy statement/prospectus, we submitted the required filing materials to the CSRC on February 19, 2025. We will submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to complete the filing procedure prior to our Business Combination. QUAD’s legal counsel as to Cayman Islands law has also advised that QUAD does not require any approvals from any Cayman authority. It is uncertain when and whether QUAD will be able to obtain permissions or approvals from the PRC government to list on U.S. exchanges, and even when such permission or approval is obtained, whether it will be denied or rescinded. As of the date of this prospectus, QUAD and its PRC Operating Entity are not denied any permissions or approvals that they are required to obtain from Chinese authorities to operate their business. Although QUAD’s PRC Operating Entity is currently not required to obtain permission or approval from any PRC government agency, except from the CSRC, and have not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. See “Risk Factors - The approval and filing with the CSRC or other PRC government authorities are mandatory in connection with this Business Combination, the proxy statement/prospectus, or our listing under the laws of mainland China. However, we cannot ascertain whether or when we will secure such approval or finalize such filing. Even if we do obtain such approval, it remains susceptible to rescission. Any failure or delay in obtaining such approval or in adhering to filing requirements related to the offering, or a rescission of such approval, may expose us to sanctions imposed by the CSRC or other PRC government authorities.”

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Foreign Investment

The PRC Company Law and Foreign Investment Law

On March 15, 2019, the SCNPC approved the Foreign Investment Law of the PRC, which took effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investors”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list”. The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law. In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

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On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. It further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for these enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

The PRC Company Law was initially adopted by the Standing Committee of the SCNPC on December 29, 1993, and the last amendment became effective on July 1, 2024 (the “Company Law”). The Company Law governs the establishment, operations, and management of corporate entities in the PRC. Foreign invested enterprises (“FIEs”) must comply with the Company Law unless the PRC foreign investment laws provide otherwise.

Foreign Investment Industries Guidance Catalogue

On June 28, 2017, the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, jointly promulgated the Guidance Catalogue of Industries for Foreign Investment (Revised in 2017), or the Catalogue, which came into effect on July 28, 2017. The catalogue was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. The Encourage Catalogue sets forth the industries and economic activities that foreign investment in China is encouraged to be engaged in. The Negative List sets forth the prohibited or restricted industries or economic activities for foreign investment in China. The Encouraged Catalogue was amended on June 30, 2019, December 27, 2020 and October 26, 2022 and the Negative List was amended on June 28, 2018, June 30, 2019, June 23, 2020, December 27, 2021 and November 1, 2024. Industries not listed in the Catalogue were generally deemed as permitted industries.

Regulations Relating to Foreign Exchange

The PRC Foreign Exchange Administration Regulations promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and August 1, 2008, respectively, are the principal regulations governing foreign currency exchange in China. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior permission or approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. In contrast, permission or approval from or registration with appropriate government authorities or designated banks is required when RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

Under current regulations, the capital of a foreign-invested enterprise and capital in RMB obtained by the foreign-invested enterprise from foreign exchange settlement must not be used for the following purposes: directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; directly or indirectly used for investment in securities, unless otherwise provided by relevant laws and regulations; extending loans to non-related parties, unless permitted by the scope of business; and/or paying the expenses related to the purchase of real estate that is not for self-use, except for the real estate enterprises.

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In 2017, new regulations were adopted which, among other things, relax the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation and tighten genuineness and compliance verification of cross-border transactions and cross-border capital flows.

In 2019, SAFE promulgated SAFE Circular 28, which cancelled restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. If a non-investing foreign-funded enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account— account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions.

Regulations Relating to Dividend Distributions

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and last amended in 2023 and the Foreign Investment Law and its Implementing Regulations, both came into effect on January 1, 2020. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Intellectual Property Rights

Patent Law

According to the Patent Law of the PRC (as amended in 1992, 2000, 2008 and 2020), or the Patent Law, the State Intellectual Property Office is responsible for administering patent laws in the PRC. The provincial, autonomous region and municipal level patent administration departments are responsible for the administration of patent laws within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files patent applications with respect to the same invention, the person who files the application first will obtain the patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs.

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law also extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, making apology to the copyright owners and compensating the copyright owners for his/her loss. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations. Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013, software copyright owners may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

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Trademark Law

Trademarks are protected by the Trademark Law of the PRC which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the SAMR takes charge of trademark registrations. The Trademark Office grants a ten-year term to registered trademarks which term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademark registrations, the Trademark Law has adopted a first-to-file principle. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registrations follow a first-to-file principle. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedures.

Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the Implementing Rules of EIT Law. The Implementing Rules of EIT Law came into effect on January 1, 2008 and was last amended on December 6, 2024. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC. According to the EIT Law and relevant regulations, subject to the permission or approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and was subsequently amended from time to time, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law.

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On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 by the Ministry of Finance and the State Administration of Taxation, which became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10%, respectively. Pursuant to Announcement on Policies for Deepening the VAT Reform issued by the PRC Ministry of Finance, the PRC State Taxation Administration and the General Administration of Customs (“Announcement No. 39”) on March 20, 2019 and effective on April 1, 2019, the previous rate of 16% or 10% are adjusted to be 13% or 9%, respectively, for taxpayer’s general sale activities or imports.

According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sale of services, intangible assets, real property and the importation of goods within the territory of the PRC are subject to VAT.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Source of Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises.

Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which came into effect on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work in excess of certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than the local minimum wages and must be paid to employees in a timely manner

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Pension Insurance Program for Enterprise Employees of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the grace period, it may be subject to a fine ranging from one (1) to three (3) times the amount overdue.

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In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. An employee and his/her employer are also required to pay and deposit certain percentage of the monthly average salary of such employee as housing funds in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the SAFE Circular 7, which was issued by the SAFE on February 15, 2012, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain permission or approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, the SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers or other employees in its domestic subsidiaries, the relevant domestic individual residents may register with the SAFE before exercising their rights.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six (6) PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules that became effective on September 8, 2006 and was revised on June 22, 2009, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic companies affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for permission or approval. The M&A Rules also require that an offshore SPV, or an SPV formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the permission or approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

CSRC Regulations of Overseas Securities Offering and Listing by Domestic Companies

On December 24, 2021, the China Securities Regulatory Commission, or the “CSRC”, published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Measures”, collectively with the Draft Provisions, the “Draft Rules”) for public comments. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination.

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On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures supersede the Draft Rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list (the “Trial Measures Negative list”) of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; and (5) issuers’ filing and reporting obligations (the “Trial Measures Filing Obligations”), such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer.

The Trial Measures provide the CSRC with power to warn, fine, and issue injunctions against both PRC domestic companies, their controlling shareholders, and their advisors in listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures: (1) PRC domestic companies, and their controlling shareholders if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, can face warnings, injunctions to comply, and fines between RMB 1 million and 10 million (approximately $145,647and $1,456,473); the Subject Individuals in these entities can, severally, face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824and $728,237). (2) Advisors in listing or offering securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply may face warnings and fines between RMB 0.5 million and 5 million (approximately $72,824 and $728,237); the Subject Individuals in these advisor entities can, severally, face warnings and fines between RMB 0.2 million and 2 million (approximately $29,129 and $291,295).

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which will take effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as QUAD’s Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulations, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

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Work Safety

Work Safety

Under relevant work safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002, amended on August 27, 2009, August 31, 2014, June 10, 2021 and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Automobile and components manufacturers are subject to the aforementioned environment protection and work safety requirements.

Fire Control

Pursuant to the Fire Safety Law of the PRC promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021 and which became effective on April 23, 2019 and the Interim Provisions for Management of Examination and Acceptance of Fire Protection Design of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on April 1, 2020, amended on August 21, 2023 and became effective on October 30, 2023 and became effective on October 30, 2023, the construction entity of a large-scale crowded venue and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must provide fire protection design and technical materials meeting the construction needs when it applies for construction work permits, and complete the filing for fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use, or fails to conform to the fire safety requirements after such inspection, it shall be subject to (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine ranging between RMB30,000 and RMB300,000.

Anti-money Laundering

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CIRC on August 10, 2010 and Measures for the Administration of Anti-money Laundering Work in the Insurance promulgated on September 13, 2011 by the CIRC and became effective on October 1, 2011, the CIRC shall organize, coordinate and direct anti-money laundering effort in insurance industry.

According to the provisions of the Measures for the Administration of Anti-money Laundering Work in the Insurance, insurance agency and brokerage companies shall, in the light of the real-name system for policies and according to the work principles that client materials are complete, transaction records are available for inspection and circulation of funds is regulated, effectively enhance the internal control level of anti-money laundering. Insurance agency and brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into their equity. The senior management officers of insurance agency and brokerage companies shall understand laws and regulations on anti-money laundering.

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Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC.

Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the CIRC, including (i) establishment of system for client identity recognition, client identity and transaction record keeping, training and education, auditing, confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions, manning and training for such posts; and (iii) other requirements according to regulatory provisions.

Regulation on Privacy, Data Protection and Cybersecurity

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, to take technical measures and/or other necessary measures in accordance with applicable laws, regulations and national and industrial standards, to ensure the safe and stable operation of its networks. We are considered an “internet information service provider” as we operate website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider like us to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

The recommended national standard, Information Security Technology Personal Information Security Specification, which became effective in October 2020, puts forward specific refinement requirements on the collection, preservation, use, sharing, transfer, and public disclosure of personal information. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of illegal collection and use of personal information by mobile apps, and provides guidance for app operators’ self-inspection and self-correction and netizens’ social supervision.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC, or Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

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On July 10, 2021, the CAC released the revised draft of Cybersecurity Review Measures (for public comments). On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and Cyber information security risk.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the CIIO Regulations, which took effect in September 2021. The CIIO Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The CIIO Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the CIIO Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the governmental authorities.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.

Furthermore, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Exit, which became effective on September 1, 2022. The Measures for the Security Assessment of Data Exit stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. Furthermore, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) the data contains important data; (ii) critical information infrastructure operators or personal information processors who have processed personal information of one million people provide personal information abroad ; (iii) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad since January 1 of the previous year; and (iv) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

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In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) was proposed by the CAC for public comments until December 13, 2021. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Key requirements include: data processors should be in compliance with the requirements of multi-level cybersecurity protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet the third level or above of multi-level cybersecurity protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review which shall be subject to Cybersecurity Review Measures; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the Personal Information Protection Law; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. The draft measures reiterate that data processors who process the personal information of at least one million users must apply for a cybersecurity review if they plan listing of companies in foreign countries, and the draft measures further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect the national security; and (iii) other data processing activities that affect or may affect national security. In addition, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the revised draft has not been formally adopted as of the date of the document, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

On September 24, 2024, the State Council published the Regulations on Network Data Security Regulations, which took effective on January 1, 2025. The Network Data Security Regulations provides that network data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing network data, and the network data processors engaging in data processing activities that affect or may affect national security shall be subject to the national security review in accordance with relevant laws and regulations. If the important data collected and generated by network data processors during operations within the territory of the PRC really needs to be provided overseas, they shall be subject to the data export security assessment organized by CAC and other relevant administrative department. Additionally, the Network Data Security Regulations emphasize the obligations of important data processors, while the important data refers to data in specific fields, specific groups, specific regions or reaching a certain accuracy and scale, which may directly endanger national security, economic operation, social stability, public health and security once being tampered with, destroyed, leaked or illegally obtained or used illegally, and clarify the definition and obligations of “large-scale network platform” service providers, with the “large-scale network platform” referring to a network platform with more than 50 million registered users or more than 10 million monthly active users, complex business types, and network data processing activities having a significant impact on national security, economic operation, national welfare and people’s livelihood, etc.

However, the relationship between the Data Security Law of the PRC and the implemented National Security Law of the PRC, the Cyber Security Law of the PRC, the Confidentiality Law of the PRC and the Personal Information Protection Law of the PRC needs to be carefully clarified.

Regulations relating to product liability

Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. A seller may seek reimbursement from the manufacturer in cases where the defect is due to the manufacturer, unless any agreement between the seller and the manufacturer provides otherwise. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

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Regulations relating to consumer protection

The Consumer Rights and Interests Protection Law of the PRC, or the Consumers Protection Law was promulgated on October 31, 1993 and further revised on August 27, 2009 and October 25, 2013. According to the Consumers Protection Law, an operator that provides products or services may bear civil liability in accordance with the relevant laws and regulations. When an operator collects or uses the personal information of a consumer, it shall follow the principles of acting in a legal, justifiable and necessary approach and shall expressly indicate the purpose, method and scope of the collection or use of the information and obtains the consent of the consumer, The operator shall take technical and other necessary measures to ensure the safety of such information and prevent the personal information of consumers from being disclosed or stolen. In case the information has been or potentially will be disclosed or lost, remedial measures shall be taken promptly. The Civil Code of the PRC promulgated on May 28, 2020 and effective on January 1, 2021 provides that in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation to the victim. lf the defect is caused by the manufacturer, the seller shall be entitled to seek reimbursement from the manufacturer upon compensation to the victim.

BUSINESS OF QUETTA

Overview

We are a blank check company formed under the laws of the State of Delaware on May 1, 2023 for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities, which we refer to throughout this prospectus as our initial business combination. Our efforts to identify a prospective target business will not be limited, although the company intends to prioritize the evaluation of businesses in Asia (including China, Hong Kong, and Macau) that operate in the financial technology sector.

Context and Competitive Advantage

We will seek to leverage our management team’s proprietary network of relationships with corporate executives, private equity, venture and growth capital funds, investment banking firms, consultants, family offices, and large corporations in order to source, acquire, and support the operations of the business combination target. We believe our team’s extensive and applicable experience investing in and operating businesses in Asia and North America will make us a preferred partner and allow us to source high-quality combination targets. Our efforts to identify a prospective target business will not be limited to a particular geographic region or industry, although the Company intends to focus on operating businesses in Asia (including China, Hong Kong, and Macau).

Our team consists of experienced professionals and senior operating executives who bring a unique background and skill set that will be attractive to leading Asia-based companies. We believe that we will be able to leverage the following competitive strengths in identifying, structuring, and consummating a business combination:

● An extensive network across several industries in Asia; which include longstanding relationships with leading executives, investors, entrepreneurs, and investment bankers in the Asia region and thus will provide us with access to proprietary investment opportunities and strong deal flow in our target sectors;

● Structuring and execution capabilities; through their respective careers, our team has extensive experience in identifying, evaluating and executing investments in companies at various stages of their life cycle. We believe that the combined and complementary expertise of our team will allow us to structure and execute a highly attractive transaction;

● U.S. and Asia cross-border deal experience; cross-border transactions require industry and local regulatory knowledge, rigorous due diligence and structuring creativity. Our team has significant transaction experience completing large-scale domestic and cross-border transactions, involving acquirers and targets located across the U.S. and Asia.

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Our Sponsor is Yocto Investments LLC and our manager is Ms. Chen Chen, who is the wife of our chief executive officer and chairman of the Board. We will seek to capitalize on the collective deal-making experience and business connections of our management team.

Hui Chen has been our Chief Executive Officer and Chairman since May 2023. He has been serving as the Chief Executive Officer and Chairman of Yotta Acquisition Corporation (Nasdaq: YOTA) since December 2021. Mr. Chen is a cross-industry expert in computer science and law. Mr. Chen founded Law Offices of Hui Chen & Associates, PC in 2012, a New York-based law firm. Mr. Chen focuses his practice on patent prosecution, copyright infringement, and other general intellectual property matters. Mr. Chen has also been an adjunct professor at Hofstra University since September 2019, where he instructs multiple undergraduate computer science programming courses in Visual C++. Before joining Hofstra University, Mr. Chen was an adjunct associate professor at John Jay College of Criminal Justice, Pace University, Touro College, and Saint Francis College between 2000 and 2018 and was a full-time professor at Technical Career of Institute, College of Technology from December 2011 to December 2017. Before forming his law office in 2012, Mr. Chen worked for multiple Fortune 500 companies. Mr. Chen worked as an Oracle developer at eBay, Inc. from February 2008 to May 2015. Mr. Chen worked at IBM Global Services, where he was a solo back-end developer in designing and building the database and back-end process for DHS Inspection Application, from November 2007 to March 2008, and a programmer analyst between March 1998 and May 2004. Mr. Chen also worked at MultiPlan Inc. between June 2005 and February 2008 as a technical lead where he participated in designing new application systems and partnered with external vendors in coding and implementing new systems by using Java and Oracle PL/SQL. Before that, Mr. Chen worked at Pepsi Cola Inc. from January 2004 to June 2005, where he designed, coded, implemented, and documented a growth forecasting system and developed an automatic purchasing system. Mr. Chen received a Bachelor’s degree in Mechanical Engineering from Shanghai Jiaotong University in 1992, a Bachelor’s degree in HVAC from Technical Career Institutes in 1997, a Master of Science degree in Computer Science from Pace University in 2000, and his J.D. degree from Cardozo School of Law, Yeshiva University in 2010.

Robert L. Labbe has been our Chief Financial Officer since May 2023. He serves as one of our directors as of the date of this prospectus. He has been serving as the Chief Financial Officer and director of Yotta Acquisition Corporation (Nasdaq: YOTA) since December 2021. Mr. Labbe is a real estate veteran and real estate finance attorney licensed in California and New York with over thirty (30) years of experience in real estate. Mr. Labbe also has been a manager of MCAP Realty Advisors, LLC, a real estate advisor company, since January 2010. Mr. Labbe has been the general counsel of Global Premier Development Inc. and Global Premier America, LLC, real estate development companies, from March 2012 to December 2021. Mr. Labbe was a co-founder, general counsel, and managing director of Lenders Direct Capital, a wholesale lender, and its retail affiliate Lenders Republic Financial, a nationwide mortgage banker, from May 2003 to December 2007. Mr. Labbe was also a co-founder and partner at Mazda Butler LLP, a commercial and real estate law firm in California, from January 2003 to December 2007. Mr. Labbe co-founded First Allegiance Financial, a national specialty finance company, where he was the president and chairman from September 1996 to December 1998. First Allegiance Financial was acquired by City Holding Company, a financial holding company, for approximately $22 million in 1997. Mr. Labbe received his Bachelor’s degree in Civil Law (B.C.L.) and Bachelor of Laws degree (LL.B.) from McGill University in 1982 and 1983, respectively. Mr. Labbe also received his Diplome d’Etude Collegiale St. Lawrence College (Quebec) in 1978. Mr. Labbe is a licensed broker with the California Department of Real Estate since 1990. Mr. Labbe also holds the UC Irvine Extension Light Construction and Development Management Program Certificate.

Ping Zhang has been served as one of our independent directors since April 2025. He has been serving as a member of the board of directors of Quartzsea Acquisition Corporation (Nasdaq: QSEA) since November 2024, and as General Manager of Green Leaf Air Freight Inc., a U.S.-based investment and air freight company, since November 2020. Prior to that, he founded Shanghai Tongli Advertising Co., Ltd., an advertising company, and served as its General Manager from February 2006 to November 2020. Earlier in his career, Mr. Zhang founded Hunan Silver Fox Advertising Company, an advertising company in China, and served as its General Manager.

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Daniel M. McCabe has been serving as one of our independent directors since October 2023. He has been serving as a member of the board of directors of Yotta Acquisition Corporation (Nasdaq: YOTA) since April 2022, a member of the board of directors of Black Hawk Acquisition Corporation (Nasdaq: BKHA) since March 2024, and a member of the board of directors of Quartzsea Acquisition Corporation (Nasdaq:QSEA) since March 2025. Mr. McCabe has been admitted to practice before the Courts of the State of Connecticut since 1974. Mr. McCabe’s legal career began as an assistant clerk of the Superior Court at Stamford from 1974 to 1976, and since then he has had his own legal practice, Daniel McCabe LLC, a general practice law firm in Connecticut founded in 1982. His work includes rendering legal advice to individuals and business entities concerning commercial transactions, business organizations, and complex litigation. Mr. McCabe is also an Adjunct Professor of Business Law at Sacred Heart University. Mr. McCabe previously was the Chairman of the Stamford Housing Authority, Co-chair of the Stamford Reapportionment Committee, Member of the Board of Parole for the State of Connecticut, Chairman of the Republican Town Committee of the City of Stamford and Counsel for the Stamford Water Pollution Control Authority. He also served as Corporation Counsel for the City of Stamford where he held the position of chief legal counsel and advisor to Mayor Stanley Esposito of the City of Stamford. Mr. McCabe obtained his Juris Doctor degree from St. John’s University Law School in 1974.

Qi Gong has been an independent director of our board since April 2024. She has been serving as a member of the board of directors of Yotta Acquisition Corporation (Nasdaq: QETA) since April 2024. Ms. Qi Gong has enjoyed a diverse career spanning both China and the United States across various domains. Ms. Gong founded the American Wall Street Listed Group Inc. in March 2024 and has been serving as its Chief Executive Officer since then. Ms. Gong was the founder and has been serving as the Chief Executive Officer for American Information Technology Inc. since September 2022. She was also the founder and has been serving as the Chief Executive Officer for U.S. China Health Products Inc. since December 2021. In addition, Ms. Gong founded the U.S.-China Service Inc. in July 2018 and has been serving as its Chief Executive Officer since then. Ms. Gong received her B.S. in Mechanical Engineering from Hefei University of Technology in July 1984.

The past performance of our management team, or their respective affiliates, is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to identify a suitable candidate for our initial business combination. No member of our management team has been an officer or director of a special purpose acquisition corporation in the past. You should not rely on the historical record of our management team’s or their respective affiliates’ performance as indicative of our future performance.

Our officers and directors may become officers or directors of another special purpose acquisition company with a class of securities intended to be registered under the Securities Act of 1933, as amended, or the Exchange Act of 1934, prior to the completion of our initial business combination.

Prior SPAC Experiences

Yotta Acquisition Corporation

NaturalShrimp Transaction

On March 8, 2021, our management co-founded Yotta Acquisition Corporation, a Delaware corporation (“Yotta”), a special purpose acquisition company incorporated for the purposes of effecting a business combination. On April 22, 2022, Yotta consummated its initial public offering of 11,500,000 units (including 1,500,000 units issued upon the full exercise of the over-allotment option), each unit consisting of one share of common stock and one-tenth (1/10) of one right, for an offering price of $10.00 per unit. Its units, common stock and rights are currently traded on Nasdaq under symbols “YOTAU”, “YOTA” and “YOTAR,” respectively.

On October 24, 2022, Yotta entered into a certain merger agreement (the “NaturalShrimp Merger Agreement”) by and among NaturalShrimp Incorporated (“NaturalShrimp”), a Nevada corporation, Yotta, and Yotta Merger Sub, Inc. (“MergerSub”), a Nevada corporation and wholly owned subsidiary of Yotta, pursuant to which Yotta Merger Sub, Inc. would merge with and into the NaturalShrimp (the “NaturalShrimp Business Combination”) with NaturalShrimp as the surviving corporation of the NaturalShrimp Business Combination and becoming a wholly-owned subsidiary of Yotta.

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At a special meeting of stockholders held on April 19, 2023, Yotta’s stockholders approved Yotta to enter into an amendment to the Investment Management Trust Agreement with Continental Stock Transfer & Trust Company (the “Yotta Trust Amendment”) dated as of April 19, 2023. Pursuant to the Yotta Trust Amendment, Yotta has the right to extend time to complete its business combination (the “Yotta Business Combination Period”) under the Trust Agreement for a period of 12 months from April 22, 2023 to April 22, 2024 and to the extent Yotta’s Amended and Restated Certificate of Incorporation is amended to extend the Yotta Business Combination Period, by depositing $120,000 for each such one-month extension into Yotta’s trust account. Yotta filed an amendment to its amended and restated certificate of incorporation with the Delaware Secretary of State on April 19, 2023 giving Yotta the right to extend the Yotta Business Combination Period from April 22, 2023 to April 22, 2024.

On April 21, 2023, May 17, 2023 and June 20, 2023, Yotta each deposited $120,000 (an aggregate of $360,000) into its trust account in order to extend the period of time it has to complete a business combination for an additional one (1) month period, respectively. The purpose of the extensions is to provide more time for Yotta to complete a business combination.

By a letter dated August 10, 2023 (the “Yotta Termination Letter”), Yotta informed NaturalShrimp that it was terminating the NaturalShrimp Merger Agreement. The termination of the NaturalShrimp Merger Agreement was due to breaches by NaturalShrimp of its obligations thereunder including, but not limited to, NaturalShrimp’s obligation to share the costs associated with the extension of the deadline by which Yotta must complete an initial business combination. Although the payments were to be shared equally, NaturalShrimp failed to provide its portion despite being notified of its obligation to do so.

NaturalShrimp has not responded to the Yotta Termination Letter but previously sent a notification that it was terminating the NaturalShrimp Merger Agreement. Yotta rejected that purported termination as it does not believe NaturalShrimp has a legal basis under the Yotta Merger Agreement to terminate it. Moreover, pursuant to Section 10.2(b) of the NaturalShrimp Merger Agreement, NaturalShrimp was not authorized to terminate the Merger Agreement when it was in breach of its terms. Yotta also included in the Yotta Termination Letter a demand for the $3 million termination fee due to it under the terms of the Merger Agreement.

DRIVEiT Transaction

On August 20, 2024, Yotta entered into an Agreement and Plan of Merger (as amended on October 30, 2024, the “DRIVEiT Merger Agreement”), by and among Yotta, Yotta Merger Sub Inc., a Maryland corporation and a wholly-owned subsidiary of Yotta (“Maryland Merger Sub”), and DRIVEiT Financial Auto Group, Inc, a Maryland corporation (the “DRIVEiT”). The DRIVEit Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur, and in accordance with Maryland General Corporation Law. The Maryland Merger Sub will merge with and into DRIVEiT, the separate corporate existence of the Maryland Merger Sub will cease, and DRIVEiT will be the surviving corporation and a wholly-owned subsidiary of Yotta. Yotta will be renamed “DRIVEiT Financial Auto Group, Inc.” The business combination with DRIVEit is expected to be consummated after obtaining the required approval by the stockholders of Yotta and DRIVEiT and the satisfaction of certain other customary closing conditions. The total consideration to be paid at the closing of the business combination by Yotta to DRIVEiT security holders will be an amount equal to $100,000,000. The merger consideration will be payable in shares of common stock, par value $0.0001 per share, of Yotta, valued at $10 per share.

The board of directors of Yotta has unanimously (i) approved and declared advisable the DRIVEit Merger Agreement, the business combination with DRIVEiT and the other transactions contemplated thereby and (ii) resolved to recommend approval of the DRIVEiT Merger Agreement and related matters by the stockholders of Yotta.

Certain member of our management are officers and/or directors of Yotta, including Mr. Hui Chen serves as Chairman and CEO, Mr. Robert L. Labbe serves as the CFO and director, and each of Mr. Daniel M. McCabe and Ms. Qi Gong serves as an independent director, and each of the foregoing own fiduciary duties under Delaware general corporate law to Yotta. For more details about our management’s conflict of interests, see “Management-Conflicts of Interest” of this prospectus/proxy statement.

Redemption experience by Yotta

On August 22, 2024, Yotta held a special meeting of stockholders (the “Yotta August Special Meeting”). During the Yotta August Special Meeting, Yotta’s stockholders approved an amendment to Yotta’s amended and restated certificate of incorporation to extend the date by which Yotta has to consummate a business combination from August 22, 2024 to October 22, 2025 on a monthly basis by depositing an amount equal to $0.04 multiplied by the number of shares of common stock sold to the public in the Yotta’s IPO and that remain outstanding after giving effect to the shares that were redeemed in connection with the Yotta August Special Meeting. In connection with the Yotta stockholders’ vote at the Yotta August Special Meeting, an aggregate of 262,231 shares with redemption value of approximately $2,956,393.95 (or $11.27 per share) of Yotta’s common stock were tendered for redemption.

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Offering Proceeds Held in Trust

On December 31, 2022, Quetta issued an unsecured promissory note to the Sponsor, pursuant to which Quetta may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due after the date on which Quetta closes the initial Business Combination. The Sponsor had loaned Quetta an aggregate of $300,000 to be used to pay formation expenses and a portion of the expenses of the IPO. Quetta repaid this loan from the proceeds of the IPO not being placed in the Trust Account on October 11, 2023.

Quetta granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to 900,000 additional Units to cover over-allotments. On October 11, 2023, the underwriter’s elected to fully exercise the over-allotment option to purchase an additional 900,000 Units at a price of $10.00 per Public Share. On October 11, 2023, Quetta consummated its IPO of 6,900,000 QETA Units, which includes 900,000 QETA Units to cover over-allotments upon the full exercise of the over-allotment option granted to the underwriters. Each QETA Unit consists of one QETA Common Stock and one QETA Right. The QETA Units were sold at an offering price of $10.00 per QETA Unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of the IPO, Quetta consummated the Private Placement with the Sponsor of 253,045 Private Units, generating total proceeds of $2,530,450. Additionally, we issued the underwriters 69,000 shares of common stock for the representative shares, at the closing of the IPO as part of representative compensation. As of March 31, 2025, Quetta had approximately $243,921 of unused net proceeds that were not deposited into the Trust Account to pay future general and administrative expenses. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of March 31, 2025, there was approximately $18,417,128 held in the Trust Account.

The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. Furthermore, The Initial Shareholders have agreed (a) to waive their redemption rights with respect to the Founder Shares, Private Shares, and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of Quetta’s obligation to redeem 100% of its Public Shares if Quetta does not complete a Business Combination, unless Quetta provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

Our insiders, including our officers and directors, have agreed to vote any shares of common stock held by them in favor of our initial business combination, if permitted by law or regulation. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their founder shares and private units if we do not complete our initial business combination within the required time frame. If they purchase shares of common stock in the IPO or in the open market, however, they would be entitled to receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to redeem such shares in connection with the consummation of our initial business combination.

In accordance with Quetta’s Current Charter, the amounts held in the Trust Account may only be used by Quetta upon the consummation of a business combination, except that there can be released to Quetta, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations and up to US$100,000 of such interest may also be released from the Trust Account to pay any dissolution expenses of Quetta if applicable. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and Quetta’s dissolution.

Quetta’s units, common stock and rights are each quoted on Nasdaq, under the symbols “QETAU”, “QETA”, and “QETAR”, respectively. Each Unit consists of one share of common stock of the Company, par value $0.0001 per share and one-tenth (1/10) of one right to receive one share of common stock upon the consummation of an initial business combination. Quetta’s units commenced trading on Nasdaq on October 6, 2023. The common stock and rights comprising the units began separate trading on Nasdaq on November 30, 2023.

Extensions of Time Period to Complete a Business Combination and Outstanding Promissory Notes

Initially, Quetta have 9 months from the closing of this offering to consummate our initial business combination (“Initial Combination Period”). If we anticipate that we may not be able to consummate our initial business combination within 9 months from the closing of the IPO, we may, but are not obligated to, if requested by our sponsor or its affiliates, extend Combination Period up to two times by an additional three months each time for a total of up to 15 months by depositing $600,000 (or $690,000 if the underwriters’ over-allotment option is exercised in full) in connection with each such extension into our trust account (the “Paid Extension Period”). In addition, we will be entitled to an automatic six-month extension to complete a business combination (the “Automatic Extension Period”) if we have executed a letter of intent, agreement in principle or definitive agreement for an initial business combination during the Initial Combination Period or Paid Extension Period.

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On May 30, 2024, Quetta entered into a non-binding letter of intent with a business combination target, regarding a potential business combination involving the target and its subsidiaries. As a result of the execution of the letter of intent, the deadline by which Quetta must complete its initial business combination was extended to January 11, 2025. Subsequently, the parties were unable to agree to the terms of a definitive agreement and the negotiations were terminated.

On January 10, 2025, Quetta held a special meeting of stockholders (the “January Special Meeting”). During the January Special Meeting, stockholders approved (i) an amendment to Quetta’s amended and restated certificate of incorporation to extend the date by which Quetta has to consummate a business combination from January 10, 2025 to October 10, 2026 on a month-by-month basis, (ii) the proposal to include any entity with its principal business operations in the geographical regions of the People’s Republic of China, the Hong Kong special administrative region, and the Macau special administrative region in Quetta’s acquisition criteria in its search for a prospective target business for its business combination, and (iii) an amendment to the Investment Management Trust Agreement (the “Trust Agreement”) with Continental Stock Transfer & Trust Company giving Quetta’s right to extend the time to complete a business combination twenty-one times for an additional one month each time from January 10, 2025 to October 10, 2026 by depositing $60,000 to the Trust Account for each one-month extension. Any applicable excise tax and dissolution expenses shall be paid by our sponsor and shall not be deducted from Quetta’s trust account. In connection with the stockholders’ vote at the special meeting, an aggregate of 5,199,297 shares with redemption value of approximately $55,152,224 (or approximately $10.608 per share) of Quetta’s common stock were tendered for redemption.

Quetta has until July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein) to consummate a Business Combination (the “Combination Period”). If Quetta is unable to complete a Business Combination within the Combination Period, Quetta will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Quetta’s remaining stockholders and Quetta Board, dissolve and liquidate, subject in each case to Quetta’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

As of the date of this proxy statement/prospectus, Quetta deposited total extension payments of $300,000 ($60,000 per month) into the Trust Account from January 1, 2025 to May 8, 2025 to extend the Combination Period to July 10, 2025.

Pursuant to the Merger Agreement, on or before February 14, 2025, QUAD deposited $250,000, the first installment of the extension fees to Quetta’s bank account in exchange for a promissory note issued by Quetta. QUAD shall wire $290,000, the second installment of the extension fees, to Quetta’s bank account on or before April 20, 2025 in exchange for another promissory note issued by Quetta, provided that the Merger Agreement has not been terminated prior to that date. See also “Certain Transactions.”

Business Combination Activities

On February 14, 2025, Quetta entered into the Merger Agreement, which provides for the Business Combination, between Quetta and QUAD. Pursuant to the terms of the Merger Agreement, Quetta will merge with and into PubCo resulting in all Quetta stockholders becoming shareholders of PubCo. Concurrently therewith, Merger Sub will merge with and into QUAD, resulting in PubCo acquiring 100% of the issued and outstanding equity securities of QUAD.

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In the event that the Business Combination is not consummated by July 10, 2025, or up to October 10, 2026 (such later date that Quetta decides to extend), Quetta will distribute the proceeds held in the Trust Account to its public stockholders, liquidate and dissolve. See section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” for more information.

Since the IPO, Quetta’s sole business activity has been identifying and evaluating suitable acquisition transaction candidates.

Redemption Rights

At any meeting called to approve an initial business combination, any public stockholder of Quetta, whether voting for or against such proposed business combination, will be entitled to demand that its shares of common stock be redeemed for a full pro-rata portion of the amount then in the trust account (initially $10.10 per share), plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. Alternatively, we may provide our public stockholders with the opportunity to sell their shares of our common stock to us through a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, net of taxes payable.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or hers or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking conversion rights with respect to 20% or more of the shares of common stock sold in the IPO. Such a public stockholder would still be entitled to vote against a proposed business combination with respect to all shares of common stock owned by him or her, or his or her affiliates. We believe this restriction will prevent stockholders from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the conversion right as a means to force us or our management to purchase their shares at a significant premium to the then current market price. By not allowing a stockholder to redeem more than 20% of the shares of common stock sold in the IPO, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction which is favored by our other public stockholders.

None of Quetta’s insiders will have the right to receive cash from the trust account in connection with a stockholder vote to approve a proposed initial business combination or a vote to further amend the provisions of our amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket.

Liquidation of Trust Account if No Business Combination

Quetta has until July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein) to consummate a Business Combination. If Quetta does not complete a business combination within the Combination Period, Quetta will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the rights will expire and holders of the rights will receive nothing upon a liquidation with respect to such rights, and the rights will be worthless.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

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Furthermore, if the pro rata portion of Quetta’s trust account distributed to Quetta’s public stockholders upon the redemption of 100% of Quetta’s public shares in the event that Quetta does not consummate its initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, then the statute of limitations for claims of creditors could be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. It is Quetta’s intention to redeem Quetta’s public shares as soon as reasonably possible following the applicable deadline from the closing of the IPO and, therefore, Quetta does not intend to comply with the above procedures. As such, Quetta’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Quetta’s stockholders may extend well beyond the third anniversary of such date.

Because Quetta will not be complying with Section 280 of the DGCL, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

Quetta will seek to have all third parties (including any vendors or other entities we engage after the IPO) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. The underwriters in the IPO will execute such a waiver agreement. As a result, the claims that could be made against us will be limited, thereby decreasing the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers, and prospective target businesses will execute such agreements. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third party that refuses to execute a waiver would be the engagement of a third-party consultant who cannot sign such an agreement due to regulatory restrictions, such as our auditors who are unable to sign due to conflicts-of-interest requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants who would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. Our insiders will agree that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to less than $10.10 per public share, except as to any claims by a third party that executed a valid and enforceable agreement with us waiving any right, title, interest, or claim of any kind it may have in or to any monies held in the trust account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Our insiders may not be able to satisfy their indemnification obligations, as we have not required our insiders to retain any assets to provide for their indemnification obligations, nor have we taken any further steps to ensure that they will be able to satisfy any indemnification obligations that arise. Moreover, our insiders will not be liable to our public stockholders and instead will only have liability to us. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.10 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, (subject to our obligations under Delaware law to provide for claims of creditors as described below).

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to their founder shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $100,000) and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

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Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us redeem their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.10.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor-creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be deemed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Facilities

Quetta currently maintains its principal executive offices at 1185 Avenue of the Americas, Suite 304, New York, New York 10036. This space is provided to us by our Sponsor, at no cost. We consider our current office space, combined with the other office space otherwise available to our executive officers, to be adequate for our current operations.

Employees

Quetta currently has two executive officers, namely Mr. Hui Chen, our CEO, and Robert L. Labbe, our CFO. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once a suitable target business has been identified, management will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than had been spent prior to locating a suitable target business. We presently expect our executive officers to devote an average of approximately 10 hours per week to our business. We do not intend to have any full-time employees prior to the consummation of our initial business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF Quetta

The following discussion and analysis of Quetta’s financial condition and results of operations should be read in conjunction with the audited and unaudited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Quetta’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

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Overview

Quetta is a blank check company incorporated in Delaware on May 1, 2023. Quetta was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to herein as our “initial business combination.” Quetta’s efforts to identify a prospective target business are not limited to any particular industry or geographic region, although it intends to focus on target businesses in Asia (including China, Hong Kong, and Macau) that operate in the financial technology sector. Quetta intends to utilize cash derived from the proceeds of its initial public offering and the private placement of Private Units, QETA securities, debt or a combination of cash, securities and debt, in effecting its initial business combination.

Quetta expects to continue to incur significant costs in the pursuit of our acquisition plans. Quetta cannot assure you that its plans to complete an initial business combination will be successful.

Recent Developments

On January 10, 2025, Quetta held a special meeting of stockholders (the “January Special Meeting”). During the January Special Meeting, stockholders approved (i) an amendment to Quetta’s amended and restated certificate of incorporation to extend the date by which Quetta has to consummate a business combination from January 10, 2025 to October 10, 2026 on a month-by-month basis, (ii) the proposal to include any entity with its principal business operations in the geographical regions of the People’s Republic of China, the Hong Kong special administrative region, and the Macau special administrative region in Quetta’s acquisition criteria in its search for a prospective target business for its business combination, and (iii) an amendment to the Investment Management Trust Agreement (the “Trust Agreement”) with Continental Stock Transfer & Trust Company giving Quetta’s right to extend the time to complete a business combination twenty-one times for an additional one month each time from January 10, 2025 to October 10, 2026 by depositing $60,000 to the Trust Account for each one-month extension. Any applicable excise tax and dissolution expenses shall be paid by our sponsor and shall not be deducted from Quetta’s trust account. In connection with the stockholders’ vote at the special meeting, an aggregate of 5,199,297 shares with redemption value of approximately $55,152,224 (or approximately $10.608 per share) of Quetta’s common stock were tendered for redemption.

Quetta has until July 10, 2025 (or up to October 10, 2026 if the business combination period is extended in accordance with the terms of Quetta’s Current Charter, as described herein) to consummate a Business Combination (the “Combination Period”). If Quetta is unable to complete a Business Combination within the Combination Period, Quetta will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Quetta’s remaining stockholders and Quetta Board, dissolve and liquidate, subject in each case to Quetta’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

As of the date of this proxy statement/prospectus, Quetta deposited total extension payments of $300,000 ($60,000 per month) into the Trust Account from January 2025 to May 2025 to extend the Combination Period to July 10, 2025.

On February 14, 2025, Quetta entered into the Merger Agreement, which provides for the Business Combination, between Quetta and QUAD. Pursuant to the terms of the Merger Agreement, Quetta will merge with and into PubCo resulting in all Quetta stockholders becoming shareholders of PubCo. Concurrently therewith, Merger Sub will merge with and into QUAD, resulting in PubCo acquiring 100% of the issued and outstanding equity securities of QUAD.

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Pursuant to the Merger Agreement, on or before February 14, 2025, QUAD deposited $250,000, the first installment of the extension fees to Quetta’s bank account in exchange for a promissory note issued by Quetta. QUAD shall wire $290,000, the second installment of the extension fees, to Quetta’s bank account on or before April 20, 2025 in exchange for another promissory note issued by Quetta, provided that the Merger Agreement has not been terminated prior to that date. On May 29, 2025, KM QUAD deposited the second installment of $290,000.

Results of Operations

Quetta has neither engaged in any operations nor generated any operating revenues to date. Our activities from inception were organizational activities and those necessary to prepare for our IPO, which is described below, and subsequent to the IPO, identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination.

We expect to generate non-operating income in the form of interest income on investments held after the IPO. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the three months ended March 31, 2025, we had net loss of $193,671, which consisted of general and administrative expenses of $377,102, related party administrative fees of $30,000, franchise tax expense of $10,000 and income tax expense of $56,735, partially offset by interest income of $280,166.

For the three months ended March 31, 2024, we had net income of $611,704, which consisted of formation and operational costs of $77,029, related party administrative fees of $30,000, franchise tax expense of $16,200 and income tax expense of $191,056, offset by interest income of $925,989.

Liquidity and Capital Resources

As of March 31, 2025, the Company had cash of $243,921 and a working capital deficit of $1,227,519. As of December 31, 2024, Quetta had cash of $1,554,737 and a working capital deficit of $28,329. Until the consummation of the Initial Public Offering, our only source of liquidity was an initial purchase of ordinary shares by the Sponsor, loans provided by the Sponsor under a certain unsecured promissory note and advances from the Sponsor.

On October 11, 2023, Quetta completed its initial public offering of 6,900,000 Public Units, including the full exercise of the over-allotment option of 900,000 Public Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $69,000,000. Each Unit consists of one share of common stock and one-tenth (1/10) of one Public Right. Each Public Right will convert into one share of common stock upon the consummation of a business combination. Simultaneously with the IPO, Quetta sold to our Sponsor 253,045 Private Units at $10.00 per unit in a private placement generating total gross proceeds of $2,530,450. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. Each Private Unit consists of one share of common stock (“Private Share”) and one-tenth (1/10) of one right (“Private Right”). Each Private Right will convert into one share of common stock upon the consummation of a business combination. Additionally, we issued the underwriters 69,000 shares of common stock for the representative shares, at the closing of the IPO as part of representative compensation.

Upon the closing of the IPO and the private placement on October 11, 2023, a total of $69,690,000 was placed in the Trust Account maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations.

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Quetta intends to use substantially all of the net proceeds of the IPO and the private placement, including the funds held in the Trust Account, in connection with our initial business combination and to pay our expenses relating thereto, including deferred underwriting discounts and commissions payable to the underwriters in the IPO in an amount equal to 3.5% of the total gross proceeds raised in the IPO upon consummation of our initial business combination. To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

Quetta has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with Quetta’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about Quetta’s ability to continue as a going concern. In addition, if Quetta is unable to complete a Business Combination within the Combination Period, Quetta Board would proceed to commence a voluntary liquidation and thereby a formal dissolution of Quetta. There is no assurance that Quetta’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional conditions also raise substantial doubt about Quetta’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

Quetta has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2025 and December 31, 2024. We do not participate in transactions that create relationships with uncombined entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Quetta does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than described below.

Administrative Services Agreement

We have entered into an administrative services agreement pursuant to which we will pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination. For the three months ended March 31, 2025, the Company has incurred $30,000 in related party fees for the services provided by the Sponsor under this agreement.

Underwriting Agreement

Upon closing of a Business Combination, the underwriters will be entitled to a deferred fee of 3.5% of the gross proceeds of the IPO, or $2,415,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement. Additionally, we issued the underwriters 69,000 shares common stock, or the representative shares, at the closing of the IPO as part of representative compensation.

Promissory Note in Connection with Extension Payments

In the event that the closing of the KM QUAD Business Combination does not occur by February 10, 2025, the Company shall have the right to extend the time to complete the KM QUAD Business Combination up to twenty-one (21) times for one month each time until October 10, 2026. QUAD shall be responsible for the extension fees covering nine extensions over nine months, in total amount of $540,000.

On or before February 14, 2025, KM QUAD wired the first installment of the prepaid extension fees, in the amount of $250,000, to the Company’s designated bank account in exchange for a promissory note issued by the Company. KM QUAD shall wire the second installment of the prepaid extension fees, in the amount of $290,000, to the Company’s designated bank account on or before April 20, 2025 in exchange for a promissory note issued by the Company, provided that the Agreement has not been terminated prior to that date. If the closing of the KM QUAD Business Combination does not occur prior to October 10, 2025 due to a delay in obtaining CSRC approvals, KM QUAD shall be responsible for any extension fees and other related fees incurred by the Company beyond October 10, 2025 not to exceed $100,000 per month. If the closing of the KM QUAD Business Combination or termination of the Agreement occurs prior to October 10, 2025, the Company shall return the remaining balance of the prepaid extension fees, if any, to KM QUAD on a pro rata basis. Alternatively, at the closing of the KM QUAD Business Combination, the Company shall have the right to convert any prepaid extension fees that were paid and not returned into Purchaser Class A Ordinary Shares at $10.00 per share.

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Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Quetta’s management has reviewed all estimates used in the preparation of the financial statements and has determined that none reflects both a significant level of estimation uncertainty and a reasonable likelihood of material impact on Quetta’s financial condition or results of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information (“pro forma financial information”) presents the combination of the financial information of QETA and QUAD, after giving effect to the Transactions, including the Business Combination and related adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet as of December 31, 2024 reflects adjustments that depict the accounting of the Transactions as if they had been consummated as of that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 give pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period present (“Statements of Operations Pro Forma Transaction Accounting Adjustments”). Collectively, the Balance Sheet Pro Forma Transaction Accounting Adjustments and Statements of Operations Pro Forma Transaction Accounting Adjustments are referred to in this section as “transaction accounting adjustments”.

The pro forma financial information has been derived from and should be read in conjunction with:

●	the accompanying notes to the pro forma financial information;

●	the historical audited financial statements of QETA as of and for the year ended December 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus;

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●	the historical audited combined financial statements of QUAD as of and for the year ended December 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus;

●	the existing Merger Agreement, a copy which is attached to this proxy statement/prospectus as Annex A, is incorporated herein by reference; and

●	the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QETA”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QUAD”, and the other financial information relating to QETA and QUAD included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2024 has been prepared using the following:

●	QETA’s audited historical balance sheet as of December 31, 2024, and

●	QUAD’s audited historical combined balance sheet as of December 31, 2024.

The unaudited pro forma combined statement of operations for the year ended December 31, 2024 has been prepared using the following:

●	QETA’s audited historical statement of operations for year ended December 31, 2024, and

●	QUAD’s audited historical combined statement of operations for the year ended December 31, 2024.

The unaudited pro forma financial information is provided for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor is it indicative of the future combined results of operations or financial position of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

188

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF DECEMBER 31, 2024

			Scenario 1			Scenario 2
			Assuming No Redemptions into Cash			Assuming 100% Redemptions into Cash
	QETA (1)	QUAD (2)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$1,554,737	$662,017	$73,515,281	A	$16,371,216	$73,515,281	A	$-
	-	-	(2,519,929)	B	-	(505,485)	B	-
	-	-	(1,688,666)	C	-	(1,688,666)	C	-
	-	-	(55,152,224)	D	-	(73,537,884)	D	-
Accounts receivable, net- third parties	-	4,287,980	-		4,287,980	-		4,287,980
Accounts receivable, net- related parties	-	198,422	-		198,422	-		198,422
Notes receivable, net	-	4,518	-		4,518	-		4,518
Inventories, net	-	6,763,713	-		6,763,713	-		6,763,713
Prepaid expenses and other current assets	18,981	2,642,695	-		2,661,676	-		2,661,676
Amount due from related parties	-	523,519	(500,000)	G	23,519	(500,000)	G	23,519
Total Current Assets	1,573,718	15,082,864	13,654,462		30,311,044	(2,716,754)		13,939,828

Property plant, and equipment, net	-	8,400,746	-		8,400,746	-		8,400,746
Intangible assets, net	-	65,484	-		65,484	-		65,484
Land-use rights, net	-	565,659	-		565,659	-		565,659
Deferred offering costs	-	675,103	(675,103)	C	-	(675,103)	C	-
Operating lease right-of-use assets	-	15,387	-		15,387	-		15,387
Prepayments and other non-current assets	-	173,531	-		173,531	-		173,531
Investments held in Trust Account	73,115,355	-	(73,515,281)	A	-	(73,515,281)	A	-
	-	-	399,926	F	-	399,926	F	-
Total Non-current Assets	73,115,355	9,895,910	(73,790,458)		9,220,807	(73,790,458)		9,220,807
Total Assets	74,689,073	24,978,774	(60,135,996)		39,531,851	(76,507,212)		23,160,635

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	-	6,918,472	-		6,918,472	-		6,918,472
Accounts payable	70,978	1,945,921	(70,978)	B	1,945,921	(70,978)	B	1,945,921
Contract liability	-	759,547	-		759,547	-		759,547
Accrued expenses and other payables	-	884,173	-		884,173	2,014,444	B	2,898,617
Income taxes payable	931,118	-	-		931,118	-		931,118
Amounts due to related parties	33,951	34,250	(33,951)	B	34,250	(33,951)	B	34,250
Current operating lease liabilities	-	16,377	-		16,377	-		16,377
Franchise tax payable	66,000	-	-		66,000	-		66,000
Promissory note -QUAD	500,000	-	(500,000)	G	-	(500,000)	G	-
Total Current Liabilities	1,602,047	10,558,740	(604,929)		11,555,858	1,409,515		13,570,302

Long-term due to related parties	-	9,562,561	-		9,562,561	-		9,562,561
Deferred tax liabilities	-	71,527	-		71,527	-		71,527
Deferred underwriting fee payable	2,415,000	-	(2,415,000)	B	-	(2,415,000)	B	-
Total Liabilities	4,017,047	20,192,828	(3,019,929)		21,189,946	(1,005,485)		23,204,390

Commitments and Contingencies
Common stock subject to possible redemption, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding at redemption value of $10.60	73,137,958	-	(73,537,884)	D	-	(75,537,884)	D	-
			399,926	F		399,926	F

Shareholders’ Equity (Deficit)
Common stock, $0.0001 par value; 20,000,000 shares authorized; 2,047,045 shares issued and outstanding (excluding 6,900,000 shares subject to possible redemption)	204	-	(204)	E	-	(204)	E	-
Ordinary shares, class A	-	334	392	E	896	392	E	726
	-	-	170	D	-	-	D	-
Ordinary shares, class B	-	1,891	659	E	2,550	659	E	2,550
Additional paid-in capital	-	4,441,876	(1,573,769)	C	17,996,614	(1,573,769)	C	(388,876)
	-	-	18,385,490	D	-	-	D	-
	-	-	(3,256,983)	E	-	(3,256,983)	E	-
Statutory reserve	-	1,776,537	-		1,776,537	-		1,776,537
Retained earnings/ Accumulated deficit	(2,466,136)	284,125	(790,000)	C	284,125	(790,000)	C	284,125
	-	-	3,256,136	E	-	3,256,136	E	-
Accumulated other comprehensive loss	-	(1,718,817)	-		(1,718,817)	-		(1,718,817)
Total Equity (Deficit)	(2,465,932)	4,785,946	16,021,891		18,341,905	(2,363,769)		(43,755)
Non-controlling interest	-	-	-		-	-		-
Total Shareholder’s Equity (Deficit)	(2,465,932)	4,785,946	16,021,891		18,341,905	(2,363,769)		(43,755)
Total liabilities and shareholder’s equity (deficit)	$74,689,073	$24,978,774	$(60,135,996)		$39,531,851	$(76,507,212)		$23,160,635

(1) Derived from audited historical balance sheet of QETA as of December 31, 2024;

(2) Derived from audited combined balance sheet of QUAD as of December 31, 2024.

See accompanying notes to the unaudited pro forma condensed combined financial information.

189

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024

			Scenario 1			Scenario 2
			Assuming No Redemptions into Cash			Assuming 100% Redemptions into Cash
	QETA (1)	QUAD (2)	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Revenue	$-	$30,342,238	$-		$30,342,238	$-		$30,342,238
Cost of revenue	-	(22,422,262)	-		(22,422,262)	-		(22,422,262)
Gross profit	-	7,919,976			7,919,976			7,919,976

Operating expenses
Selling expenses	-	(5,763,495)	-		(5,763,495)	-		(5,763,495)
General and administrative expenses	(810,534)	(4,393,942)	790,000	A	(4,414,476)	790,000	A	(4,414,476)
Research and development expenses	-	(2,769,261)	-		(2,769,261)	-		(2,769,261)
Total operating expenses	(810,534)	(12,926,698)	790,000		(12,947,232)	790,000		(12,947,232)
Loss from operations	(810,534)	(5,006,722)	790,000		(5,027,256)	790,000		(5,027,256)

Other income (expense)
Interest income	3,658,889	5,591	(3,658,889)	B	5,591	(3,658,889)	B	5,591
Interest expenses	-	(273,478)	-		(273,478)	-		(273,478)
Other income, net	-	1,022,008	-		1,022,008	-		1,022,008
Other expense, net	-	(77,611)	-		(77,611)	-		(77,611)
Exchange gain	-	1,561	-		1,561	-		1,561
Total other income, net	3,658,889	678,071	(3,658,889)		678,071	(3,658,889)		678,071

Income (loss) before income tax	2,848,355	(4,328,651)	(2,868,889)		(4,349,185)	(2,868,889)		(4,349,185)
Income tax expenses (benefits)	(754,259)	589,713	-		(164,546)	-		(164,546)
Net income (loss)	2,094,096	(3,738,938)	(2,868,889)		(4,513,731)	(2,868,889)		(4,513,731)
Less: net income (loss) attributable to non-controlling interest	$-	-	-		-	-		-
Net income (loss) attributable to the Company	$2,094,096	$(3,738,938)	$(2,868,889)		$(4,513,731)	$(2,868,889)		$(4,513,731)

Basic and diluted earnings per share:
Basic and diluted net income (loss) per share for redeemable ordinary shares	0.23	$-	-		-	-		-
Weighted average shares outstanding of redeemable ordinary shares	6,900,000	-	-		-	-		-
Basic and diluted net income (loss) per share for non-redeemable ordinary shares	$0.23	$(0.17)	-		$(0.13)	-		$(0.14)
Weighted average shares outstanding of non-redeemable ordinary shares- basic and diluted	2,047,045	22,250,000	-		34,463,052	-		32,762,349

(1) Derived from audited historical statements of operations of QETA for the year ended December 31, 2024;

(2) Derived from audited historical combined statements of operations of QUAD for the year ended December 31, 2024.

See accompanying notes to the unaudited pro forma condensed combined financial information.

190

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION 11

1. Description of the Transactions

QETA has entered into a Merger Agreement with QUAD, dated as of February 14, 2025 (as it may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between QETA and QUAD, an exempted company incorporated under the laws of the Cayman Islands with limited liability. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of QETA, QETA will reincorporate in the Cayman Islands by merging with and into Quad Global Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of QETA ( “PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); (ii) promptly after the Redomestication Merger, Quad Group Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of PubCo (“Merger Sub”), will be merged with and into QUAD, with QUAD remaining as the surviving entity, resulting in QUAD being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The aggregate consideration for the Acquisition Merger (the “Merger Consideration”) is $300,000,000, payable to the QUAD Shareholders (as defined below) in the form of newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share. The calculation of the Merger Consideration would result in the aggregate issuance to the QUAD Shareholders at the Closing, of 30,000,000 PubCo Ordinary Shares (the “Closing Payment Shares”).

Upon the closing of the Business Combination, ordinary shares of PubCo will be reclassified into class A ordinary shares (“PubCo Class A Ordinary Shares”) and class B ordinary shares (“PubCo Class B Ordinary Shares,” together with PubCo Class A Ordinary Shares, collectively “PubCo Ordinary Shares”) where each PubCo Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the post-Business Combination company and each PubCo Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at all general meetings of the post-Business Combination company. At the closing of the Business Combination, the former QETA stockholders will receive the consideration specified below and the former shareholders of QUAD will receive an aggregate of 4,500,000 PubCo Class A Ordinary Shares and 25,500,000 PubCo Class B Ordinary Shares.

2. Basis of Pro Forma Presentation

The pro forma financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The transaction accounting adjustments presented in the pro forma financial information are made to provide relevant information necessary for an understanding of the Surviving Company reflecting the accounting for the Business Combination.

Management has made significant estimates and assumptions in its determination of the transaction accounting adjustments. The transaction accounting adjustments are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The transaction accounting adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the transaction accounting adjustments, and it is possible the difference may be material.

191

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. QETA and QUAD have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited condensed combined pro forma financial information has been prepared using the assumptions below with respect to the potential redemptions for cash of QETA Common Stock subject to possible redemptions:

●	Assuming No Redemptions (Scenario 1): Assuming Minimum Redemptions into Cash: no other QETA shareholders exercise their redemption rights, all QETA shares previously subject to redemption for cash would be transferred to permanent equity, except for 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024; and

●	Assuming Maximum Redemptions (Scenario 2): Assuming 100% Redemption into Cash: the maximum number of QETA shares are redeemed for cash by QETA shareholders. Approximately $73.20 million would be paid out in cash, which represents 6,900,000 of the maximum shares redeemed by shareholders of QETA in assumption, among which 5,199,297 QETA shares have been redeemed in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.

The following table summarizes the pro forma number of shares of PubCo Ordinary Shares outstanding following the consummation of the Business Combination under a no redemption scenario and maximum redemption scenario.

	Pro Forma Combined Share Ownership
	Assuming No Redemptions for Cash (1)		Assuming Maximum Redemptions for Cash (2)
	Shares	%	Shares	%

QETA’s Public Shares	1,700,703	4.93%	-	0.00%
QETA’s Founder Shares Held by Directors and Executive Officers	8,000	0.02%	8,000	0.02%
QETA’s Founder Shares Held by Sponsor*	1,717,000	4.99%	1,717,000	5.25%
Representative Shares	69,000	0.20%	69,000	0.21%
Private Shares*	253,045	0.73%	253,045	0.77%
QETA shares which shareholders will be entitled to upon conversion of the Public Rights underlying Units issued	690,000	2.01%	690,000	2.11%
QETA shares which shareholders will be entitled to upon conversion of the Public and Private Rights underlying Units issued*	25,304	0.07%	25,304	0.07%
QUAD Shares	30,000,000	87.05%	30,000,000	91.57%
Total Shares of PubCo Ordinary Shares	34,463,052	100.0%	32,762,349	100.0%

* Under (1) a no redemption scenario and (2) a maximum redemption scenario, immediately upon consummation of the Business Combination, the Sponsor will own 1,995,349 PubCo Ordinary Shares, representing approximately 5.79% and 6.09% of the issued PubCo Ordinary Shares, respectively.

(1)	This scenario reflects the subsequent redemption of 5,199,297 shares of QETA Common Stock on January 10, 2025 and assumes that no other shares of QETA Common Stock subject to possible redemption are redeemed by current public stockholders.

(2)	This scenario assumes that the remaining 1,700,703 shares of QETA Common Stock subject to possible redemption are redeemed by current public stockholders, after taking into account shares redeemed by the public stockholders of QETA on January 10, 2025.

192

3. Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, although PubCo will acquire all of the outstanding equity interests of QUAD in the Business Combination, PubCo will be treated as the “acquired” company and QUAD will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of QUAD issuing stock for net assets of PubCo, accompanied by a recapitalization. The net assets of PubCo and QUAD will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequent to the completion of the Business Combination, the results of operations will be those of QUAD.

QUAD has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

The relative size of QUAD compared to QETA;

●	QUAD’s existing shareholders will have a majority of the voting power of the Surviving Company;

●	QUAD will designate four members of the board of directors of the Surviving Company;

●	QUAD’s operations will comprise the ongoing operations of the Surviving Company; and

●	QUAD’s existing senior management will comprise all of the senior management of the Surviving Company.

4. PubCo Ordinary Shares Issued to QUAD Shareholders upon the Closing of the Business Combination

The PubCo Ordinary Shares estimated to be issued at the Closing is determined based on the estimated Exchange Ratio of 1.35 calculated as of the date of this proxy statement/prospectus, as follows:

QUAD Ordinary Shares assumed outstanding prior to the Closing of the Business Combination	22,250,000
Assumed Exchange Ratio	1.35
Estimated shares of PubCo Ordinary Shares issued to QUAD shareholders upon the Closing of the Business Combination	30,000,000

5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 reflects transaction accounting adjustments that depict the accounting for the Transactions.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Balance Sheet Pro forma Transaction Accounting Adjustments:

A.	Reflects the release of cash from investments held in the Trust Account, including the interest earned on investments held in Trust Account through May 31, 2025.

B.	Reflects the payments of QETA’s accounts payables, amounts due to related parties, and deferred underwriting commission.

C.	Represents preliminary estimated transaction costs expected to be incurred and paid by QETA and QUAD of approximately $0.79 million and $0.90 million, respectively, for legal, financial reporting advisory and other professional fees. None of these fees has been incurred as of the pro forma balance sheet date. The estimated transaction costs exclude the deferred underwriting commissions included in (B) above.

D.	Scenario 1 assumes that no other QETA’s Public Shareholders exercise their redemption rights and that all QETA shares are transferred to shareholders’ equity, except for 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.

193

Scenario 2 assumes that 100% of QETA’s Public Shareholders exercise their redemption rights with respect to the 6,900,000 Public Shares currently outstanding, and that $73.20 million is paid out in cash for the redemption, among which 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024.

E.	Reflects (a) recapitalization of QUAD through issuance of QETA shares and elimination of QETA’s historical accumulated earnings; and (b) the contribution of all the share capital in QUAD to QETA.

In Scenario 1, which assumes that no QETA’s Public Shareholders exercise their redemption rights, except for 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024. The total ordinary shares outstanding upon completion of the Business Combination would be 34,463,052 at the par value of $0.0001 per share, amounting to $3,446 in total, which includes $896 relating to Class A Ordinary Shares and $2,550 relating to Class B Ordinary Shares.

In Scenario 2, which assumes that 100% of QETA’s Public Shareholders exercise their redemption rights, with respect to 6,900,000 shares, among which 5,199,297 shares redeemed by a number of shareholders of QETA in an aggregate principal amount of $55.15 million subsequent to December 31, 2024. The total ordinary shares outstanding upon completion of the Business Combination would be 32,762,349, at the par value of $0.0001 per share, amounting to $3,276 in total, which includes $726 relating to Class A Ordinary Shares and $2,550 relating to Class B Ordinary Shares.

F.	Reflects the interest earned on investments held in Trust Account through May 31, 2025.

G.	Reflects the elimination of QETA’s promissory note to QUAD and QUAD’s amount due from QETA.

6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Statement of Operations Pro forma Transaction Accounting Adjustments:

A.	Reflects an adjustment for the transaction costs as if the Business Combination had been consummated on January 1, 2024. These transaction costs are not expected to recur beyond 12 months after the transaction.

B.	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

6. Income (loss) per Share

Represents the net income(loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

Pro forma basic and diluted net income (loss) per share attributable to ordinary shareholders is calculated as follows for the year ended December 31, 2024:

	Assuming No Redemptions	Assuming 100% Redemptions
Pro forma net loss for the year ended December 31, 2024	$(4,513,731)	$(4,513,731)
Pro forma weighted average shares calculation - basic and diluted
QETA’s Public Shares	1,700,703	-
QETA’s Founder Shares Held by Directors and Executive Officers	8,000	8,000
QETA’s Founder Shares Held by Sponsor	1,717,000	1,717,000
Representative Shares	69,000	69,000
Private Shares	253,045	253,045
QETA shares which shareholders will be entitled to upon conversion of the Public Rights underlying Units issued	690,000	690,000
QETA shares which shareholders will be entitled to upon conversion of the Public and Private Rights underlying Units issued	25,304	25,304
QUAD Shares	30,000,000	30,000,000
Pro forma weighted average shares outstanding - basic and diluted	34,463,052	32,762,349

Pro forma net loss for the year ended December 31, 2024 per share - basic and diluted	$(0.13)	$(0.14)

194

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE OF Quetta

Current Directors and Executive Officers of Quetta

The current directors and executive officers of Quetta, their ages and positions are as follows:

Name	Age	Position
Hui Chen	53	Chairman, Chief Executive Officer
Robert L. Labbe	65	Chief Financial Officer, Director
Ping Zhang	61	Independent Director
Daniel M. McCabe	75	Independent Director
Qi Gong	63	Independent Director

Below is a summary of the business experience of each of our executive officers and directors:

Hui Chen has been our Chief Executive Officer and Chairman since May 2023. He has been serving as the Chief Executive Officer and Chairman of Yotta Acquisition Corporation (Nasdaq: YOTA) since December 2021. Mr. Chen is a cross-industry expert in computer science and law. Mr. Chen founded Law Offices of Hui Chen & Associates, PC in 2012, a New York-based law firm. Mr. Chen focuses his practice on patent prosecution, copyright infringement, and other general intellectual property matters. Mr. Chen has also been an adjunct professor at Hofstra University since September 2019, where he instructs multiple undergraduate computer science programming courses in Visual C++. Before joining Hofstra University, Mr. Chen was an adjunct associate professor at John Jay College of Criminal Justice, Pace University, Touro College, and Saint Francis College between 2000 and 2018 and was a full-time professor at Technical Career of Institute, College of Technology from December 2011 to December 2017. Before forming his law office in 2012, Mr. Chen worked for multiple Fortune 500 companies. Mr. Chen worked as an Oracle developer at eBay, Inc. from February 2008 to May 2015. Mr. Chen worked at IBM Global Services, where he was a solo back-end developer in designing and building the database and back-end process for DHS Inspection Application, from November 2007 to March 2008, and a programmer analyst between March 1998 and May 2004. Mr. Chen also worked at MultiPlan Inc. between June 2005 and February 2008 as a technical lead where he participated in designing new application systems and partnered with external vendors in coding and implementing new systems by using Java and Oracle PL/SQL. Before that, Mr. Chen worked at Pepsi Cola Inc. from January 2004 to June 2005, where he designed, coded, implemented, and documented a growth forecasting system and developed an automatic purchasing system. Mr. Chen received a Bachelor’s degree in Mechanical Engineering from Shanghai Jiaotong University in 1992, a Bachelor’s degree in HVAC from Technical Career Institutes in 1997, a Master of Science degree in Computer Science from Pace University in 2000, and his J.D. degree from Cardozo School of Law, Yeshiva University in 2010.

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Robert L. Labbe has been our Chief Financial Officer since May 2023. He serves as one of our directors as of the date of this prospectus. He has been serving as the Chief Financial Officer and director of Yotta Acquisition Corporation (Nasdaq: YOTA) since December 2021. Mr. Labbe is a real estate veteran and real estate finance attorney licensed in California and New York with over thirty (30) years of experience in real estate. Mr. Labbe also has been a manager of MCAP Realty Advisors, LLC, a real estate advisor company, since January 2010. Mr. Labbe has been the general counsel of Global Premier Development Inc. and Global Premier America, LLC, real estate development companies, from March 2012 to December 2021. Mr. Labbe was a co-founder, general counsel, and managing director of Lenders Direct Capital, a wholesale lender, and its retail affiliate Lenders Republic Financial, a nationwide mortgage banker, from May 2003 to December 2007. Mr. Labbe was also a co-founder and partner at Mazda Butler LLP, a commercial and real estate law firm in California, from January 2003 to December 2007. Mr. Labbe co-founded First Allegiance Financial, a national specialty finance company, where he was the president and chairman from September 1996 to December 1998. First Allegiance Financial was acquired by City Holding Company, a financial holding company, for approximately $22 million in 1997. Mr. Labbe received his Bachelor’s degree in Civil Law (B.C.L.) and Bachelor of Laws degree (LL.B.) from McGill University in 1982 and 1983, respectively. Mr. Labbe also received his Diplome d’Etude Collegiale St. Lawrence College (Quebec) in 1978. Mr. Labbe is a licensed broker with the California Department of Real Estate since 1990. Mr. Labbe also holds the UC Irvine Extension Light Construction and Development Management Program Certificate.

Ping Zhang has been served as one of our independent directors since April 2025. He has been serving as a member of the board of directors of Quartzsea Acquisition Corporation (Nasdaq: QSEA) since November 2024, and as General Manager of Green Leaf Air Freight Inc., a U.S.-based investment and air freight company, since November 2020. Prior to that, he founded Shanghai Tongli Advertising Co., Ltd., an advertising company, and served as its General Manager from February 2006 to November 2020. Earlier in his career, Mr. Zhang founded Hunan Silver Fox Advertising Company, an advertising company in China, and served as its General Manager.

Daniel M. McCabe serves as one of our independent directors since October 5, 2023. He has been serving as a member of the board of directors of Yotta Acquisition Corporation (Nasdaq: YOTA) since April 2022, a member of the board of directors of Black Hawk Acquisition Corporation (Nasdaq: BKHA) since March 2024, and a member of the board of director of Quartzsea Acquisition Corporation (Nasdaq: QSEA) since March 2025. Mr. McCabe has been admitted to practice before the Courts of the State of Connecticut since 1974. Mr. McCabe’s legal career began as an assistant clerk of the Superior Court at Stamford from 1974 to 1976, and since then he has had his own legal practice, Daniel McCabe LLC, a general practice law firm in Connecticut founded in 1982. His work includes rendering legal advice to individuals and business entities concerning commercial transactions, business organizations, and complex litigation. Mr. McCabe is also an Adjunct Professor of Business Law at Sacred Heart University. Mr. McCabe previously was the Chairman of the Stamford Housing Authority, Co-chair of the Stamford Reapportionment Committee, Member of the Board of Parole for the State of Connecticut, Chairman of the Republican Town Committee of the City of Stamford and Counsel for the Stamford Water Pollution Control Authority. He also served as Corporation Counsel for the City of Stamford where he held the position of chief legal counsel and advisor to Mayor Stanley Esposito of the City of Stamford. Mr. McCabe obtained his Juris Doctor degree from St. John’s University Law School in 1974.

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Qi Gong has been an independent director of our board since April 2024. She has been serving as a member of the board of directors of Yotta Acquisition Corporation (Nasdaq: YOTA) since April 2024. Ms. Qi Gong has enjoyed a diverse career spanning both China and the United States across various domains. Ms. Gong founded the American Wall Street Listed Group Inc. in March 2024 and has been serving as its Chief Executive Officer since then. Ms. Gong was the founder and has been serving as the Chief Executive Officer for American Information Technology Inc. since September 2022. She was also the founder and has been serving as the Chief Executive Officer for U.S. China Health Products Inc. since December 2021. In addition, Ms. Gong founded the U.S.-China Service Inc. in July 2018 and has been serving as its Chief Executive Officer since then. Ms. Gong received her B.S. in Mechanical Engineering from Hefei University of Technology in July 1984.

Number and Terms of Office of Officers and Directors

Our board of directors has five members, three of whom are deemed “independent” under SEC and Nasdaq rules. We may not hold an annual meeting of stockholders until after we consummate our initial business combination. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our directors may consist of a chairman of the board, and that our officer may consist of chief executive officer, president, chief financial officer, executive vice president(s), vice president(s), secretary, treasurer and such other officers as may be determined by the board of directors.

Executive Officer and Director Compensation

No executive officer has received any cash compensation for services rendered to us. We currently pay our Sponsor an aggregate fee of $10,000 per month for providing us with office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide our Chief Executive Officer compensation in lieu of a salary.

Our officers and directors will also receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements made to our sponsor, officers, directors or their respective affiliates, with any interested director abstaining from such review and approval.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. However, the amount of such compensation may not be known at the time of the stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K or a periodic report, as required by the SEC.

Director Independence

Nasdaq listing standards require that within one year of the listing of our securities on the Nasdaq Global Market we have at least a majority of independent directors and that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors determined that Mr. McCabe, Mr. Zhang, and Ms. Gong each qualify as an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules.

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We will only enter into a business combination if it is approved by a majority of our directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors.

Board Committees

The Board has a standing audit and compensation committee. We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. The independent directors oversee director nominations. Each audit committee and compensation committee has a charter, which was filed with the SEC as exhibits to the Registration Statement on Form S-1 on September 14, 2023.

Audit Committee

We have established an audit committee of the board of directors, which consists of Mr. Ping Zhang, Mr. Daniel M. McCabe and Ms. Qi Gong, each of whom is an independent director. Ms. Qi Gong serves as chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

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Financial Experts on Audit Committee

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Ms. Qi Gong qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at a future annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers education, professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee

We have established a compensation committee of the board of directors consisting of Mr. Daniel M. McCabe, Mr. Ping Zhang, and Ms. Qi Gong, each of whom is an independent director. Mr. Daniel M. McCabe serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance within the context of such goals and objectives, and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments, and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

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Compensation Committee Interlocks and Insider Participation

Any executive compensation matters will be determined by our compensation committee. None of our directors who currently serve as members of our compensation committee is, or has at any time in the past been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any other entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

Upon consummation of the IPO, we adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

Potential investors should be aware of the following potential conflicts of interest.

● None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

● In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our directors and officers may continue to be involved in the formation of other special purpose acquisition companies in the future. Thus, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

● Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

● Unless we consummate our initial business combination, our officers, directors, and other insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account.

● The founder shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, if we are unable to complete an initial business combination within the required time frame, our officers and directors will not be entitled to receive any amounts held in the trust account with respect to any of their founder shares or private units. Furthermore, our Sponsor, Yocto Investments LLC, agreed that the private units will not be sold or transferred by it until after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effect our initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

● the corporation could financially undertake the opportunity;

● the opportunity is within the corporation’s line of business; and

● it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

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Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our amended and restated certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity except for Yotta Acquisition Corporation, any suitable opportunity to acquire a target business. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has pre-existing fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our officers and directors pre-existing fiduciary and contractual obligations or their agreement to present to us for our consideration, prior to presentation to any other person or entity except for Yotta Acquisition Corporation and Quartzsea Acquisition Corporation, any suitable opportunity to acquire a target business has not impeded the SPAC’s ability to identify a potential acquisition target and consummate a business combination. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.

The following table summarizes the current material pre-existing fiduciary or contractual obligations of our officers, and directors:

Name of Individual	Name of Affiliated Company	Entity’s Business	Affiliation	Affiliation with Quetta Acquisition Corporation	Priority/Preference relative to Quetta Acquisition Corporation
Hui Chen	Law Offices of Hui Chen & Associates, PC	Law Firm	Partner	-
	Hofstra University	Education	Adjunct Professor
	Yotta Acquisition Corporation	Special Purpose Acquisition Company	Chief Executive Officer and Chairman	Chairman, Chief Executive Officer	Yotta Acquisition Corporation will have priority over us.

Robert L. Labbe	MCAP Realty Advisors, LLC	Real Estate Advisory Services	Chief Financial Officer and Director	-	-
	Yotta Acquisition Corporation	Special Purpose Acquisition Company	-	Chief Financial Officer, Director	Yotta Acquisition Corporation will have priority over us.

Ping Zhang	Green Leaf Air Freight Inc.	Investment and Air Freight Company	General Manager
	Quartzsea Acquisition Corporation	Special Purpose Acquisition Company	Independent Director	Independent Director	Quartzsea Acquisition Corporation will have priority over us.

Daniel M. McCabe	Daniel M. McCabe, LLC	Law Firm	Partner
	1200 Summer Street Association	Real Estate	Managing Partner
	Yotta Acquisition Corporation	Special Purpose Acquisition Company	Independent Director	Independent Director	Yotta Acquisition Corporation will have priority over us.
	Black Hawk Acquisition Corporation	Special Purpose Acquisition Company	Independent Director	Independent Director
	Quartzsea Acquisition Corporation	Special Purpose Acquisition Company	Independent Director	Independent Director

Qi Gong	Yotta Acquisition Corporation	Special Purpose Acquisition Company	Independent Director	Independent Director	Yotta Acquisition Corporation will have priority over us.
	Quartzsea Acquisition Corporation	Special Purpose Acquisition Company	Independent Director	Independent Director	Quartzsea Acquisition Corporation will have priority over us.
	American Wall Street Listed Group Inc.	Consulting company	Chief Executive Officer	Independent Director
	American Information Technology Inc	Information Technology Consulting Company	Chief Executive Officer
	U.S. China Health Products Inc.	Marketing Consulting Company	Chief Executive Officer
	U.S.-China Service Inc.	Wealth Management Consulting Company	Chief Financial Officer

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Our insiders, including our officers and directors, have agreed to vote any shares of common stock held by them in favor of our initial business combination, if permitted by law or regulation. In addition, they have agreed to waive their respective rights to receive any amounts held in the trust account with respect to their founder shares and private units if we do not complete our initial business combination within the required time frame. If they purchase shares of common stock in the IPO or in the open market, however, they would be entitled to receive their pro rata share of the amounts held in the trust account if we are unable to complete our initial business combination within the required time frame, but have agreed not to redeem such shares in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will therefore comply with section 144 of the DGCL.

Limitation on Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Notwithstanding the foregoing, as set forth in our certificate of incorporation, such indemnification will not extend to any claims our insiders may make to us to cover any loss that they may sustain as a result of their agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us as described elsewhere in the Prospectus.

Our bylaws also permits us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

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These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our shares of Common Stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were filed in a timely manner, except that Ms. Qi Gong filed the Form 3 on May 6, 2024.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

Director Nominees and Executive Officers

The following table sets forth certain information relating to the persons who will serve as executive officers and directors of PubCo immediately following the consummation of the Business Combination.

Name	Age	Title
Junan Ke	77	Chairman of the Board, Chief Executive Officer
Jiang Zuo	51	Chief Financial Officer
Ni Ke	23	Director
Qi Gong	63	Independent Director Nominee
Gaofeng Chen	45	Independent Director Nominee
Xiaoqi He	37	Independent Director Nominee

[Following the Business Combination, the PubCo Board will be classified as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the PubCo Board. The initial Class I directors shall serve for a term expiring at the first annual meeting of the shareholders following the Closing of the Business Combination, the initial Class II directors shall serve for a term expiring at the second annual meeting of the shareholders following the Closing of the Business Combination, and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Closing of the Business Combination. Each class will serve for a term of three years. At each annual meeting of shareholders, the class of directors whose term expires at that annual meeting will be subject to reelection for a three-year term.]

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Biographies of Executive Officers and Directors

Below is a summary of the business experience of each of PubCo’s executive officers and directors:

Junan Ke Upon the closing of the Business Combination, Mr. Ke will serve as a Chairmen of the Board and Chief Executive Officer of PubCo. Mr. Ke has had a distinguished career spanning various industries in China. From 1970 to 2000, he served as the General Manager at Pengze County Dingshan Construction Company, where he was responsible for strategic planning and decision-making, team and organizational management, business operations coordination, and market expansion and customer relationship maintenance. From 2006 to 2015, Mr. Ke held the position of Manager at Guangzhou Muma Automotive Supplies Co., Ltd, overseeing strategic planning and decision-making, team management and development, business operations management, and market and customer management. Most recently, from 2021 to 2022, he served as the Manager at Jiujiang Santai New Materials Co., Ltd, where he continued to lead strategic planning, team management, business operations, and market and customer management. Mr. Ke completed his educational at Pengze County High School in Jiujiang, where he attended from 1963 to 1966. His vast experience in managing large-scale enterprises and his profound understanding of the Chinese market position him as an invaluable leader for PubCo, where he will guide strategic development and growth.

Jiang Zuo Upon the closing of the Business Combination, Mr. Zuo will serve as the Chief Financial Officer of PubCo. Mr. Zuo brings over two decades of extensive experience in financial management and leadership roles across various industries. Since 2023, he has been serving as the Chief Financial Officer at Jiujiang Lida Technology Co., Ltd., where he is responsible for financial strategy and planning, financial risk management, financial reporting and analysis, capital management, cost and tax management, and internal control and audit. From June 2019 to December 2022, he served as the Chief Financial Officer at Foshan Chuandong Magnetoelectric Co., Ltd., where he oversaw the company’s financial operations and strategic planning. Prior to this, he held the position of Financial Director at Guangdong Huayi Technology Co., Ltd. from September 2018 to June 2019. Mr. Zuo also served as a Senior Financial Manager at Guangdong Chaohua Technology Co., Ltd. from March 2014 to September 2018, where he played a key role in financial strategy and risk management. Mr. Zuo holds a Bachelor’s degree in Accounting from Dongbei University of Finance and Economics, which he earned between September 2019 and January 2022. He is also a certified Chinese Certified Public Accountant (CPA), underscoring his expertise and commitment to financial excellence. We believe that Mr. Zuo is qualified to serve as a Chief Executive Officer of PubCo due to his leadership and extensive experience.

Ni Ke Upon the closing of the Business Combination, Ms. Ke will serve as a member of the Board of directors of PubCo. Ms. Ke is a highly accomplished professional with a strong background in research and development within the automotive film industry. Since August 2023, she has been serving as the Research and Development Director at Jiujiang Lida Technology Co., Ltd., where she leads innovative projects and oversees the development of products. Ms. Ke holds a Bachelor’s degree in Communication and Graphic and Information Design from Northeastern university, which she earned between 2021 and 2023, and a Bachelor’s degree in Advertising from Boston University, completed between 2024 and 2025. Her extensive experience in both technical and financial domains positions her as a valuable asset to the Board, where she will contribute to the strategic oversight and growth of PubCo.

Qi Gong Upon the closing of the Business Combination, Ms. Gong will serve as an independent director of PubCo. Ms. Qi has been an independent director of Quetta Board since April 2024. She has been serving as a member of the board of directors of Yotta Acquisition Corporation (Nasdaq: YOTA) since April 2024. Ms. Qi Gong has enjoyed a diverse career spanning both China and the United States across various domains. Ms. Gong founded the American Wall Street Listed Group Inc. in March 2024 and has been serving as its Chief Executive Officer since then. Ms. Gong was the founder and has been serving as the Chief Executive Officer for American Information Technology Inc. since September 2022. She was also the founder and has been serving as the Chief Executive Officer for U.S. China Health Products Inc. since December 2021. In addition, Ms. Gong founded the U.S.-China Service Inc. in July 2018 and has been serving as its Chief Executive Officer since then. Ms. Gong received her B.S. in Mechanical Engineering from Hefei University of Technology in July 1984.

Gaofeng Chen Upon the closing of the Business Combination, Mr. Chen will serve as a member of the Board of directors and an independent director of PubCo. Mr. Chen is a seasoned entrepreneur and business leader with over two decades of experience in enterprise management and operations. Since 2005, he has been serving as the General Manager of Shenzhen Juwei Electronics Co., Ltd., where he is responsible for strategic planning and decision-making, business operations management, team building and talent management, financial management and risk control, market and customer management, and technological innovation and collaborative exchanges. Prior to this, Mr. Chen gained valuable experience in sales and market dynamics during his tenure in the communications industry from 2000 to 2005. His educational background includes studies at Pengze County High School in Jiujiang from 1996 to 1998 and Dingshan Middle School in Pengze, Jiujiang, from 1993 to 1996. Mr. Chen brings a wealth of expertise in business management and strategic planning to the Board, making him a valuable asset to the company’s governance and oversight.

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Xiaoqi He Upon the closing of the Business Combination, Ms. He will serve as a member of the Board of Directors, an independent director, and the Chairman of the Audit Committee of PubCo. Ms. He is a seasoned accounting professional with extensive experience in financial management and oversight. From 2012 to 2014, she served as an Accountant at Kunshan Zhongjing Electronics Co., Ltd., where she was responsible for financial accounting, preparation of financial statements, financial analysis, tax-related work, budget management, and capital management. Ms. He completed her education in Accounting at Jiujiang No. 1 Vocational School, where she studied from September 2004 to July 2007. Her strong background in accounting and financial management, combined with her attention to detail and analytical skills, make her a valuable asset to the Board and the Audit Committee, where she will contribute to our financial integrity and governance.

Family Relationships

Ms. Ni Ke, a member of the board of directors, is the granddaughter of Mr. Junan Ke, who serves as the Chief Executive Officer and Chairman of the Board. Mr. Xiaoping Ke, a beneficial owner of more than 5% of the shares immediately after the Business Combination, is the son of Mr. Junan Ke and the uncle of Ms. Ni Ke. There are no other family relationships among the executive officers and directors.

Classified Board of Directors

[Following the Business Combination, the PubCo Board will be classified as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the PubCo Board. The initial Class I directors shall serve for a term expiring at the first annual meeting of the shareholders following the Closing of the Business Combination, the initial Class II directors shall serve for a term expiring at the second annual meeting of the shareholders following the Closing of the Business Combination, and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Closing of the Business Combination. Each class will serve for a term of three years. At each annual meeting of shareholders, the class of directors whose term expires at that annual meeting will be subject to reelection for a three-year term.]

Corporate Governance

PubCo will structure its corporate governance in a manner that it believes will closely align PubCo’s interests with those of its shareholders following the Business Combination.

PubCo will have independent director representation on its audit committee immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors.

At least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo Board may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

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Role of Board in Risk Oversight

The PubCo Board will have extensive involvement in the oversight of risk management related to PubCo and its business and will accomplish this oversight through the regular reporting to the PubCo Board by the audit committee. The audit committee will represent the PubCo Board by periodically reviewing PubCo’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of PubCo business and summarize for the PubCo Board all areas of risk and the appropriate mitigating factors. In addition, the PubCo Board will receive periodic detailed operating performance reviews from management.

Composition of the PubCo Board After the Business Combination

PubCo’s business and affairs will be managed under the direction of the PubCo Board, which will consist of six (6) directors. The number of directors is fixed by PubCo Board, subject to the terms of the PubCo Amended and Restated Memorandum and Articles of Association. Each of PubCo’s directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Duties and Powers of Directors

Under Cayman Islands law, PubCo’s directors owe fiduciary duties to PubCo, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in PubCo’s best interests. PubCo’s directors must also exercise their powers only for a proper purpose. PubCo’s directors also owe to PubCo a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s memorandum and articles of association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. In accordance with the PubCo Amended and Restated Memorandum and Articles of Association, the powers of the PubCo Board include, among others, (i) convening shareholders’ general meetings, (ii) declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of PubCo lawfully available therefor, (iii) appointing and removing any natural person or corporation, whether or not a director to hold such office in PubCo as the directors may think necessary for the administration of PubCo, and (iv) approving the transfer of shares of PubCo. In addition, in case of an equality of votes, the chairman of the meeting of the directors of PubCo shall have a second or casting vote.

Terms of Directors and Officers

Pursuant to the PubCo Amended and Restated Memorandum and Articles of Association, PubCo may by an ordinary resolution appoint any person to be a director. The PubCo Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between PubCo and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the PubCo Board.

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A director may be removed from office by an ordinary resolution, notwithstanding anything in the PubCo Amended and Restated Memorandum and Articles of Association of PubCo or in any agreement between PubCo and such director (but without prejudice to any claim for damages under such agreement). In addition, the office of directors of PubCo shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by PubCo to be of unsound mind; (iii) resigns by notice in writing to PubCo; (iv) without special leave of absence from the PubCo board, is absent from meetings of the PubCo board for three consecutive meetings and the PubCo board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of the PubCo Amended and Restated Memorandum and Articles of Association.

Independence of the Board of Directors and Controlled Company Status

In connection with the Business Combination, the PubCo Common Stock will be listed on Nasdaq. We expect PubCo will be a “controlled company” upon completion of the Business Combination for the purposes of the corporate governance rules of Nasdaq. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Junan Ke will own more than 50% of our voting power upon completion of the Business Combination, and as such, may have the ability to control the outcome of matters submitted to shareholders for approval.

Accordingly, we expect PubCo will be eligible for certain exemptions from the corporate governance requirements of Nasdaq. Specifically, as a “controlled company,” we will not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors, or (3) a compensation committee composed entirely of independent directors. As mentioned above, the PubCo Board will consist of six directors, with three being independent directors, representing half and not a majority of the board. In the event we continue to rely on some or all of these exemptions in the future, shareholders would not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance rules of Nasdaq.

Under the rules of Nasdaq, a director will only qualify as an “independent director” if that person is not an executive officer or employee, and in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Quetta Board has undertaken a review of the independence of each director and considered whether each director of PubCo has a material relationship with QUAD that could compromise the director’s ability to exercise independent judgment in carrying out the director’s responsibilities. As a result of this review, Quetta anticipates that Qi Gong, Gaofeng Chen and Xiaoqi He (representing three out of our five directors) will be considered “independent directors” as defined under the listing requirements and rules of Nasdaq and the applicable rules of the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of the expected PubCo executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who are expected to serve as a member of the PubCo Board.

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Board Committees

After the completion of the Business Combination, the standing committees of PubCo’s Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee, the composition and function of which is expected to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and Nasdaq rules and regulations. The PubCo Board will adopt a written charter for each of these board committees, which will be available on PubCo’s website upon the completion of the Business Combination. Each committee’s members and functions are described below. The PubCo Board may also, from time to time, establish other committees.

PubCo’s president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of PubCo’s Board will provide appropriate risk oversight.

Audit Committee

Upon the completion of the Business Combination, we expect PubCo to have an audit committee, consisting of Ms. Xiaoqi He, who will be serving as the chairperson, Ms. Qi Gong and Mr. Gaofeng Chen. Each of the members of PubCo’s audit committee will satisfy the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and Listing Rules of the Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq and Rule 10A-3 under the Exchange Act, as amended.

PubCo’s Board has also determined that Ms. Xiaoqi He will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The audit committee will oversee PubCo’s accounting and financial reporting processes and the audits of its financial statements. The functions of this committee will include, among other things:

●	evaluating the performance, independence, qualifications and compensation of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

●	reviewing our financial reporting processes and disclosure controls;

●	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

●	reviewing the adequacy and effectiveness of our internal control policies and procedures, including the effectiveness of our internal audit function;

●	reviewing with the independent auditors the annual audit plan, including the scope of audit activities;

●	obtaining and reviewing at least annually a report by our independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

●	reviewing and evaluating our independent auditor’s lead audit partner and the rotation of audit partners as required by law;

●	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

●	reviewing our annual and semi-annual financial statements and reports, including the disclosures contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QUAD” and discussing the statements and reports with our independent auditors and management;

●	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

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●	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

●	establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls, auditing or other matters;

●	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	reviewing and discussing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

●	reviewing and evaluating the audit committee charter annually and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to PubCo’s audit committee by the PubCo Board from time to time.

Compensation Committee

Upon the completion of the Business Combination, we expect PubCo to have a compensation committee, consisting of Ms. Qi Gong, Mr. Gaofeng Chen, and Ms. Xiaoqi He. Mr. Gaofeng Chen will be serving as the chairperson. Each of the members of PubCo’s compensation committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq.

The compensation committee will assist the PubCo Board in reviewing and approving the compensation structure, including all forms of compensation, relating to the PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The functions of the committee will include, among other things:

●	reviewing and approving any corporate objectives that pertain to the determination of executive compensation;

●	reviewing and approving the compensation and other terms of employment of our executive officers;

●	reviewing and approving performance goals and objectives relevant to the compensation of our chief executive officer;

●	evaluating our chief executive officer’s performance in light of the foregoing goals and objectives and, either as a committee or together with the other independent directors, determining and approving our chief executive officer’s compensation level based on this evaluation;

●	making recommendations to the board regarding non-chief executive officer compensation and the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the board;

●	administering equity incentive plans, to the extent such authority is delegated by the board;

●	reviewing and evaluating the compensation committee charter annually and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to the compensation committee by the PubCo Board from time to time.

Nominating and Corporate Governance Committee

Upon the completion of the Business Combination, we expect PubCo to have a nominating and corporate governance committee, consisting of Ms. Qi Gong, Mr. Gaofeng Chen, and Ms. Xiaoqi He. Mr. Gaofeng Chen will be serving as the chairperson. Each of the members of PubCo’s nominating and corporate governance committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq, including Rule 5605(c)(2) of the Listing Rules of the Nasdaq.

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The nominating and corporate governance committee will assist the PubCo Board in selecting individuals qualified to become PubCo’s directors and in determining the composition of the PubCo Board and its committees. The functions of this committee will include, among other things:

●	identifying, reviewing, and making recommendations of candidates to serve on the board;

●	evaluating the performance of the board, committees of the board, and individual directors and determining whether continued service on the board is appropriate;

●	evaluating nominations by shareholders of candidates for election to the board;

●	evaluating the current size, composition, and organization of the board and its committees and making recommendations to the board for approvals;

●	developing a set of corporate governance policies and principles and recommending to the board any changes to such policies and principles;

●	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the board current and emerging corporate governance trends;

●	reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the board; and

●	such other matters that are specifically delegated to the nominating and corporate governance committee by the PubCo Board from time to time.

Code of Business Conduct

PubCo will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on PubCo’s website upon the completion of the Business Combination. PubCo’s code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. PubCo will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo will enter into employment agreements with all executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment. A form of such employment is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, QUAD paid an aggregate of approximately RMB 1.03 million (US$ 0.14 million) in cash to its directors and executive officers.

Following the consummation of the Business Combination, Mr. Jiang Zuo, our Chief Financial Officer, will receive an annual salary of RMB 280,000. The compensation for our Chief Executive Officer and Board of Directors are currently under review and will be determined in line with our corporate governance policies and the strategic objectives of the business.

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Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices may differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth as of [  ], 2025 the number of shares of common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding shares of common stock (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of [  ], 2025, we had 3,747,748 shares of QETA Common Stock issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of QETA Common Stock beneficially owned by them. The following table does not reflect record of beneficial rights included in the units or the private rights issued pursuant to QETA’s initial public offering as these rights are not convertible within 60 days of [ ], 2025.

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Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Hui Chen(2)	1,970,045	52.57%
Robert L. Labbe	2,000	*
Ping Zhang(3)	-	-
Daniel M. McCabe	2,000	*
Qi Gong	-	-
All directors and executive officers as a group (5 individuals)	1,974,045	52.67%
Michael Lazar(4)	2,000	*
Brandon Miller(3)	2,000	*
Yocto Investments LLC (our sponsor)(2)	1,970,045	52.57%
TD SECURITIES (USA) LLC(5)	219,000	5.8%
Mizuho Financial Group, Inc.(6)	451,403	12.04%
AQR Capital Management, LLC(7)	351,475	9.38%
AQR Capital Management Holdings, LLC(7)	351,475	9.38%
AQR Arbitrage, LLC(7)	351,475	9.38%
Hudson Bay Capital Management LP(8)	518,156	13.83%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Quetta Acquisition Corp, 1185 Avenue of the Americas, Suite 304, New York, NY.
(2)	Shares owned by Yocto Investments LLC, which is controlled solely by Ms. Chen, who is the wife of Hui Chen.
(3)	On April 29, 2025, Quetta reported the death of Brandon Miller, a member of Quetta Board and the chairperson of the audit committee. On April 29, 2025, the Qutta Board appointed Qi Gong, a current member of the Quetta Board, to serve as chairperson of the audit committee. On the same day, the Quetta Board appointed Ping Zhang as a member of the Quetta Board, including committee positions on the audit committee, the compensation committee, and the nominating committee, to fill the vacancy created by Mr. Miller’s death. The Quetta Board has determined that Mr. Zhang satisfies the current “independent director” standards established by the rules of The Nasdaq Stock Market.
(4)	Mr. Lazar resigned as our independent director on April 3, 2024.
(5)	Based on information provided in a Schedule 13G filed on May 13, 2025. TD SECURITIES (USA) LLC (“TDS”), Toronto Dominion Holdings (USA) Inc. (“TDH”), TD Group US Holdings LLC (“TD GUS”) and Toronto Dominion Bank (“TD Bank”) (together, the “Reporting Persons”) made certain joint filing statement, dated May 13, 2025. TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of these shares. TDH is the sole owner of TDS. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS. TD Bank, TDH, and TD GUS may be deemed to hold an indirect interest in the shares reported herein by virtue of their ownership of TDS. Each of the Reporting Persons disclaims beneficial ownership of the Company’s shares of Common Stock except to the extent of that person’s pecuniary interest therein. The address of TDS’ principal office and TDH’s principal office is One Vanderbilt Avenue, New York, New York 10017. The address of TD GUS principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of TD Bank principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
(6)	Based on information provided in a Schedule 13G filed on November 14, 2024. The Reporting Person has sole voting power and sole dispositive power over the subject shares. The address of the principal office of the Reporting Person is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan. Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary.
(7)	Based on information provided in a Schedule 13G/A filed on May 14, 2025. AQR Capital Management, LLC, AQR Capital Management Holdings, LLC and AQR Arbitrage, LLC (together, the “Reporting Persons”) shared voting and dispositive power over the subject shares. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC. The address of the principal office of the Reporting Persons is 1185 Avenue of the Americas, Suite 304, New York, NY 10036.
(8)

Based on information provided in a Schedule 13G filed on April 4, 2025 by Hudson Bay Capital Management LP (the “Investment Manager”) and Mr. Sander Gerber (“Mr. Gerber”), who are collectively referred to herein as “Reporting Persons.” The Investment Manager serves as the investment manager to HB Strategies LLC, in whose name the securities reported herein are held. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock held by HB Strategies LLC. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities. The address of the business office of each of the Reporting Persons is 290 Harbor Dr., Stamford, CT 06902.

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SECURITY OWNERSHIP OF THE COMBINED COMPANY
AFTER THE BUSINESS COMBINATION

The following tables sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately after the consummation of the Business Combination by:

●	each person known to PubCo who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

No Redemption Scenario:

	PubCo Class A Ordinary Shares		PubCo Class B Ordinary Shares			Voting Power (%)
Name and Address of Beneficial Owner	Number	%	Number		%
Executive Officers and Directors
Junan Ke	—	—	13,500,000	(1)	39.18%	51.14%
Ni Ke	—	—	9,600,000	(2)	27.86%	36.37%
Jiang Zuo	—	—	—		—	—
Qi Gong	—	—	—		—	—
Xiaoqi He	—	—	—		—	—
All Executive Officers and Directors as a group	—	—	23,100,000		67.04%	87.51%

	PubCo Class A Ordinary Shares		PubCo Class B Ordinary Shares			Voting Power (%)
Name and Address of Beneficial Owner	Number	%	Number		%
5% Or Greater Holders
KJA 2 Limited	—	—	13,500,000	(1)	39.18%	51.14%
KN2 Limited	—	—	12,000,000	(2)	34.82%	45.46%
Yocto Investments LLC	1,995,349	5.79%	—		—	0.76%

Notes:

(1)	These shares are held by KJA 2 Limited, a British Virgin Islands company. Junan Ke is the sole director of KJA 2 Limited. KJA 2 Limited is 100% indirectly held by Junan Ke through KJA Limited, a British Virgin Islands company. The registered address of KJA 2 Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(2)	These shares are held by KN2 Limited, a British Virgin Islands company. Ni Ke is the sole director of KN 2 Limited. KN 2 Limited is approximately 80% indirectly held by Ni Ke through KN Limited, a British Virgin Islands company, and 20% indirectly held by Xiaoping Ke through XP Limited, a British Virgin Islands company. The registered address of KN 2 Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

Full Redemption Scenario:

	PubCo Class A Ordinary Shares		PubCo Class B Ordinary Shares			Voting Power (%)
Name and Address of Beneficial Owner	Number	%	Number		%
Executive Officers and Directors
Junan Ke	—	—	13,500,000	(1)	41.20%	51.48%
Ni Ke	—	—	9,600,000	(2)	29.30%	36.60%
Jiang Zuo	—	—	—		—	—
Qi Gong	—	—	—		—	—
Xiaoqi He	—	—	—		—	—
All Executive Officers and Directors as a group	—	—	23,100,000		70.50%	88.08%

	PubCo Class A Ordinary Shares		PubCo Class B Ordinary Shares			Voting Power (%)
Name and Address of Beneficial Owner	Number	%	Number		%
5% Or Greater Holders
KJA 2 Limited	—	—	13,500,000	(1)	41.20%	51.48%
KN2 Limited	—	—	12,000,000	(2)	36.63%	45.76%
Yocto Investments LLC	1,995,349	6.09%	—		—	0.76%

Notes:

(1)	These shares are held by KJA 2 Limited, a British Virgin Islands company. Junan Ke is the sole director of KJA 2 Limited. KJA 2 Limited is 100% indirectly held by Junan Ke through KJA Limited, a British Virgin Islands company. The registered address of KJA 2 Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(2)	These shares are held by KN2 Limited, a British Virgin Islands company. Ni Ke is the sole director of KN 2 Limited. KN 2 Limited is approximately 80% indirectly held by Ni Ke through KN Limited, a British Virgin Islands company, and 20% indirectly held by Xiaoping Ke through XP Limited, a British Virgin Islands company. The registered address of KN 2 Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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CERTAIN TRANSACTIONS

Certain Transactions of Quetta

Insider Shares

On May 17, 2023, Quetta issued 1,725,000 shares of common stock, the insider shares or founder shares, to the sponsor for an aggregate purchase price of $25,000. The 1,725,000 insider shares included an aggregate of up to 225,000 shares subject to forfeiture by the sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the sponsor would collectively own 20% of Quetta’s issued and outstanding shares after the initial public offering (assuming the sponsor did not purchase any Public Shares in the initial public offering and excluding the Private Shares). As a result of the underwriters’ election to fully exercise their over-allotment option on October 11, 2023, a total of 225,000 insider shares are no longer subject to forfeiture.

Each of the following individuals (directors, officers or other affiliates of Quetta) has an economic interest in the insider shares currently held by the Sponsor and its affiliates. The economic interest (or deemed economic interest) of these individuals in these 1,725,000 shares retained by the Sponsor is shown below:

Name of Person	QETA Shares
Robert L. Labbe	2,000
Brandon Miller(1)	2,000
Daniel M. McCabe	2,000
Michael Lazar (2)	2,000
Yocto Investments LLC (our Sponsor)(3)	1,717,000
Total:	1,725,000
(1)	On April 29, 2025, Quetta reported the death of Brandon Miller.

(2)	Mr. Michael Lazar resigned as an independent director of Quetta on April 3, 2024.

(3)	Shares owned by Yocto Investments LLC, which is controlled solely by Ms. Chen Chen, who is the wife of Hui Chen.

Promissory Note - Related Party

On May 21, 2023, the Sponsor loaned Quetta $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “May 2023 Promissory Note”). The May 2023 Promissory Note is unsecured, interest-free and due after the date on which Quetta closes the initial Business Combination. Quetta repaid the outstanding balance of $300,000 to the Sponsor on October 11, 2023.

Promissory Note – KM QUAD

On November 5, 2024, Quetta issued an unsecured promissory note in the aggregate principal amount of $500,000 (the “QUAD Promissory Note”) to QUAD in connection with the Business Combination. The QUAD Promissory Note is unsecured, interest-free and due on the earlier date of (i) consummation of the Business Combination, (ii) a breach by Quetta of any its obligations under the QUAD Promissory Note, (iii) the termination of the proposed Business Combination, or (iv) expiration of the Combination Period (as defined in the QUAD Promissory Note).  QUAD will have the right to convert all or any part of the outstanding and unpaid amount of the QUAD Note into shares of common stock, or other securities, at $10 per share upon the consummation of the Business Combination.

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In the event that the closing of the Business Combination does not occur by February 10, 2025, the Company shall have the right to extend the time to complete the Business Combination up to twenty-one (21) times for one month each time until October 10, 2026. QUAD shall be responsible for the extension fees covering nine extensions over nine months, in the total amount of $540,000.

On or before February 14, 2025, QUAD wired the first installment of the prepaid extension fees, in the amount of $250,000, to Quetta’s designated bank account in exchange for a promissory note issued by Quetta. QUAD shall wire the second installment of the prepaid extension fees, in the amount of $290,000, to Quetta’s designated bank account on or before April 20, 2025 in exchange for a promissory note issued by Quetta, provided that the Merger Agreement has not been terminated prior to that date. If the closing of the Business Combination does not occur prior to October 10, 2025 due to a delay in obtaining CSRC approvals, QUAD shall be responsible for any extension fees and other related fees incurred by Quetta beyond October 10, 2025 not to exceed $100,000 per month. If the closing of the Business Combination or termination of the Merger Agreement occurs prior to October 10, 2025, Quetta shall return the remaining balance of the prepaid extension fees, if any, to QUAD on a pro rata basis. Alternatively, at the closing of the Business Combination, Quetta shall have the right to convert any prepaid extension fees that were paid and not returned into PubCo Class A Ordinary Shares at $10.00 per share.

Administrative Support Agreement

Quetta agreed, commencing on October 5, 2023, to pay the sponsor, affiliates, or advisors a total of up to $10,000 per month for office space, utilities, out of pocket expenses, and secretarial and administrative support. The arrangement will terminate upon the earlier of Quetta’s consummation of a Business Combination or its liquidation. For the year ended December 31, 2024 and for the period from May 1, 2023 through December 31, 2023, Quetta incurred $120,000 and $28,710 in fees for these services, respectively.

Underwriting Agreement

Quetta granted the underwriters a 45-day option from the date of the initial public offering to purchase up to 900,000 additional Units to cover over-allotments. On October 11, 2023, the underwriter’s elected to fully exercise the over-allotment option to purchase an additional 900,000 Units at a price of $10.00 per Public Share.

Quetta paid an underwriting fee of $0.20 per Unit, or $1,380,000, in total which includes the fee due upon the full exercise of the underwriters’ over-allotment option.

The underwriters are entitled to a deferred fee of $0.35 per unit, or $2,415,000 due to the option to fully exercise their overallotment on October 11, 2023, in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Quetta completes a Business Combination, subject to the terms of the underwriting agreement.

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement on February 14, 2025, Quetta and certain shareholders of QUAD entered into a support agreement, pursuant to which each such shareholder agreed to vote in favor of the Business Combination, subject to the terms of such shareholder support agreement.

Representative Shares

On October 11, 2023, Quetta issued to the underwriter and/or its designees 69,000 shares of common stock (the “Representative Shares”). Quetta accounted for the Representative Shares as an expense of the initial public offering, resulting in a charge directly to stockholder’s equity. Quetta estimated the fair value of Representative Shares to be $690,000 based upon the offering price of the shares of $10 per share. The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the initial public offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the initial public offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the initial public offering except to any underwriter and selected dealer participating in the initial public offering and their bona fide officers or partners.

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Certain Transactions of QUAD

QUAD’s Material Transactions with Related Parties

1)	Nature of relationships with related parties

Name	Relationship with the Company
Xiaoping Ke	CEO and Shareholder of the Company
Juchu Ke	Shareholder of the Company
Huihui Li	Shareholder of the Company
Qunxia Tao	Supervisor of Jiujiang Lida Technology Co., Ltd.
Qiuping Ke	Close family of shareholder of the Company
Shaoyun Cai	Close family of shareholder of the Company
Jiujiang Keni Software Technology Co., Ltd. (Jiujiang Keni Software)	Supervisor of Jiujiang Keni Software is Ni Ke, one of the shareholders of the Company
Jiujiang Jingyan Intelligent Manufacturing Technology Co., Ltd. (Jiujiang Jingyan)	Legal Representative of Jiujiang Jingyan is Dengyou Wu, one of the shareholders of the Company
Jiangxi Kewei New Plastic Industry Co., Ltd. (Jiangxi Kewei)	51.2196% equity interest owned by Shengjun Liao, legal representative of Jiujiang Lida Technology Co., Ltd.
Jiujiang Jingyan Trading Co., Ltd. (Jiujiang Jingyan Trading)	Legal Representative of Jiujiang Jingyan Trading is Juchu Ke, one of the shareholders of the Company
Jiujiang E&T Zone Shunyi Investment Management Center (Limited Partnership) (Shunyi Investment)	92% equity interest owned by Ni Ke, one of the shareholders of the Company
Jiujiang Changda Investment Management Co., Ltd., (Changda Investment)	96.2249% equity interest owned by Junan Ke and Ni Ke, shareholders of the Company
Jiujiang Like Trading Co., Ltd. (Jiujiang Like Trading)	99.998% equity interest owned by Qiuping Ke, one of the shareholders of the Company
Quetta Acquisition Corporation (Quetta)	Quetta is a party to the Agreement and Plan of Merger with the Company, signed on February 14, 2025, pursuant to which the Company and Quetta intend to merge

2)	Related party balances

Due from related parties:

Name of related parties	As of the date of this prospectus	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Juchu Ke	$—	$—	$—	$1,450
Qunxia Tao	1,370	—	—	2,175
Qiuping Ke	6,850	6,850	—	—
Jiujiang Like Trading	16,669	16,669	—	—
Quetta*	500,000	500,000	7,042	—
Total	$524,889	$523,519	$7,042	$3,625

* On November 5, 2024, Quetta issued an unsecured promissory note in the aggregate principal amount of $500,000 (the “Promissory Note”) to the Company in connection with a business combination between Quetta and the Company. The Promissory Note is unsecured, interest-free and due on the earlier date of (i) consummation of the business combination between Quetta and the Company, (ii) a breach by Quetta of any its obligations under the Promissory Note, (iii) the termination of the proposed transaction between Quetta and the Company, or (iv) expiration of the Combination Period (as defined in the Promissory Note). The Company will have the right to convert all or any part of the outstanding and unpaid amount of the Note into shares of common stock, or other securities, at $10 per share upon the consummation of the business combination.

Due to related parties:

Name of related parties	As of the date of this prospectus	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Jiujiang Keni Software (Short-term)	$34,251	$34,251	$—	$57,994
Xiaoping Ke (Short-term)	—	—	—	4,454
Huihui Li (Short-term)	4,110	—	—	—
Changda Investment (Long-term)	8,946,063	9,425,561	—	—
Shunyi Investment (Long-term)	136,999	136,999	—	—
Total	$9,121,423	$9,596,811	$—	$62,448

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3)	Related party transactions

For the period beginning January 1, 2025 and ending on the date of this prospectus, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Changda Investment (Long-term)	$205,500	$684,998
Huihui Li (Short-term)	4,111	—
Total	$209,611	$684,998

For the year ended December 31, 2024, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due in one to three years and with an annual interest rate ranging from 3.10% to 3.35%. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Jiujiang Keni Software (Short-term)	$102,751	$68,500
Changda Investment (Long-term)	11,480,553	2,054,992
Shunyi Investment (Long-term)	136,999	—
Total	$11,720,303	$2,123,492

For the year ended December 31, 2023, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Qiuping Ke	$35,492	$35,492
Jiujiang Jingyan	49,296	49,296
Jiujiang Keni Software	295,780	352,118
Xiaoping Ke	—	4,327
Total	$380,568	$441,233

For the year ended December 31, 2022, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Qiuping Ke	$18,758	$18,758
Jiujiang Keni Software	130,486	72,493
Xiaoping Ke	14,661	17,961
Jiangxi Kewei	47,019	45,870
Total	$210,924	$155,082

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The following table summarizes the Operating Entity’s sales transactions with the related parties:

Name of related parties	For the period beginning January 1, 2025 and ending on the date of this prospectus	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Jiangxi Kewei	$24,488	$177,514	$6,999,999	$3,870,259
Jiujiang Like Trading	—	138,144	136,524	—
Jiujiang Jingyan	—	69,970	13,032	—
Jiujiang Jingyan Trading	—	40,227	242,841	—
Jiujiang Keni Software	609	609	—	—
Shaoyun Cai	12,039	—	—	—
Total	$37,136	$426,464	$7,392,396	$3,870,259

The following table summarizes the Operating Entity’s advance to suppliers balance with the related parties:

Name of related parties	As of the date of this prospectus	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Jiangxi Kewei	935,740	920,716	290,291	724,932
Jiujiang Jingyan	668,426	523,431	—	—
Total	$1,604,166	$1,444,147	$290,291	$724,932

The following table summarizes the Operating Entity’s accounts receivable balance with the related parties:

Name of related parties	As of the date of this prospectus	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Jiujiang Jingyan	$—	$—	$13,636	$2,712
Jiangxi Kewei	225,023	197,744	2,136,536	2,624,611
Jiujiang Jingyan Trading	—	—	273,676	—
Jiujiang Keni Software	1,356	678	—	—
Shaoyun Cai	13,411	—	—	—
Total	$239,790	$198,422	$2,423,848	$2,627,323

The following table summarizes the Operating Entity’s contract liabilities balance with the related parties:

Name of related parties	As of the date of this prospectus	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Jiujiang Jingyan Trading	217,119	217,119	—	—
Total	$217,119	$217,119	$—	$—

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Policies and Procedures for Related Party Transactions

The PubCo Board will establish an audit committee, to be effective upon the effectiveness of the registration statement of which this prospectus is a part, which will be tasked with review and approval of all related party transactions.

Employment Agreements and Indemnification Agreements

Prior to or concurrently with the Closing, PubCo will enter into employment agreements with all executive officers also include confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment. A form of such employment is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Redomestication Merger to U.S. Holders (defined below) of QETA Common Stock or QETA Rights (collectively, the “QETA securities”), (ii) of the exercise of redemption rights by U.S. Holders of QETA Common Stock, [(iii) the Acquisition Merger to U.S. Holders of QUAD Ordinary Shares,] and (iv) of the subsequent ownership and disposition of PubCo Ordinary Shares (the “PubCo securities”) received in the Business Combination. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to QETA and PubCo.

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This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of QETA securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold QETA securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	any holder that is not a U.S. Holder;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received QETA Common Stock through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding QETA Common Stock, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares); or

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●	holders holding QETA securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction

●	controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation section 1.367(b)-3(b)(1)(ii); or

●	the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of QETA securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds QETA securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because QETA Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a QETA Unit should be treated as the owner of the underlying component QETA securities for U.S. federal income tax purposes. The discussion below with respect to QETA securities should also apply to holders of QETA Units (as the deemed owner of the underlying component QETA securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. QETA SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders of QETA Securities

Qualification of the Redomestication Merger as a Reorganization

The following discussion, “— U.S. Federal Income Tax Consequences of the Redomestication Merger to U.S. Holders of QETA Securities,” constitutes the opinion of Loeb & Loeb, counsel to QETA, as to the material U.S. federal income tax consequences of the Redomestication Merger to U.S. Holders of QETA securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

The U.S. federal income tax consequences of the Business Combination to U.S. Holders will depend on whether the Redomestication Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code. The provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law. Due to the absence of direct guidance on the application of Section 368 to a redomestication of a corporation holding only investment-type assets such as QETA, the qualification of the Redomestication Merger as a “reorganization” is not entirely clear. Accordingly, Loeb & Loeb is unable to provide a “will” opinion regarding the qualification of the Redomestication Merger as a “reorganization” within the meaning of Section 368 of the Code, and is instead providing a “should” opinion. However, U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Redomestication Merger qualifies as a reorganization, and that none of QETA, PubCo, or QUAD has requested nor intends to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Redomestication Merger. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

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If the Redomestication Merger Qualifies as a Reorganization

Although U.S. shareholders generally do not recognize gain or loss on the receipt of stock pursuant to a reorganization under Section 368 of the Code, Section 367(a) of the Code and Treasury Regulations promulgated thereunder require, where applicable, U.S. shareholders to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the Redomestication Merger in a manner that causes gain recognition to the U.S. Holders, unless the exchange of QETA securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from QETA pursuant to the Redomestication Merger to certain subsidiary corporations in connection with the Business Combination. If the indirect stock transfer rules apply, then the requirements under Section 367(a) of the Code generally would require U.S. Holders to recognize gain, but not loss, in the Redomestication Merger. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will recognize gain, if any, as a result of the exchange of QETA securities for PubCo securities.

Because the Redomestication Merger should qualify as a reorganization under the provisions of Section 368 of the Code provided that it is not treated as an indirect stock transfer, a U.S. Holder that exchanges its QETA securities pursuant to the Redomestication Merger should not recognize gain or loss on the exchange of QETA securities for PubCo securities. If the transaction is treated as a reorganization as defined in Section 368 of the Code, the aggregate adjusted tax basis of a U.S. Holder in the PubCo Ordinary Shares received as a result of the Redomestication Merger should equal the aggregate adjusted tax basis of the QETA Common Stock surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the QETA securities surrendered in the exchange.

Moreover, as the Redomestication Merger will occur immediately prior to the redemption of holders that exercise redemption rights with respect to QETA Common Stock, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(a) of the Code as a result of the Redomestication Merger.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of QETA securities for PubCo securities pursuant to the Redomestication Merger, the qualification of the Redomestication Merger as a reorganization, and the potential application of Section 367(a) to the Redomestication Merger.

Gain Recognized by QETA as a Result of the Redomestication Merger

Although corporations generally do not recognize gain or loss on the transfer of assets pursuant to a reorganization under Section 368 of the Code, Section 367 of the Code and Treasury Regulations promulgated thereunder require, where applicable, U.S. corporations to recognize gain (but not loss) with respect to certain transfers to foreign corporations in certain cross-border reorganizations.

Even if the Redomestication Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code, as a result of Section 367 of the Code, QETA will recognize gain (but not loss) on the transfer of its assets to PubCo, to the extent that the fair market value of such assets exceeds QETA’s adjusted basis in such assets. QETA does not expect the amount of such gain to be material, but there is no certainty that that would be the case.

If the Redomestication Merger Does Not Qualify as a Reorganization

If the Redomestication Merger fails to qualify as a Reorganization for a reason other than the application of Section 367(a) of the Code, a U.S. Holder that exchanges its QETA securities for the consideration under the Redomestication Merger will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the QETA securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Redomestication Merger will begin on the day after the date the U.S. Holder receives such PubCo securities.

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Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the QETA securities exceeds one year at the time of the Redomestication Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its QETA Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the QETA Common Stock under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the QETA Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the QETA Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the QETA Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of QETA Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from QETA’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the QETA Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the QETA Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of QETA Common Stock treated as held by the U.S. Holder relative to all of the QETA Common Stock outstanding both before and after the redemption. The redemption of QETA Common Stock generally will be treated as a sale or exchange of the QETA Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in QETA or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only QETA Common Stock actually owned by the U.S. Holder, but also QETA Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of QETA’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the QETA Common Stock must, among other requirements, be less than 80% of the percentage of QETA’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the QETA Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the QETA Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other QETA Common Stock. The redemption of the QETA Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in QETA Common Stock owned directly and constructively by that U.S. Holder. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in QETA will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

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If none of the foregoing tests are satisfied with respect to a U.S. Holder, then the redemption will be treated as a corporate distribution to that U.S. Holder. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining QETA Common Stock or in other QETA Common Stock constructively owned by it.

Because the Redomestication Merger will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to QETA Common Stock, U.S. Holders exercising such redemption rights, will be subject to the potential tax consequences of Section 367(a) of the Code and the tax rules relating to PFICs as a result of the Redomestication Merger (as discussed further above).

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of QUAD Ordinary Shares

The U.S. federal income tax consequences to U.S. Holders will depend on whether the Acquisition Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code. However, the provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law. Due to the absence of direct guidance on the application of Section 368 to an acquisition of a corporation holding only investment-type assets such as Quetta, the qualification of the Acquisition Merger as a “reorganization” is not entirely clear. Accordingly, J. Zhang and Associates, P.C. is unable to provide a “will” opinion regarding the qualification of the Acquisition Merger as a “reorganization” within the meaning of Section 368 of the Code, and is instead providing a “should” opinion. U.S. Holders should be aware that, pursuant to the Merger Agreement, the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Acquisition Merger qualifies as a “reorganization,” and that none of Quetta or PubCo has requested nor intends to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Acquisition Merger. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a “reorganization” within the meaning of Section 368 of the Code, Section 367(a) of the Code, and Treasury Regulations promulgated thereunder, require Five Percent Holders who do not enter into a GRA under applicable Treasury Regulations to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the Acquisition Merger in a manner that causes gain recognition to Five Percent Holders who do not enter into a GRA under applicable Treasury Regulations, unless the exchange of Quetta’s securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from Quetta pursuant to the Acquisition Merger to certain subsidiary corporations in connection with the Business Combination. There are significant factual and legal uncertainties concerning the determination of whether the requirements of Section 367(a) will be satisfied which are not discussed herein. The rules under Section 367(a) of the Code and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. If you believe that you will be a Five Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Business Combination to you taking into account the rules of Section 367(a) of the Code (including the possibility of entering into a GRA under applicable Treasury Regulations). In addition, U.S. Holders may be subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status.” Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will not recognize gain, if any, as a result of the exchange of Quetta’s securities for PubCo securities.

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Because the Acquisition Merger will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to PubCo Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Acquisition Merger. All holders considering exercising redemption rights with respect to their PubCo Ordinary Shares are urged to consult with their own tax advisors with respect to the potential tax consequences to them of the Acquisition Merger and exercise of redemption rights.

If the Acquisition Merger Qualifies as a Reorganization

The Acquisition Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code, and, subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status” and provided that it is not treated as an indirect stock transfer for purposes of Section 367(a), a U.S. Holder that exchanges its securities of Quetta pursuant to the Acquisition Merger should not recognize gain or loss on the exchange of QUAD Ordinary Shares for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo securities received as a result of the Acquisition Merger should equal the aggregate adjusted tax basis of the QUAD Ordinary Shares surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for QUAD Ordinary Shares surrendered in the exchange. If Section 367(a) of the Code applies to the Acquisition Merger, as described above, a Five Percent Holder who does not enter into a GRA under applicable Treasury Regulations, may be required to recognize gain (but not loss) as a result of the Acquisition Merger.

Because the Acquisition Merger will occur immediately prior to the redemption of holders that exercise redemption rights with respect to QUAD Ordinary Shares, U.S. Holders exercising such redemption rights may be subject to the potential tax consequences of Section 367 of the Code as a result of the Acquisition Merger.

If the Acquisition Merger Does Not Qualify as a Reorganization

If the Acquisition Merger fails to qualify as a “reorganization” within the meaning of Section 368 of the Code, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its QUAD Ordinary Shares for PubCo securities in the Acquisition Merger will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in QUAD Ordinary Shares exchanged therefor. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Acquisition Merger will begin on the day after the date the U.S. Holder receives such PubCo securities.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for QUAD Ordinary Shares exceeds one year at the time of the Acquisition Merger. Long-term capital gains of non-corporate U.S. Holders currently are subject to reduced rates of U.S. federal income taxation. However, it is unclear whether the redemption rights with respect to the QUAD Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Notwithstanding the foregoing, if the Acquisition Merger fails to qualify as a “reorganization” within the meaning of Section 368 of the Code and Quetta has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder has not made certain elections with respect to its securities of Quetta), such U.S. Holder would be subject to tax under the PFIC rules on any gain on the exchange of its QUAD Ordinary Shares for the consideration under the Acquisition Merger, as discussed below under the heading, “— Passive Foreign Investment Company Status.”

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of securities of Quetta for PubCo securities pursuant to the Acquisition Merger, the qualification of the Acquisition Merger as a “reorganization,” and the potential application of Section 367(a) to the Acquisition Merger.

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Certain U.S. Federal Income Tax Consequences of the Business Combination to PubCo

The following discussion is a summary of certain U.S. federal income tax consequences of the Business Combination to PubCo.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally is considered a resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, PubCo, which is a Cayman Islands -incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, PubCo would be liable for U.S. federal income tax on its worldwide income like any other U.S. corporation, and certain distributions made by PubCo to non-U.S. holders of PubCo securities would be subject to U.S. withholding tax at a rate of 30% or such lower rate as provided by an applicable treaty. As a result, taxation as a U.S. corporation could have a material adverse effect on PubCo’s financial position and results from operations. The Section 7874 rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (the “substantial business activities test”), and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the stock of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, as determined under complex share ownership rules described below, which are uncertain in their application in many circumstances and are intended to increase the percentage ownership for these purposes (the “Ownership Test”). For this purpose, “expanded affiliated group” generally means the foreign acquiring corporation and all subsidiary corporations in which such foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote and value) after the foreign acquiring corporation’s acquisition of the assets of the U.S. corporation.

In the Business Combination, PubCo will directly acquire all of Quetta and QUAD’s assets through the Redomestication Merger and the Acquisition Merger. As a result, the determination of whether PubCo will be treated as a U.S. corporation for U.S. federal income tax purposes will depend on the application of the substantial business activities test and the Ownership Test.

PubCo is not expected to have substantial business activities based on its activities in the Cayman Islands after the completion of the Business Combination. Accordingly, PubCo must determine whether Quetta stockholders hold less than 80% (by either vote or value) of PubCo stock by reason of their former ownership of QETA securities to determine whether PubCo will be treated as a U.S. corporation for U.S. federal income tax purposes.

Based on the complex rules for determining share ownership under Section 7874 of the Code and Treasury Regulations promulgated thereunder and certain factual assumptions, PubCo expects to take the position that after completion of the Business Combination, former Quetta stockholders are expected to be treated as holding less than 80% (by both vote and value) of PubCo stock by reason of their former ownership of QETA securities for these purposes. Accordingly, PubCo intends to take the position that it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, whether the Ownership Test has been satisfied must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Furthermore, the interpretation of regulations relating to the Ownership Test is subject to uncertainty and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect PubCo’s status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation. The remainder of the discussion in “U.S. Federal Income Tax Consequences” assumes that Section 7874 will not apply to the Business Combination.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of PubCo Securities to U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Taxation of Distributions

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on PubCo Ordinary Shares to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by PubCo will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in PubCo Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PubCo Ordinary Shares as discussed below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares.”

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate (as discussed below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares”) provided that PubCo Ordinary Shares are readily tradable on an established securities market in the United States, and PubCo is not treated as a PFIC at the time the dividend was paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on Nasdaq, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their own tax advisors regarding the availability of such lower rate for any dividends paid with respect to PubCo Ordinary Shares.

For foreign tax credit limitation purposes, dividends will generally be treated as passive category income (but could, in the case of certain U.S. Holders, constitute general category income). A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on PubCo Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

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Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of PubCo Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such PubCo Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their own tax advisors regarding the ability to claim a foreign tax credit.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to PubCo. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include PubCo securities if they are not held in an account maintained with a financial institution. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in PubCo securities.

PFIC Considerations

The treatment of U.S. Holders of the PubCo Ordinary Shares could be materially different from that described above if PubCo is treated as a PFIC for U.S. federal income tax purposes (for a general discussion of the PFIC rules, see the discussion below under the heading “— Passive Foreign Investment Company Status”).

There is a possibility that it may be classified as a PFIC for its taxable year that includes the date of the Business Combination or in the foreseeable future. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. As such, no assurance can be given as to whether PubCo will be a PFIC in its current taxable year or for any future taxable year, and none of Quetta’s, QUAD’s or PubCo’s respective U.S. counsel expresses any opinion with respect to PubCo’s PFIC status for any taxable year.

Under the PFIC rules, if PubCo were considered a PFIC at any time that a U.S. Holder owns PubCo Ordinary Shares, PubCo will continue to be treated as a PFIC with respect to such U.S. Holder’s PubCo Ordinary Shares, as applicable, unless (i) it ceases to be a PFIC and (ii) the U.S. Holder makes a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its PubCo Ordinary Shares at their fair market value on the last day of the last taxable year in which PubCo is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the PubCo Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless PubCo subsequently becomes a PFIC.

For each taxable year that PubCo is treated as a PFIC with respect to a U.S. Holder’s PubCo Ordinary Shares, the U.S. Holder will generally be subject to special and adverse tax rules, as described below under the heading “— Passive Foreign Investment Company Status.” U.S. Holders may also be subject to such special and adverse tax rules if PubCo at any time were to own any subsidiaries (including Quetta) that are lower-tier PFICs.

As discussed in more detail below above under the heading “— Passive Foreign Investment Company Status,” if PubCo is a PFIC, a U.S. Holder of PubCo Ordinary Shares may be able to mitigate the adverse consequences under the PFIC rules by making a QEF election (as defined below) or a mark-to-market election, if available.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file certain forms and information with the IRS as described below under the heading “— Passive Foreign Investment Company Status.” Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS and may result in significant penalties.

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If it is determined that either Quetta or PubCo was a PFIC for any tax year of Quetta or PubCo beginning on or before the date of the Acquisition Merger, and each subsequent tax year of PubCo, PubCo shall use commercially reasonable efforts to make available to those U.S. Holders that held QETA securities and QUAD Ordinary Shares prior to the Business Combination such information that is reasonably available to PubCo and is reasonably necessary for such U.S. Holders to comply with PFIC reporting requirements; provided, that, PubCo provides no assurance of, and makes no representation as to, the accuracy of any such determination or that it will timely provide such required information. PubCo does not otherwise intend to provide information that may be required for U.S. Holders (other than U.S. Holders that held QETA securities or QUAD Ordinary Shares prior to the Business Combination as described in the preceding sentence) to comply with PFIC reporting requirements.

The rules dealing with PFICs, QEF elections and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to PubCo securities under their particular circumstances.

Passive Foreign Investment Company Status

PFIC Rules, In General

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Quetta, QUAD, PubCo, or any of its subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds securities of Quetta, QUAD, or after the Business Combination, PubCo securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income, or (b) if at least 50% of its assets in a taxable year of the non-U.S. corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether Quetta, QUAD, PubCo or any of its subsidiaries is a PFIC is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. However, subject to certain exceptions described below, once a non-U.S. corporation is treated as a PFIC with respect to a U.S. Holder for a taxable year, even if such non-U.S. corporation ceases to be a PFIC in a subsequent taxable year, such U.S. Holder may continue to be subject to the adverse tax consequences of the PFIC rules. None of Quetta, QUAD, PubCo or any of its subsidiaries has provided assurance that it was not a PFIC for any prior taxable year, is not a PFIC for any current taxable year, or will be a PFIC for any subsequent taxable year.

If Quetta, QUAD or after the Business Combination, PubCo were determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of QUAD Ordinary Shares, QETA securities, or PubCo securities, as applicable, and the U.S. Holder did not make a timely and valid QEF election or “mark-to-market” election, such U.S. Holder generally will be subject to the special and adverse PFIC tax rules with respect to:

any gain recognized by the U.S. Holder on the sale or other disposition of QUAD Ordinary Shares, QETA securities or PubCo securities (including a redemption treated as a sale or exchange); and

any “excess distribution” made to the U.S. Holder, which generally means any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its QUAD Ordinary Shares, QETA securities or after the Business Combination, PubCo securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities (potentially including a redemption treated as a corporate distribution).

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Under these rules:

the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for QUAD Ordinary Shares, QETA securities or after the Business Combination, PubCo securities;

The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Quetta’s, QUAD’s or PubCo’s first taxable year in which Quetta, QUAD or PubCo, respectively, is a PFIC, will be taxed as ordinary income;

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

QEF Elections

The impact of the PFIC rules on a U.S. Holder of shares in a non-U.S. corporation that is a PFIC will depend on whether the U.S. Holder has made a timely and effective election to treat the non-U.S. corporation as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period for its shares during which the non-U.S. corporation qualified as a PFIC (a “QEF election”) or, if in a later taxable year, the U.S. Holder made a QEF election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above under the heading “— PFIC Rules, In General.” As a result of any such purging election, the U.S. Holder would increase the adjusted tax basis in its shares by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

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The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. A U.S. Holder’s ability to make a timely and effective QEF election (or a QEF election along with a purging election) with respect to a non-U.S. corporation is contingent upon, among other things, the provision by the non-U.S. corporation of a “PFIC Annual Information Statement” to such U.S. Holder. None of Quetta, QUAD, PubCo or any of its subsidiaries intends to provide the information required for a U.S. Holder to make a timely and effective QEF election, except to the limited extent described below under the heading “— PFIC Reporting Requirements.”

A U.S. Holder that makes a timely and effective QEF election (or a QEF election with a purging election) generally will not be subject to the adverse PFIC rules discussed above with respect to their shares. As a result, such U.S. Holder generally should not recognize taxable income, gain or loss under the PFIC rules discussed above under the heading “— PFIC Rules, In General,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the non-U.S. corporation, whether or not such amounts are actually distributed.

U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Mark-To-Market Elections

The impact of the PFIC rules on a U.S. Holder will also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares and for which Quetta, or after the Business Combination, PubCo is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above under the heading “— PFIC Rules, In General” in respect to its QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that Quetta, or after the Business Combination, PubCo is treated as a PFIC the excess, if any, of the fair market value of its QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares over the fair market value of its QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously recognized income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares and for which Quetta, or after the Business Combination, PubCo is treated as a PFIC.

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The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which QUAD Ordinary Shares are listed, and, after the Business Combination, on which PubCo intends to list the Ordinary Shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minims quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard with respect to the QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of QUAD Ordinary Shares, or after the Business Combination, PubCo Ordinary Shares under their particular circumstances. Since the stock of QUAD is not regularly traded, a mark-to-mark election is not available with respect to QUAD Ordinary Shares.

Lower-Tier PFICs

If Quetta, QUAD, or after the Business Combination, PubCo is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above under the heading “— PFIC Rules, In General” if Quetta, QUAD, or after the Business Combination, PubCo were to receive a distribution from, or dispose of all or part of Quetta’s, QUAD’s or after the Business Combination, PubCo’s interest in, the lower-tier PFIC (even though such U.S. Holder would not receive the proceeds of those distributions or dispositions) or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. In addition, as a result of the lower-tier PFIC rules, if Quetta or QUAD is treated as a PFIC for any taxable year included in the holding period of a U.S. Holder, Quetta or QUAD, respectively, will generally continue to be treated as a PFIC with respect to such U.S. Holder following the Business Combination. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

PFIC Reporting Requirements

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide any such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

If it is determined that either Quetta, QUAD or PubCo was a PFIC for any tax year of Quetta, QUAD or PubCo beginning on or before the date of the Acquisition Merger, and each subsequent tax year of PubCo, PubCo shall use commercially reasonable efforts to make available to those U.S. Holders that held QETA securities or QUAD Ordinary Shares prior to the Business Combination such information that is reasonably available to PubCo and is reasonably necessary for such U.S. Holders to comply with PFIC reporting requirements; provided, that, PubCo provides no assurance of, and makes no representation as to, the accuracy of any such determination or that it will timely provide such required information. PubCo does not otherwise intend to provide information that may be required for U.S. Holders (other than U.S. Holders that held QETA securities or QUAD Ordinary Shares prior to the Business Combination as described in the preceding sentence) to comply with PFIC reporting requirements.

The rules dealing with PFICs, QEF elections, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders of QUAD Ordinary Shares, QETA securities, or after the Business Combination, PubCo securities should consult their own tax advisors concerning the application of the PFIC rules to QUAD Ordinary Shares, QETA securities or after the Business Combination, PubCo securities under their particular circumstances.

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Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with cash proceeds paid in connection with the redemption of QETA Common Stock and information reporting requirements may apply to dividends paid (or deemed paid) on PubCo securities or the proceeds received on the disposition of PubCo securities effected within the United States (and in certain cases, outside of the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). A U.S. Holder may also be subject to backup withholding and may be required to provide a correct taxpayer identification number and certain certification that it is not subject to backup withholding in order to avoid such backup withholding. For example, a U.S. Holder may be required to provide a valid IRS Form W-9. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. For example, a non-U.S. Holder who is an individual may be required to provide a valid IRS Form W-8BEN, a non-U.S. Holder that is an entity may be required to provide a valid IRS Form W-8BEN-E, and, in the event of income treated as effectively connected to a U.S. trade or business, a non-U.S. Holder (whether an individual or an entity) may be required to provide a valid IRS Form W-8ECI. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished by such holder to the IRS in a timely manner.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership, and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the PubCo Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of PubCo Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of PubCo Ordinary Shares, nor will gains derived from the disposal of the PubCo Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of PubCo Ordinary Shares or on an instrument of transfer in respect of a PubCo Ordinary Share.

PubCo has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, PubCo plans to apply an undertaking from the Governor in Cabinet:

(a)	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to PubCo or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

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(i)	on or in respect of the shares, debentures or other obligations of PubCo; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.

These concessions shall be for a period of thirty years from the date of such undertaking.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to PubCo levied by the government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.]

SHARES ELIGIBLE FOR FUTURE SALE

According to the PubCo Amended and Restated Memorandum and Articles of Association, the authorized share capital of post-closing company is $50,500 divided into (i) 400,000,000 Purchaser Class A Ordinary Shares of par value $0.0001 each, (ii) 100,000,000 Purchaser Class B Ordinary Shares of par value $0.0001 each, and (iii) 5,000,000 preferred shares of par value $0.0001 each. All of the PubCo Ordinary Shares issued in connection with the Redomestication Merger will be freely transferable by persons other than by PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below. The PubCo Ordinary Shares issued in the Acquisition Merger will also be registered at the closing, but will be subject to the lock-up agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares.

Transfer of PubCo Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and PubCo Amended and Restated Memorandum and Articles of Association, the fully paid-up PubCo ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreements

In connection with the closing of the Business Combination, PubCo will enter into a Lock-Up Agreement with certain QUAD shareholders, which will provide that such QUAD shareholders will not, within six (6) months from the closing of the Business Combination, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the ordinary shares issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. A form of the Lock-Up Agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

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Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal 344,631 equity shares (assuming redemption by holders of 5,199,297 QETA Common Stock); or

●	the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of PubCo’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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Registration Rights

At the closing of the Business Combination, PubCo will enter into the Registration Rights Agreement with certain existing stockholders of Quetta and with the shareholders of QUAD with respect to certain shares, units, private units (and the private shares and private rights included therein) to the extent they own at the closing. The Registration Rights Agreement will provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods. PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

DESCRIPTION OF PUBCO’S SECURITIES

PubCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Its affairs are governed by its memorandum and articles of association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of future taxation for a defined period of time;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

PubCo Ordinary Shares

Immediately prior to the consummation of the Redomestication Merger, PubCo will adopt an amended and restated memorandum and articles of association, which take effects immediately prior to consummation of the Business Combination and is referred to herein as the “PubCo Amended and Restated Memorandum and Articles of Association.” According to the PubCo Amended and Restated Memorandum and Articles of Association, the authorized share capital of PubCo is $50,500 divided into 500,000,000 ordinary shares of a par value of $0.0001 each, comprising (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each, (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each and (c) 5,000,000 preferred shares of a par value of US$0.0001 each. The following includes a summary of the terms of PubCo Ordinary Shares, based on its Amended and Restated Memorandum and Articles of Association and Cayman Islands law.

General. Immediately prior to the consummation of the Business Combination, PubCo’s authorized share capital is US$50,500 divided into 505,000,000 ordinary shares of a par value of US$0.0001 each, comprising (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each, (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each, and (c) 5,000,000 preferred shares of a par value of US$0.0001 each. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the PubCo ordinary shares (if any) are issued in registered form. Subject to the Amended and Restated Memorandum and Articles, PubCo’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their PubCo ordinary shares.

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Dividends. The holders of PubCo Ordinary Shares are entitled to such dividends as may be declared by its board of directors subject to the PubCo Amended and Restated Memorandum and Articles of Association and the Companies Act. Subject to any rights and restrictions for the time being attached to any shares, the directors of PubCo may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of PubCo lawfully available therefor. In addition, PubCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, PubCo will be able to pay its debts as they become due in the ordinary course of business and PubCo has funds lawfully available for such purpose.

Voting Rights. Each PubCo Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of PubCo while each PubCo Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of PubCo. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A resolution put to the vote of the meeting shall be decided by a poll in such manner as the chairperson directs and the result of the poll shall be deemed to be the resolution of the meeting.

General Meetings. As a Cayman Islands exempted company, subject to the PubCo Amended and Restated Memorandum and Articles of Association, PubCo is not obligated by the Companies Act to call shareholders’ annual general meetings. The PubCo Amended and Restated Memorandum and Articles of Association provides that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. PubCo, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq Listing Rules. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. The chairman of the board of directors or the board of directors (acting by a board resolution) may call extraordinary general meetings. PubCo Board must proceed to convene an extraordinary general meeting upon the requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all of our issued and outstanding shares that as at the date of the deposit of the requisition shares carry the right to vote at the general meetings, However, the PubCo Amended and Restated Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders.

Advance notice of at least ten (10) calendar days is required for the convening of PubCo’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business.

A general meeting of PubCo shall, whether or not the notice specified in the PubCo Amended and Restated Memorandum and Articles of Association has been given and whether or not the provisions of the PubCo Amended and Restated Memorandum and Articles of Association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the shareholders (or their proxies) of PubCo entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by the shareholders of PubCo holding shares which carry in aggregate not less than two-thirds (2/3) of the total number of votes of all shares of Pubco in issue and entitled to vote at such general meeting present or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third (1/3) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

The chairman at such meeting of PubCo may, with the consent of a meeting at which a quorum is present, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for more than fourteen (14) calendar days or more, notice of the adjourned meeting shall be given in accordance with PubCo Amended and Restated Memorandum and Articles of Association.

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A poll shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Conversion. Each PubCo Class B ordinary share is convertible into one PubCo Class A ordinary share at any time at the option of the holder thereof. PubCo Class A ordinary shares are not convertible into PubCo Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of PubCo Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such PubCo Class B ordinary shares shall be automatically and immediately converted into the equivalent number of PubCo Class A ordinary shares.

Transfer of PubCo Ordinary Shares. Subject to the restrictions in the PubCo Amended and Restated Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her PubCo ordinary shares by an instrument of transfer in (i) any usual or common form; (ii) such form as is prescribed by the designated stock exchange; or (iii) in any other form the directors may determine and shall be executed by or on behalf of the transferor (or otherwise as prescribed by the rules and regulations of the designated stock exchange). The transferor shall be deemed to remain the holder of a PubCo Ordinary Share until the name of the transferee is entered into the register of members of PubCo.

PubCo Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as PubCo Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the rules of Nasdaq, be suspended and the register closed at such times and for such periods as PubCo Board may from time to time determine, provided always, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year as PubCo’s board may determine.

Liquidation. If PubCo shall be wound up, the liquidator may, with the sanction of a special resolution of PubCo and any other sanction required by the Companies Act, divide amongst the shareholders in specie or kind the whole or any part of the assets of PubCo (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he or she deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shares. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

If PubCo shall be wound up and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise.

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Redemption, Repurchase and Surrender of PubCo Ordinary Shares. Subject to the Companies Act and the PubCo Amended and Restated Memorandum and Articles of Association, PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo Board, and make a payment in respect of the redemption of our own shares in any manner permitted by the Companies Act, including out of capital. PubCo may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its board of directors or are otherwise authorized by the PubCo Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of PubCo’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, PubCo may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever PubCo’s capital is divided into different classes of shares, the rights attaching to any class of shares, subject to any rights or restrictions for the time being attached to any class, may only be materially and adversely varied either with the consent in writing of the holders of not less than two-thirds (2/3) of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be materially and adversely varied by the creation or issue of further shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of PubCo Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s register of members or its corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. The PubCo Amended and Restated Memorandum and Articles of Association authorize its board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares, and subject to the rules of the designated stock exchange and/or any competent regulatory authority.

Anti-Takeover Provisions. Some provisions of PubCo Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize PubCo Board to issue from time to time, out of the authorised share capital of PubCo (other than the authorised but unissued PubCo Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the shareholders and determine, with respect to any series of preferred shares, the terms and rights of that series, and limit the ability of shareholders to requisition and convene general meetings of shareholders. However, under Cayman Islands law, PubCo’s directors may only exercise the rights and powers granted to them under the PubCo Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of PubCo.

238

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of QETA Common Stock will become shareholders of PubCo and their rights will be governed by Cayman Islands law and the PubCo Amended and Restated Memorandum and Articles of Association. Currently, the rights of stockholders of Quetta are governed by the laws of the State of Delaware and its Current Charter.

This section describes the material differences between the rights of stockholders of Quetta and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between Quetta’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Delaware laws, the Cayman Islands laws and Quetta’s and PubCo’s organizational documents. For information on the Current Charter see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of PubCo Amended and Restated Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo Amended and Restated Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

Cayman Islands			Delaware

Shareholder Meetings

●	Held at a time and place as designated in the PubCo Amended and Restated Memorandum and Articles of Association, which provide that PubCo Board may designate such time and place.		●	Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors

●	May be held within or outside the Cayman Islands		●	May be held within or without Delaware

●	Notice:		●	Notice:

	●	The PubCo Amended and Restated Memorandum and Articles of Association provide that a general meeting of the company may be called by the chairman or a majority of PubCo Board and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of PubCo. A shareholders’ requisition is a requisition of members holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of PubCo that as at the date of the deposit carry the right to vote at general meetings of PubCo.		● Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

	●	Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by PubCo, provided that a general meeting of PubCo shall, whether or not the notice specified in the PubCo Amended and Restated Memorandum and Articles of Association.		● Written notice shall be given not less than 10 nor more than 60 days before the meeting.

	●	At least five (5) calendar days’ notice shall be given for any general meeting.

239

Cayman Islands		Delaware

Shareholders’ Voting Rights

●	The PubCo Amended and Restated Memorandum and Articles of Association provide that a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of PubCo (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of PubCo duly convened and held.	●	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the PubCo Amended and Restated Memorandum and Articles of Association, which permit such proxies.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy.

●	Quorum is as designated in the PubCo Amended and Restated Memorandum and Articles of Association, which provide that. is one or more shareholders representing not less than [one-third (1/3)] of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.	●	For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

●	The PubCo Amended and Restated Memorandum and Articles of Association may provide for cumulative voting in the election of directors, which do not provide for cumulative voting.	●	The certificate of incorporation may provide for cumulative voting.

●	The PubCo Amended and Restated Memorandum and Articles of Association provide that the rights attached to any class of shares may be materially and adversely varied with the consent in writing of the holders of two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

●

A special resolution, requiring not less than a two-thirds vote, is required to:

(a) amend the Proposed PubCo Charter;

(b) change PubCo’s name;

(c) change PubCo’s registration to a jurisdiction outside the Cayman Islands;

(d) merger or consolidate PubCo with one or more other constituent companies;

(e) reduce PubCo’s share capital and any capital redemption reserve in any manner authorised by the Companies Act

Directors

●	The PubCo Amended and Restated Memorandum and Articles of Association provide that the number of directors shall not be less than two (2) directors.	●	Board must consist of at least one member.

●

PubCo may by ordinary resolution appoint any person to be a director. The board of directors of PubCo may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a PubCo director, to fill a casual vacancy on the PubCo board or as an addition to the board.

A PubCo director may be removed from office by an ordinary resolution of PubCo.

		●	Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

The PubCo directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of PubCo Ordinary Shares, at such time and on such terms as they may think appropriate. The PubCo board of directors will be authorized to issue, from time to time, out of the authorized share capital of PubCo (other than the authorized but unissued PubCo Ordinary Shares), series of preferred shares in their absolutely discretion and without approval of PubCo’s shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

Subject to any rights and restrictions for the time being attached to any PubCo shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on PubCo shares in issue and authorise payment of the same out of the funds of PubCo lawfully available therefor.

Subject to any rights and restrictions for the time being attached to any PubCo shares, PubCo by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Any dividend payable in cash to the holder of PubCo shares may be paid in any manner determined by the PubCo directors. The PubCo directors may determine that a dividend shall be paid wholly or partly in cash or by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution.

240

Cayman Islands			Delaware

Fiduciary Duties

●	In summary, directors and officers owe the following fiduciary duties:		●	Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.

	●	Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;	●	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

	●	Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;	●	Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

	●	Directors should not improperly fetter the exercise of future discretion;

	●	Duty to exercise powers fairly as between different groups of shareholders;

	●	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

	●	Duty to exercise independent judgment.

●	In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

	●	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and

	●	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.

●	As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the PubCo Amended and Restated Articles of Association or alternatively by shareholder approval at general meetings.

241

Cayman Islands			Delaware

Shareholders’ Derivative Actions

●	Generally speaking, PubCo is the proper plaintiff in any action. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:		●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

	●	Those who control the company have refused a request by the shareholders to move the company to bring the action;	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

	●	Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);	●	Such action shall not be dismissed or compromised without the approval of the Chancery Court.

	●	a company is acting or proposing to act illegally or beyond the scope of its authority; or	●	Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.
	●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained.

●	Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

PubCo is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. PubCo was incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less exhaustive body of securities laws as compared to the United States and these securities laws may provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

242

The PubCo Amended and Restated Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between PubCo, PubCo’s officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of PubCo’s assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels, PubCo’s and QUAD’s counsel as to Cayman Islands law, and Hunan Qiyuan Law Firm, QUAD’s counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, would:

●	recognize or enforce judgments of United States courts obtained against PubCo or PubCo’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against PubCo or PubCo’s directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels has informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court,” of a debt or definite sum of money against PubCo (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against PubCo, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

243

PRC

Substantially all of our assets are located outside the United States. In addition, Mr. Junan Ke, acting as a Chairman, Director and Chief Executive Officer of the PubCo, Mr. Jiang Zuo, Chief Financial Officer of the PubCo, Ms. Ni Ke, Director of the PubCo, Ms. Qi Gong, Director of the PubCo, Gaofeng Chen, Director of the PubCo, and Xiaoqi He, Director of the PubCo, all reside within China for a significant portion of the time and all are PRC nationals, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons. As advised by Hunan Qiyuan Law Firm, QUAD’s PRC Legal Counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Hunan Qiyuan Law Firm has further advised that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

As of the date of this proxy statement/prospectus, we have been advised by our PRC Legal Counsel, Hunan Qiyuan Law Firm, that neither QUAD nor any of its PRC subsidiaries, including the PRC Operating Entity are currently required to obtain any permissions or approvals from Chinese authorities, including Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors, except for the approval needs to be obtained from the China Securities Regulatory Commission, or CSRC. As of the date of this proxy statement/prospectus, we submitted the required filing materials to the CSRC on February 19, 2025. We will submit any additional materials as subsequently requested by and/or respond to questions from the CSRC on a timely basis as they occur, and expect to complete the filing procedure prior to our Business Combination. QUAD’s legal counsel as to Cayman Islands law has advised that QUAD does not require any approvals from any Cayman authority. If the PRC Operating Entity was required to obtain permissions or approvals in the future and were denied permissions or approvals from Chinese authorities to list on U.S. exchanges, the PRC Operating Entity will not be able to continue listing on U.S. exchange, which could materially affect the interest of the investors. It is uncertain when and whether QUAD will be required to obtain permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. As of the date of this prospectus, QUAD and its PRC Operating Entity are not denied any permissions or approvals that they are required to obtain from Chinese authorities to operate their business. Although QUAD’s PRC Operating Entity is currently not required to obtain permission or approval from any PRC government agency and have not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. See “Risk Factors - The approval and filing with the CSRC or other PRC government authorities are mandatory in connection with this Business Combination, the proxy statement/prospectus, or our listing under the laws of mainland China. However, we cannot ascertain whether or when we will secure such approval or finalize such filing. Even if we do obtain such approval, it remains susceptible to rescission. Any failure or delay in obtaining such approval or in adhering to filing requirements related to the offering, or a rescission of such approval, may expose us to sanctions imposed by the CSRC or other PRC government authorities.”

244

LEGAL MATTERS

The validity of the PubCo Ordinary Shares will be passed upon by Harney Westwood & Riegels, Cayman Islands legal counsel to PubCo. Certain legal matters will be passed upon for QUAD by J. Zhang and Associates P.C., New York, New York.

245

EXPERTS

The combined financial statements of KM QUAD as of and for the years ended December 31, 2024 and 2023 included in this registration statement have been audited by Enrome LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of Enrome LLP is located at 143 Cecil Street, #19-03/04 GB Building Singapore 069542.

The financial statements of Quetta Acquisition Corporation as of December 31, 2024 and 2023, and for the year ended December 31, 2024 and for the period from May 1, 2023 (inception) through December 31, 2023 included in this registration statement have been so included in reliance on the report (which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Quad Global Inc. as of February 28, 2025 and for the period from February 5, 2025 (inception) through February 28, 2025 included in this registration statement have been audited by Enrome LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The office of Enrome LLP is located at 143 Cecil Street, #19-03/04 GB Building Singapore 069542.

246

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Quetta knows of no other matters which may be brought before the Special Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

247

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Quetta and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of proxy statement/prospectus of Quetta. Upon written or oral request, Quetta will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that Quetta deliver single copies of such documents in the future. Stockholders may notify Quetta of their requests by calling or writing Quetta at its principal executive offices at 1185 Avenue of the Americas; Suite 304, New York, New York 10036.

248

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Quetta is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Quetta, PubCo nor QUAD has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to stockholders of Quetta nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

249

INDEX TO FINANCIAL STATEMENTS

Quetta Acquisition Corporation

KM QUAD

QUAD GLOBAL INC.

F-1

QUETTA ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash	$243,921	$1,554,737
Prepaid expenses and other assets	46,445	18,981
Total Current Assets	290,366	1,573,718

Investments held in Trust Account	18,417,128	73,115,355
Total Assets	$18,707,494	$74,689,073

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Due to related party - administrative fee	$10,000	$30,000
Due to related party	-	3,951
Accounts payable and accrued expenses	170,794	70,978
Franchise tax payable	8,066	66,000
Income tax payable	27,503	931,118
Excise tax payable	551,522	-
Promissory note – KM QUAD	750,000	500,000
Total Current Liabilities	1,517,885	1,602,047

Deferred underwriting fee payable	2,415,000	2,415,000
Total Liabilities	3,932,885	4,017,047

Commitments and Contingencies
Common stock subject to possible redemption, $0.0001 par value; 20,000,000 shares authorized; 1,700,703 and 6,900,000 shares issued and outstanding at redemption value of $10.80 and $10.60 as of March 31, 2025 and December 31, 2024, respectively	18,372,996	73,137,958

Stockholders’ Deficit
Common stock, $0.0001 par value; 20,000,000 shares authorized; 2,047,045 shares issued and outstanding (excluding 1,700,703 and 6,900,000 shares subject to possible redemption as of March 31, 2025 and December 31, 2024, respectively)	204	204
Accumulated deficit	(3,598,591)	(2,466,136)
Total Stockholders’ Deficit	(3,598,387)	(2,465,932)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$18,707,494	$74,689,073

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

QUETTA ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31,
	2025	2024
Formation and operational costs	$377,102	$77,029
Related party administrative fees	30,000	30,000
Franchise tax expense	10,000	16,200
Loss from operations	(417,102)	(123,229)

Other income:
Interest income	6,169	6,283
Interest earned on investments held in Trust Account	273,997	919,706
Income (loss) before income taxes	(136,936)	802,760

Provision for income taxes	(56,735)	(191,056)
Net income (loss)	$(193,671)	$611,704

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	2,278,403	6,900,000
Basic and diluted net income (loss) per share, redeemable common stock	$(0.04)	$0.07

Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,047,045	2,047,045
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.04)	$0.07

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

QUETTA ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

For the Three Month Ended March 31, 2025

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance–December 31, 2024	2,047,045	$204	$-	$(2,466,136)	$(2,465,932)
Remeasurement of common stock subject to possible redemption	-	-	-	(207,262)	(207,262)
Extension fees attributable to common stock subject to redemption	-	-	-	(180,000)	(180,000)
Excise tax imposed on common stock redemptions	-	-	-	(551,522)	(551,522)
Net loss	-	-	-	(193,671)	(193,671)
Balance–March 31, 2025	2,047,045	$204	$-	$(3,598,591)	$(3,598,387)

For the Three Month Ended March 31, 2024

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance–December 31, 2023	2,047,045	$204	$-	$(1,743,798)	$(1,743,594)
Remeasurement of common stock subject to possible redemption	-	-	-	(711,273)	(711,273)
Net income	-	-	-	611,704	611,704
Balance–March 31, 2024	2,047,045	$204	$-	$(1,843,367)	$(1,843,163)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

QUETTA ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
	2025	2024
Cash Flows from Operating Activities:
Net income (loss)	$(193,671)	$611,704
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(273,997)	(919,706)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(27,464)	23,352
Accounts payable and accrued expenses	99,816	17,400
Income tax payable	(903,615)	191,056
Franchise tax payable	(57,934)	1,822
Due to related party	(3,951)	-
Due to related party - administrative fee	(20,000)	30,000
Net cash used in operating activities	(1,380,816)	(44,372)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(180,000)	-
Cash withdrawn from Trust Account to pay redeemed public stockholders	55,152,224	-
Net cash provided by investing activities	54,972,224	-

Cash Flows from Financing Activities:
Payment to redeemed public stockholders	(55,152,224)	-
Proceeds from promissory note - KM QUAD	250,000	-
Net cash used in financing activities	(54,902,224)	-

Net Changes in Cash	(1,310,816)	(44,372)
Cash - Beginning of period	1,554,737	610,185
Cash - End of period	$243,921	$565,813

Supplemental Disclosure of Non-cash Financing Activities:
Extension fees attributable to common stock subject to redemption	$180,000	$-
Excise tax imposed on common stock redemptions	$551,522	$-
Remeasurement of common stock subject to possible redemption	$207,262	$711,273

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

QUETTA ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Description of Organization and Business Operations

Quetta Acquisition Corporation (the “Company” or “Quetta”) is a blank check company incorporated as a Delaware Corporation on May 1, 2023. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company intends to focus on target businesses in Asia.

As of March 31, 2025, the Company had not commenced any operations. All activities through March 31, 2025 are related to the Company’s formation and the initial public offering (“IPO” as defined below) and subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end. The Company’s sponsor is Yocto Investments LLC (the “Sponsor”), a Delaware limited liability company.

The registration statement for the Company’s IPO became effective on October 5, 2023. On October 11, 2023, the Company consummated the IPO of 6,900,000 units (the “Public Units’), including the full exercise of the over-allotment option of 900,000 Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $69,000,000. Simultaneously with the IPO, the Company sold to its Sponsor 253,045 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,530,450, which is described in Note 4.

Transaction costs amounted to $4,202,729, consisted of $690,000 cash underwriting fees (net of $690,000 expense reimbursement from the underwriters), $2,415,000 deferred underwriting fees (payable only upon completion of a Business Combination) and $1,097,729 other offering costs.

Upon the closing of the IPO and the private placement on October 11, 2023, a total of $69,690,000 was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Pursuant to Nasdaq listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may structure a Business Combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

F-6

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “Initial Stockholders”) and the underwriters have agreed (a) to vote their Founder Shares, Private Shares (as defined in Note 4), Shares issued as underwriting commissions (see Note 6) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Founder Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Initial Stockholders have agreed (a) to waive their redemption rights with respect to the Founder Shares, Private Shares, and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the other Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares, and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or the other Initial Stockholders acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.10.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

F-7

On October 18, 2024, the Company entered into a non-binding letter of intent (“LOI”) with QUAD, regarding a potential business combination (the “Proposed Transaction”). The LOI is non-binding and no agreement providing for any Proposed Transaction or any other transaction or the participation by either party therein will be deemed to exist unless and until definitive agreements have been executed. As a result of the execution of the LOI, the deadline by which the Company must complete its initial business combination has been extended to January 10, 2025.

On February 5, 2025, Quad Global Inc. (“Quad Global”), is a wholly owned subsidiary of the Company and a Cayman Island exempted company, was formed to be the surviving company after the reincorporation merger in connection with a contemplated business combination. It has no principal operations or revenue producing activities.

On January 28, 2025, Quad Group Inc., is a wholly owned subsidiary of the Quad Global and a Cayman Island exempted company, was formed to be the Merger Sub in connection with a contemplated business combination. It has no principal operations or revenue producing activities.

Merger Agreement

On February 14, 2025, Quetta entered into entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KM QUAD, a Cayman Islands company (“KM QUAD”), the parent company of Jiujiang Lida Technology Co., Ltd., a film product design and manufacturer in China. Upon consummation of the transaction contemplated by the Merger Agreement, (i) Quetta will reincorporate by merging with and into Quad Global, and (ii) concurrently with the reincorporation merger, Quad Group Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Quad Global, will be merged with and into KM QUAD, resulting in KM QUAD being a wholly-owned subsidiary of Quad Global. At the effective time of the transaction, KM QUAD’s shareholders and management will receive 30 million ordinary shares of Quad Global. The shares held by certain KM QUAD’s shareholders will be subject to lock-up agreements for a period of six months following the closing of the transaction, subject to certain exceptions.

The aggregate consideration to be paid to KM QUAD shareholders for the Acquisition Merger is $300 million, payable in newly issued purchaser ordinary shares valued at $10.00 per share. The Transaction, which has been approved by the boards of directors of both Quetta and KM QUAD, is subject to regulatory approvals, the approvals by the shareholders of Quetta and KM QUAD, respectively, and the satisfaction of certain other customary closing conditions including the following:

KM QUAD shall bear (i) 50% of the transaction costs incurred by Quetta, excluding any amounts payable at closing from the Trust Account, provided that KM QUAD’s obligation to pay such transaction costs incurred by Quetta shall not exceed $500,000 in total; (ii) 50% of the expenses incurred by Quetta in connection with maintaining ongoing public company responsibilities, provided that KM QUAD’s obligation to pay such Public Company Expenses incurred by Quetta shall not exceed $100,000 in total; and (iii) the extension fees of Quetta covering nine extensions over nine months, in the total amount of $540,000. If the Closing does not occur prior to October 10, 2025 due to a delay in obtaining regulatory approvals, Quetta shall be responsible for any extension fees and other related fees incurred by Quetta beyond October 10, 2025 not to exceed $100,000 per month.

Pursuant to the Merger Agreement, on or before February 14, 2025, KM QUAD deposited $250,000, the first installment of the term extension fees to the Company’s bank account in exchange for a promissory note issued by the Company. QUAD deposited $290,000, the second installment of the extension fees, to the Company’s bank account on or before April 20, 2025 in exchange for a promissory note issued by the Company, provided that the Merger Agreement has not been terminated prior to that date. As of May 1, 2025, KM QUAD has not deposited the second installment of $290,000.

January 2025 Stockholder Meeting

On January 10, 2025, the Company held a special meeting of stockholders (the “January Special Meeting”). During the January Special Meeting, stockholders approved an amendment to the Company’s second amended and restated certificate of incorporation (the “A&R Certificate of Incorporation”) to extend the date by which the Company has to consummate a business combination from January 10, 2025 to October 10, 2026 (36 months from the consummation of the Company’s initial public offering), on a month-by-month basis, up to a total of 21 times, by depositing $60,000 into the Company’s trust account for each such one-month extension.

In connection with the stockholders’ vote at the January Special Meeting, an aggregate of 5,199,297 shares with redemption value of approximately $55,152,224 (approximately $10.61 per share) were tendered for redemption. The Company subsequently deposited $60,000 each time from January 2025 to April 2025 into the Trust Account to extend the date by which the Company can complete an initial business combination to May 10, 2025.

Going Concern Consideration

As of March 31, 2025, the Company had $243,921 in cash and a working capital deficit of $1,227,519. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. There is no assurance that the Company’s plans to raise capital will be successful. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. In addition, if the Company is unable to complete a Business Combination within the Combination Period, the Company’s board of directors would proceed to commence voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The financial statements do not include any adjustments that might result from the Company’s inability to continue as a going concern.

F-8

Risks and Uncertainties

Various social and political circumstances in the U.S. and around the world (including rising trade tensions between the U.S. and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide.

As a result of these circumstances and the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

The IR Act tax provisions had an impact on the Company’s tax provisions for the three months ended March 31, 2025 as there were redemptions by the public stockholders in January 2025. As a result, the Company recorded an excise tax liability of $551,522 as of March 31, 2025. The Company has not filed its 2025 excise tax return and remitted excise tax payment. The Company is currently evaluating its options with respect to payment of this obligation. If the Company is unable to pay its obligation in full, it will be subject to additional interest and penalties which are currently estimated at 8% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid until paid in full.

F-9

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, as set forth by the Financial Accounting Standards Board (“FASB”), and pursuant to the rules and regulations of the SEC. The unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K, as filed with the SEC on April 7, 2025. In the opinion of management, the unaudited financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected through December 31, 2025 or for any future periods.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing the financial statement in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

F-10

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $243,921 and $1,554,737 in cash and none in cash equivalents as of March 31, 2025 and December 31, 2024, respectively.

Investments Held in Trust Account

As of March 31, 2025 and December 31, 2024, the Company had $18,417,128 and $73,115,355, respectively, in investments held in the Trust Account comprised of money market funds that invest in U.S. government securities.

Investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Earnings on investments held in the Trust Account are included in interest earned on investments held in the Trust Account in the accompanying statement of operations. The estimated fair value of investments held in the Trust Account is determined using available market information.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes (“ASC 740”)”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2025 or December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was $56,735 and $191,056 for the three months ended March 31, 2025 and 2024, respectively.

Net Income (Loss) Per Common Share

Net income (loss) per common is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture by the Initial Stockholders. At March 31, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

F-11

The following table reflects the calculation of basic and diluted net income (loss) per common share:

	For the Three Months Ended March 31,
	2025	2024
Redeemable common stock subject to possible redemption
Numerator:
Net income (loss) attributable to redeemable common stock subject to possible redemption	$(102,015)	$471,749
Denominator: Weighted average common stock subject to possible redemption
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	2,278,403	6,900,000
Basic and diluted net income (loss) per share, redeemable common stock	$(0.04)	$0.07

Non-redeemable common stock
Numerator:
Net income (loss)	$(193,671)	$611,704
Less: Net income (loss) attributable to common stock subject to possible redemption	$(102,015)	$471,749
Net income (loss) attributable to non-redeemable common stock	$(91,656)	$139,955
Denominator: Weighted average non-redeemable common stock
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,047,045	2,047,045
Basic and diluted net income (loss) per share, non-redeemable common stock	$(0.04)	$0.07

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such an account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. If it is probable that the equity instrument will become redeemable, we have the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. Accordingly, as of March 31, 2025 and December 31, 2024, 1,700,703 and 6,900,000 shares of common stock, respectively, were presented at redemption value as temporary equity, outside of the stockholder’s equity section of the Company’s balance sheet.

F-12

Segment Reporting

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews key metrics, formation and operational costs and interest earned on investments held in Trust Account which include the accompanying statements of operations.

The key measures of segment profit or loss reviewed by our CODM are interest earned on investments held in Trust Account and formation and operational costs. The CODM reviews interest earned on investments held in Trust Account to measure and monitor stockholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Formation and operational costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews formation and operational costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On October 11, 2023, the Company sold 6,900,000 Units at a price of $10.00 per Unit (including the full exercise of the over-allotment option of 900,000 Units granted to the underwriters), generating gross proceeds of $69,000,000. Each Unit consists of one share of common stock and one-tenth (1/10) of one right (“Public Right”). Each Public Right will convert into one share of common stock upon the consummation of a Business Combination.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, The Sponsor purchased an aggregate of 253,045 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,530,450 in a private placement. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. Each Private Unit consists of one share of common stock (“Private Share”) and one-tenth (1/10) of one right (“Private Right”). Each Private Right will convert into one share of common stock upon the consummation of a Business Combination. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

F-13

Note 5 — Related Party Transactions

Founder Shares

On May 17, 2023, the Company issued 1,725,000 shares of common stock to the Initial Stockholders (the “Founder Shares”) for an aggregated consideration of $25,000, or approximately $0.0145 per share. The Initial Stockholders have agreed to forfeit up to 225,000 Founder Shares to the extent that the over-allotment option is not exercised in full so that the Initial Stockholders collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Stockholders do not purchase any Public Shares in the IPO and excluding the Private Units). As a result of the underwriters’ full exercise of the over-allotment option on October 11, 2023, no Founder Share were forfeited. As of March 31, 2025 and December 31, 2024, 1,725,000 Founder Shares were issued and outstanding.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Founder Shares until, with respect to 50% of the Founder Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Founder Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Due to Related Party

The Sponsor paid out of pocket travel expenses related to due diligence and research of prospective target business. As of March 31, 2025 and December 31, 2024, $0 and $3,951, respectively, were outstanding. The amount is unsecured, interest-free and due on demand.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Initial Stockholders or their affiliates may, but are not obligated to, loan us funds as may be required. If the Company completes an initial Business Combination, it will repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Certain amount of such loans may be converted into private at $10.00 per share at the option of the lender. As of March 31, 2025 and December 31, 2024, the Company had no borrowings under the working capital loans.

F-14

Administrative Support Agreement

The Company entered into an agreement, commencing on October 5, 2023 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination. The Company accrued $10,000 and $30,000 administrative fees due to the Sponsor in the accompanying balance sheets as of March 31, 2025 and December 31, 2024, respectively.

Other

On December 26, 2024, the Company engaged Celine & Partners PLLC (“Celine”) to represent them for all U.S. corporate and securities compliance matters. Celine is controlled by Ms. Celine Chen, who is the wife of Mr. Hui Chen, the Company’s CEO and director. A flat fee of $10,000 per month is charged for the ongoing public reports such as Form 10-Qs, 10-Ks, Form 8-Ks and press releases. For each extension of time to consummate an initial business combination, a fee of $40,000 will be charged for filing the Pre-14A and Def-14A. The Company paid $70,000 legal fees to Celine for the three months ending March 31, 2025.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding on October 5, 2023, as well as the holders of the private units and any shares of the Company’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans and extension loans made to the Company (and any shares of common stock issuable upon conversion of the underlying the private rights), will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the IPO. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units and units issued in payment of working capital loans made to us can elect to exercise these registration rights at any time commencing on the date that the Company consummate an initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted EF Hutton, the representative of the underwriters, a 45-day option from October 5, 2023 to purchase up to 900,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On October 11, 2023, the underwriters fully exercised the over-allotment option to purchase 900,000 units, generating gross proceeds to the Company of $9,000,000.

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the IPO or $1,380,000. In addition, the underwriters will be entitled to a deferred fee of 3.5% of the gross proceeds of the IPO or $2,415,000 will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters reimbursed $690,000 to the Company for the IPO related expenses.

Additionally, the Company issued the underwriters 69,000 shares of common stock for the representative shares, at the closing of the IPO as part of representative compensation. As of March 31, 2025 and December 31, 2024, 69,000 representative shares were issued and outstanding.

F-15

Note 7 — Stockholders’ Deficit

Common Stock — The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. As a result of the underwriters’ full exercise of the over-allotment option on October 11, 2023, there are no Founder Share subject to forfeiture. As of March 31, 2025 and December 31, 2024 there were 2,047,045 shares of common stock issued and outstanding (excluding 1,700,703 and 6,900,000 shares subject to possible redemption as of March 31, 2025 and December 31, 2024, respectively).

Rights — Each holder of a right will receive one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively covert its rights in order to receive one share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

F-16

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2025 and December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	March 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments held in Trust Account	$18,417,128	$18,417,128	-	-

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments held in Trust Account	$73,115,355	$73,115,355	-	-

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up the date that the financial statement was issued. Based on the review, as further disclosed in the footnotes and except as disclosed below, management did not identify any material subsequent events that require disclosure in the financial statement.

On April 9, 2025 and May 8, 2025, the Company deposited an extension payment of $60,000 each time into the Trust Account to extend the date by which the Company can complete an initial business combination to June 10, 2025.

On April 29, 2025, the Company reported the death of Brandon Miller, a member of the Company’s board of directors (the “Board”) and the Chairperson of the Audit Committee. On the same day, the Board appointed Qi Gong, a current member of the Board, to serve as Chairperson of the Audit Committee. The Board also appointed Ping Zhang as a member of the Board, including committee positions on the Audit Committee, the Compensation Committee, and the Nominating Committee, to fill the vacancy created by Mr. Miller’s death.

On May 29, 2025, the Company received the second installment of $290,000 from KM QUAD.

F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Quetta Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Quetta Acquisition Corporation (“Company”) as of December 31, 2024 and 2023, and the related statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2024, and for the period from May 1, 2023 (inception) through December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024, and for the period from May 1, 2023 (inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination within a prescribed period of time and if not completed will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2023.

Houston, Texas

April 7, 2025

F-18

QUETTA ACQUISITION CORPORATION

BALANCE SHEETS

	December 31,
	2024	2023
ASSETS
Current Assets
Cash	$1,554,737	$610,185
Prepaid expenses and other assets	18,981	108,212
Total Current Assets	1,573,718	718,397

Investments held in Trust Account	73,115,355	70,506,524
Total Assets	$74,689,073	$71,224,921

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Due to related party - administrative fee	$30,000	$28,710
Due to related party	3,951	-
Accounts payable and accrued expenses	70,978	18,254
Franchise tax payable	66,000	14,378
Income tax payable	931,118	170,649
Promissory note – KM QUAD	500,000	-
Total Current Liabilities	1,602,047	231,991

Deferred underwriting fee payable	2,415,000	2,415,000
Total Liabilities	4,017,047	2,646,991

Commitments and Contingencies
Common stock subject to possible redemption, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding at redemption value of $10.60 and $10.19 as of December 31, 2024 and 2023, respectively	73,137,958	70,321,524

Stockholders’ Deficit
Common stock, $0.0001 par value; 20,000,000 shares authorized; 2,047,045 shares issued and outstanding (excluding 6,900,000 shares subject to possible redemption)	204	204
Accumulated deficit	(2,466,136)	(1,743,798)
Total Stockholders’ Deficit	(2,465,932)	(1,743,594)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$74,689,073	$71,224,921

The accompanying notes are an integral part of these financial statements.

F-19

QUETTA ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	For the Year ended December 31, 2024	For the Period from May 1, 2023 (inception) to December 31, 2023
Formation and operational costs	$623,356	$78,045
Related party administrative fees	120,000	28,710
Franchise tax expense	67,178	14,378
Loss from operations	(810,534)	(121,133)

Other income:
Interest income	21,018	10,467
Interest earned on investments held in Trust Account	3,637,871	816,524
Income before income taxes	2,848,355	705,858

Provision for income taxes	(754,259)	(170,649)
Net income	$2,094,096	$535,209

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000	2,290,574
Basic and diluted net income per share, redeemable common stock	$0.23	$0.13

Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,047,045	1,831,908
Basic and diluted net income per share, non-redeemable common stock	$0.23	$0.13

The accompanying notes are an integral part of these financial statements.

F-20

QUETTA ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For The Year Ended December 31, 2024

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance–December 31, 2023	2,047,045	$204	$-	$(1,743,798)	$(1,743,594)
Remeasurement of common stock subject to possible redemption	-	-	-	(2,816,434)	(2,816,434)
Net income	-	-	-	2,094,096	2,094,096
Balance–December 31, 2024	2,047,045	$204	$-	$(2,466,136)	$(2,465,932)

For The Period From May 1, 2023 (Inception) Through December 31, 2023

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance–May 1, 2023 (Inception)	-	$-	$-	$-	$-
Founder shares issued to initial stockholders	1,725,000	172	24,828	-	25,000
Proceeds from sale of IPO Units	6,900,000	690	68,999,310	-	69,000,000
Proceeds from sale of Private Placement Units	253,045	25	2,530,425	-	2,530,450
Issuance of representative shares	69,000	7	-	(7)	-
Common stock subject to possible redemption	(6,900,000)	(690)	(69,689,310)	-	(69,690,000)
Underwriter commissions	-	-	(2,415,000)	-	(2,415,000)
Offering costs	-	-	(1,097,729)	-	(1,097,729)
Accretion of additional paid in capital to accumulated deficit	-	-	1,647,476	(1,647,476)	-
Remeasurement of common stock subject to possible redemption	-	-	-	(631,524)	(631,524)
Net income	-	-	-	535,209	535,209
Balance–December 31, 2023	2,047,045	$204	$-	$(1,743,798)	$(1,743,594)

The accompanying notes are an integral part of these financial statements.

F-21

QUETTA ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	For the Period from May 1, 2023 (inception) through December 31,
	2024	2023
Cash Flows from Operating Activities:
Net income	$2,094,096	$535,209
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(3,637,871)	(816,524)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	89,231	(108,212)
Accounts payable and accrued expenses	52,724	18,254
Income tax payable	760,469	170,649
Franchise tax payable	51,622	14,378
Due to related party	3,951	-
Due to related party - administrative fee	1,290	28,710
Net cash used in operating activities	(584,488)	(157,536)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	-	(69,690,000)
Cash withdrawn from Trust Account to pay taxes	1,029,040	-
Net cash provided by (used in) investing activities	1,029,040	(69,690,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock to Sponsor	-	25,000
Proceeds from sale of public units	-	69,000,000
Proceeds from sale of Private Placements units	-	2,530,450
Proceeds from promissory note - related party	-	300,000
Proceeds from promissory note	500,000	-
Proceeds from due to related party	-	85,000
Repayment of due to related party	-	(85,000)
Repayment of promissory note - related party	-	(300,000)
Payment of offering costs	-	(1,097,729)
Net cash provided by financing activities	500,000	70,457,721

Net Changes in Cash	944,552	610,185
Cash - Beginning of period	610,185	-
Cash - End of period	$1,554,737	$610,185

Supplemental Disclosure of Non-cash Financing Activities:
Initial classification of common stock subject to possible redemption	$-	$69,690,000
Accretion of additional paid in capital to accumulated deficit	$-	$1,647,476
Remeasurement of common stock subject to possible redemption	$2,816,434	$631,524
Deferred underwriting fee payable	$-	$2,415,000
Supplemental Disclosure of Cash Flow Information:
Income taxes and franchise taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.

F-22

QUETTA ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Quetta Acquisition Corporation (the “Company” or “Quetta”) is a blank check company incorporated as a Delaware Corporation on May 1, 2023. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company intends to focus on target businesses in Asia.

As of December 31, 2024, the Company had not commenced any operations. All activities from inception through December 31, 2024 are related to the Company’s formation and the initial public offering (“IPO” as defined below) and subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end. The Company’s sponsor is Yocto Investments LLC (the “Sponsor”), a Delaware limited liability company.

The registration statement for the Company’s IPO became effective on October 5, 2023. On October 11, 2023, the Company consummated the IPO of 6,900,000 units (the “Public Units’), including the full exercise of the over-allotment option of 900,000 Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $69,000,000. Simultaneously with the IPO, the Company sold to its Sponsor 253,045 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,530,450, which is described in Note 4.

Transaction costs amounted to $4,202,729, consisted of $690,000 cash underwriting fees (net of $690,000 expense reimbursement from the underwriters), $2,415,000 deferred underwriting fees (payable only upon completion of a Business Combination) and $1,097,729 other offering costs.

Upon the closing of the IPO and the private placement on October 11, 2023, a total of $69,690,000 was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Pursuant to Nasdaq listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may structure a Business Combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

F-23

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “Initial Stockholders”) and the underwriters have agreed (a) to vote their Founder Shares, Private Shares (as defined in Note 4), Shares issued as underwriting commissions (see Note 6) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Founder Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The Initial Stockholders have agreed (a) to waive their redemption rights with respect to the Founder Shares, Private Shares, and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company initially has nine months (or 15 months or up to 21 months if it extends such period) from the closing of the IPO to consummate a Business Combination (the “Combination Period”). If the Company anticipates that it may not be able to consummate its initial Business Combination within nine months, it may extend the period of time to consummate a business combination two times by an additional three months each time (for a total of 15 months to complete a business combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $690,000 ($0.10 per Public Share) for each extension, or an aggregate of $1,380,000, on or prior to the date of the applicable deadline.

F-24

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the other Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares, and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or the other Initial Stockholders acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.10.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.10 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

On October 18, 2024, the Company entered into a non-binding letter of intent (“LOI”) with QUAD, regarding a potential business combination (the “Proposed Transaction”). The LOI is non-binding and no agreement providing for any Proposed Transaction or any other transaction or the participation by either party therein will be deemed to exist unless and until definitive agreements have been executed. As a result of the execution of the LOI, the deadline by which the Company must complete its initial business combination has been extended to January 10, 2025.

Quad Global Inc. (“Quad Global”), is a wholly owned subsidiary of the Company and is a Cayman Island exempted company formed on February 5, 2025. It was formed to be the surviving company after the reincorporation merger in connection with a contemplated business combination. It has no principal operations or revenue producing activities.

Quad Group Inc., is a wholly owned subsidiary of the Quad Global and is a Cayman Island exempted company formed on January 28, 2025. It was formed to be the Merger Sub in connection with a contemplated business combination. It has no principal operations or revenue producing activities.

January 2025 Stockholder Meeting

On January 10, 2025, the Company held a special meeting of stockholders (the “January Special Meeting”). During the January Special Meeting, stockholders approved an amendment to the Company’s second amended and restated certificate of incorporation (the “A&R Certificate of Incorporation”) to extend the date by which the Company has to consummate a business combination from January 10, 2025 to October 10, 2026 (36 months from the consummation of the Company’s initial public offering), on a month-by-month basis, up to a total of 21 times, by depositing $60,000 into the Company’s trust account for each such one-month extension.

In connection with the stockholders’ vote at the January Special Meeting, an aggregate of 5,199,297 shares with redemption value of approximately $55,152,224 (approximately $10.61 per share) were tendered for redemption. The Company subsequently deposited $60,000 each time in January 2025 and February 2025 into the Trust Account to extend the date by which the Company can complete an initial business combination to March 10, 2025.

Merger Agreement

On February 14, 2025, Quetta entered into entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KM QUAD, a Cayman Islands company (“KM QUAD”), the parent company of Jiujiang Lida Technology Co., Ltd., a film product design and manufacturer in China. Upon consummation of the transaction contemplated by the Merger Agreement, (i) Quetta will reincorporate by merging with and into Quad Global Inc., a wholly-owned subsidiary of Quetta, and (ii) concurrently with the reincorporation merger, Quad Group Inc., a wholly-owned subsidiary of Quad Global, will be merged with and into KM QUAD, resulting in KM QUAD being a wholly-owned subsidiary of Quad Global. At the effective time of the transaction, KM QUAD’s shareholders and management will receive 30 million ordinary shares of Quad Global. The shares held by certain KM QUAD’s shareholders will be subject to lock-up agreements for a period of six months following the closing of the transaction, subject to certain exceptions.

F-25

The aggregate consideration to be paid to KM QUAD shareholders for the Acquisition Merger is $300 million, payable in newly issued purchaser ordinary shares valued at $10.00 per share. The Transaction, which has been approved by the boards of directors of both Quetta and KM QUAD, is subject to regulatory approvals, the approvals by the shareholders of Quetta and KM QUAD, respectively, and the satisfaction of certain other customary closing conditions including the following:

KM QUAD shall bear (i) 50% of the transaction costs incurred by Quetta, excluding any amounts payable at Closing from the Trust Account, provided that QUAD’s obligation to pay such transaction costs incurred by Quetta shall not exceed $500,000 in total; (ii) 50% of the expenses incurred by Quetta in connection with maintaining ongoing public company responsibilities, provided that KM QUAD’s obligation to pay such Public Company Expenses incurred by Quetta shall not exceed $100,000 in total; and (iii) the extension fees of Quetta covering nine extensions over nine months, in the total amount of $540,000. If the Closing does not occur prior to October 10, 2025 due to a delay in obtaining regulatory approvals, Quetta shall be responsible for any extension fees and other related fees incurred by Quetta beyond October 10, 2025 not to exceed $100,000 per month.

Pursuant to the Merger Agreement, on or before February 14, 2025, KM QUAD deposited $250,000, the first installment of the term extension fees to the Company’s bank account in exchange for a promissory note issued by the Company. QUAD shall wire $290,000, the second installment of the extension fees, to the Company’s bank account on or before April 20, 2025 in exchange for a promissory note issued by the Company, provided that the Merger Agreement has not been terminated prior to that date.

Going Concern Consideration

At December 31, 2024, the Company had $1,554,737 in cash and a working capital deficit of $28,329. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. There is no assurance that the Company’s plans to raise capital will be successful. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. In addition, if the Company is unable to complete a Business Combination within the Combination Period, the Company’s board of directors would proceed to commence voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The financial statements do not include any adjustments that might result from the Company’s inability to continue as a going concern.

F-26

Risks and Uncertainties

As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

The IR Act tax provisions did not have an impact on the Company’s fiscal 2024 and 2023 tax provision as there were redemptions by the public stockholders. During the second quarter 2024, the Internal Revenue Service issued final regulations with respect to the timing and payment of the Excise Tax. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

F-27

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and in conformity the U.S. GAAP and pursuant to the rules and regulations of the SEC. Accordingly, they include all of the information and footnotes required by the U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing the financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,554,737 and $610,185 in cash as of December 31, 2024 and 2023. The Company did not have any cash equivalents for both fiscal years.

F-28

Investment Held in Trust Account

As of December 31, 2024 and 2023, the Company had $73,115,355 and $70,506,524, respectively, in investment held in the Trust Account comprised of money market funds that invest in U.S. government securities.

Investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Earnings on investments held in the Trust Account are included in interest earned on investments held in the Trust Account in the accompanying statement of operations. The estimated fair value of investments held in the Trust Account is determined using available market information.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes (“ASC 740”)”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States and the State of Delaware as its only “major” tax jurisdictions.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Common Share

Net income (loss) per common is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture by the Initial Stockholders. Remeasurement of carrying value to redemption value of redeemable shares of common stock is excluded from income (losses) per share as the redemption value approximates fair value. At December 31, 2024 and 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

F-29

The following table reflects the calculation of basic and diluted net income per common share:

	For the Year Ended December 31, 2024	For the Period From May 1, 2023 (Inception) Through December 31, 2023
Redeemable common stock subject to possible redemption
Numerator:
Net income attributable to redeemable common stock subject to possible redemption	$1,614,976	$297,378
Denominator: Weighted average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000	2,290,574
Basic and diluted net income per share, redeemable common stock	$0.23	$0.13

Non-redeemable common stock
Numerator:
Net income	$2,094,096	$535,209
Less: Net income attributable to Class A common stock subject to possible redemption	$1,614,976	$297,378
Net income attributable to non-redeemable common stock	$479,120	$237,831
Denominator: Weighted average non-redeemable common stock
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,047,045	1,831,908
Basic and diluted net income per share, non-redeemable common stock	$0.23	$0.13

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company had uninsured cash of $1,304,737 and $360,185 as of December 31, 2024, and December 31, 2023, respectively. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such an account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. If it is probable that the equity instrument will become redeemable, we have the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. Accordingly, as of December 31, 2024 and 2023, 6,900,000 shares of common stock were presented at redemption value as temporary equity, outside of the stockholder’s equity section of the Company’s balance sheet.

F-30

Segment Reporting

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, formation and operational costs and interest earned on investments held in Trust Account which include the accompanying statements of operations.

The key measures of segment profit or loss reviewed by our CODM are interest earned on investments held in Trust Account and formation and operational costs. The CODM reviews interest earned on investments held in Trust Account to measure and monitor stockholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Formation and operational costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews formation and operational costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 in the fiscal year 2024 and there was no significant impact.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosure” (“ASU 2023-09”). ASU 2023-09 mostly requires, on an annual basis, disclosure of specific categories in an entity’s effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. The incremental disclosures may be presented on a prospective or retrospective basis. The ASU is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. The Company adopted ASU 2023-09 in the fiscal year 2024 and there was no significant impact.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On October 11, 2023, the Company sold 6,900,000 Units at a price of $10.00 per Unit (including the full exercise of the over-allotment option of 900,000 Units granted to the underwriters), generating gross proceeds of $69,000,000. Each Unit consists of one share of common stock and one-tenth (1/10) of one right (“Public Right”). Each Public Right will convert into one share of common stock upon the consummation of a Business Combination.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, The Sponsor purchased an aggregate of 253,045 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,530,450 in a private placement. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. Each Private Unit consists of one share of common stock (“Private Share”) and one-tenth (1/10) of one right (“Private Right”). Each Private Right will convert into one share of common stock upon the consummation of a Business Combination. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On May 17, 2023, the Company issued 1,725,000 shares of common stock to the Initial Stockholders (the “Founder Shares”) for an aggregated consideration of $25,000, or approximately $0.0145 per share. The Initial Stockholders have agreed to forfeit up to 225,000 Founder Shares to the extent that the over-allotment option is not exercised in full so that the Initial Stockholders collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Stockholders do not purchase any Public Shares in the IPO and excluding the Private Units). As a result of the underwriters’ full exercise of the over-allotment option on October 11, 2023, no Founder Share were forfeited. As of December 31, 2024 and 2023, 1,725,000 Founder Shares were issued and outstanding.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Founder Shares until, with respect to 50% of the Founder Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Founder Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

F-31

Due to Related Party

The Sponsor paid out of pocket travel expenses related to due diligence and research of prospective target business. As of December 31, 2024 and 2023, $3,951 and $0, respectively, were outstanding. The amount is unsecured, interest-free and due on demand.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Initial Stockholders or their affiliates may, but are not obligated to, loan us funds as may be required. If the Company completes an initial Business Combination, it will repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Certain amount of such loans may be converted into private at $10.00 per share at the option of the lender. As of December 31, 2024 and 2023, the Company had no borrowings under the working capital loans.

Administrative Service Agreement

The Company entered into an agreement, commencing on the October 5, 2023 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination. The Company accrued $30,000 and $28,710 administrative fees due to the Sponsor in the accompanying balance sheets as of December 31, 2024 and 2023, respectively.

Other

Mr. Michael Lazar, who serves as an independent director of the board beginning October 5, 2023, also is the Chief Executive Officer of Empire Filings, LLC (“Empire”), which is engaged by the Company to provide print and filing services. The Company paid a total of $40,000 for the IPO filings and will pay $1,000 per quarter for ongoing compliance filings. On April 3, 2024, Mr. Michael Lazar resigned from his position as a director of the board. As of December 31, 2024 and 2023, $0 and $1,350 were due to Empire, respectively.

On December 26, 2024, the Company engaged Celine & Partners PLLC (“Celine”) to represent them for all U.S. corporate and securities compliance matters. Celine is controlled by Ms. Celine Chen, who is the wife of Mr. Hui Chen, the Company’s CEO and director. A flat fee of $10,000 per month will be charged for the ongoing 34 Act public reports such as Form 10-Qs, 10-Ks, Form 8-Ks and press releases. For each extension of time to consummate an initial business combination, a fee of $40,000 will be charged for filing the Pre-14A and Def-14A. The Company paid a $50,000 retainer fee during the year ended December 31, 2024.

F-32

Note 6 — Commitments and Contingency

Registration Rights

The holders of the Founder Shares issued and outstanding on October 5, 2023, as well as the holders of the private units and any shares of the Company’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans and extension loans made to the Company (and any shares of common stock issuable upon conversion of the underlying the private rights), will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the IPO. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units and units issued in payment of working capital loans made to us can elect to exercise these registration rights at any time commencing on the date that the Company consummate an initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted EF Hutton, the representative of the underwriters, a 45-day option from October 5, 2023 to purchase up to 900,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On October 11, 2023, the underwriters fully exercised the over-allotment option to purchase 900,000 units, generating gross proceeds to the Company of $9,000,000.

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the IPO or $1,380,000. In addition, the underwriters will be entitled to a deferred fee of 3.5% of the gross proceeds of the IPO or $2,415,000 will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters reimbursed $690,000 to the Company for the IPO related expenses.

Additionally, the Company issued the underwriters 69,000 shares of common stock for the representative shares, at the closing of the IPO as part of representative compensation. As of December 31, 2024 and 2023, 69,000 representative shares were issued.

Note 7 — Stockholders’ Deficit

Common Stock — The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. As a result of the underwriters’ full exercise of the over-allotment option on October 11, 2023, there are no Founder Share subject to forfeiture. As of December 31, 2024 and 2023, there were 2,047,045 shares of common stock issued and outstanding (excluding 6,900,000 shares subject to possible redemption).

Rights — Each holder of a right will receive one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively covert its rights in order to receive one share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

F-33

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2024 and 2023 indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments held in Trust Account	$73,115,355	$73,115,355	-	-

	December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments held in Trust Account	$70,506,524	$70,506,524	-	-

F-34

Note 9 — Income Taxes

The Company’s net deferred tax assets are as follows:

	For the Year Ended December 31, 2024	For the Period From May 1, 2023 (Inception) Through December 31, 2023
Deferred tax asset
Net operating loss carryforward	$-	$-
Startup/Organization Expenses	189,190	34,389
Total deferred tax asset	189,190	34,389
Valuation allowance	(189,190)	(34,389)
Deferred tax asset, net of allowance	$-	$-

The income tax provision consists of the following:

	For the Year Ended December 31, 2024	For the Period From May 1, 2023 (Inception) Through December 31, 2023
Federal
Current	$754,259	$170,649
Deferred	(154,800)	(34,389)
State
Current	$-	$-
Deferred	-	-
Change in valuation allowance	154,800	34,389
Income tax provision	$754,259	$170,649

F-35

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	For the Year Ended December 31, 2024	For the Period From May 1, 2023 (Inception) Through December 31, 2023
Income at U.S. statutory rate	21.00%	21.00%
State taxes, net of federal benefit	0.00%	0.00%
Valuation allowance	5.42%	5.30%
	26.42%	26.30%

As of December 31, 2024 and 2023, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The change in the valuation allowance was $154,800 and $34,389 for the year ended 2024 and the period from May 1, 2023 (inception) through December 31, 2023, respectively.

The provision for U.S. federal income tax was $754,259 and $170,649 for the year ended 2024 and the period from May 1, 2023 (inception) through December 31, 2023, respectively. The Company’s tax return for the year ended 2024 and the period from May 1, 2023 (inception) through December 31, 2023 remain open and subject to examination.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up the date that the financial statement was issued. Based on the review, as further disclosed in the footnotes and except as disclosed below, management did not identify any material subsequent events that require disclosure in the financial statements.

In January 2025, February 2025, and March 2025, the Company made total tax payments of $1,028,284 for the year ended 2024 and the period from May 1, 2023 (inception) through December 31, 2023. Of this amount, $960,350 was for federal income taxes and $67,934 was for franchise taxes.

The Company deposited total extension payments of $180,000 ($60,000 per month) into the Trust Account from January 1, 2025 to March 14, 2025 to extend the date by which the Company can complete an initial business combination to April 10, 2025.

January 2025 Stockholder Meeting

On January 10, 2025, the Company held a special meeting of stockholders (the “January Special Meeting”). During the January Special Meeting, stockholders approved an amendment to the Company’s second amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from January 10, 2025 to October 10, 2026 (36 months from the consummation of the Company’s initial public offering), on a month-by-month basis, up to a total of 21 times, by depositing $60,000 into the Company’s trust account for each such one-month extension.

In connection with the stockholders’ vote at the January Special Meeting, an aggregate of 5,199,297 shares with redemption value of approximately $55,152,224 (approximately $10.61 per share) were tendered for redemption.

F-36

Trust Amendment

The Company has until 36 months (or until October 10, 2026) from the closing of the IPO to consummate a Business Combination. In addition, in the event that the Company fails to timely make a payment for any given month during the twenty-one (21) month period the Company elects to make an extension, the Company shall have a period of forty five (45) days to pay any applicable past due payment, which shall be calculated to be equal to the principal of the past due payment, plus any accrued but unpaid interest in the amount of three percent (3%) (the “Cure Period”). If the Company fails to make any applicable past due payment during the Cure Period, then the Company shall immediately cease all operations, except for the purpose of winding up, and liquidate and dissolve with the same effect as if the Company failed to complete a business combination within thirty-six (36) months from the consummation of the IPO.

New Subsidiaries

The Company formed two subsidiaries in connection with a contemplated business combination:

Quad Global Inc. (“Quad Global”), is a wholly owned subsidiary of the Company and is a Cayman Island exempted company formed on February 5, 2025. It was formed to be the surviving company after the reincorporation merger in connection with a contemplated business combination. It has no principal operations or revenue producing activities.

Quad Group Inc., is a wholly owned subsidiary of the Quad Global and is a Cayman Island exempted company formed on January 28, 2025. It was formed to be the Merger Sub in connection with a contemplated business combination. It has no principal operations or revenue producing activities.

Merger Agreement

On February 14, 2025, Quetta entered into entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KM QUAD, the parent company of Jiujiang Lida Technology Co., Ltd., a film product design and manufacturer in China. Upon consummation of the transaction contemplated by the Merger Agreement, (i) Quetta will reincorporate by merging with and into Quad Global Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Quetta (“Quad Global”), and (ii) concurrently with the reincorporation merger, Quad Group Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Quad Global, will be merged with and into KM QUAD, resulting in KM QUAD being a wholly-owned subsidiary of Quad Global. At the effective time of the transaction, KM QUAD’s shareholders and management will receive 30 million ordinary shares of Quad Global. The shares held by certain KM QUAD’s shareholders will be subject to lock-up agreements for a period of six months following the closing of the transaction, subject to certain exceptions.

The aggregate consideration to be paid to KM QUAD shareholders for the Acquisition Merger is $300 million, payable in newly issued purchaser ordinary shares valued at $10.00 per share. The Transaction, which has been approved by the boards of directors of both Quetta and KM QUAD, is subject to regulatory approvals, the approvals by the shareholders of Quetta and KM QUAD, respectively, and the satisfaction of certain other customary closing conditions.

KM QUAD shall bear (i) 50% of the transaction costs incurred by Quetta, excluding any amounts payable at Closing from the Trust Account, provided that KM QUAD’s obligation to pay such transaction costs incurred by Quetta shall not exceed $500,000 in total; (ii) 50% of the expenses incurred by Quetta in connection with maintaining ongoing public company responsibilities, provided that KM QUAD’s obligation to pay such Public Company Expenses incurred by Quetta shall not exceed $100,000 in total; and (iii) the extension fees of Quetta covering nine extensions over nine months, in the total amount of $540,000. If the Closing does not occur prior to October 10, 2025 due to a delay in obtaining regulatory approvals, Quetta shall be responsible for any extension fees and other related fees incurred by Quetta beyond October 10, 2025 not to exceed $100,000 per month.

Pursuant to the Merger Agreement, on or before February 14, 2025, KM QUAD deposited $250,000, the first installment of the term extension fees to the Company’s bank account in exchange for a promissory note issued by the Company. KM QUAD shall wire $290,000, the second installment of the extension fees, to the Company’s bank account on or before April 20, 2025 in exchange for a promissory note issued by the Company, provided that the Merger Agreement has not been terminated prior to that date.

F-37

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

KM QUAD

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of KM QUAD and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related combined statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the two years ended December 31, 2024 and 2023, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

June 11, 2025

F-38

KM QUAD
COMBINED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2024	As of December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$662,017	$718,326
Accounts receivable, net-third parties	4,287,980	8,308,173
Accounts receivable, net-related parties	198,422	2,423,848
Notes receivable, net	4,518	989
Inventories, net	6,763,713	7,034,999
Prepayments and other current assets, net	2,642,695	2,503,757
Amounts due from related parties	523,519	7,042
TOTAL CURRENT ASSETS	$15,082,864	$20,997,134

NON-CURRENT ASSETS:
Property, plant, and equipment, net	$8,400,746	$10,459,288
Intangible assets, net	65,484	5,354
Land-use rights, net	565,659	595,337
Deferred offering costs	675,103	—
Right-of-use assets	15,387	79,097
Prepayments and other non-current assets	173,531	383,883
TOTAL NON-CURRENT ASSETS	$9,895,910	$11,522,959
TOTAL ASSETS	$24,978,774	$32,520,093

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	$6,918,472	$4,225,412
Accounts payable	1,945,921	4,339,295
Contract liabilities	759,547	471,915
Accrued expenses and other payables	884,173	1,407,065
Income taxes payable	—	253,366
Amounts due to related parties	34,250	—
Current lease liability	16,377	65,449
TOTAL CURRENT LIABILITIES	$10,558,740	$10,762,502

NON-CURRENT LIABILITIES:
Lease liability	$—	$16,837
Long-term borrowings	—	422,541
Long-term due to related parties	9,562,561	—
Deferred tax liabilities	71,527	671,208
TOTAL NON-CURRENT LIABILITIES	$9,634,088	$1,110,586
TOTAL LIABILITIES	$20,192,828	$11,873,088

COMMITMENTS AND CONTINGENCIES (NOTE 20)

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, $0.0001 par value, 481,087,500 shares authorized; 3,337,500 shares issued and outstanding*	$334	$334
Class B Ordinary Share, $0.0001 par value, 18,912,500 shares authorized; 18,912,500 shares issued and outstanding*	1,891	1,891
Additional paid-in capital	4,441,876	4,441,876
Statutory reserve	1,776,537	1,776,537
Retained earnings	284,125	15,807,837
Accumulated other comprehensive loss	(1,718,817)	(1,381,470)
TOTAL SHAREHOLDERS’ EQUITY	$4,785,946	$20,647,005
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,978,774	$32,520,093

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these combined financial statements.

F-39

KM QUAD
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2024	2023
	$	$
Revenue	$30,342,238	$57,931,890
Cost of revenue	(22,422,262)	(40,105,590)
Gross profit	7,919,976	17,826,300

Operating expenses:
Selling expenses	(5,763,495)	(4,914,020)
General and administrative expenses	(4,393,942)	(3,651,501)
Research and development expenses	(2,769,261)	(3,910,649)
Total operating expenses	(12,926,698)	(12,476,170)
Operating (loss) income	(5,006,722)	5,350,130

Other income (expenses):
Interest income	5,591	4,022
Interest expenses	(273,478)	(226,104)
Other income, net	1,022,008	839,899
Other expenses, net	(77,611)	(224,780)
Exchange gain	1,561	18,362
Total other income, net	678,071	411,399
(Loss) Income before income tax	(4,328,651)	5,761,529
Income tax (expenses) benefits	589,713	(433,448)
Net (loss) income	$(3,738,938)	$5,328,081

Comprehensive (loss) income
Net (loss) income	$(3,738,938)	$5,328,081
Foreign currency translation adjustments, net of tax	(337,347)	(502,486)
Comprehensive (loss) income	$(4,076,285)	$4,825,595
(Loss) Earnings per share, basic and diluted	$(0.17)	$0.24
Weighted average number of shares*	22,250,000	22,250,000

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these combined financial statements.

F-40

KM QUAD
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	earnings	Loss	Equity
		$		$	$	$	$	$	$
Balance as of December 31, 2022	3,337,500	$334	18,912,500	1,891	$4,441,876	$1,243,728	$12,424,812	$(878,984)	$17,233,657
Net income	—	—	—	—	—	—	5,328,081	—	5,328,081
Appropriated statutory surplus reserves	—	—	—	—	—	532,809	(532,809)	—	—
Dividends	—	—	—	—	—	—	(1,412,247)	—	(1,412,247)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(502,486)	(502,486)
Balance as of December 31, 2023	3,337,500	$334	18,912,500	1,891	$4,441,876	$1,776,537	$15,807,837	$(1,381,470)	$20,647,005

Net loss	—	—	—	—	—	—	(3,738,938)	—	(3,738,938)
Dividends	—	—	—	—	—	—	(11,784,774)	—	(11,784,774)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(337,347)	(337,347)
Balance as of December 31, 2024	3,337,500	$334	18,912,500	1,891	$4,441,876	$1,776,537	$284,125	$(1,718,817)	$4,785,946

*	The share amounts are presented on a retrospective basis.

F-41

KM QUAD
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2024	2023
Cash flows from operating activities:
Net (loss) income	$(3,738,938)	$5,328,081
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	1,416,525	1,451,499
Allowance for credit losses	1,054,645	115,359
Impairment of inventories	182,451	60,603
Loss on disposal of property, plant, and equipment	564,779	55,939
Deferred tax liabilities	(589,713)	120,154
Amortization of right-of-use assets	62,435	63,447
Changes in operating assets and liabilities:
Accounts receivable- third parties	3,550,700	(3,460,895)
Accounts receivable- related parties	1,424,672	128,809)
Notes receivable	(3,607)	17,368)
Inventories	(112,528)	2,019,896)
Prepayments and other current assets, net	(221,451)	(157,747)
Accounts payable	(2,307,578)	(657,792)
Contract liabilities	304,849	(382,361
Income taxes payable	(249,992)	(264,060
Lease liability	(64,577)	(62,679
Other payables and accrued liabilities	(491,428)	(642,377)
Prepayments and other non-current assets	202,743	125,758)
Net cash provided by operating activities	983,987	3,859,002

Cash flows from investing activities:
Purchase of property, plant, and equipment	(1,113,316)	(2,047,540)
Purchase of intangible assets	(70,311)	—
Proceeds from disposal of property, plant, and equipment	953,124	126,392
Amount loan to related parties	(516,477)	(3,531)
Net cash used in investing activities	(746,980)	(1,924,679)

Cash flows from financing activities:
Proceeds from short-term loans	9,797,483	6,355,110
Repayment of short-term loans	(6,948,570)	(6,284,498)
Proceeds from long-term loans	—	423,674
Repayment of long-term loans	(416,914)	(1,334,813)
Cash paid for dividends	(11,784,774)	(1,412,247)
Deferred offering costs	(684,820)	—
Amount loan from (repaid to) related parties	9,596,811	(60,827)
Net cash used in financing activities	(440,784)	(2,313,601)
Effect of exchange rate changes	147,468	(23,431)
Net decrease in cash	(56,309)	(402,709)
Cash and cash equivalents at beginning of the year	718,326	1,121,035
Cash and cash equivalents at end of the year	$662,017	$718,326

Supplemental disclosures of cash flows information:
Cash paid for income taxes	539,714	751,318
Cash paid for interest expense	132,304	226,104

The accompanying notes are an integral part of these combined financial statements.

F-42

KM QUAD
NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Organization and principal activities

KM QUAD is the target listing company incorporated under the laws of the Cayman Islands on July 25, 2024, was 45% owned by KJA2 Limited(“KJA2”), a company incorporated under the laws of the British Virgin Islands on July 23, 2024, which is 100% controlled by Mr. Junan Ke; 40% owned by KN2 Limited(“KN2”), a company incorporated under the laws of the British Virgin Islands on July 23, 2024, which is 80% controlled by Ms. Ni Ke and 20% controlled by Mr. Xiaoping Ke; 5% owned by JC Limited(“JC”), a company incorporated under the laws of the British Virgin Islands on July 19, 2024, which is 100% controlled by Mr. Juchu Ke; 5% owned by WDY Limited(“WDY”), a company incorporated under the laws of the British Virgin Islands on July 19, 2024, which is 100% controlled by Mr. Dengyou Wu; and 5% owned by HH Limited (“HH”), a company incorporated under the laws of the British Virgin Islands on July 19, 2024, which is 100% controlled by Mr. Huihui Li.

On August 01, 2024, KM2 QUAD Limited was incorporated in British Virgin Islands as a private company and a wholly-owned subsidiary of KM QUAD.

On August 23, 2024, XG QUAD Limited (“XG QUAD”) was incorporated in Hong Kong as a limited company and a wholly-owned subsidiary of KM2 QUAD.

On November 7, 2024, Quad (Jiangxi) Technology Co., Ltd. (“Quad Jiangxi or WFOE”) was incorporated in the PRC as a PRC limited liability company and a wholly-owned subsidiary of XG QUAD.

On November 22, 2016, the operating Entity, Jiujiang Lida Technology Co., Ltd. (“Jiujiang Lida”) was incorporated in the PRC established PRC as a PRC limited liability company, which is 89.8876% owned by Jiujiang Changda Investment Management Co., Ltd. (“Changda Investment”), 10.1124% owned by Jiujiang E&T Zone Shunyi Investment Management Center (Limited Partnership) (“Shunyi Investment”).

On August 23, 2024, Changda Investment transferred 10.1124% of its equity interests in Jiujiang Lida to Shunyi Investment, pursuant to a share transfer agreement between Changda Investment and Shunyi Investment. As a result, Changda Investment held 100% of the equity interests in Jiujiang Lida. Changda Investment is 80.16064% controlled by Mr. Junan Ke, 16.06426% controlled by Ms. Ni Ke and 3.7751% controlled by Mr. Qiuping Ke.

On January 2, 2025, a 5% equity interest of Jiujiang Lida was transferred by Changda Investment to Grandation HK Holding Limited (“Grandation”), a limited company incorporated in Hong Kong, pursuant to a share transfer agreement between Changda Investment and Grandation. As a result, Changda Investment and Grandation held 95% and 5% of the equity interests in Jiujiang Lida, respectively.

On January 24, 2025, Quad Jiangxi or WFOE acquired 100% of the equity interests in Jiujiang Lida from Changda Investment and Grandation pursuant to several share transfer agreements, as a result, KM QUAD became the ultimate holding company of our Operating Entity, Jiujiang Lida.

Before and after the reorganization, KM QUAD, together with its subsidiaries, is effectively controlled by the same shareholders, Mr. Junan Ke and Ms. Ni Ke, therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The combination of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements in accordance with ASC 805-50-45-5.

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong and the Cayman Islands. Details of the Company and the subsidiaries of the Company are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
KM QUAD	July 25, 2024	Cayman Islands	Parent	Holding company

KM2 QUAD	August 1, 2024	British Virgin Islands	100	Holding company

XG QUAD	August 23, 2024	Hong Kong, China	100	Holding company

Quad Jiangxi	November 7, 2024	Jiangxi, China	100	Holding company

Jiujiang Lida	November 22, 2016	Jiangxi, China	100	Selling of automotive window film, paint protection film, electrically conductive film, automotive color change wrap film

F-43

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of combination

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying combined financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented.

The combined financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon combination. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. For subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

Going concern

For the year ended December 31, 2024, the Company incurred a net loss of $3,088,161. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities and loans from related parties. Most of the bank borrowings as of December 31, 2024 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures: (i) Negotiating with banks in advance for renewal and obtaining new banking facilities; (ii) Diversifying financing channels includes but is not limited to, securing loans from related parties; and (iii) Implementing various strategies to enhance sales and profitability.

The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

F-44

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s combined financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for doubtful accounts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined financial statements.

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the combined statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive (loss) income included in combined statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive (loss) income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2024 and 2023 were translated at RMB7.2993 to $1.00 and RMB7.0999 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2024 and 2023 were RMB7.1957 to $1.00 and RMB7.0809 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks, and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of December 31, 2024 and 2023, cash and cash equivalents balances were $662,017 and $718,326, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,500) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts, which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the combined statements of operations and comprehensive income.

F-45

Inventories, net

Inventory, primarily consisting of raw materials, finished goods, consigned processing material and works in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined by using weighted average cost method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepayment and other current assets, net

Prepayment and other current assets primarily consist of prepayments made to vendors or service providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of December 31, 2024 and 2023, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	10 to 20 years
Office Equipment	4 to 5 years
Electronic equipment	3 to 5 years
Vehicles	4 to 10 years
Machinery Equipment	3 to 10 years
Building Improvement	3 to 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the combined statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Construction in progress

Construction in progress is comprised primarily of the new machinery equipment and building improvement that the Company purchased. They will be reclassified from construction in process to machinery equipment and building improvement within property, plant, and equipment once they are fully equipped and available for use.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use right is 50 years and the rental period is from March 20, 2017, to March 20, 2067.

F-46

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily are purchased software. The Company typically amortizes intangible assets with definite useful lives on a straight-line basis over estimated useful lives of three years.

Impairment for long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2023, impairment of long-lived assets was nil.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, advances to suppliers, prepaid expenses and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, advances from customers, taxes payable, lease liability, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

F-47

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the combined financial statements for the years ended December 31, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or service transferred.

Revenue from sales of products to customers

The Company generates revenue from the sales of automotive window film, automotive paint protection film, electrically conductive film and automotive color change wrap film (products) to customers. The Company enters into contracts with customers as a principal. The Company’s performance obligation is to provide automotive window films to customers. The terms of pricing and payment stipulated in the contract are fixed. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended December 31, 2024 and 2023 are as follows:

	For the years ended December 31
	2024	2023
Revenue from automotive window film	$9,338,952	$14,210,867
Revenue from automotive paint protection film	17,465,203	39,876,693
Revenue from electrically conductive film	64,494	63,404
Revenue from automotive color change wrap film	1,186,661	2,607,863
Others	2,286,928	1,173,063
Total revenue	$30,342,238	$57,931,890

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

F-48

Cost of revenue

Cost of revenue consists primarily of (i) cost of automotive window film, (ii) cost of automotive paint protection film, (iii) cost of electrically conductive film, and (iv) cost of automotive color change wrap film and others.

Selling expenses

Selling expenses include (i) sales service costs incurred from provision of customer services, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as conference costs.

Advertising costs, which consist primarily of offline advertising related costs, are expensed as incurred and amounted to $4,471,376 and $2,821,659 for the years ended December 31, 2024 and 2023, respectively.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the Operating Entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $447,694 and $520,738 for the years ended December 31, 2024 and 2023, respectively.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024 and 2023, the Company capitalized $675,103 and nil of non-current deferred offering costs, respectively.

F-49

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of December 31, 2024 and 2023, the balance of the required statutory reserves was $1,776,537 and $1,776,537, respectively.

Value-added Tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on December 31, 2024 and 2023.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2024, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2024 and 2023.

F-50

Comprehensive (loss) income

Comprehensive (loss) income is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive (loss) income included net income and foreign currency translation adjustments that are presented in the combined statements of operations and comprehensive income.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and 2023, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and 2023, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19 pandemic. In early December 2022, the Chinese government announced a nationwide relaxation of its zero-COVID policy, leading to a surge in infections following the easing of restrictions. Although the spread of the COVID-19 appears to be under control as of the date of this report, the future ramifications remain highly uncertain and unpredictable, and the Company’s operations may have to scale back again in the future. If this pandemic persists, global commercial activities may face additional constraints, including reduced consumer spending, disruptions in business operation, interruption of supply chains, travel complexities, and workforce reduction. As such, the potential influence of the COVID-19 pandemic on the Company’s operations and financial outcomes over the long term will be contingent upon its ongoing evolution in China and worldwide, which the Company cannot predict with a reasonable degree of certainty.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2024 and 2023, the aggregate amounts of cash of $662,017 and $718,326, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 18. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

F-51

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued guidance to enhance transparency of income tax disclosures, On an annual basis the new guidance requires a public entity to disclose: (1) specific categories in the rate reconciliation, (2) additional information for reconciling items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) from continuing operations before income tax expense (or benefit) by the applicable statutory income tax rate, (3) income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, with foreign taxes disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5% of total income taxes paid, (4) income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, and (5) income tax expense (or benefit) from continuing operations disaggregated between federal (national), state and foreign. The guidance is effective for fiscal year 2025 annual reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements but will require certain additional disclosures.

In December 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements but will require certain additional disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

F-52

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Deposits with banks	662,017	718,326
Cash and cash equivalents	$662,017	$718,326

As of December 31, 2024, the Company had a total of $662,017 in cash and cash equivalents, wholly held inside the PRC. As of December 31, 2023, the Company had a total of $718,326 in cash and cash equivalents, which is wholly held inside the PRC.

Note 4. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Accounts receivable- third parties	$4,716,759	$8,447,852
Accounts receivable- related parties	953,178	2,423,848
Less: allowance for credit losses	(1,183,535)	(139,679)
Accounts receivable, net	$4,486,402	$10,732,021

F-53

For the year ended December 31, 2024 and 2023, the Company recorded allowance for credit losses for $1,183,535 and $139,679, respectively.

As of the date of this report, the Company has collected approximately $1.31 million in outstanding accounts receivable for the year ended December 31, 2024.

Changes of allowance for credit losses are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	$139,679	$28,872
Provision for allowance of credit losses	1,043,856	110,807
Ending balance	$1,183,535	$139,679

Note 5. Inventories, net

Inventories, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Raw materials	$4,019,059	$4,411,006
Finished goods	2,978,287	2,396,361
Consigned processing material	80,049	447,025
Working in processing	146,510	58,348
Total inventories	$7,223,905	$7,312,740
Less: impairment of inventories	(460,192)	(277,741)
Inventories, net	$6,763,713	$7,034,999

For the years ended December 31, 2024 and 2023, the Company recorded impairment of inventories for $460,192 and $277,741 respectively.

Changes of impairment of inventory:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	$277,741	$217,138
Impairment of inventory	182,451	60,603
Ending balance	$460,192	$277,741

Note 6. Prepayments and other current assets, net

Prepayments and other current assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Advance to suppliers-third parties	$649,597	$1,254,514
Advance to suppliers-related parties	1,444,147	290,291
VAT-in to be deducted	190,851	331,658
Other receivables	375,648	634,053
Prepayments and other current assets	$2,660,243	$2,510,516
Less: provision for allowance of credit losses	(17,548)	(6,759)
Prepayments and other current assets, net	$2,642,695	$2,503,757

F-54

For the years ended December 31, 2024 and 2023, the Company recorded provision for allowance of credit losses for $17,548 and $6,759, respectively.

Changes of allowance for credit losses are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Beginning balance	$6,759	$2,207
Provision for allowance of credit losses	10,789	4,552
Ending balance	$17,548	$6,759

Note 7. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Building	$4,286,869	3,892,110
Office Equipment	106,730	109,727
Electronic equipment	895,519	872,348
Vehicles	1,174,703	1,462,042
Machinery Equipment	6,897,294	7,880,093
Building Improvement	63,705	65,494
Construction in progress	228,192	438,579
Subtotal	$13,653,012	$14,720,393
Less: accumulated depreciation	(5,252,266)	(4,261,105)
Total	$8,400,746	$10,459,288

Depreciation expenses for the years ended December 31, 2024 and 2023 amounted to $1,393,750 and $1,431,210, respectively.

For the year ended December 31, 2024, the depreciation expenses included in the cost of sales, general and administrative expenses, research and development expenses, and selling expenses were approximately $942,402, $400,356, $28,687, and $22,305, respectively.

For the year ended December 31, 2023, the depreciation expenses included in the cost of sales, general and administrative expenses, research and development expenses, and selling expenses were approximately $968,830, $407,092, $32,414, and $22,874, respectively.

During 2023 and 2024, The Company purchased some machinery equipment and building improvements from third parties for future production use. The machinery equipment and building improvement remain incomplete and once they are fully equipped and available for use, they will be reclassified from construction in process to machinery equipment and building improvement within property, plant and equipment.

F-55

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Land-use rights	$670,742	$689,579
Less: accumulated amortization	(105,083)	(94,242)
Land-use rights, net	$565,659	$595,337

Amortization expenses were $13,608 and $13,829 for the years ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, the amortization expenses included in the cost of sales and general and administrative expenses were approximately $9,940 and $3,668, respectively.

For the year ended December 31, 2023, the amortization expenses included in the cost of sales and general and administrative expenses were approximately $10,101 and $3,728, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$13,608
Fiscal year 2026	13,608
Fiscal year 2027	13,608
Fiscal year 2028	13,608
Fiscal year 2029	13,608
Thereafter	497,619
Total	$565,659

Note 9. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Software	$95,079	$26,489
Less: accumulated amortization	(29,595)	(21,135)
Intangible assets, net	$65,484	$5,354

Amortization expenses were $9,167 and $6, 460 for the years ended December 31, 2024 and 2023, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$9,167
Fiscal year 2026	9,167
Fiscal year 2027	9,167
Fiscal year 2028	9,167
Fiscal year 2029	9,167
Thereafter	19,649
Total	$65,484

F-56

Note 10. Accounts payable

Accounts payable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Account payable to third parties	1,945,921	4,339,295
Total accounts payable	$1,945,921	$4,339,295

Note 11. Short-term and long-term borrowings

Short-term bank loans consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Bank of China	$410,996	$1,408,470
Bank of Jiujiang	1,369,994	1,408,471
Industrial and Commercial Bank of China	1,369,994	1,408,471
Agricultural Bank of China	1,369,994	—
China Merchants Bank	1,369,994	—
Bank of Communications	1,027,500	—
Total short-term borrowings	$6,918,472	$4,225,412

Long-term bank loans consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Jiujiang Rural Commercial Bank	—	422,541
Total long-term bank loans	$—	$422,541

Short-term borrowings as of December 31, 2024 consisted of following:

For the year ended December 31, 2024 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Bank of China	2024.01.30	2025.01.30	3,000,000	$410,996	3.45%
Bank of Jiujiang	2024.11.27	2025.11.27	10,000,000	1,369,994	4.00%
Industrial and Commercial Bank of China	2024.09.25	2025.09.10	10,000,000	1,369,994	3.35%
Agricultural Bank of China	2024.03.04	2025.03.04	7,000,000	958,996	3.39%
Agricultural Bank of China	2024.07.02	2025.03.04	3,000,000	410,998	3.39%
China Merchants Bank	2024.09.09	2025.09.09	10,000,000	1,369,994	3.00%
Bank of Communications	2024.11.18	2025.03.28	3,500,000	479,500	2.95%
Bank of Communications	2024.12.09	2025.03.28	4,000,000	548,000	2.95%
Total secured short-term bank loans as of December 31, 2024			50,500,000	$6,918,472

F-57

Short-term borrowings as of December 31, 2023 consisted of following:

For the year ended December 31, 2023 Secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Bank of China	2023.01.31	2024.01.31	3,000,000	$422,541	3.65%
Bank of China	2023.03.09	2024.03.09	7,000,000	985,929	3.65%
Bank of Jiujiang	2023.11.30	2024.11.30	10,000,000	1,408,471	4.20%
Industrial and Commercial Bank of China	2023.09.14	2024.09.12	10,000,000	1,408,471	3.40%
Total secured short-term bank loans as of December 31, 2023			30,000,000	$4,225,412

Long-term loans as of December 31, 2023 consisted of following:

For the year ended December 31, 2023 Unsecured long-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Jiujiang Rural Commercial Bank	2022.05.27	2025.05.26	3,000,000	422,541	4.05%
Total unsecured long-term bank loans as of December 31, 2023			3,000,000	$422,541

Note 12. Contract liabilities

Contract liabilities consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Advance from customers- third parties	$542,428	$471,915
Advance from customers- related parties	217,119	—
Total contract liabilities	$759,547	$471,915

Note 13. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Payroll Payable	$353,069	$496,262
Interest payables	51,077	—
Other payables	480,027	910,803
Total accrued expenses and other payables	$884,173	$1,407,065

Other payables mainly included non-trade payables to third parties, such as exhibition fees payable, electricity charges payable and fire safety expenses payable.

F-58

Note 14. Operating leases as lessee

In April 2022, the Company entered into a warehouse lease agreement. The total lease term is 3 years and has been classified as an operating lease.

As of December 31, 2024 and 2023, the remaining lease term was an average of 0.25 years and 1.25 years, respectively. The Company’s lease agreement do not provide a readily determinable implicit rate nor is it available to the Company from its lessor. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by the People’s Bank of China in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.60% per annum and 4.60% per annum as of December 31, 2024 and 2023, respectively.

Amounts recognized in the combined balance sheet:

	As of December 31, 2024	As of December 31, 2023
Right-of-use asset	$15,387	$79,097

Lease liability, current	16,377	65,449
Lease liability, non-current	—	16,837
Total lease liability	$16,377	$82,286

A summary of lease cost is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Amortization of right-of-use asset	$62,435	$63,447
Interest of lease liability	2,129	5,108

The following table presents maturity of lease liability as of December 31, 2024:

Twelve months ending December 31,	Minimum lease payment
2025	$16,440
Less: imputed interest	(63)
Present value of operating lease liability	$16,337

The following summarizes other supplemental information about the Company’s lease as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023
Weighted average discount rate	4.60%	4.60%
Weighted average remaining lease term	0.25 years	1.25 years

F-59

Note 15. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands and Brritish Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and KM2 QUAD Limited is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to 2,000,000 Hong Kong dollars, and 16.5% on any part of assessable profits over 2,000,000 Hong Kong dollars.

PRC

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

In addition, the EIT law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%.

For the years ended December 31, 2024 and 2023, Jiujiang Lida Technology Co., Ltd. was eligible for a reduced income tax rate of 15% as an HNTE.

The following table sets forth reconciliation between the statutory income tax rate and the effective income tax rate:

Statutory Enterprise Income Tax Rate	25%
Preferential Tax Treatment to High and New Technology Enterprise	(10)%
Effective Income Tax Rate	15%

The total income tax expenses (benefits) consisted of the following:

	For the years ended December 31
	2024	2023
Current income tax expenses	$—	$246,744
Deferred income tax expenses (benefits)	(589,713)	186,704
Total income tax expenses (benefits)	$(589,713)	$433,448

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	For the years ended December 31
	2024	2023
(Loss) Income before income tax expenses	$(4,328,651)	$5,761,529
Income tax computed at effective income tax rate (15%)	—	864,229
Effect of research and development credits	(243,894)	(488,752)
Effect of other non-deductible expenses	(25,221)	(128,733)
Effect of change in valuation allowance	269,115	—
Current income tax expense	$—	$246,744
Tax effect of deferred tax recognized	(589,713)	186,704
Total income tax expenses (benefits)	$(589,713)	$433,448

F-60

The significant components of deferred tax liabilities were as following:

	As of December 31, 2024	As of December 31, 2023
Deferred tax liabilities	$71,527	$671,208
Total deferred tax liabilities	$71,527	$671,208

The Company’s taxes payable consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Income tax payable	$—	$253,366
Other tax payables	179,171	361,527
Total tax payable	$179,171	$614,893

Other tax payables mainly consist of VAT payable, city construction tax payable, property tax and land use tax payable, stamp tax payable, and education fund payable.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Note 16. Equity

Ordinary Shares

The Company is authorized to issue 481,087,500 Class A Ordinary Shares with par value of $0.0001 each and 18,912,500 Class B Ordinary Shares with par value of $0.0001 each.

Each Class A Ordinary Share is entitled to one (1) vote per share on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to ten (10) votes per share on all matters subject to vote at general meetings of our company.

Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Dividends

During years ended December 31, 2024 and 2023, the Company declared and paid dividends to its shareholder in an amount of $11,784,774 and 1,412,247, respectively.

F-61

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of December 31, 2024 and 2023, the balance of the required statutory reserves was $1,776,537 and $1,776,537, respectively.

Note 17. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying combined financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of December 31, 2024 and 2023, amounts restricted were the paid-in-capital, additional paid-in-capital and statutory reserve of the PRC entities, which amounted to $6,220,638 and $6,220,638 respectively.

Note 18. Customer and Supplier Concentration

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

The Company did not sell a substantial portion of products to one customer during fiscal year 2024.

The Company sold a substantial portion of products to one customer (12.08% of total revenue) during fiscal year 2023. As of December 31, 2023, the amount due from this customer included in accounts receivable was $2,136,536, representing 20.75% of the total accounts receivable.

The loss of any significant customers or the failure to attract new customers could have a material adverse effect on the Operating Entity’s business, and the Company’s combined results of operations and financial condition.

For the year ended December 31, 2024, one supplier contributed approximately 30.53% of total purchases made by the Company.

For the year ended December 31, 2023, one supplier contributed approximately 42.85% of total purchases made by the Company.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the Operating Entity’s business, and the Company’s combined results of operations and financial condition.

F-62

Note 19. Related party transactions

1) Nature of relationships with related parties

Name	Relationship with the Company
Xiaoping Ke	CEO and Shareholder of the Company
Qiuping Ke	Close family of shareholder of the Company
Jiujiang Keni Software Technology Co., Ltd. (Jiujiang Keni Software)	Supervisor of Jiujiang Keni Software is Ni Ke, one of the shareholders of the Company
Jiujiang Jingyan Intelligent Manufacturing Technology Co., Ltd. (Jiujiang Jingyan)	Legal Representative of Jiujiang Jingyan is Dengyou Wu, one of the shareholders of the Company
Jiangxi Kewei New Plastic Industry Co., Ltd. (Jiangxi Kewei)	51.2196% equity interest owned by Shengjun Liao, legal representative of Jiujiang Lida Technology Co., Ltd.
Jiujiang Jingyan Trading Co., Ltd. (Jiujiang Jingyan Trading)	Legal Representative of Jiujiang Jingyan Trading is Juchu Ke, one of the shareholders of the Company
Jiujiang Like Trading Co., Ltd. (Jiujiang Like Trading)	99.998% equity interest owned by Qiuping Ke, one of the shareholders of the Company
Jiujiang Changda Investment Management Co., Ltd. (Changda Investment)	96.2249% equity interest owned by Junan Ke and Ni Ke, shareholders of the Company
Jiujiang E&T Zone Shunyi Investment Management Center (Limited Partnership) (Shunyi Investment)	92% equity interest owned by Ni Ke, shareholder of the Company
Quetta Acquisition Corporation (Quetta)	Quetta is a party to the Agreement and Plan of Merger with the Company, signed on February 14, 2025, pursuant to which the Company and Quetta intend to merge

2) The following table summarizes the balance of due from related parties:

Accounts	Name of related parties	As of December 31, 2024	As of December 31, 2023
Due from related parties	Qiuping Ke	6,850	7,042
	Jiujiang Like Trading	16,669	—
	Quetta*	500,000	—
Total		$523,519	$7,042

* On November 5, 2024, Quetta issued an unsecured promissory note in the aggregate principal amount of $500,000 (the “Promissory Note”) to the Company in connection with a business combination between Quetta and the Company. The Promissory Note is unsecured, interest-free and due on the earlier date of (i) consummation of the business combination between Quetta and the Company, (ii) a breach by Quetta of any its obligations under the Promissory Note, (iii) the termination of the proposed transaction between Quetta and the Company, or (iv) expiration of the Combination Period (as defined in the Promissory Note). The Company will have the right to convert all or any part of the outstanding and unpaid amount of the Note into shares of common stock, or other securities, at $10 per share upon the consummation of the business combination.

3) The following table summarizes the balance of due to related parties:

Accounts	Name of related parties	As of December 31, 2024	As of December 31, 2023
Due to related parties	Jiujiang Keni Software (Short-term)	$34,251	$—
	Changda Investment (Long-term)	9,425,561	—
	Shunyi Investment (Long-term)	136,999	—
Total		$9,596,811	$—

F-63

For the year ended December 31, 2024, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due in one to three years and with an annual interest rate ranging from 3.10% to 3.35%. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Jiujiang Keni Software (Short-term)	102,751	68,500
Changda Investment (Long-term)	11,480,553	2,054,992
Shunyi Investment (Long-term)	136,999	—
Total	$11,720,303	$2,123,492

For the year ended December 31, 2023, the related parties provided working capital to support the Operating Entity’s operations when needed. The borrowings were unsecured, due on demand, and interest-free. The following table summarizes the Operating Entity’s borrowing transactions with the related parties:

Name of related parties	Lend to Operating Entity	Collect from Operating Entity
Qiuping Ke	$35,492	$35,492
Jiujiang Jingyan	49,296	49,296
Jiujiang Keni Software	295,780	352,118
Xiaoping Ke	—	4,327
Total	$380,568	$441,233

4) The following table summarizes the Operating Entity’s sales transactions with the related parties:

Transaction Types	Name of related parties	For the year ended December 31, 2024	For the year ended December 31, 2023
Sales	Jiangxi Kewei	$177,514	$6,999,999
	Jiujiang Like Trading	138,144	136,524
	Jiujiang Jingyan	69,970	13,032
	Jiujiang Jingyan Trading	40,227	242,841
	Jiujiang Keni Software	609	—
Total		$426,464	$7,392,396

For the year ended December 31, 2024 and 2023, the Company generated revenue from related parties in the amount of $426,464 and $7,392,396 respectively.

5) The following table summarizes the Operating Entity’s advance to suppliers balance with the related parties:

Accounts	Name of related parties	As of December 31, 2024	As of December 31, 2023
Advance to suppliers	Jiangxi Kewei	$920,716	$290,291
	Jiujiang Jingyan	523,431	—
Total		$1,444,147	$290,291

F-64

6) The following table summarizes the Operating Entity’s accounts receivable balance with the related parties:

Accounts	Name of related parties	As of December 31, 2024	As of December 31, 2023
Accounts receivable	Jiujiang Jingyan	$—	$13,636
	Jiangxi Kewei	197,744	2,136,536
	Jiujiang Jingyan Trading	—	273,676
	Jiujiang Keni Software	678	—
Total		$198,422	$2,423,848

As of December 31, 2024 and 2023, the Company’s accounts receivable balance from related parties amounted to $198,422 and $2,423,848, respectively.

7) The following table summarizes the Operating Entity’s contract liabilities balance with the related parties:

Accounts	Name of related parties	As of December 31, 2024	As of December 31, 2023
Contract liabilities	Jiujiang Jingyan Trading	217,119	—
Total		$217,119	$—

Note 20. Commitments and Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Note 21. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the SEC. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the combined financial statements, except the following:

On January 03, 2025, the Company entered into a loan agreement with Bank of China, pursuant to which the Operating Entity obtained loan in the total amount of $1,369,994 (RMB10,000,000) with a fixed interest rate of 3.10% per annum. The interest is paid monthly and the loan maturity date is January 02, 2026.

Note 22. Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of combined subsidiaries exceed 25 percent of combined net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the combined net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

F-65

For purposes of the above test, restricted net assets of combined subsidiaries shall mean that amount of the Company’s proportionate share of net assets of combined subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s combined financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the combined financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the combined financial statements, if any.

Condensed balance sheets

	As of December 31, 2024	As of December 31, 2023
ASSETS
Non-Current Asset
Investment in subsidiaries	$4,785,946	$20,647,005
Total non-current asset	$4,785,946	$20,647,005
Total Assets	$4,785,946	$20,647,005

EQUITY
Class A Ordinary Share, $0.0001 par value, 481,087,500 shares authorized; 3,337,500 shares issued and outstanding*	334	334
Class B Ordinary Share, $0.0001 par value, 18,912,500 shares authorized; 18,912,500 shares issued and outstanding*	1,891	1,891
Additional paid-in capital	4,441,876	4,441,876
Statutory reserve	1,776,537	1,776,537
Retained earnings	284,125	15,807,837
Accumulated other comprehensive loss	(1,718,817)	(1,381,470)
Total Equity	$4,785,946	$20,647,005

Condensed statements of operations

	For the Years Ended December 31,
	2024	2023
Operating expenses:
Equity in gain (loss) of subsidiaries	$(3,738,938)	$5,328,081
Net (loss) income	$(3,738,938)	$5,328,081

Comprehensive (loss) income
Net (loss) income	$(3,738,938)	$5,328,081
Foreign currency translation adjustments	(337,347)	(502,486)
Comprehensive (loss) income	$(4,076,285)	$4,825,595

Condensed statements of cash flows

	For the Years Ended December 31,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(3,738,938)	$5,328,081
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	3,738,938	(5,328,081)
Net Cash Provided by operating Activities	$—	$—

Changes in Cash	—	—
Cash, Beginning of Year	—	—
Cash, End of Year	$—	$—

* The share amounts are presented on a retrospective basis.

F-66

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Quad Global Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Quad Global Inc. (the “Company”) as of February 28, 2025, and the related statements of operations and comprehensive income, changes in shareholder’s equity, and cash flows for the period from February 5, 2025 (inception) through February 28, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025, and the results of its operations and its cash flows for the period from February 5, 2025 (inception) through February 28, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

March 24, 2025

F-67

Quad Global Inc.
Balance Sheet
(in U.S. dollars unless otherwise stated)

February 28, 2025
Total Assets	$—

Liabilities and Shareholder’s Equity
Total Liabilities	$—

Commitments and Contingencies

Shareholder’s Equity
Class A Ordinary Share, $0.0001 par value, 400,000,000 shares authorized; 1 share issued and outstanding as of February 28, 2025)	—	*
Class B Ordinary Share, $0.0001 par value, 100,000,000 shares authorized; 0 share issued and outstanding as of February 28, 2025)	—
Preferred Share, $0.0001 par value, 5,000,000 shares authorized; 0 share issued and outstanding as of February 28, 2025)	—
Retained earnings	—
Total Shareholder’s Equity	—
Total Liabilities and Shareholder’s Equity	$—

* Amount less than $1

The accompanying notes are an integral part of these financial statements.

F-68

Quad Global Inc.
Statement of Operations and Comprehensive Income

For the period from February 5, 2025 (Inception) through February 28, 2025
Formation and operating costs	$—
Operating expenses	—
Net income and comprehensive income	$—

The accompanying notes are an integral part of these financial statements.

F-69

Quad Global Inc.
Statement of Changes in Shareholder’s Equity
For the Period from February 5, 2025 (Inception) through February 28, 2025
(Expressed in U.S. dollar)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Retained	Total Shareholders’
	Shares*	Amount	Shares*	Amount	earnings	Equity
		$		$	$	$
Balance as of February 5, 2025 (Inception)	—	—	—	—	—	—
Issuance of class A ordinary share	1	—*	—	—	—	—
Balance as of February 28, 2025	1	$ — *	—	$—	$—	$—

* Amount less than $1

The accompanying notes are an integral part of these financial statements.

F-70

Quad Global Inc.
Statement of Cash Flows

For the period from February 5, 2025 (Inception) through February 28, 2025
Net Cash Provided by Operating Activities	—
Cash, Beginning of the Period from February 5, 2025 (inception)	—
Cash, End of the Period	$—

The accompanying notes are an integral part of these financial statements.

F-71

Quad Global Inc.
Notes to the Financial Statements
(in U.S. dollars unless otherwise stated)

1. ORGANIZATION AND BUSINESS DESCRIPTION

Quad Global Inc. (“Pubco”, or the “Company”) was incorporated as a private company under the laws of Cayman Island on February 5, 2025.

The Company was formed for the purpose of becoming the ultimate parent company in KM QUAD (“QUAD”) following the transactions contemplated in the business combination agreement, dated February 14, 2025 (the “Business Combination Agreement”) by and among the Company, QUAD, and Quetta Acquisition Corporation (“Quetta”), a special purpose acquisition company. As of February 28, 2025, the Company had no assets, liabilities, or operations.

Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of Quetta, Quetta will reincorporate in the Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Redomestication Merger”); (ii) promptly after the Redomestication Merger, Quad Group Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability and a direct wholly owned subsidiary of PubCo (“Merger Sub”), will be merged with and into QUAD, with QUAD remaining as the surviving entity, resulting in QUAD being a wholly owned subsidiary of PubCo (the “Acquisition Merger”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

F-72

(c) Transaction costs in an offering of equity securities

In the event of offering of equity securities, incremental costs that otherwise would not have been incurred are deferred and capitalized in the balance sheet as deferred offering costs which will be later deducted against additional paid-in capital upon completion of offering of equity securities.

(d) Income taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of February 28, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the other tax jurisdictions. Consequently, income taxes are not reflected in the Company’s financial statements.

(e)  Recent accounting standards

In December 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

3. EQUITY

The Company’s authorized share capital is 400,000,000 class A ordinary shares of par value $0.0001 each, 100,000,000 class A ordinary shares of par value $0.0001 each, and 5,000,000 preferred shares of par value $0.0001 each. February 5, 2025, the Company issued 1 common stock to its shareholder. As of February 28, 2025, the Company had 1 outstanding common stock.

4. SUBSEQUENT EVENTS

The Company evaluated the subsequent event through the date of this report and concluded that there are no material reportable subsequent events need to be disclosed.

F-73

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated

February 14, 2025

by and among

KM QUAD, a Cayman Islands exempted company (the “Company”),

Certain shareholders of the Company (the “Principal Shareholders”),

Junan Ke (the “Principal Shareholders’ Representative”),

Quetta Acquisition Corporation, a Delaware corporation (the “Parent”),

Quad Global Inc., a Cayman Islands exempted company (the “Purchaser”), and

Quad Group Inc., a Cayman Islands exempted company (the “Merger Sub”).

A-1

i

TABLE OF CONTENTS CONTINUED

ii

TABLE OF CONTENTS CONTINUED

iii

TABLE OF CONTENTS CONTINUED

EXHIBIT A	Form of Company Shareholders Lock-up Agreement	E-A1
EXHIBIT B	Form of Registration Rights Agreement	E-B1
EXHIBIT C	Form of Proposed Amended and Restated Memorandum and Articles of Association of Redomestication Surviving Corporation	E-C1
EXHIBIT D	Company Shareholders Support Agreement	E-D1
SCHEDULE I	Company Disclosure Letter	S-I
SCHEDULE II	Parent Disclosure Letter	S-II
SCHEDULE 4.1(a)	Shareholder Allocation	S-III
SCHEDULE 4.2(a)	Closing Payment Shares	S-IV

iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of February 14, 2025 (the “Signing Date”), by and among KM QUAD, a Cayman Islands exempted company (the “Company”), KJA2 Limited, a company organized under the Laws of the British Virgin Islands, and KN2 Limited, a company also organized under the Laws of the British Virgin Islands (each, a “Principal Shareholder” and collectively, the “Principal Shareholders”), Junan Ke, an individual, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the Principal Shareholders (the “Principal Shareholders’ Representative”), Quetta Acquisition Corporation, a Delaware corporation (the “Parent”), Quad Global Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”), and Quad Group Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”).

W I T N E S E T H:

A. The Company, through its wholly owned subsidiaries, is in the business of the development, production, and sale of protective films and window tints in the People’s Republic of China (the “Business”);

B. The Company is a holding company for KM2 QUAD LIMITED, a private company duly incorporated and validly existing under the Laws of the British Virgin Islands, and it in turn owns 100% of the issued and outstanding equity interest in XG QUAD LIMITED, which is a private company duly incorporated and validly existing under the Laws of Hong Kong (the “HK Subsidiary”);

C. HK Subsidiary directly owns 100% of the issued and outstanding equity interest in Kude (Jiangxi) Technology Co., Ltd. (酷德（江西）科技有限公司)(“Kude” or “WFOE”);

D. Kude directly owns 100% of the issued and outstanding equity interest in Jiujiang Lida Technology Co., Ltd. (九江力达科技有限公司), a People’s Republic of China (“PRC”) company (“Lida”);

E. Parent is a blank check company formed for the sole purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities;

F. The Purchaser is a wholly-owned subsidiary of Parent and was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the Redomestication Surviving Corporation (as defined below) (the “Redomestication Merger”);

G. The parties hereto desire that the Merger Sub shall merge with and into the Company, upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Companies Act (Revised) of the Cayman Islands (the “Cayman Law”) (the “Acquisition Merger,” and together with the Redomestication Merger, the “Mergers”);

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H. For United States federal and applicable state income tax purposes, the parties intend that the Redomestication Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder (the “Redomestication Intended Tax Treatment”), and that this Agreement is intended to be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the Redomestication Merger; and

I. Prior to the execution and delivery of this Agreement by the parties, certain Company Shareholders have entered into and delivered support agreements, pursuant to which each such Company Shareholder has agreed to vote in favor of this Agreement and the Acquisition Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1 “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

1.2 “Additional Agreements” means the Lock-up Agreements, Registration Rights Agreement and Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements.

1.3 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, (a) with respect to all periods prior to the Closing and subsequent to the Closing, each Principal Shareholder is an Affiliate of the Company, and (b) with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company.

1.4 “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.5 “Applicable Taxes” mean such Taxes as defined in IRS Notice 2020-65 (and any corresponding Taxes under state or local tax Applicable Law).

1.6 “Applicable Wages” mean such wages as defined in IRS Notice 2020-65 (and any corresponding wages under state or local tax Applicable Law).

1.7 “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

2

1.8 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, the Cayman Islands, the British Virgin Islands or PRC are authorized to close for business.

1.9 “Closing Payment Shares” means such number of Purchaser Ordinary Shares equal to the Company Net Value divided by $10.00.

1.10 “Circular 37” means the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment Financing and Round Trip Investment via Special Purpose Companies issued by SAFE on July 4, 2014, as may be amended and supplemented from time to time.

1.11 “Code” means the Internal Revenue Code of 1986, as amended.

1.12 “Company Net Value” means an amount equal to $300,000,000.

1.13 “Company Shares” means the class A ordinary shares and class B ordinary shares, par value $0.0001 per share, of the Company.

1.14 “Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Shares.

1.15 “Company Shareholders Lock-up Agreement” means the agreements in the forms attached as Exhibit A or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser Parties and the Company, dated as of the Closing Date hereof entered into by and between the persons listed on Schedule 1.15 and the Purchaser.

1.16 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with Section 7.1 after the Signing Date and prior to the Closing.

1.17 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.18 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.

1.19 “DGCL” means the Delaware General Corporation Law (Title 8, Chapter 1 of the Delaware Code).

3

1.20 “Environmental Laws” means all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.21 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.22 “Fraud Claim” means any claim based solely upon fraud, willful misconduct or intentional misrepresentation as determined by a final court order or judgment by a court of competent jurisdiction, to which all rights of appeal have either lapsed or been exhausted it being understood that a breach of warranty or a covenant shall not, by itself, be deemed to be fraud.

1.23 “Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.24 “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.25 “IPO” means the initial public offering of Parent pursuant to a prospectus dated October 5, 2023.

1.26 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.

1.27 “Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefor, trade name, license, domain names, invention, patent, patent application, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data bases, u.r.l.s., and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by the Company, or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

4

1.28 “Inventory” has the meaning set forth in the UCC.

1.29 “Investment Management Trust Agreement” means the investment management trust agreement made as of October 5, 2023 by and between the Parent and Continental.

1.30 “IT Assets” means computers, software, hardware, servers, workstations, routers, hubs, switches, data communications lines, networks and all other information technology equipment and all associated documentation.

1.31 “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

1.32 “Leases” means the leases set forth on Schedule 1.32 attached hereto, together with all fixtures and improvements erected on the premises leased thereby.

1.33 “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

1.34 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.35 “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, which would prevent the Company from operating its Business in the same manner as on the date of this Agreement and on the Closing Date, provided, however, that “Material Adverse Effect” or “Material Adverse Change” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, and any pandemic, epidemics or human health crises, including COVID-19; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any matter of which Parent is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

5

1.36 “ODI Filings” means the formalities and fillings of overseas direct investment of Chinese enterprises, including but not limited to fulfilling the filing, approval or registration procedures in the development and reform authorities, the competent commercial authorities, and foreign exchange administration authorities and competent banks authorized by such authorities.

1.37 “ODI Shareholders” means the Company Shareholders listed on Schedule 8.8 attached hereto that make the ODI Filings.

1.38 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.39 “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

1.40 “Parent Common Stock” means the common stock, par value of $0.0001 per share, of Parent.

1.41 “Parent Right” means the issued and outstanding rights of Parent, each such right convertible into one share of Parent Common Stock at the closing of a business combination.

1.42 “Parent Securities” means the Parent Common Stock, Parent Rights, and Parent Units, collectively.

1.43 “Parent Unit” means each outstanding unit consisting of one share of Parent Common Stock and one-tenth (1/10) of one Parent Right denominated in one share of Parent Common Stock.

1.44 “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Purchaser Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company Group so encumbered, either individually or in the aggregate, (C) that not resulting from a breach, default or violation by the Company Group of any Contract or Law, and (D) the Liens set forth on Schedule 1.44; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP).

1.45 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

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1.46 “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.47 “Purchaser Class A Ordinary Shares” means the class A ordinary shares, par value $0.0001 per share, of Purchaser, each being entitled to one (1) vote, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

1.48 “Purchaser Class B Ordinary Shares” means the class B ordinary shares, par value $0.0001 per share, of Purchaser, each being entitled to ten (10) votes, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.

1.49 “Purchaser Ordinary Shares” means Purchaser Class A Ordinary Shares and Purchaser Class B Ordinary Shares.

1.50 “Purchaser Parties” means Parent, the Purchaser and the Merger Sub.

1.51 “Purchaser Rights” means the rights of Purchaser, each such right convertible into one Purchaser Class A Ordinary Share.

1.52 “Purchaser Securities” means the Purchaser Ordinary Shares and Purchaser Rights, collectively.

1.53 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.54 “Registration Rights Agreement” means the agreement governing the resale of the Closing Payment Shares, in the form attached as Exhibit B hereto.

1.55 “SAFE” means the State Administration of Foreign Exchange of the PRC.

1.56 “SAFE Rules and Regulations” means, collectively, Circular 37 and any other applicable SAFE rules and regulations, as amended and supplemented from time to time.

1.57 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.58 “SEC” means the U.S. Securities and Exchange Commission.

1.59 “Securities Act” means the Securities Act of 1933, as amended.

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1.60 “Shareholders” or “Company Shareholders” means the shareholders of Company.

1.61 “Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

1.62 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property, including the items listed on Schedule 5.14.

1.63 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

1.64 “Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.65 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.66 “Transaction Costs” means (i) all the legal, financial advisory, consulting, accounting and audit fees, costs and expenses reasonably incurred in connection with the signing of this Agreement and the Redomestication Merger and the Acquisition Merger prior to and through the Closing by the Purchaser Parties, and (ii) all the fees, costs and expenses relating to the valuation of the Company’s business, financial projection and the purchase price in connection with the Redomestication Merger and the Acquisition Merger.

1.67 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.68 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.69 “$” means U.S. dollars, the legal currency of the United States.

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ARTICLE II
REDOMESTICATION MERGER

2.1 Redomestication Merger. At the Redomestication Merger Effective Time (as defined in Section 2.2), and subject to and upon the terms and conditions of this Agreement, and in accordance with Cayman Law and the DGCL, respectively, the Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving company. Purchaser as the surviving company after the Redomestication Merger is hereinafter referred to, after the Redomestication Merger Effective Time, as the “Purchaser” or “Redomestication Surviving Corporation.”

2.2 Redomestication Merger Effective Time. Following the satisfaction or waiver (by the applicable party) of the closing conditions set forth in Section 10 (except for Section 10.1(c) and such conditions to be performed at Closing), Parent hereto shall cause the Redomestication Merger to be consummated by filing a certificate of merger (the “Redomestication Merger Certificate”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL, and filing the plan of merger (“Plan of Redomestication Merger”) (and other documents required by Cayman Law) with the Registrar of Companies in the Cayman Islands, in accordance with the relevant provisions of Cayman Law (the time of such filings, or such later time as specified in the Plan of Redomestication Merger, being the “Redomestication Merger Effective Time”).

2.3 Effect of the Redomestication Merger. At the Redomestication Merger Effective Time, the effect of the Redomestication Merger shall be as provided in this Agreement, the Redomestication Merger Certificate, the Plan of Redomestication Merger and the applicable provisions of the DGCL and Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Redomestication Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Redomestication Surviving Corporation, which shall include the assumption by the Redomestication Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the Redomestication Merger Effective Time, and all securities of the Redomestication Surviving Corporation issued and outstanding as a result of the conversion under Sections 2.6(a) through (c) hereof shall be listed on the public trading market on which the Parent Units may be trading at such time.

2.4 Memorandum and Articles of Association. At the Redomestication Merger Effective Time, the Certificate of Incorporation and Bylaws of the Parent, as in effect immediately prior to the Redomestication Merger Effective Time, shall cease and the memorandum and articles of association of Purchaser shall be the memorandum and articles of association of the Redomestication Surviving Corporation, except that such memorandum and articles of association shall be amended and restated in its entirety so that they read in their entirety as set forth in the form of Exhibit C attached hereto, and as so amended and restated, shall be the memorandum and articles of association of the Redomestication Surviving Corporation and thereafter amended in accordance with their terms, the Organizational Documents of the Redomestication Surviving Corporation and as provided by Law.

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2.5 Directors and Officers of the Redomestication Surviving Corporation. Immediately after the Redomestication Merger Effective Time, the officers and the board of directors of the Redomestication Surviving Corporation shall be constituted by the same persons as the officers and board of directors of the Parent immediately prior to the Redomestication Merger Effective Time.

2.6 Effect on Issued Securities of Parent.

(a) Conversion of Parent Common Stock.

(i) At the Redomestication Merger Effective Time, every share of Parent Common Stock (other than those described in Section 2.11 below)) issued and outstanding immediately prior to the Redomestication Merger Effective Time shall be converted automatically into one Purchaser Class A Ordinary Share. At the Redomestication Merger Effective Time, all shares of Parent Common Stock shall cease to be outstanding and shall automatically be converted or canceled (as the case may be) and shall cease to exist. The holders of issued Parent Common Stock immediately prior to the Redomestication Merger Effective Time, as evidenced by the register of stockholders of the Parent (the “Stockholder Register”), shall cease to have any rights with respect to such Parent Common Stock, except as provided herein or by Law. From and after the Redomestication Merger Effective Time, each certificate or book entry position that evidenced Parent Common Stock immediately prior to the Redomestication Merger shall entitle the holder only to the applicable number of Purchaser Class A Ordinary Shares into which such certificate or book entry position is convertible according to this Section 2.6(a). Upon surrender of each certificate (if any) previously evidencing Parent Common Stock, such certificate shall be exchanged for a certificate representing the same number of Purchaser Class A Ordinary Shares in accordance with Section 2.7.

(ii) Each certificate (if any) formerly representing Parent Common Stock (other than those described in Section 2.11 below) shall thereafter represent only the right to receive the same number of Purchaser Class A Ordinary Shares. Each certificate formerly representing Parent Common Stock (“Parent Dissenting Shares”) owned by holders of Parent Common Stock who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Delaware Law (“Parent Dissenting Shareholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 2.11, unless and until such Parent Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Delaware Law with respect to any Parent Dissenting Shares.

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(b) Parent Units. At the Redomestication Merger Effective Time, every issued and outstanding Parent Unit shall be separated automatically into each’s individual components of one share of Parent Common Stock and one-tenth (1/10) of one Parent Right, and all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each individually separated component shall, at the Redomestication Merger Effective Time, be converted into One Purchaser Class A Ordinary Share, and/or one-tenth (1/10) of Purchaser Right, as the case may be, in accordance with Section 2.6(a) and Section 2.6(c), respectively. The holders of certificates previously evidencing Parent Units outstanding immediately prior to the Redomestication Merger Effective Time shall cease to have any rights with respect to such Parent Units, except as provided herein or by Law. Upon surrender of each certificate (if any) previously evidencing Parent Units, such certificate shall be exchanged for certificates representing the applicable number of Purchaser Class A Ordinary Shares.

(c) Parent Rights. At the Redomestication Merger Effective Time, every issued and outstanding Parent Right immediately prior to the Redomestication Merger Effective Time shall be converted automatically into one Purchaser Right. At the Redomestication Merger Effective Time, all Parent Rights shall cease to be outstanding and shall automatically be converted and shall cease to exist. The holders of certificates previously evidencing Parent Rights outstanding immediately prior to the Redomestication Merger Effective Time shall cease to have any rights with respect to such Parent Rights, except as provided herein or by Law. At the Closing, all Purchaser Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of Purchaser Rights instead will receive one Purchaser Class A Ordinary Share in exchange for the cancellation of each Purchaser Right; provided that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share. Upon surrender of each certificate (if any) previously evidencing Parent Rights, such certificate shall be exchanged for a certificate representing the applicable number of Purchaser Class A Ordinary Shares.

(d) Cancellation of Parent Common Stock Owned by Parent. At the Redomestication Merger Effective Time, if there are any shares of Parent Common Stock that are owned by the Parent as treasury shares or any shares of Parent Common Stock owned by any direct or indirect wholly owned subsidiary of the Parent immediately prior to the Redomestication Merger Effective Time, such shares shall be canceled without any conversion thereof or payment therefor.

(e) Cancellation of Purchaser Ordinary Share Owned by Parent. At the Redomestication Merger Effective Time, every issued and outstanding share(s) of Purchaser owned by the Parent as set forth in Section 6.6(b), being the only issued and outstanding share(s) in Purchaser immediately prior to the Redomestication Merger Effective Time, shall be canceled without any conversion thereof or payment therefor.

(f) Transfers of Ownership. If any securities of Purchaser are to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such Tax has been paid or is not payable.

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(g) No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the Redomestication Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7 Surrender of Securities. All Purchaser Securities issued in exchange of Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Parent Securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.8 Lost Stolen or Destroyed Certificates. In the event any certificates of Parent Securities shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that Redomestication Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Redomestication Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

2.9 U.S. Tax Treatment. For U.S. federal income tax purposes (and for purposes of any applicable state or local income Tax Law that follows the US federal income tax treatment of the Merger), each of the parties intends that the Redomestication Merger qualifies for the Redomestication Intended Tax Treatment (the “Redomestication Intended Tax Treatment”). The Parent and the Purchaser hereby (i) adopt, and the Company acknowledges, this Agreement as a “plan of reorganization” with respect to the Redomestication Merger within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with the Redomestication Intended Tax Treatment, unless otherwise required by a Taxing Authority in connection with an audit. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Redomestication Merger for the Redomestication Intended Tax Treatment or as to the effect, if any, that any transaction consummated on, after or prior to the Redomestication Merger Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Redomestication Merger is determined not to qualify for the Redomestication Intended Tax Treatment.

2.10 Taking of Necessary Action; Further Action. If, at any time after the Redomestication Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Redomestication Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Parent and the Purchaser, the officers and directors of the Parent and the Purchaser are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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2.11 Dissenter’s Rights. No person who has validly exercised their appraisal rights pursuant to Delaware Law shall be entitled to receive the equivalent number of Purchaser Class A Ordinary Shares with respect to the Parent Dissenting Shares owned by such Parent Dissenting Shareholder unless and until such Parent Dissenting Shareholder shall have effectively withdrawn or lost their appraisal rights under the Delaware Law. Each Parent Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Delaware Law with respect to the Parent Dissenting Shares owned by such Parent Dissenting Shareholder. The Parent shall give the Purchaser (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Parent relating to any Parent Dissenting Shareholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Delaware Law. The Parent shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

2.12 Agreement of Fair Value. Parent, Purchaser and the Company respectively agree that the consideration payable for the Purchaser Class A Ordinary Shares represents the fair value of such Purchaser Class A Ordinary Shares for the purposes of Delaware Law.

ARTICLE III
ACQUISITION MERGER

3.1 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3.2) concurrently with the Redomestication Merger, and in accordance with the applicable provisions of Cayman Law, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Acquisition Surviving Corporation”).

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XIII, the closing of the Acquisition Merger (the “Closing”) shall take place concurrently with the Redomestication Merger at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, on a date no later than fifteen (15) Business Days after the satisfaction or waiver of all the conditions set forth in this Agreement, or at such other place and time as the Company and the Purchaser Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall execute a plan of merger (the “Plan of Acquisition Merger”) in form and substance acceptable to the Merger Sub and the Company and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Acquisition Merger (and other documents required by Cayman Law) with the Registrar of Companies in the Cayman Islands in accordance with the relevant provisions of Cayman Law. The Acquisition Merger shall become effective on the date as specified in the Plan of Acquisition Merger (“Effective Time”).

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3.3 Board of Directors. Immediately after the Effective Time, the Redomestication Surviving Corporation’s board of directors shall consist of five (5) directors. Parent shall designate, or cause to be designated, one (1) director, who shall be deemed independent in accordance with Nasdaq requirements and the Company shall designate, or cause to be designated, four (4) of the directors, two (2) of which shall be deemed independent in accordance with Nasdaq requirements. The Redomestication Surviving Corporation’s board of directors will comply with the requirements of Nasdaq. The officers of the Company shall become the officers of the Redomestication Surviving Corporation.

3.4 Effect of the Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Acquisition Merger and the applicable provisions of Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Acquisition Surviving Corporation, which shall include the assumption by the Acquisition Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub set forth in this Agreement to be performed after the Effective Time.

3.5 Memorandum and Articles of Association of the Acquisition Surviving Corporation. At and immediately following the Effective Time, the memorandum and articles of association of the Company, as in effect immediately prior to the Effective Time, shall cease and the amended and restated memorandum and articles of association of the Company in the form annexed to the Plan of Acquisition Merger shall be the memorandum and articles of association of Acquisition Surviving Corporation until thereafter amended in accordance with their terms, the Organizational Documents of the Acquisition Surviving Corporation and as provided by Law.

3.6 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Acquisition Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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ARTICLE IV
CONSIDERATION

4.1 Cancellation and Conversion of Capital.

(a) Cancellation of Ordinary Share. At the Effective Time, by virtue of the Acquisition Merger and this Agreement and without any action on the part of the Purchaser, the Merger Sub, the Company or the Company Shareholders, each Company Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares as defined below) shall be canceled in exchange for the right to receive, without interest, the applicable portion of the Closing Payment Shares for such number of Company Shares (the “Shareholders’ Allocation Schedule”) as specified on Schedule 4.1 attached hereto; it being agreed that the Closing Payment Shares shall be allocated among the Shareholders on a pro rata basis based on the number of Company Shares they hold as of immediately prior to the Effective Time. If there is any change to the Shareholders’ Allocation Schedule between the time of such delivery and the Closing solely as a result of the change of ownership in the Company Shares, the Company shall promptly deliver an updated Shareholders’ Allocation Schedule to Parent. For avoidance of any doubt, each Shareholder of the Company will cease to have any rights with respect to the Company Shares, except the right to receive, without interest, the respective percentage of the Closing Payment Shares issuable to the Shareholders in accordance with the Shareholders’ Allocation Schedule.

(b) Share Capital of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one ordinary share of the Acquisition Surviving Corporation (and such share of the Acquisition Surviving Corporation into which the ordinary share of Merger Sub are so converted shall be the only share of the Acquisition Surviving Corporation that is issued and outstanding immediately after the Effective Time).

(c) Treatment of Certain Company Shares. At the Effective Time, all Company Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Subsidiaries immediately prior to the Effective Time (the “Excluded Shares”) shall be automatically canceled without any consideration delivered in exchange thereof.

(d) No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of Acquisition Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Surrender of Certificates. All securities issued upon the surrender of the certificates representing the Company Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Shares shall also apply to the Closing Payment Shares so issued in exchange.

(f) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Share shall have been lost, stolen or destroyed, the Purchaser shall cause to be issued the applicable portion of the Closing Payment Shares for such number of Company Shares represented by such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

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(g) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company, the Parent Common Stock or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or Purchaser or Parent as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Closing Payment Shares and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2 Payment of Merger Consideration.

(a) Upon and subject to the terms and conditions of this Agreement, on the Closing Date, the Purchaser shall issue to each Shareholder such number of Closing Payment Shares opposite such Shareholder’s name on Schedule 4.2 attached hereto.

(b) No certificates or scrip representing fractional Purchaser Ordinary Shares will be issued pursuant to the Acquisition Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Purchaser.

(c) Legend. Each certificate issued pursuant to the Acquisition Merger to any holder of Company Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of the Purchaser Ordinary Shares:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

4.3 Withholding. Purchaser and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable to the Shareholders pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted, withheld and timely paid over to the appropriate Taxing Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company and the Principal Shareholders of the Company, jointly and severally, hereby represent and warrant to the Parent, the Purchaser and the Merger Sub (collectively, “Purchaser Parties”) that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference in a particular schedule shall be deemed to be an exception to the representations and warranties of the relevant part(ies) that are contained in the corresponding section of this Agreement only; provided that where it is apparent on the face of a disclosure under a particular schedule that such disclosure is, or may be reasonably determined to be, relevant to the matters described under any other sections of this Agreement, such disclosure may also be deemed to be relevant to such other sections. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries. It is being acknowledged that the schedules to this Article V shall be collectively attached hereto as Schedule I.

5.1 Corporate Existence and Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed (the Company and its Subsidiaries, collectively, the “Company Group”). Each member of the Company Group has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect. Each member of the Company Group is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdiction in which any member of the Company Group is qualified to conduct the business.

5.2 Authorization. The execution, delivery and performance by each Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by each Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such Company Group and have been duly authorized by all necessary action on the part of such Company Group, subject to the authorization and approval of this Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby by way of a special resolution of the shareholders of the Company passed by the affirmative vote of holders of Company Shares representing at least two-thirds of the votes of the Company Shares present and voting in person or by proxy at a meeting of the shareholders of the Company in accordance with the memorandum and articles of association of the Company and the Cayman Law, and such other authorization, if any, as specified in the Organizational Documents (“Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company Group enforceable against such Company Group in accordance with their respective terms to which it is a party.

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5.3 Governmental Authorization. Neither the execution, delivery nor performance by the Company Group of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority as of the date of this Agreement, except for the approvals listed on Schedule 5.3 (each of the foregoing, a “Governmental Approval”), which includes but not limited to, the ODI Filings referenced in Section 8.8 and the CSRC approvals referenced in Section 10.1(h).

5.4 Non-Contravention. Except as set forth on Schedule 5.4, to the knowledge of the Company Group, none of the execution, delivery or performance by the Company Group of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the organizational or constitutive documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) except for the Contracts listed on Schedule 5.10 requiring Company Group Consents (but only as to the need to obtain such Company Group Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Share, or any of the Company Group’s assets is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the Company Shares, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.5 Capital Structure.

(a) Share Capital. The authorized share capital of the Company is $50,000 divided into 500,000,000 ordinary shares of $0.0001 each, comprising of: (i) 481,087,500 class A ordinary shares of a par value of $0.0001 each, and (ii) 18,912,500 class B ordinary shares of a par value of $0.0001 each, 3,337,500 class A ordinary shares and 18,912,500 class B ordinary shares are issued and outstanding as of the date hereof. As of the date of this Agreement, (i) no Company Shares are held as treasury shares, (ii) all of the issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and, except as set forth in the Company’s Organizational Documents, are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person, and (iii) all of the issued and outstanding Company Shares are owned legally and of record by the Persons set forth on Schedule 5.5(a). The only Company Shares that will be issued and outstanding immediately after the Closing will be the Company Shares owned by the Purchaser. As of the date of this Agreement, no other class in the share capital of the Company is authorized or issued or outstanding.

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(b) Except as set forth on Schedule 5.5(b), there are no: (a) outstanding Company Share Rights; (b) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company, (c) to the knowledge of the Company, agreements with respect to any of the Company Shares, including any voting trust, other voting agreement or proxy with respect thereto; or (d) disputes, controversies, demands or claims as to any Company Shares.

5.6 Charter Documents. Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the Purchaser Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Each member of the Company Group has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.7 Corporate Records. All proceedings of the board of directors occurring since December 31, 2021, including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of the Company Group since December 31, 2021, have been made available to the Purchaser Parties, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company Group.

5.8 Assumed Names. Schedule 5.8 is a complete and correct list of all assumed or “doing business as” names currently or, within three (3) years prior to the date of this Agreement used by the Company Group, including names on any websites. Since December 31, 2021, none of the Company Group has used any name other than the names listed on Schedule 5.8 to conduct the Business. The Company Group has filed appropriate “doing business as” certificates in all applicable jurisdictions with respect to itself, to the extent as required by applicable laws.

5.9 Subsidiaries.

(a) Schedule 5.9(a) sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 5.9(a), as the case may be, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company Group free and clear of all Liens (other than those, if any, imposed by such Organizational Documents of the Subsidiaries); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized

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options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) except as set forth on Schedule 5.9(a), no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiary listed on Schedule 5.9(a), the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) except as set forth on Schedule 5.9(a), none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.9(a), there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) There are no outstanding options, warrants, rights (including conversion rights, preemptive rights, rights of first refusal or similar rights) or agreements to purchase or acquire any equity interest, or any securities convertible into or exchangeable for an equity interest, of the WFOE and Lida and its subsidiaries.

(c) HK Subsidiary is the legal and beneficial owner of one hundred percent (100%) of the issued and outstanding equity interests of the WFOE. There are no outstanding options, warrants, rights (including conversion rights, preemptive rights, rights of first refusal or similar rights) or agreements to purchase or acquire any equity interest, or any securities convertible into or exchangeable for an equity interest, of the WFOE.

(d) The capital and organizational structure of each WFOE and PRC subsidiary (each, a “PRC Entity”) are valid and in full compliance with the applicable PRC Laws, other than as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 5.9(d), the registered capital of each PRC Entity has been fully paid up in accordance with the schedule of payment stipulated in its Organizational Documents, approval documents, certificates of approval and legal person business license (collectively, the “PRC Establishment Documents”) and in compliance with applicable PRC Laws. The PRC Establishment Documents of each PRC Entity has been duly approved and filed in accordance with the laws of the PRC and are valid and enforceable. The business scope specified in the PRC Establishment Documents complies in all material respects with the requirements of all applicable PRC Laws, and the operation and conduct of business by, and the term of operation of the PRC Entity in accordance with the PRC Establishment Documents is in compliance in all material respects with applicable PRC Laws.

5.10 Consents. The Contracts listed on Schedule 5.10 are the only Contracts binding upon the Company Group or by which any of the Company Shares, or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).

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5.11 Financial Statements.

(a) Schedule 5.11 contains the unaudited consolidated financial statements of the Company Group as of and for the fiscal years ended December 31, 2022 and 2023, consisting of the unaudited consolidated balance sheets as of such date, the unaudited consolidated income statements for the twelve (12) month periods ended on such date, and the unaudited consolidated cash flow statements for the twelve (12) month periods ended on such date, prepared in accordance with the requirements of the Public Company Accounting Oversight Board, and (ii) unaudited financial statements of the Company as of and for the six (6) month period ended June 30, 2024 (the “Balance Sheet Date”), consisting of the unaudited consolidated balance sheets as of such date (the “Company Balance Sheet”), the unaudited consolidated income statement for the six (6) month periods ended on such date, and the unaudited consolidated cash flow statements for the six (6) month periods ended on such date (the “Unaudited Financial Statements,” and together with the Audited Financial Statements (as defined below) and the Interim U.S. GAAP Financial Statements (as defined below), the “Financial Statements”).

(b) The Unaudited Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Unaudited Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c) Except as specifically disclosed in Schedule 5.11(c), reflected or fully reserved against on the Unaudited Financial Statements, and for liabilities and obligations of a similar nature and/or in similar amounts incurred in the ordinary course of business since the Balance Sheet Date, as of the date of this Agreement there are no material liabilities or debts of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unassisted or otherwise) relating to the Company. All material debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Unaudited Financial Statements, are included therein or in the notes thereof.

(d) The Unaudited Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the respective dates thereof. Except as set forth on Schedule 5.11(d), the Company does not have any material Indebtedness.

(e) All financial projections delivered by or on behalf of the Company to Purchaser with respect to the Business were prepared in good faith using assumptions that the Company believes to be reasonable and the Company is not aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have a Material Adverse Effect.

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5.12 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company Group are accurate, complete, and authentic.

(a) The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;

(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b) All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Except as disclosed on Schedule 5.12(b), the Company Group does not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company Group and which is not located at the relevant office.

(c) Since December 31, 2021, neither the Company nor any Subsidiary of the Company has received any written or, to the actual knowledge of the Company, oral allegation, assertion or claim with respect to accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company, or unlawful accounting or auditing matters with respect to the Company or any Subsidiary of the Company.

(d) Since December 31, 2021, no internal investigations with respect to accounting, auditing or revenue recognition have been conducted by the Company or any Subsidiary of the Company.

5.13 Absence of Certain Changes. Since the Balance Sheet Date, the Company Group has conducted the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, to the knowledge of the Company Group,except as set forth on Schedule 5.13, since the Balance Sheet Date, there has not been:

(a) any Material Adverse Effect;

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(b) any transaction, Contract or other instrument entered into, or commitment made, by the Company Group relating to the Business, or any of the Company Group’s assets (including the acquisition or disposition of any assets) or any relinquishment by the Company Group of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent or similar in all material respects, including kind and/or amount, with past practices and those contemplated by this Agreement;

(c) (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in the Company Group; (ii) any issuance by the Company Group of shares or of shares of capital stock or other equity interests in the Company Group, or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company Group of any outstanding shares or shares of capital stock or other equity interests;

(d) (i) any creation or other incurrence of any Lien other than Permitted Liens on the Company Share or any of the Company Group’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by the Company Group, in each case other than in the ordinary course of business consistent with past practice of the Company Group;

(e) any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company Group which will cause a Material Adverse Effect;

(f) any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company Group;

(g) Except as disclosed under Schedule 5.13(g), any sale, transfer, lease to others or otherwise disposition of any of its material assets by the Company Group except for inventory, licenses or services sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(h) (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by the Company Group, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by the Company Group under any Material Contract, or any material license or material permit from any Authority held by the Company Group, other than in the cases of each of clauses (i) through (iv), as provided for in this Agreement or the transactions contemplated hereunder or as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

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(i) other than in the ordinary course of business, any capital expenditure by the Company Group in excess in any fiscal month of $200,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed $200,000 in the aggregate by the Company Group;

(j) any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(k) any loan of any monies to any Person or guarantee of any obligations of any Person by the Company Group, in excess of $200,000, other than accounts payable and accrued liabilities in the ordinary course of business consistent with past business or any loan among Company Group, or any loan approved by the board of directors or shareholders pursuant to its Charter Document;

(l) except as required by U.S. GAAP, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of the Company Group or any revaluation of any of the assets of the Company Group;

(m) any material amendment to the Company Group’s Organizational Documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the transactions contemplated hereunder;

(n) any acquisition of assets (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or business of any Person, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(o) any material Tax election made by the Company Group outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by the Company Group; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by the Company Group; any annual Tax accounting period changed by the Company Group; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement the principal purpose of which does not relate to Taxes) entered into by the Company Group; or any right to claim a material Tax refund surrendered by the Company Group;

(p) any action taken by the Company Group or any event occurred which would have violated the covenants of the Company Group set forth in Section 7.1 herein if such action had been taken or such event had occurred between the date hereof and the Closing Date, or

(q) any undertaking of any legally binding obligation to do any of the foregoing.

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5.14 Properties; Title to the Company Group’s Assets.

(a) Except as set forth on Schedule 5.14(a), the material items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is in the control of the Company or its employees.

(b) The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Financial Statements or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.14(b), no such asset is subject to any Liens other than Permitted Liens. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

5.15 Litigation. Except as set forth on Schedule 5.15, there is no Action pending against, or to the knowledge of the Company Group threatened in writing against or affecting, the Company Group, any of its officers or directors, the Business, or any Company Shares, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There are no outstanding judgments against the Company Group that would reasonably to be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. Each member of the Company Group is not, and has not been in the past three (3) years, subject to any proceeding with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.16 Contracts.

(a) Schedule 5.16(a) lists all oral or written material Contracts (collectively, the “Material Contracts”) to which the Company Group is a party and which are currently in effect and constitute the following:

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $300,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

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(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $300,000 annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $150,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations in excess of $150,000, or (C) has an obligation to make a payment in excess of $150,000 upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company Group;

(iv) all Contracts creating a material joint venture, material strategic alliance, material limited liability company and partnership agreements to which the Company Group is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of $300,000;

(vi) all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business;

(vii) all Contracts relating to material secrecy, confidentiality and nondisclosure agreements restricting the conduct of the Company Group or substantially limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;

(viii) all Contracts relating to material patents, trademarks, service marks, trade names, brands, copyrights, trade secrets, license and other material Intellectual Property Rights of the Company Group;

(ix) all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations

(x) all Contracts with or pertaining to the Company Group to which any 10% Shareholder is a party;

(xi) other than the ordinary course of business, all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $150,000 per month;

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(xii) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding $300,000;

(xiii) any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company (other than the Organizational Documents of the Company Group);

(xiv) any Contract that can be terminated, or the provisions of which are altered so that the purpose of the Contract cannot be achieved, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party; and

(xv) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(b), (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) no Contract (A) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to Purchaser or any of its Affiliates. The Company Group previously provided to the Purchaser Parties true and correct fully executed copies of each written Material Contract.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16(c), none of the execution, delivery or performance by the Company Group of this Agreement or Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.

(d) Except would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or as set forth on Schedule 5.16(d), the Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

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5.17 Licenses and Permits. Schedule 5.17 correctly lists each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.17, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has all Permits necessary to operate the Business.

5.18 Cybersecurity; Compliance with Laws; Regulatory Matters.

(a) Except as set forth on Schedule 5.18(a), the Company Group is not in violation of, has not violated, and to the Company Group’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge, and since December 31, 2021, the Company Group has not received any subpoenas by any Authority. Except as set forth on Schedule 5.18(a), and to the Company Group’s knowledge, no material permit, license or registration is required by the Company Group in the conduct of the Business under any of the Laws described in this Section 5.18. The WFOE has complied in all material respects with all applicable PRC Laws in connection with foreign exchange. Each holder or beneficial owner of an equity security of a Company Group who is a “Domestic Resident” as defined in Circular 37 and is subject to any of the registration or reporting requirements of Circular 37, has complied with all reporting and/or registration requirements (including filings of amendments to existing registrations) under the SAFE Rules and Regulations, and has made all written filings, registrations, reporting or any other communications required by SAFE or any of its local branches. No Company Group has received any oral or written inquiries, notifications, orders or any other form of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with SAFE Rules and Regulations, and each Company Group has obtained all certificates, approvals, permits, licenses, registration receipts and other similar authorizations which are necessary for such Company Group to conduct foreign exchange transactions as now being conducted in compliance with PRC Laws in all material respects. Without limiting the generality of the foregoing, all Approvals of the governmental Authorities of the PRC that are required to be obtained or made in respect of, as applicable, each of the Company Group and the WFOE with respect to its establishment, capital structure, business and operations as it is now being conducted, including the Approvals of the State Administration for Market Regulation of the PRC (formerly the State Administration for Industry and Commerce), the Ministry of Commerce of the PRC, the Nation-al Development and Reform Commission of the PRC, the Ministry of Industry and In-formation Technology of the PRC, SAFE, the Ministry of Human Resources and Social Security of the PRC, and the State Administration of Taxation of the PRC, and their respective local counterparts, if required, have been duly completed in accordance with the applicable Laws of the PRC, except for any such Approvals the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on the Company Group.

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(b) Except as set forth on Schedule 5.18(b), to the Company’s actual knowledge, in connection with its collection, storage, use, processing and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable Laws (collectively “Personal Information”) by or on behalf of any Company Group, the Company Group is and has been in compliance with (i) all applicable Laws (including, without limitation, Laws relating to privacy, personal data protection, use of data, data security, telephone and text message communications, and marketing by email or other channels) in all relevant jurisdictions, (ii) the Company Group’s privacy policies and public written statements regarding the Company Group’s privacy or data security practices, and (iii) the requirements of any contract codes of conduct or industry standards by which any Company Group is bound. The Company Group maintains and has implemented and maintained reasonable physical, technical, organizational and administrative security measures, procedures and policies or otherwise intended or designed to protect all Personal Information and other data owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure. Each Company Group is and has (i) undertaken and resolved or is in the process of resolving in good faith, any material issues identified by any surveys, audits, or assessments (including any risk assessments and risk analyses) of all areas of its business and operations, in each case, required in accordance with applicable Privacy Laws, (ii) made all material disclosures to, and obtained all appropriate and material consents, approvals or authorizations from customers, employees, directors, officers, consultants, contractors and other applicable Persons as required under applicable Privacy Laws to Process such Personal Information lawfully and in accordance with applicable Privacy Laws, (iii) been in compliance in all material respects with all Laws relating to data loss, theft and breach of security notification obligations and (iv) filed all material registrations required under applicable Privacy Laws with the applicable data protection authority, in each case to the extent required under applicable Privacy Laws. To the actual knowledge of the Company Group, there has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, processing, modification or disclosure of or access to Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group which require or required the Company Group to notify Authorities, affected individuals or other parties of such occurrence (y) unauthorized access to or disclosure of the Company Group’s confidential information or trade secrets or (z) data security incidents, data breaches, ransomware incidents, or other adverse events or incidents related to any IT Assets, Personal Information, or Company data in the custody or control of the Company Group or any Service Provider Processing Personal Information on behalf of the Company or the Company Subsidiaries. No Actions are pending or, to the actual knowledge of the Company, threatened in writing against the Company Group relating to the collection, use, dissemination, storage and protection of Personal Information. No member of the Company Group has (i) been subject to any actual or threatened investigation, notice, or request from any Governmental Authority in relation to its processing of data, data protection, privacy, or cybersecurity activities, (ii) received any actual or threatened claim, written communication, enquiry, notification of, warning or complaint from any individual or governmental Authority (including the Cyberspace Administration of China, or the CAC) alleging any violation or breach of applicable Privacy Laws or Security Requirement (including, without limitation, the CSRC Archive Rules), (iii) been involved in any investigation on cybersecurity review initiated by the CAC, the CSRC or any other Authority or received any written notice from any Authority against any member of the Company Group or their respective directors, officers, and employees or (iv) received any written objection to the transactions contemplated under this Agreement from the CSRC, the CAC or any relevant data protection, privacy or security Authority. The processing of Personal Information by the Company Group is carried out in accordance with applicable Privacy Laws, and where applicable, with appropriate safeguards for any transfer of such Personal Information, in all material respects.

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(c) To the Company Group’s best knowledge, and after discussion with applicable regulators, the Company Group is not required to apply for and complete the cybersecurity review filing for overseas listing to the CAC.

(d) To the actual knowledge of the Company, since December 31, 2021, (i) there have been no material breaches of the security of the IT Assets used or held for use by the Company and its Subsidiaries in their businesses, and (ii) there have been no disruptions in any such IT Assets that materially adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential or sensitive information and Personal Information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Since December 31, 2021, neither the Company nor any Subsidiary of the Company has (A) to the actual knowledge of the Company, experienced any material incident in which such information was stolen, or accessed, used or disclosed without authorization, including in connection with a breach of security, or (B) received any written (or, to the actual knowledge of the Company, any other) notice or complaint from any Person (including an Authority) with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

(e) None of the Company nor any Subsidiary of the Company has (i) made an untrue statement of a material fact or fraudulent statement to any Authority; (ii) failed to disclose a material fact required to be disclosed to any Authority.

5.19 Intellectual Property.

(a) Schedule 5.19 sets forth a true, correct and complete list of all material Intellectual Properties owned by the Company Group, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (iv) licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Properties.

(b) The Company Group owns free and clear of all Liens, or has the valid right or license to use, all products, materials, scripts, pictures, software, tools, computer programs, specifications, source code, object code, improvements, discoveries, user interfaces, Internet domain names, enterprise or business names, logos, data, information and inventions, and all documentation and media constituting, describing or relating to the foregoing that is required or used in its business as currently conducted or as proposed to be conducted together with all Intellectual Property Rights in or to all of the foregoing.

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(c) Within the past three (3) years the Company Group has not been sued or charged in writing with or been a defendant in any material Action that involves a claim of infringement of any Intellectual Property Rights, and the Company Group has no knowledge of any other claim of infringement by the Company Group, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company Group.

(d) To the knowledge of the Company Group, the current use by the Company Group of the Intellectual Property Rights does not infringe, and will not infringe, the rights of any other Person in any material respect.

(e) Except as disclosed on Schedule 5.19(e), all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents or trade secrets on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

(f) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents, trade secrets, content and format of content, writings, photographs, drawings, artwork, music (including any musical compositions and master recordings thereof), games, software, audio-visual works, and any underlying materials thereof, and any other literary and artistic works on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

(g) To the knowledge of the Company Group, no current or former employee, agent, consultant or contractor who have contributed to or participated in the creation or development of any material copyrights, patents, trade secrets, content and format of content, writings, photographs, drawings, artwork, music (including any musical compositions and master recordings thereof), games, software, audio-visual works, and any underlying materials thereof, and any other literary and artistic works on behalf of the Company Group or any predecessor in interest thereto either is subject to any arrangement which may cause any rights in or to such intellectual properties to be retained by such current or former employee, agent, consultant or contractor, or to be assigned, transferred, granted or licensed to, or otherwise vested in any other Person.

(h) None of the execution, delivery or performance by the Company Group of this Agreement or any of the Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company Group immediately prior to the Closing to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing in any material respect.

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(i) The Company Group has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Company Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business.

5.20 Customers and Suppliers.

(a) Schedule 5.20(a) sets forth a list of the top ten (10) customers (by the dollar amount of purchases thereby) of the Company Group for the fiscal years ended December 31, 2023 and 2024 (collectively, the “Material Customers”), and the aggregate amount of consideration paid to Company Group by each Material Customer during each such period. Except as set forth in Schedule 5.20(a), as of the Signing Date, no such Material Customer has expressed to the Company Group in writing, and the Company Group has no knowledge of, any Material Customer’s intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with Company Group or of a material breach of the terms of any contract with such Material Customer.

(b) Schedule 5.20(b) sets forth a list of the top ten (10) vendors to and/or suppliers of (by the dollar amount of purchases therefrom) the Company Group for the fiscal years ended December 31, 2023 and 2024 (collectively, the “Material Suppliers”), and the aggregate amount of consideration paid to each Material Supplier by each Group Party during each such period. Except as set forth in Schedule 5.20(b), no Material Supplier is the sole source of the goods or services supplied by such Material Supplier. Except as set forth on Schedule 5.20(b), to the actual knowledge of the Company Group, no supplier listed on Schedule 5.20(b) has (i) terminated its relationship with the Company Group, (ii) materially reduced its business with the Company Group or materially and adversely modified its relationship with the Company Group, (iii) notified the Company Group in writing of its intention to take any such action, or (iv) to the knowledge of the Company Group, become insolvent or subject to bankruptcy proceedings.

5.21 Accounts Receivable and Payable; Loans.

(a) To the Company Group’s knowledge, all accounts receivables and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. To the Company Group’s knowledge, the accounts payable of the Company Group reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

(b) To the Company Group’s knowledge, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect. To the Company Group’s knowledge, except as set forth on Schedule 5.21(b), all accounts, receivables or notes are good and collectible in the ordinary course of business or approved by the board of directors or shareholders pursuant to the Charter Document of Company Group.

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(c) The information set forth on Schedule 5.21(c) separately identifies any and all accounts receivables or notes of the Company Group which are owed by any other entities except for Affiliate of the Company Group as of the Balance Sheet Date and which are not reflected on the Financial Statements. Except as set forth on Schedule 5.21(c), the Company Group is not indebted to any other entities except for Affiliate of the Company Group and no entities except for Affiliate of the Company Group are indebted to the Company Group.

5.22 Pre-payments. Except as set forth on Schedule 5.22, the Company Group has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business or those reflected on the Financial Statements.

5.23 Employees.

(a) Schedule 5.23(a) sets forth a true, correct and complete list of each of the Key Personnel of the Company Group, setting forth the name, title for each such person.

(b) Except as set forth on Schedule 5.23(b), the Company Group is not a party to or subject to any employment contract, consulting agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Company Group, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c) There are no pending or, to the knowledge of the Company Group, threatened claims or proceedings against the Company Group under any worker’s compensation policy or long-term disability policy.

5.24 Employment Matters.

(a) Schedule 5.24(a) sets forth a true and complete list of (i) the form of employment agreement and if applicable, commission agreement (the “Labor Agreements”), and (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company Group now in effect or under which the Company Group has any obligation, or any understanding between the Company Group and any employee concerning the terms of such employee’s employment that does not apply to the Company Group’s employees generally. The Company Group has previously delivered to the Purchaser Parties true and complete copies of such forms of the Labor Agreements and each generally applicable employee handbook or policy statement of the Company Group.

(b) Except as disclosed on Schedule 5.24(b):

(i) to the knowledge of the Company Group, no current employee of the Company Group, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

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(ii) the Company Group is not a party to any collective bargaining agreement, does not have any material labor relations disputes, and there is no pending representation question or union organizing activity respecting employees of the Company Group.

5.25 Withholding. Except as disclosed on Schedule 5.25, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company Group to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed on Schedule 5.25, all reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.26 Real Property.

(a) Except as set forth on Schedule 5.26, the Company Group does not own any Real Property. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has good, valid and subsisting title to its respective owned Real Property described on Schedule 5.26, free and clear of all Liens (except for the Permitted Liens).

(b) With respect to each Lease and to the Company Group’s knowledge: (i) each Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid unless the non-payment are due to circumstances beyond the Company Group’s control; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company Group; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company Group holds the leasehold estate on the Lease free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used in all material respects, and there are no material repair or restoration works likely to be required in connection with any of the leased Real Properties other than as would, individually or in the aggregate, would cost the Company Group less than $100,000 on an annual basis to repair or otherwise remediate for any single Real Property.

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5.27 Accounts. Schedule 5.27 sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Company, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

5.28 Tax Matters.

(a) The Company Group has duly and timely filed all Tax Returns required by applicable Law to be filed by the Company Group; all Taxes (whether or not shown on any Tax Returns) due and owing by the Company Group have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with IFRS; and all such Tax Returns were true, complete and correct in all respects.

(b) There is no Proceeding, audit or claim now in progress against the Company Group in respect of any Tax, nor has any Proceeding for additional Tax been asserted in writing by any Tax authority that has not been resolved or settled in full.

(c) No written claim has been made by any Tax authority in a jurisdiction where the Company Group has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(d) The Company Group is not a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the ordinary course and not relating primarily to Taxes).

(e) The Company Group has withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(f) The Company Group does not have an outstanding request for any extension of time within which to pay any Taxes or file any Tax Returns (other than extensions requested in the ordinary course), and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company Group that will remain outstanding as of the Closing Date.

(g) The Company Group has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) There are no Liens for Taxes upon any assets of the Company Group other than Permitted Liens.

(i) The Company Group has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise or similar agreement with any Tax authority in respect of which the Company Group could have any Tax Liability after the Closing. The Company Group has not any request for a ruling in respect of Taxes pending between the Company Group and any Tax authority.

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(j) The Company Group (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or other comparable group for state, local or foreign Tax purposes or (ii) has no Liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course and not relating primarily to Taxes), or otherwise by Law.

(k) The Company Group has not participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(l) The Company Group will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of (i) any use of an improper or change in method of accounting for any Tax period on or before the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed on or before the Closing, (iii) any installment sale or open transaction disposition made on or before the Closing, (iv) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law) arising on or before the Closing; (v) prepaid amount received or deferred revenue accrued and prior to the Closing outside the ordinary course, (vi) an election under Section 108(i) of the Code made on or before the Closing, (vii) any member of the Company Group that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income” (within the meaning of Section 952(a) of the Code) accrued on or before the Closing, (viii) “global intangible low-taxed income” of the Company Group within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to any taxable period (or portion thereof) on or before the Closing or (ix) election made pursuant to Section 965(h) of the Code.

(m) The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the financial statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing in accordance with the past custom and practice of the Company Group in filing Tax Returns.

(n) The Company Group has been in compliance in all respects with all applicable transfer pricing laws and legal requirements.

(o) No Member of the Company Group has deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of the Company and shall not defer the withholding or remittance any Applicable Taxes related or attributable to Applicable Wages for any employees of the Company up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes).

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5.29 Environmental Laws.

(a) Except as set forth on Schedule 5.29, the Company Group has not; (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The Company Group has delivered to the Purchaser Parties all material records in its possession concerning the Hazardous Materials Activities of the Company Group (if any) and all environmental audits and environmental assessments in the possession or control of the Company Group of any facility currently owned, leased or used by the Company Group which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Company Group (if any).

(c) Except as set forth on Schedule 5.29(c) and to the knowledge of the Company Group, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company Group such as could give rise to any material liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

5.30 Powers of Attorney and Suretyships. Except as set forth on Schedule 5.30, the Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.

5.31 Directors and Officers. Schedule 5.31 sets forth a true, correct and complete list of all directors and officers of the Company.

5.32 Other Information. Neither this Agreement nor any of the documents or other information made available to the Purchaser Parties or their Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Business, the Company share capital, the Company Group’s assets or the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading. The Company Group has provided the Purchaser Parties with all material information regarding the Business requested by the Purchaser Parties in writing.

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5.33 Certain Business Practices. To the knowledge of the Company Group, neither the Company Group, nor any director, officer, agent or employee of the Company Group (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. To the knowledge of the Company Group, neither the Company Group, nor any director, officer, agent or employee of the Company Group (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company Group) has, since September 2015, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction, in each case, which, if not given could reasonably be expected to have had a Material Adverse Effect on the Company Group, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company Group that could reasonably be expected to subject the Company Group to suit or penalty in any private or governmental litigation or proceeding.

5.34 Money Laundering Laws. The operations of the Company Group are and have been conducted at all times in compliance with applicable laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Company Group, threatened.

5.35 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.36 Related Party Transaction. Except for employment relationships, agreements relating to the purchase of the Company’s equity securities and/or the payment of cash or equity compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director or executive officer (or equivalent thereof) of the Company Group has or has had directly or indirectly: (i) an economic interest in any Top Customer or Top Supplier, or (ii) any contractual arrangement with the Company Group, other than indemnity arrangements or directors’ and officers’ liability insurance coverage (each, a “Related Party Transaction”); provided, however, that for clarity, no disclosure shall be required under this Section 5.37 with respect to any matter set forth in the foregoing clauses (i) and (ii) involving any portfolio company of any venture capital, private equity, angel or strategic investor in the Company (except to the extent such disclosure would be required pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.) The Company Group have not, since December 31, 2021, (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company Group, or (y) materially modified any term of any such extension or maintenance of credit. To the actual knowledge of the Company Group, there are no contracts or legally binding arrangements between the Company Group, on the one hand, and any family member of any director or executive officer (or equivalent thereof) of the Company Group, on the other hand.

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ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

The Purchaser Parties hereby, jointly and severally, represent and warrant to the Company Group that, except as disclosed in the Parent SEC Documents, each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date):

6.1 Corporate Existence and Power. Parent is a company duly incorporated, validly existing and in good standing under the Law of Delaware. Each of Purchaser and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of the Purchaser Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

6.2 Corporate Authorization. The execution, delivery and performance by the Purchaser Parties of this Agreement and the Additional Agreements (to which it is a party) and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of Purchaser Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the Required Parent Stockholder Approval (as defined in Section 10.1(f)). This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which it is a party) will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against them in accordance with their representative terms.

6.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the Purchaser Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority, except for (a) the filing of the Redomestication Merger Certificate with the Secretary of State of the State of Delaware, and (b) the filing of the Plan of Redomestication Merger (and other documents required by Cayman Law) with the Registrar of Companies in the Cayman Islands.

6.4 Non-Contravention. The execution, delivery and performance by the Purchaser Parties of this Agreement or any Additional Agreements do not and will not (i) provide that holders of fewer than the number of shares of Parent Common Stock specified in the Parent’s Organizational Documents exercise its redemption rights with respect to such transaction, contravene or conflict with the organizational or constitutive documents of Purchaser, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon the Purchaser Parties, except, in each case of clauses (i) and (ii), for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

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6.5 Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

6.6 Capitalization.

(a) Parent is authorized to issue 20,000,000 shares of common stock of a par value of $0.0001 each, of which 8,947,045 shares of Parent Common Stock are issued and outstanding as of the date hereof. 715,304 shares of Parent Common Stock are reserved for issuance with respect to the Parent Rights. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) At the date of this Agreement, the share capital of the Purchaser is $50,500 divided into (i) 400,000,000 Purchaser Class A Ordinary Shares of par value $0.0001 each, (ii) 100,000,000 Purchaser Class B Ordinary Shares of par value $0.0001 each, and (iii) 5,000,000 preferred shares of par value $0.0001 each. One (1) Purchaser Class A Ordinary Share is issued and outstanding as of the date hereof. All issued and outstanding shares of the Purchaser are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) As of the date hereof, the share capital of Merger Sub is $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each (the “Merger Sub Ordinary Share”), of which one (1) share of Merger Sub Ordinary Share is issued and outstanding. All issued and outstanding of Merger Sub Ordinary Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Law, the Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Ordinary Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

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6.7 Information Supplied. None of the information supplied or to be supplied by any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC Documents).

6.8 Trust Fund. As of the date of this Agreement, the Parent has approximately $18,000,000 in the trust fund established by the Parent for the benefit of its public stockholders (the “Trust Fund”) in a United States-based account at JP Morgan Chase, N.A., maintained by Continental Stock Transfer & Trust Company, LLC (the “Continental”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by Continental pursuant to the Investment Management Trust Agreement.

6.9 Listing. As of the date hereof, the Parent Units, Parent Common Stock, and Parent Rights are listed on the Nasdaq Global Market, with trading symbols “QETAU,” “QETA,” and “QETAR.”

6.10 Board Approval. Each of the Parent Board (including any required committee or subgroup of such boards), the sole director of the Purchaser and the sole director of the Merger Sub has, as of the date of this Agreement, (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders or shareholders of the Purchaser Parties, as applicable, and (iii) solely with respect to the Parent Board, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.11 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning

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with the first year Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) Parent’s Current Reports on Form 8-K filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.11) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent SEC Documents (collectively, the “Parent Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of Parent as of the dates thereof and the results of operations of Parent for the periods reflected therein. The Parent Financial Statements (i) were prepared from the Books and Records of the Parent; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Parent with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the Parent Financial Statements, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the Parent’s formation, there are no material liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to Parent. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Financial Statements.

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6.12 Litigation. There is no Action (or any basis therefore) pending against any Purchaser Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Purchaser Parties. No Purchaser Party is, and has previously been, subject to any legal proceeding with any Authority.

6.13 Compliance with Laws. No Purchaser Party is in violation of, has violated, or is under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and no Purchaser Party has not previously received any subpoenas by any Authority.

6.14 Money Laundering Laws. The operations of the Purchaser Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Purchaser Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser Parties, threatened.

6.15 OFAC. Neither the Purchaser Parties, nor any director or officer of the Purchaser Parties (nor, to the knowledge of the Purchaser Parties, any agent, employee, affiliate or Person acting on behalf of the Purchaser Parties) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Purchaser Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, or Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

6.16 Not an Investment Company. The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.17 Tax Matters. For purposes of this Section 6.17, any reference to “Parent” shall also include Purchaser and Merger Sub.

(a) Parent has duly and timely filed all Tax Returns required by applicable Law to be filed by Parent, all Taxes (whether or not shown on any Tax Returns) due and owing by Parent have been paid other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP, and all such Tax Returns were true, complete and correct in all respects.

(b) There is no Proceeding, audit or claim now in progress or, to the Parent’s Knowledge, threatened against Parent in respect of any Tax, nor has any Proceeding for additional Tax been asserted in writing by any Tax authority that has not been resolved or settled in full.

(c) No written claim has been made by any Tax authority in a jurisdiction where Parent has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

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(d) Parent is not a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar agreement (other than Contracts entered into in the ordinary course and not relating primarily to Taxes).

(e) Parent has withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(f) There is no outstanding request for any extension of time within which to pay any Taxes or file any Tax Returns (other than extensions requested in the ordinary course), and there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent that will remain outstanding as of the Closing Date.

(g) Parent has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) There are no Liens for Taxes upon any assets of Parent other than Permitted Liens.

(i) Parent has not been a party to or bound by any closing agreement, private letter rulings, technical advice memoranda, offer in compromise, or any similar agreement with any Tax authority in respect of which Parent could have any Tax Liability after the Closing. Parent does not have any request for a ruling in respect of Taxes pending between Parent and any Tax authority.

(j) Parent (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or other comparable group for state, local or foreign Tax purposes and (ii) has no Liability for the Taxes of any Person (other than Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course and not relating primarily to Taxes), or otherwise by Law.

(k) Parent has not participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b).

(l) Parent will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of (i) any use of an improper or change in method of accounting for any Tax period that occurred on or before Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law) executed on or before Closing, (iii) any installment sale or open transaction disposition made on or before the Closing, (iv) any deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law), (v) prepaid amount received or deferred revenue accrued on or before the Closing outside the ordinary course, (vi) an election under Section 108(i) of the Code made on or before the Closing, (vii) the Parent being treated as a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) and having “subpart F income” (within the meaning of Section 952(a) of the Code) accrued on or before the Closing, (viii) “global intangible low-taxed income” of the Parent within the meaning of Section 951A of the Code (or any similar provision of state, local or non-U.S. Law) attributable to any taxable period (or portion thereof) on or before the Closing or (ix) election made pursuant to Section 965(h) of the Code.

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(m) The unpaid Taxes of the Parent for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the financial statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing in accordance with the past custom and practice of the Parent in filing Tax Returns.

(n) Parent has been in compliance in all respects with all applicable transfer pricing laws and legal requirements.

(o) Parent has not deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of Parent and shall not defer the withholding or remittance any Applicable Taxes related or attributable to Applicable Wages for any employees of Parent up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes).

(p) Parent is not aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Redomestication Merger from qualifying for the Redomestication Intended Tax Treatment.

6.18 Contracts. Schedule 6.18 lists all material Contracts, oral or written to which any of the Purchaser Parties is a party other than those available in full without redaction on the SEC’s website through EDGAR.

ARTICLE VII
COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING

Each of the Company Group and the Purchaser Parties covenants and agrees that:

7.1 Conduct of the Business

(a) From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, conduct their respective business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the other party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), unless such action is consistent with past practices and within the ordinary course of business, the Company Group shall not:

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(i) materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group other than in ordinary course of business consistent with past practice (individually or in the aggregate), which involve payments in excess of $200,000;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $200,000 out of ordinary course of business consistent with past practice (individually or in the aggregate);

(iv) make any capital expenditures in excess of $200,000 (individually or in the aggregate);

(v) sell, lease, license or otherwise dispose of any of the Company Group’s assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $200,000;

(vi) accept returns of products sold from Inventory, consistent with past practice;

(vii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate);

(viii) suffer or incur any Lien on the Company Group’s assets;

(ix) suffer any damage, destruction or loss of property related to any of the Company Group’s assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $200,000;

(x) merge or consolidate with or acquire any other Person or be acquired by any other Person other than pursuant to the Redomestication Merger;

(xi) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets;

(xii) change the principal place of business or jurisdiction of organization other than pursuant to the Acquisition Merger;

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(xiii) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $50,000;

(xiv) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock;

(xv) make or change any material Tax election or change any annual Tax accounting periods; or

(xvi) undertake any legally binding obligation to do any of the foregoing.

(b) From the date hereof through the Closing Date, the Parent and the Purchaser after the Redomestication Merger Effective Time shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the other party’s prior written consent (which shall not be unreasonably withheld), the Purchaser Parties shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to the Purchaser Parties.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time.

(d) From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XIII and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company Group, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations or discussions with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser Parties (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the Purchaser Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

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7.2 Access to Information. From the date hereof until and including the Closing Date, the Company Group and the Purchaser Parties shall, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the Purchaser Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group or the Purchaser Parties and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

7.3 Notices of Certain Events. Each party shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Purchaser Parties or any of the Company Group’s or the Purchaser Parties’ assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

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(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; and

(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.

7.4 SEC Filings.

(a) The Company Group acknowledges that:

(i) the Parent’s stockholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, the Parent must call a special meeting of its stockholders requiring Parent to prepare and file with the SEC a Proxy Statement and Registration Statement (as defined in Section 9.5);

(ii) the Purchaser Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) In connection with any filing the Purchaser Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will, and will use its best efforts to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Purchaser Parties, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information requested by the Purchaser Parties in connection with any filing with the SEC.

(c) Company Group Cooperation. The Company Group acknowledges that a substantial portion of the filings with the SEC and mailings to each Purchaser Party’s stockholders or shareholders with respect to the Proxy Statement shall include disclosure regarding the Company Group and its management, operations and financial condition. Accordingly, the Company Group agrees to as promptly as reasonably practical provide the Purchaser Parties with such information as shall be reasonably requested by the Purchaser Parties for inclusion in or attachment to the Proxy Statement, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company Group and its stockholders or shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company Group understands that such information shall be included in the Proxy Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company Group shall cause their managers, directors, officers and employees to be reasonably available to the Purchaser Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

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7.5 Financial Information. By no later than May 31, 2025, the Company will deliver to the Purchaser Parties (i) audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2023 and 2024, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “Audited Financial Statements”), and (ii) unaudited management accounts of the Company for the three (3) month period ended March 31, 2025, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “Interim U.S. GAAP Financial Statements”). The Interim U.S. GAAP Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The Interim U.S. GAAP Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Group will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC. If reasonably requested by the Purchaser Parties, the Company Group shall use their reasonable best efforts to cause such information reviewed or audited by the Company Group’s auditors.

7.6 Trust Account. The Company Group acknowledges that the Purchaser Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and be paid in sequence of (i) all amounts payable to Parent shareholders holding shares of Parent Common Stock who shall have validly redeemed their shares of Parent Common Stock upon acceptance by the Parent of the Parent Common Stock, (ii) the expenses of the Purchaser Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO, (iv) any amounts payable in accordance with any promissory notes issued prior to the Closing, and (v) the remaining monies in the Trust Account to the Purchaser Parties. Except as otherwise expressly provided in the Investment Management Trust Agreement, Purchaser Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

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7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Parties and the Company Group (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Purchaser Parties or the Company Group, as the case may be, in effect on the date hereof and disclosed in Schedule 7.7(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Redomestication Merger Effective Time, Purchaser shall cause the Organizational Documents of Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser Parties to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) The Company shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”). that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if a substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 200% of the amount per annum the Parent paid in its last full fiscal year, which amount is set forth in Schedule 7.7(b). Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Purchaser Parties to honor all obligations thereunder.

(c) On the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Schedule 7.7(c), which indemnification agreements shall continue to be effective following the Closing.

ARTICLE VIII
COVENANTS OF THE COMPANY GROUP

The Company Group agrees that:

8.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company Group shall duly and timely file all material Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

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8.2 Reasonable Best Efforts to Obtain Consents.

(a) The Company Group shall use its reasonable best efforts to obtain each third party consent as promptly as practicable hereafter.

(b) The Company Group shall use its reasonable best efforts to obtain or provide, as applicable, at the earliest practicable date, all consents, approvals and notices listed in Schedule 8.2(b). The Company shall keep Purchaser Parties apprised of its efforts undertaken by reason of this Section 8.2(b) and the results of such efforts including by giving Purchaser Parties copies of consents obtained and notices provided.

8.3 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within forty-five (45) calendar days following the end of each three-month period, the Company Group shall deliver to Purchaser Parties, for the first three quarters of the year, unaudited management accounts of the Company. The Company Group shall also promptly deliver to the Purchaser Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

8.4 Key Employees of the Company. Schedule 8.4 lists those employees designated by the Company Group as key personnel of the Company Group (the “Key Personnel”). The Key Personnel shall, as a condition to their continued employment with the Company Group, execute and deliver to the Company Group non-disclosure, non-solicitation and non-compete agreements (the “Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements”).

8.5 Company Shareholders Lock-Up Agreement. The Company Shareholders Lock-Up Agreement shall include, among other provisions, restrictions on transfer of the shares of Purchaser Ordinary Shares issued in connection with the Acquisition Merger hereunder, pursuant to which the shares of Purchaser Ordinary Shares issued to the Shareholder who holds more than six percent (6%) of the Company prior to the Acquisition Merger will be locked up until the earlier of (i) six (6) months after the Closing, and (ii) the date the closing price of Purchaser Class A Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after the Closing.

8.6 Settlement of the Purchaser Parties’ Transaction Costs.

(a) From the date hereof through the Closing Date, the Company shall bear 50% of the Transaction Costs incurred by Parent, excluding any amounts payable at Closing from the Trust Account. The Company’s obligation to pay such Transaction Costs incurred by Parent shall not exceed $500,000 in total. Except as otherwise set forth in this Agreement, the Company shall be responsible for and pay its own expenses incurred in connection with this Agreement and the business combination. For the avoidance of doubt, the Redomestication Surviving Corporation and the Company will be responsible for any deferred fees post-Closing.

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(b) From the date hereof through the Closing Date, the Company shall bear 50% of the expenses incurred by Parent in connection with maintaining ongoing public company responsibilities. These expenses include, but are not limited to, accounting fees, auditing expenses and compliance-related legal fee (collectively, the “Public Company Expenses”). Notwithstanding the foregoing, the Company’s contribution to the Public Company Expenses shall not exceed $100,000.

8.7 Settlement of the Parent Extension Payments. In the event that the Closing Date does not occur by February 10, 2025 (the “Initial Period”), the Parent shall have the right to extend the time to complete the business combination up to twenty times for one month each time (each an “Extension Period”) until October 10, 2026. The Company shall be responsible for the extension fees covering nine extensions over nine months, in the total amount of $540,000. The Company shall (i) wire the first installment of the prepaid extension fees, in the amount of $250,000, to Parent’s designated bank account on or before February 14, 2025 in exchange for a promissory note issued by Parent, and (ii) wire the second installment of the prepaid extension fees, in the amount of $290,000, to Parent’s designated bank account on or before April 20, 2025 in exchange for a promissory note issued by Parent, provided that this Agreement has not been terminated prior to that date. If the Closing does not occur prior to October 10, 2025 due to a delay in obtaining CSRC approvals referenced in Section 10.1(h), the Company shall be responsible for any extension fees and other related fees incurred by the Parent beyond October 10, 2025 not to exceed $100,000 per month. If the Closing or termination of this Agreement occurs prior to October 10, 2025, Parent shall return the remaining balance of the prepaid extension fees, if any, to the Company on a pro rata basis. Alternatively, at the Closing, the Company shall have the right to convert any prepaid extension fees that were paid and not returned into Purchaser Class A Ordinary Shares at $10.00 per share.

8.8 ODI Filings. The Company Group shall use its reasonable best efforts to assist the ODI Shareholders listed on Schedule 8.8 attached hereto to complete the ODI Filings, if applicable.

8.9 CSRC filings. The Company Group shall use its reasonable best efforts to complete the CSRC filings referenced in Section 10.1(h).

8.10 SAFE Registration. Each of the Company Group shall use its reasonable best efforts to assist in the preparation of any required applications to SAFE by holders of Parent Securities who are PRC residents for the registration of their respective holdings (whether direct or indirect) of Purchaser Ordinary Shares in accordance with the requirements of applicable SAFE Rules and Regulations and provide such holders of Parent Securities with such information relating to the Company Group as is required for any such applications.

8.11 Company Shareholder Approval. The Company shall take all action necessary to obtain the Requisite Company Vote as promptly as reasonably practicable (but in no event later than five (5) Business Days after the effectiveness of the Registration Statement), including convening an extraordinary general meeting of its shareholders or obtaining written consent from all of its shareholders.

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ARTICLE IX
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

9.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.2 Tax Matters.

(a) Parent and Purchaser hereto shall use their reasonable best efforts to cause the Redomestication Merger to qualify for the Redomestication Intended Tax Treatment, and none of Parent, Purchaser, and their respective Affiliates has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Redomestication Merger from qualifying for the Redomestication Intended Tax Treatment.

(b) Each of Parent, Purchaser, the Company, and their respective Affiliates shall file all Tax Returns consistent with the Redomestication Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-(a) on or with the its Tax Return for the taxable year of the Redomestication Merger), and shall take no position inconsistent with the Redomestication Intended Tax Treatment (whether in audits, Tax Returns or otherwise), unless otherwise required by a Taxing Authority in connection with an audit.

(c) Notwithstanding anything to the contrary contained herein, all Transfer Taxes shall be paid by Parent. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

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(d) Within one hundred twenty (120) days after the end of Purchaser’s current taxable year and each subsequent taxable year of Purchaser for which Purchaser reasonably believes that it may be a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”), Purchaser shall (1) determine its status as a PFIC, (2) determine the PFIC status of each of its Subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (3) make such PFIC status determinations available to the shareholders of Purchaser as of immediately prior to the Effective Time. If Purchaser determines that it (or any of its Non-U.S. Subsidiaries) was, or could reasonably be deemed to have been, a PFIC in such taxable year, Purchaser shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable Purchaser shareholders as of immediately prior to the Effective Time and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to Purchaser or any of the Non-U.S. Subsidiaries, as applicable. The covenants contained in this Section 9.2(d), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the later of (x) two (2) years after the end of Purchaser’s current taxable year or (y) such time as Purchaser has reasonably determined that it is not a PFIC for three (3) consecutive taxable years.

9.3 Compliance with SPAC Agreements. The Company Group and Purchaser Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain registration rights agreement, dated as of October 5, 2023, by and among Parent and the investors named therein.

9.4 Settlement of the Purchaser Parties’ Liabilities. Subject to Section 8.6 herein, concurrently with the Closing, all outstanding liabilities of the Purchaser Parties shall be settled and paid in full and reimbursement of out-of-pocket expenses reasonably incurred by Parent’s or Parent’s officers, directors, or any of their respective Affiliates, in connection with identifying, investigating and consummating a business combination.

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9.5 Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of the Company Group, and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Ordinary Shares to be issued in the Redomestication Merger, which Registration Statement will also contain a proxy statement of Parent (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s organizational documents and the IPO Prospectus to have their shares of Parent Common Stock redeemed in conjunction with the shareholders vote on the Parent Stockholder Approval Matters as defined below. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Redomestication Merger and the Acquisition Merger, by the holders of Parent Common Stock in accordance with the Parent’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, and (ii) such other matters as the Company Group and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Redomestication Merger, the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) and (ii), collectively, the “Parent Stockholder Approval Matters”), and (iv) the adjournment of the Parent Special Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Stockholder Approval (as defined in Section 10.1(f)), whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting. In connection with the Registration Statement, Parent, Purchaser and the Company Group will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Parent’s organizational documents, the DGCL, Cayman Law and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the Purchaser Parties with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The Parent shall provide such information concerning Parent and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Parent shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby.

(b) Each party shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, Parent and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Parent shall cause the Proxy Statement to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.

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(c) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Parent shall distribute the Proxy Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent Special Meeting in accordance with the DGCL for a date no later than forty-five (45) days following the effectiveness of the Registration Statement.

9.6 Confidentiality.

Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement.

ARTICLE X
CONDITIONS TO CLOSING

10.1 Conditions to the Obligations of Each Party to Effect the Merger. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) The Redomestication Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

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(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e) Each of the Additional Agreements shall have been entered into and the same shall be in full force and effect.

(f) The Parent Stockholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Parent Stockholder Approval”).

(g) This Agreement, the Plan of Acquisition Merger and the transactions contemplated hereby and thereby, including the Acquisition Merger, shall have been authorized and approved by the holders of Company Shares constituting the Requisite Company Vote in accordance with the Cayman Law and the Company’s memorandum and articles of association.

(h) The Company Group shall have obtained all approvals necessary from the China Securities Regulatory Commission (the “CSRC”) in connection with the transactions as contemplated under this Agreement, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, as promulgated on February 17, 2023 (the “Measures”), and none of the Company Group has received any notification from any Authorities of the PRC, including the CSRC, that any of the Company Group or other Person are obligated to make any filings or obtain approvals regarding the transactions contemplated under this Agreement pursuant to the Measures and the other PRC Laws, rules and regulations other than the Governmental Approvals that the Company Group have already obtained from the CSRC.

(i) Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

10.2 Additional Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company Group shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

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(b) All of the representations and warranties of the Company Group contained in Article V in this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to Article V (if the representation and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d) All Company Group Consents as set forth on Schedule 5.10 have been obtained, and no such consent shall have been revoked.

(e) The Purchaser Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (d) of this Section 10.2.

(f) The Purchaser Parties shall have received (i) a filed copy of memorandum and articles of association of the Company as in effect as of the Closing Date, (ii) a copy of the certificate of incorporation of the Company, (iii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s shareholders authorizing this Agreement and the transactions contemplated hereby, (iv) certified register of member as in effect as of the Closing Date, and (v) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding the Company from the jurisdiction in which the Company is incorporated.

(g) The Purchaser Parties shall have received copies of all Governmental Approvals, in form and substance reasonably satisfactory to the Purchaser Parties, and no such Governmental Approval shall have been revoked.

(h) The Key Personnel shall have executed the Labor Agreements, Non-disclosure and Non-solicitation Agreements and Non-Compete Agreements and the same shall be in full force and effect.

(i) The Purchaser Parties shall have received Schedule I updated as of the Closing Date.

(j) The Purchaser Parties shall have received duly executed opinions from the Company’s PRC counsel and Cayman Islands counsel, in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Purchaser Parties and dated as of the Closing Date.

(k) The Purchaser Parties shall have received a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement shall be in full force and effect.

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(l) The Purchaser Parties shall have received a copy of each of the Additional Agreements duly executed by all parties thereto, other than Parent, Purchaser or the Company, provided that the non-execution of the Lock-up Agreement by Shareholders who are not the Key Personnel nor Controlled by the Key Personnel collectively holding no more than 5% of share capital in the Company (on a fully-diluted basis) immediately prior to the Closing shall not affect the Closing or occurrence of the Closing.

(m) The ODI Shareholders shall have completed the ODI Filings (as evidenced by the receipt of the ODI registration certificates and filing proofs issued by competent authorities).

10.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Purchaser Parties contained in Article VI of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Purchaser Parties, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of Purchaser Parties to the effect set forth in clauses (a) through (c) of this Section 10.3.

(e) From the date hereof until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Purchaser Parties.

(f) The directors designated by the Company shall have been appointed to the board of directors of the Parent, effective as of the Closing.

(g) The Purchaser Parties shall have executed and delivered to the Company each Additional Agreement to which it is a party.

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ARTICLE XI

[Reserved]

ARTICLE XII
DISPUTE RESOLUTION

12.1 Arbitration.

(a) The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b) If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

(c) The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d) The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the Commercial Arbitration Rules of the American Arbitration Association, except as otherwise provided herein.

(e) On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 12.1(c).

(f) The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g) The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

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(h) Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i) The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j) This arbitration section shall survive the termination of this Agreement.

12.2 Waiver of Jury Trial; Exemplary Damages.

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT. NO PARTY SHALL BE ENTITLED TO SPECIFIC PERFORMANCE OF ANY PROVISION OR THIS AGREEMENT OR ANY OTHER EQUITABLE OR INJUNCTIVE RELIEF HEREUNDER.

(b) Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

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ARTICLE XIII
TERMINATION

13.1 Termination Without Default.

(a) In the event a governmental Authority shall have issued an Order or enacted a Law having the effect of permanently restraining, enjoining or otherwise prohibiting either the Redomestication Merger or the Acquisition Merger, which Order or Law is final and non-appealable, a Purchaser Party or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party; provided, however, that the right to terminate this Agreement pursuant to this Section 13.1(a) shall not be available to the Company or a Purchaser Party if the failure by such party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental Authority.

(b) This Agreement may be terminated at any time by mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors.

13.2 Termination Upon Default.

(a) The Purchaser Parties may terminate this Agreement by giving notice to the Company Group on or prior to the Closing Date, without prejudice to any rights or obligations the Purchaser Parties may have, if the Company Group shall have materially breached any of its representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the Closing Date or this Agreement, the Plan of Acquisition Merger or the transactions contemplated hereby fail to be authorized or approved by the shareholders of the Company and such breach shall not be cured within fifteen (15) days following receipt by the Company Group of a notice describing in reasonable detail the nature of such breach. For avoidance of doubt and notwithstanding anything herein to the contrary, if the Company Group shall have failed to deliver the Audited Financial Statements and the Interim U.S. GAAP Financial Statements by May 31, 2025 and such breach shall not be cured within thirty (30) days following receipt by the Company Group of a notice describing such breach, such breach shall constitute a material breach of this Agreement.

(b) The Company may terminate this Agreement by giving notice to any Purchaser Party, without prejudice to any rights or obligations the Company Group may have, if any Purchaser Party shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured within fifteen (15) days following receipt by such Purchaser Party(s) of a notice describing in reasonable detail the nature of such breach.

(c) If either party causes a delay in the business combination process after the signing of this Agreement that exceeds six (6) months, the other party shall have the right to terminate this Agreement. For the avoidance of doubt, any delay resulting from regulatory, policy, or governmental approvals or filings, including but not limited to approvals or filings with the SEC or the CSRC, in connection with the transactions contemplated herein, shall not be deemed attributable to either party. However, this exclusion shall not apply to delays caused by a party’s failure to submit any necessary or required documents to the relevant regulatory or governmental authorities in a timely and complete manner.

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(d) In the event that this Agreement is terminated pursuant to Section 13.2 hereof, the breaching party or the delaying party shall be obligated to pay the non-breaching party or non-delaying party a break-up fee of $1,500,000 (the “Break-up Fee”), within two (2) business days after termination of this Agreement by the non-breaching party or non-delaying party. The Company and the Purchaser Parties acknowledge and agree that (i) the Break-up Fee is a fair and reasonable estimate of the actual damages suffered by the non-breaching party, which amount would otherwise be impossible to calculate with precision, (ii) the Break-up Fee constitutes liquidated damages hereunder and is not intended to be a penalty, and (iii) the Break-Up Fee shall be the sole and exclusive remedy available to the non-breaching party or non-delaying party and their respective Affiliates against the breaching party or delaying party and their respective Affiliates under this Agreement; provided, however, that the limitations set forth in this Section 13.2(d)(iii) shall not apply to the liabilities arising from any Fraud Claim against the breaching party or the delaying party.

13.3 Survival. The provisions of Article XII through Article XIV shall survive any termination hereof.

ARTICLE XIV
MISCELLANEOUS

14.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (following the Closing), to:

KM QUAD
No. 10 Shunyi Road, Automotive Industry Park
Economic Development Zone
Jiujiang City, Jiangxi Province, PRC
(江西省九江市经开区汽车工业园顺意路10号)
Attn: Qiuping Ke
Email: keqiuping@qq.com

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with a copy to (which shall not constitute notice):

J. Zhang and Associates, P.C.

589 8th Avenue, 8th Street, New York, NY 10018

Attn: Nick L. Torres, Esq.

Email: ntorres@torresbusinesslaw.com

if to Junan Ke as the Principal Shareholders’ Representative:

c/o KM QUAD

No. 10 Shunyi Road, Automotive Industry Park
Economic Development Zone
Jiujiang City, Jiangxi Province, PRC
(江西省九江市经开区汽车工业园顺意路10号)
Attn: Junan Ke

if to any Parent, Purchaser and Merger Sub:

Quetta Acquisition Corporation
1185 Avenue of the Americas; Suite 301
New York, New York 10036
Attn: Hui Chen, Chief Executive Officer
E-mail: hui.chen@alum.cardozo.yu.edu

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Vivien Bai, Esq
Email: vbai@loeb.com

14.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties (prior to the Redomestication Merger Effective Time), the Company, the Principal Shareholders’ Representative and the Principal Shareholders, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

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(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

14.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

14.4 Publicity. Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

14.5 [Reserved].

14.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

14.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof, except that:

(a) the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of Cayman Islands, in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Redomestication Merger, the vesting of the undertaking, property and liabilities of each of Parent and Purchaser in the Redomestication Surviving Corporation, the cancellation and/or conversion of the Parent Common Stock into shares of the Redomestication Surviving Corporation, the fiduciary or other duties of the directors of Parent and the directors of Purchaser, the general rights of the respective shareholders of Parent and Purchaser and the internal corporate affairs of the Parent and Purchasers; and

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(b) the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: the Acquisition Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Acquisition Surviving Corporation, the cancellation of the Company Shares, the fiduciary or other duties of the directors of the Company and the directors of Merger Sub, the general rights of the respective shareholders of the Company and Merger Sub and the internal corporate affairs of the Company and Merger Sub.

14.8 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

14.9 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

14.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

14.11 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

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(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.

14.12 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

14.13 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto; provided, however, that (i) the D&O Indemnified Persons and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce Section 7.7.

14.14 Waiver. Reference is made to the final IPO prospectus of the Parent, dated October 5, 2023 (the “Prospectus”). The Company Group and the Principal Shareholders’ Representative have read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public shareholders of the Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the Parent agreeing to enter into this Agreement, the Company and the Principal Shareholders each hereby agree that he, she or it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

[The remainder of this page intentionally left blank; signature pages to follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

QUETTA ACQUISITION CORPORATION

By:	/s/ Hui Chen
	Name:	Hui Chen
	Title:	Chief Executive Officer

Purchaser:

QUAD GLOBAL INC.

By:	/s/ Hui Chen
	Name:	Hui Chen
	Title:	Director

Merger Sub:

QUAD GROUP INC.

By:	/s/ Hui Chen
	Name:	Hui Chen
	Title:	Director

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:

KM QUAD

By:	/s/ Junan Ke
	Name:	Junan Ke
	Title:	Director

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders’ Representative:

/s/ Junan Ke
Junan Ke

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders:

KJA2 LIMITED

By:	/s/ Junan Ke
	Name:	Junan Ke
	Title:	Authorized Representative

KN2 LIMITED

By:	/s/ Ni Ke
	Name:	Ni Ke
	Title:	Authorized Representative

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Annex B

ANNEX B - AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Quad Global Inc.

(adopted by a Special Resolution passed on [●] and effective upon the effective date of the merger between the Company and Quetta Acquisition Corporation)

1.	The name of the Company is Quad Global Inc.

2.	The Registered Office of the Company will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.	The authorised share capital of the Company is US$50,500 divided into (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each and (iii) 5,000,000 preferred shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

B-1

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Quad Global Inc.

(adopted by a Special Resolution passed on [●] and effective upon the effective date of the merger between the Company and Quetta Acquisition Corporation)

TABLE A

The regulations contained or incorporated in Table A in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, whether by blood, marriage or adoption, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended, restated and/or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an ordinary share of a par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;
“Class B Ordinary Share”	means an ordinary share of a par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means Quad Global Inc., a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of the Class A Ordinary Shares, or which has otherwise been notified to Shareholders;

“Designated Person”	means JUNAN KE 柯均安, the founder of the Company;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by not less than a majority of the vote of the Board;

“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Ordinary Resolution”	means a resolution:

(a)	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles (in computing the majority regard shall be had to the number of votes to which each Member is entitled by these Articles); or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Preferred Shares”	means, a preferred share of a par value of US$0.0001 in the capital of the Company, having the rights provided for in these Articles;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)	passed by not less than two-thirds (2/3) of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	any phrase introduced by the terms “including”, “include” or “in particular” or similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(i)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(j)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(k)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles and where applicable the Designated Stock Exchange Rules, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot, or otherwise dispose of Shares (including, without limitation, Preferred Shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto, at such times and on such terms and having such rights and being subject to such restrictions as they may from time to time determine.

9.	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

14.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15, forthwith upon occurrence of the event specified in Article 15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

15.	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Designated Person or an Affiliate of the Designated Person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Designated Person or an Affiliate of the Designated Person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share. For the avoidance of doubt, (i) where a sale, transfer, assignment or disposition involves a change to the legal title to Class B Ordinary Shares, it shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register, and where a sale, transfer, assignment or disposition involves a change to the ultimate beneficial ownership or there is otherwise no change to the legal title to Class B Ordinary Shares, it shall be deemed effective at the time of the change, as determined in good faith by the Directors in their sole discretion; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, or a change of ultimate beneficial ownership, unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For the purposes of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

16.	Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

17.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially and adversely varied with the consent in writing of the holders of two-thirds (2/3) of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially and adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

19.	A Member may only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

20.	Every share certificate of the Company shall bear such legends as may be required under applicable laws, including the Securities Act.

21.	No certificate shall be issued representing shares of more than one class.

22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

24.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

25.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

27.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.	The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

35.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.	The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.
40.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

43.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares. Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

44.

(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year. Title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the Designated Stock Exchange Rules and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Companies Act.

46.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

50.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine.

52.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks appropriate;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorised by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

54.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

55.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

56.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

57.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

58.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

59.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

60.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

61.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

62.

(a)	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

63.

(a)	The Chairman or a majority of the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of the total number of votes attaching to all issued and outstanding Shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

64.	At least five (5) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by the Members holding Shares which carry in aggregate not less than two-thirds (2/3) of the total number of votes all Shares in issue and entitled to vote at such general meeting Present or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

65.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

66.	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present shall be a quorum for all purposes.

67.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

68.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilise such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

69.	The Chairman, if any, shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

70.	The chairman of any general meeting shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

71.	The chairman of any general meeting at which a quorum is Present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

72.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

73.	At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

74.	A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

75.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

76.	A poll shall be taken forthwith or at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

77.	Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present shall have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which such Shareholder is the holder.

78.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

79.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

80.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

81.	On a poll votes may be given either personally or by proxy.

82.	Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a poll. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

83.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

84.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

85.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

86.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

87.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

88.

(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the Board.

(e)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

89.	A Director may be removed from office by an Ordinary Resolution, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by an Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than five (5) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

90.	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

91.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

92.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

93.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

94.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

95.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

96.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

97.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

98.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

99.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

100.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

101.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

103.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

105.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

106.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

107.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

108.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

109.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(e)	is prohibited by law from being a director; or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

110.	The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

111.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

112.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed the presence of two (2) Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

113.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

114.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

115.	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

116.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

117.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

118.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

119.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

120.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

121.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

122.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

123.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

124.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

125.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

126.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

127.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

128.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

129.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

130.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

131.	No dividend shall bear interest against the Company.

132.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

133.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

134.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

135.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

136.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

137.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

138.	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

139.	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

140.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

141.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

142.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members; or

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members.

SHARE PREMIUM ACCOUNT

143.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

144.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

145.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

146.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

147.	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

148.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

149.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

150.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

151.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

152.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

153.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. To the extent permissible under applicable laws, the Members waive any claim or right of action that they may have, both individually and on the Company’s behalf, against any Director in relation to any action or failure to take action by such Director in the performance of his or her duties with or for the Company, except in respect of any dishonesty, willful default or fraud of such Director.

154.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

155.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each calendar year and shall begin on 1 January in each calendar year.

NON-RECOGNITION OF TRUSTS

156.	No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

157.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

158.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

159.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

160.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

161.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

162.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

163.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

164.	The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

Annex C

ANNEX C – PLAN OF ACQUISITION MERGER

The Companies Act (Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [  ] 2025 between KM QUAD (the “Surviving Company”) and Quad Group Inc. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the sole director of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated [  ] 2025 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Surviving Company is c/o ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands and the registered office of the Merging Company is [●].

4	Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be [US$50,000.00 divided into 500,000,000 ordinary shares of US$0.0001 each, comprising of: (i) 481,087,500 class A ordinary shares of a par value of US$0.0001 each, and (ii) 18,912,500 class B ordinary shares of a par value of US$0.0001 each and the Surviving Company will have 3,337,500 class A ordinary shares and 18,912,500 class B ordinary shares in issue][Note: please confirm].

5	Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share and the Merging Company will have 1 share in issue.

6	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out as follows:[Note: please specify]

[●]

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8	The Memorandum and Articles of Association of the Company shall cease and the Amended and Restated Memorandum and Articles of Association of the Company in the form annexed at Annexure 2 hereto shall be the memorandum and articles of association of Surviving Company until thereafter amended and/or restated in accordance with their terms and as provided by the Statute.

9	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

10	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The names and addresses of each director of the surviving company (as defined in the Statute) are:[Note: please confirm]

12.1	[JUNAN KE柯均安, No. 53, Lashu Shi, Riguang Village, Dingshan Town, Pengze County, Jiujiang

12.2	XIAOPING KE柯小平, Room 1406, No. 10, Holiday North Street, Tianhe District, Guangzhou City, Guangdong Province, China

12.3	NI KE柯妮, Room 2601, 138 Huijing North Road, Tianhe District, Guangzhou City, Guangdong Province, China.]

13	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

14	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute by way of written resolutions of the Surviving Company and Merging Company, as applicable.

15	At any time prior to the Effective Date, this Plan of Merger may be:

15.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

15.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger which the director(s) of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the director(s) of both the Surviving Company and the Merging Company, respectively.

16	This Plan of Merger may be executed in counterparts.

17	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature Page to Follow]

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)
Duly authorised for	)
and on behalf of	)	Director
KM QUAD	)

SIGNED by ________________________	)
Duly authorised for	)
and on behalf of	)	Director
Quad Group Inc.	)

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Annexure 1

Agreement and Plan of Merger

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex D

[ANNEX D – CAYMAN PLAN OF REDOMESTICATION MERGER]

PLAN OF MERGER

THIS PLAN OF MERGER is made on_____________________ between:

(1)	Quetta Acquisition Corporation, a Delaware Corporation with company file number 7435030 with its registered office situated at 1521 Concord Pike Suite 201, Wilmington, New Castle, Delaware 19803 (the Merging Company or the Parent); and

(2)	Quad Global Inc., an exempted company incorporated under the laws of the Cayman Islands with company number 418322 with its registered office situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Purchaser or the Surviving Company or, and together with the Merging Company, the Constituent Companies).

BACKGROUND:

(A)	The Parent, Purchaser, KM QUAD (the Target Company) and Quad Group Inc., among others, have entered into a merger agreement dated 14 February 2024, and as it may be further amended from time to time (the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company in accordance with the terms and conditions set forth therein (the Merger).

(B)	The parties wish to merge in accordance with Part XVI of the Cayman Companies Act and provisions of Section 251 of the Delaware General Corporation Law.

(C)	This Plan of Merger is the plan of merger for the Merger for the purposes of the Cayman Companies Act.

(D)	The directors of each of the Constituent Companies have determined that it is desirable and in the best interests of such Constituent Company that pursuant to the provisions of Part XVI of the Cayman Companies Act and provisions of Section 251 of the Delaware General Corporation Law (if applicable)], the Merging Company be merged with and into the Surviving Company, with the Surviving Company being the surviving company.

IT IS AGREED as follows:

1	Definitions and Interpretation

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

1.2	In this Plan of Merger:

(a)	Cayman Companies Act means the Companies Act (Revised) of the Cayman Islands;

(b)	Cayman Registrar means the Registrar of Companies of the Cayman Islands;

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(c)	CRPM means this Plan of Merger and any other documents to be prepared and executed by the Merging Company and the Surviving Company, in accordance with the requirements of the Cayman Companies Act;

(d)	Effective Time has the meaning given to such term under paragraph 6 in this Plan of Merger;

(e)	Merger has the meaning given to such term under Recital A;

(f)	Parent Common Stock means the common stock, par value of $0.0001 per share, of Parent;

(g)	Parent Rights means the issued and outstanding rights of Parent, each such right convertible into one share of Parent Common Stock at the closing of a business combination; and

(h)	PubCo Class A Ordinary Shares means the class A ordinary shares, par value $0.0001 per share, of the Surviving Company, each being entitled to one (1) vote each;

(i)	Delaware General Corporation Law means the General Corporation Law of the State of Delaware.

1.3	Definitions in the Cayman Companies Act apply in this Plan of Merger unless the context requires otherwise.

2	Constituent Companies

The Merging Company and the Surviving Company are the constituent companies.

3	Name of Surviving Company

The Surviving Company shall be the surviving company and the name of the surviving company shall remain as “Quad Global Inc.”.

4	Registered Office

4.1	The registered office of the Merging Company is at 1521 Concord Pike Suite 201, Wilmington, New Castle, Delaware 19803.

4.2	The registered office of the Surviving Company is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

5	Authorised Maximum Number of Shares and Authorised Share Capital

5.1	Immediately prior to the Effective Time, the Merging Company is authorised to issue 20,000,000 shares of common stock of a par value of $0.0001 each, of which 3,487,049 shares of Parent Common Stock are issued and outstanding.

5.2	Each issued and outstanding shares of Parent Common Stock is entitled to vote on the Merger.

5.3	Immediately prior to the Effective Time, the authorised share capital of the Surviving Company is USD50,500 divided into (i) 400,000,000 class A ordinary shares of par value USD0.0001 each, (ii) 100,000,000 class B ordinary shares of par value USD0.0001 each and (iii) 5,000,000 preferred shares par value USD0.0001 each, of which one (1) class A ordinary share is in issue and outstanding.

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5.4	The one (1) issued and outstanding PubCo Class A Ordinary Share is entitled to vote on the Merger.

5.5	At the Effective Time, the authorised share capital of the Surviving Company shall be USD50,500 divided into (i) 400,000,000 class A ordinary shares of par value USD0.0001 each, and (ii) 100,000,000 class B ordinary shares of par value USD0.0001 each, and (iii) 5,000,000 preferred shares of par value $0.0001 each.

6	Effective Time

In accordance with section 237(15) of the Cayman Companies Act, the Merger shall take effect on the date when the CRPM has been accepted by the Cayman Registrar (the Effective Time).

7	Terms of Merger

The terms and conditions of the Merger, including the manner and basis of converting shares in the Merging Company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, at the Effective Time, and in accordance with the terms and conditions of the Merger:

(a)	every issued and outstanding Parent Unit shall be separated automatically into each’s individual components of one share of Parent Common Stock and one-tenth (1/10) of one Parent Right, and all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

(b)	every share of Parent Common Stock issued and outstanding immediately prior to the Effective Time (other than any dissenting shares) will automatically be cancelled and cease to exist and, for each share of such Parent Common Stock, the Surviving Company shall issue to each Parent stockholder (other than Parent’s stockholders who exercise their appraisal’s rights in connection with the business combination) one validly issued PubCo Class A Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(c)	the holders of Parent Rights issued and outstanding immediately prior to the Effective Time will receive one-tenth (1/10) of one PubCo Class A Ordinary Share in exchange for the cancellation of each Parent Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share;

(d)	any shares of Parent Common Stock that are owned by the Parent as treasury shares or any shares of Parent Common Stock owned by any direct or indirect wholly owned subsidiary of the Parent immediately prior to the Effective Time, such shares shall be canceled without any conversion thereof or payment therefor; and

(e)	every issued and outstanding share(s) of Purchaser owned by the Parent as set forth in section 6.6(b) of the Merger Agreement, being the only issued and outstanding share(s) in Purchaser immediately prior to the Effective Time, shall be canceled without any conversion thereof or payment therefor.]

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8	Rights and Restrictions of Shares

At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company shall be set out in the Memorandum and Articles of the Surviving Company (as defined below).

9	Memorandum and Articles

9.1	At the Effective Time, the memorandum and articles of association of the Merging Company, as in effect immediately prior to the Effective Time, shall be cancelled and retired.

9.2	At the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended and restated by their deletion in their entirety and substitution in their place of the amended and restated memorandum and articles of association of the Surviving Company in the form attached hereto (the Memorandum and Articles of the Surviving Company).

10	Property

At the Effective Time, the separate corporate existence of the Merging Company ceases and the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges or security interest and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies, all as more particularly described in the Merger Agreement.

11	Directors of Surviving Company

11.1	The names and addresses of the directors of the Surviving Company are:

(a)	Hui Chen, c/o Quetta Acquisition Corp, 1185 Avenue of the Americas, Suite 304, New York, NY 10036;

(b)	Robert L. Labbe, c/o Quetta Acquisition Corp, 1185 Avenue of the Americas, Suite 304, New York, NY 10036;

(c)	Ping Zhang, c/o Quetta Acquisition Corp, 1185 Avenue of the Americas, Suite 304, New York, NY 10036;

(d)	Daniel M. McCabe, c/o Quetta Acquisition Corp, 1185 Avenue of the Americas, Suite 304, New York, NY 10036; and,

(e)	Qi Gong, c/o Quetta Acquisition Corp, 1185 Avenue of the Americas, Suite 304, New York, NY 10036.

12	Director Benefits

No amounts or benefits have been paid, or shall be payable to any director of any of the Constituent Companies in connection with the Merger, other than by reason of their ownership of the shares or other equity securities in the Surviving Company in issue and outstanding immediately prior to the Effective Time (if any).

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13	Secured Creditors

Each of the Constituent Companies has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14	Approval and Authorisation

14.1	This Plan of Merger has been approved by the board of directors and shareholders of the Merging Company pursuant to provisions of Section 251 and Section 141(f) of the Delaware General Corporation Law.

14.2	This Plan of Merger has been approved by the sole director and the sole shareholder of the Surviving Company pursuant to section 233(3) and section 233(6) of the Cayman Companies Act.

14.3	Each of the Surviving Company and the Merging Company will execute any document of any kind, and do any other act or thing, that is reasonably necessary to give effect to the Merger.

15	Variation

At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Time, provided that such changed date shall not be a date earlier than the date on which this Plan of Merger is registered by the Cayman Registrar or later than the ninetieth (90th) day after the date of such registration; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

16	Right of Termination

At any time prior to the Effective Time, this Plan of Merger may be terminated by the board of directors of any of the Merging Company and the Surviving Company pursuant to the terms and conditions of the Merger Agreement.

17	Governing Law

This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands. The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the jurisdiction of the courts of the Cayman Islands (provided that any dispute arising under, or in connection with, the provisions of the Delaware General Corporation Law shall be governed by the laws of the Delaware), subject to further mutual agreement based on the situation when dispute arises.

18	Counterparts

This Plan of Merger may be executed in counterparts by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature page to follow]

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Signed for and on behalf of: Quetta Acquisition Corporation

By:
Title: Director

Signed for and on behalf of: Quad Global Inc.

By:
Title: Director

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The PubCo Amended and Restated Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, every director (including any alternate director appointed), secretary, assistant secretary, or other officer for the time being and from time to time of the PubCo (but not including the PubCo’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning PubCo or its affairs in any court whether in the Cayman Islands or elsewhere.

PubCo will enter into indemnification agreements with each of its directors. Under these agreements, PubCo may agree to indemnify its director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of PubCo. A form of indemnification agreement is filed as exhibit to this registration statement.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1#	Merger Agreement dated February 14, 2025 (incorporated by reference to Exhibit 2.1 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2025)
3.1	Certificate of Incorporation of Quetta (incorporated by reference to Exhibit 3.1 to Quetta’s Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on September 14, 2023)
3.2	Amended and Restated Certificate of Incorporation of Quetta (incorporated by reference to Exhibit 3.1 to Quetta’s Current Report on Form 8-K filed with the Securities & Exchange Commission on October 12, 2023)
3.3	Second Amended and Restated Certificate of Incorporation of Quetta (incorporated by reference to Exhibit 3.1 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2025)
3.4	Bylaws of Quetta (incorporated by reference to Exhibit 3.3 to Quetta’s Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on September 14, 2023)
3.5*	Certificate of Incorporation of PubCo
3.6*	Memorandum and Articles of Association of PubCo
3.7*	Form of Amended and Restated Memorandum and Articles of Association of PubCo (included as Annex A to this proxy statement/prospectus)
4.1	Specimen QETA Unit Certificate (incorporated by reference to Exhibit 4.1 to Quetta’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 14, 2023)
4.2	Specimen QETA Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Quetta’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 14, 2023)
4.3	Specimen QETA Right Certificate (incorporated by reference to Exhibit 4.3 to Quetta’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 14, 2023)

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4.4	Registration Rights Agreement, dated October 5, 2023, by and between Continental Stock Transfer & Trust Company and Quetta (incorporated by reference to Exhibit 10.4 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
4.5	Rights Agreement, dated October 5, 2023, by and between Continental Stock Transfer & Trust Company and Quetta (incorporated by reference to Exhibit 4.1 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
4.6*	Specimen of PubCo Ordinary Shares
5.1*	Form of Opinion of Harney Westwood & Riegels
8.1	Form of Opinion of Loeb & Loeb LLP regarding certain federal income tax matters
10.1	Letter Agreements, dated October 5, 2023, by and between Quetta, Quetta’s officers, directors, shareholders and Yocto Investments LLC (incorporated by reference to Exhibit 10.1 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
10.2	Investment Management Trust Account Agreement, dated October 5, 2023 by and between Continental Stock Transfer &Trust Company and Quetta (incorporated by reference to Exhibit 10.2 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
10.3	Stock Escrow Agreement, dated October 5, 2023 among Quetta, directors, officers and shareholders (incorporated by reference to Exhibit 10.3 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
10.4	Subscription Agreement, dated October 5, 2023, by and between Quetta and Yocto Investments LLC (incorporated by reference to Exhibit 10.6 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
10.5	Administrative Service Agreement, dated October 5, 2023, by and between Quetta and Yocto Investments LLC. (incorporated by reference to Exhibit 10.7 to Quetta’s Current Report on Form 8-K filed with the Securities & Exchange Commission on October 12, 2023)
10.6	Indemnity Agreement, dated October 5, 2023 by and between Quetta’s officers, directors, shareholders and Quetta (incorporated by reference to Exhibit 10.5 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
10.7	Amendment to the Investment Management Trust Agreement, dated January 10, 2025, by and between Quetta and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2025)
10.8	Shareholder Support Agreement (Exhibit A to the Merger Agreement) (incorporated by reference to Exhibit 10.1 to Quetta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2025)
10.9*	Form of Employment Agreement between PubCo and PubCo’s executive officers
10.10*	Form of Indemnification Agreement between PubCo and PubCo’s directors
10.11*	Form of Lock-Up Agreement
10.12*	Form of Amended and Restated Registration Rights Agreement
10.13*	Form of Promissory Note issued to Sponsor
10.14*	Form of Promissory Note issued to KM QUAD
14	Form of Code of Ethics (incorporated by reference to Exhibit 14 to Quetta’s Registration Statement on Form S-1/A filed by Quetta with the Securities and Exchange Commission on September 14, 2023)
21.1	Lists of Subsidiaries of the Registrant
23.1*	Consent of MaloneBailey, LLP
23.2*	Consent of Enrome LLP
23.3*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.4	Consent of Hunan Qiyuan Law Firm
99.1*	Consent of Junan Ke (PubCo’s director nominee)
99.2*	Consent of Ni Ke (PubCo’s director nominee)
99.3*	Consent of Qi Gong (PubCo’s director nominee)
99.4*	Consent of Gaofeng Chen (PubCo’s director nominee)
99.5*	Consent of Xiaoqi He (PubCo’s director nominee)
99.6*	Form of Proxy for Special Meeting of Holders of Quetta Common Stock
99.7	Press Release dated February 14, 2025 (incorporated by reference to Exhibit 99.1 of Quetta’s Current Report on 8-K filed with the SEC on February 14, 2025)
99.8	CHFT Advisory and Appraisal, Ltd. Fairness Opinion (attached to the proxy statement/prospectus which forms a part of this registration statement as an annex)
107*	Calculation of Filing Fee Tables

* To be filed

# Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

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Item 22. Undertakings

A.	The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.	The undersigned registrants hereby undertake:

(1)	that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.	The undersigned registrants hereby undertake (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on [______], 2025.

Quad Global Inc.

By:
Name:	Hui Chen
Title:	Principal Executive Officer, principal financial and accounting officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on [_____], 2025 in the capacities indicated.

Name	Title	Date
	Sole Director	[______], 2025
Hui Chen

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the co-registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cayman Islands, on [______], 2025.

KM QUAD

By:
Name:	Junan Ke
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on January 27, 2025 in the capacities indicated.

Name	Title	Date

	Chief Executive Officer and Director	[______], 2025
Junan Ke	(Principal Executive Officer)

	Chief Financial Officer and Director	[______], 2025
Jiang Zuo	(Principal Financial and Accounting Officer)

	Director	[______], 2025
Ni Ke

	Director	[______], 2025
Qi Gong

	Director	[______], 2025
Gaofeng Chen

	Director	[______], 2025
Xiaoqi He

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement or amendment thereto in [____], [____], United States on [____], 2025.

AUTHORIZED U.S. REPRESENTATIVE

By:
Name:
Title:

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